As confidentially submitted to the Securities and Exchange Commission on May 11, 2021. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Intapp, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	7372	46-1467620
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3101 Park Blvd

Palo Alto, CA 94306

(650) 852-0400

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

John Hall

Chief Executive Officer

Intapp, Inc.

3101 Park Blvd

Palo Alto, CA 94306

(650) 852-0400

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Robert Masella Lona Nallengara Kristina Trauger Shearman & Sterling LLP 599 Lexington Ave New York, NY 10022 (212) 848-4000	Steven Todd General Counsel Intapp, Inc. 3101 Park Blvd Palo Alto, CA 94306 (650) 852-0400	Tad J. Freese Brian D. Paulson Latham & Watkins LLP 140 Scott Dr Menlo Park, CA 94025 (650) 328-4600

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 under the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

(Do not check if a smaller reporting company)		Emerging Growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount Of Registration Fee
Common stock, $0.001 par value per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the offering price of any additional shares that the underwriters have the option to purchase, if any.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated                 , 2021

Preliminary prospectus

            shares

Intapp, Inc.

Common stock

This is an initial public offering of shares of common stock of Intapp, Inc. We are offering        shares of our common stock. We expect the initial public offering price will be between $        and $        per share. Currently, no public market exists for our common stock.

We have granted the underwriters an option for a period of 30 days after the date of this prospectus to purchase up to an additional        shares of common stock from us at the initial public offering price less the underwriting discounts and commissions.

We intend to apply to list our shares of common stock on Nasdaq Global Market under the symbol “INTA.”

We are an “emerging growth company” as that term is defined in the Jumpstart Our Business Startups Act of 2012 and, as such, will be subject to certain reduced public company reporting requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

Investing in our common stock involves risks. See “Risk factors” beginning on page 27 to read about certain factors you should consider before buying our common stock.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per share	Total

Initial public offering price	$	$

Underwriting discounts and commissions(1)	$	$

Proceeds, before expenses, to us	$	$

(1)	See the section titled “Underwriting” beginning on page 165 for a description of the compensation payable to the underwriters.

The underwriters expect to deliver the shares of common stock against payment on or about             , 2021.

J.P. Morgan	BofA Securities	Credit Suisse

Prospectus dated        , 2021

Through and including         , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

You should rely only on the information contained in this prospectus, any amendment or supplement to this prospectus and any free writing prospectus filed with the SEC. We have not, and the underwriters have not, authorized anyone to provide you with different or additional information or to make any representations other than those contained in this prospectus or in any free writing prospectuses filed with the SEC. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you or any representation that others may make to you. We are not making an offer of these securities in any state, country or other jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or any free writing prospectus filed with the SEC is accurate as of any date other than the date of the applicable document regardless of its time of delivery or the time of any sales of our common stock. Our business, financial condition, results of operations or cash flows may have changed since such date.

i

Prospectus summary

This summary highlights information contained elsewhere in this prospectus and does not contain all the information you should consider before making an investment decision. You should read the entire prospectus carefully, including the sections entitled “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus, before making an investment decision. Unless otherwise indicated or the context otherwise requires, all references in this prospectus to “we,” “us,” “our,” the “Company,” “Intapp,” and similar terms refer to Intapp, Inc. and its consolidated subsidiaries. See “—About this Prospectus—Basis of Presentation” for additional terms and the basis for certain information used herein. Unless otherwise noted, any reference to a year preceded by the word “fiscal year” refers to the twelve months ended June 30 of that year.

Our mission

Our mission is to enable professional and financial services firms to better connect their people, processes, and data through AI-powered software solutions.

Overview

Intapp is a leading provider of industry-specific, cloud-based software solutions for the professional and financial services industry globally. We empower the world’s premier private capital, investment banking, legal, accounting, and consulting firms with the technology they need to meet rapidly changing client, investor, and regulatory requirements, deliver the right insights to the right professionals, and operate more competitively.

Our Intapp Platform is purpose-built to modernize these firms. The platform facilitates greater team collaboration, digitizes complex workflows to optimize deal and engagement execution, and leverages proprietary AI to help nurture relationships and originate new business. By better connecting their most important assets—people, processes, and data—our platform helps firms increase client fees and investment returns, operate more efficiently, and better manage risk and compliance.

The professional and financial services industry is one of the largest sectors in the global economy. Firms in this industry operate in a highly connected ecosystem, providing valuable expertise, insight, and advice to a broad range of companies across multiple transactions and engagements. The industry is competitive and uniquely structured around highly experienced partners and professionals who leverage knowledge, intellectual capital, and relationships to succeed, as opposed to providing physical goods. Firms must manage an intricate web of complex, non-linear relationships spread across various functions, processes, and personnel while also navigating an ever-changing regulatory environment.

Historically, firms in the professional and financial services industry have either relied on internally built technology solutions and legacy on-premises software or attempted to use horizontal software providers for their industry-specific technology needs. Internally built or legacy solutions tend to be outdated, expensive, and cumbersome to maintain, while horizontal solutions do not align well with how these firms operate and require heavy customization. As a result, we believe these firms are increasingly embracing industry-specific software and AI technology to achieve improved levels of growth, investment, returns, productivity, risk management, and a differentiated experience for their clients, teams, and investors.

Our deep understanding of the professional and financial services industry has enabled us to develop a suite of solutions on the Intapp Platform tailored to address these challenges faced by firms. We offer two solutions:

DealCloud is our deal and relationship management solution for financial services firms. The solution manages firms’ market relationships, prospective clients and investments, current engagements and deal processes, and operations and compliance activities, allowing investors and advisors to react faster, make better decisions, and execute the best deals. For investment banks and advisory firms, this helps enhance their coverage models, achieve greater win rates, and drive higher success fees. For investors, this helps increase origination volume, support investment selection, and drive greater returns.

OnePlace is our solution to manage all aspects of a professional services firm’s client and engagement lifecycle. The solution improves client strategy and targeting, business development and origination, and work delivery, increasing financial performance and regulatory compliance. Professionals make better decisions faster by leveraging more institutional knowledge from across the firm.

We believe our solutions provide us with a competitive advantage, driven by our deep domain expertise gained over 20 years of serving professional and financial services firms. We have cultivated difficult-to-replicate, privileged access to these firms to develop thorough expertise in how they work and what they need. Clients value our scalable platform’s differentiated domain expertise, purpose-built capabilities, comprehensive end-to-end offering, data-driven AI insights, and industry brand. Our client base represents many of the world’s premier professional and financial services firms, including 96 of the Am Law 100 law firms, 7 of the Top 8 accounting firms, and over 900 private capital and investment banking firms.

We sell our software on a subscription basis through a direct enterprise sales model. As of December 31, 2020, we had over 1,500 clients. Our business has historically grown through a combination of expanding within our existing client base—including additional users and capabilities—and selling to new clients. With our scalable, modular cloud-based platform, we believe we are well positioned to continue our growth.

Our total revenues for fiscal year 2020 were $186.9 million, an increase of 30% over the total revenues for fiscal year 2019 of $143.2 million. Our total revenues for the six months ended December 31, 2020 were $97.7 million, an increase of 8% over the total revenues for the six months ended December 31, 2019 of $90.6 million. Net losses attributable to us for fiscal years 2019 and 2020 were $17.1 million and $45.9 million, respectively. Net losses attributable to us for the six months ended December 31, 2019 and 2020 were $23.9 million and $20.7 million, respectively. Our Annual Recurring Revenues (“ARR”) were $143.4 million and $172.6 million as of June 30, 2019 and 2020, respectively, an increase of 20%. Our ARR were $157.7 million and $189.4 million as of December 31, 2019 and 2020, respectively, an increase of 20%. Recently, the majority of our ARR growth has been driven by the sale of SaaS subscriptions. Our Cloud ARR were $47.3 million and $74.1 million as of June 30, 2019 and 2020, respectively, an increase of 57%. Our Cloud ARR were $58.7 million and $88.9 million as of December 31, 2019 and 2020, respectively, an increase of 52%.

Industry background

The professional and financial services industry is one of the largest sectors in the global economy. Within this industry, we primarily focus on private capital, investment banking, legal, accounting, and consulting firms, which, based on the research we have conducted, we believe collectively represent $3 trillion in total global revenues.

Professional and financial services firms provide valuable expertise, insight, and advice to companies throughout their lifecycle, from early stages of growth to maturity. Professional and financial services firms operate in a highly connected ecosystem, frequently providing services and advice to the same end client, or partnering with each other on a specific transaction for the same end client such as an initial public offering, or IPO. Furthermore, it is not uncommon for a single professional or financial services firm to provide multiple services to the same client, as is the case for a Big 4 accounting firm that provides accounting, consulting, taxation, investment banking, legal, and other services.

Professional and financial services firms’ business models have unique, differentiating characteristics

Firms in the professional and financial services industry are organized around knowledge, intellectual capital, and relationships as opposed to physical goods, manufacturing, and supply chains. Firms leverage their specific domain expertise and collective experience to provide their clients with valuable insights and advice or to drive differentiated returns for investors. Instead of a typical sales cycle focused on selling a specific product, these firms have long, continuous, relationship-based sales cycles focused on winning and maintaining client engagements over time, or identifying and closing a series of transactions.

Client engagements often require these firms to manage an intricate web of complex, non-linear relationships spread across various functions, processes, and personnel. As a result, these firms must maintain strong processes to manage confidentiality, potential conflicts of interest and ethical walls in order to monitor and manage risk tied to accepting and winning new engagements. Furthermore, monetization models for these firms tend to be based on success fees or billable hours, or capital returns performance.

The structure of professional and financial services firms is fundamentally different than that of organizations in other industries, such as manufacturing and retail, that consist of large departmental groups with a very small C-suite layer overseeing the entire organization. Professional and financial services firms are structured and organized such that a large number of highly experienced partners and professionals are tasked with operating and managing their own practices or pools of capital to drive business outcomes with departmental functions providing supporting services.

The relationship lifecycle is the cornerstone of success in professional and financial services

Client relationships are the cornerstone of professional and financial services firms’ success. They are critical strategic assets and building and maintaining those relationships through a company’s lifecycle underpins how professional and financial services firms realize maximum economic value for their services over time. A comprehensive approach to the relationship lifecycle boosts a professional and financial services firm’s competitive positioning while increasing its share of the client’s business.

Many professional and financial services firms seek to deploy a structured and connected approach to the relationship lifecycle which includes client development, business acceptance, and delivery of client services. Ensuring client satisfaction at every stage of the lifecycle leads to significant gains in winning and maintaining new business by delivering the right insights to the right professionals at the right time. Conversely, any shortcomings in these processes either jeopardize the client experience or lead to failures to capitalize on an opportunity and thus negatively impact the overall client relationship. Therefore, professional and financial services firms seek holistic, unified solutions to deliver successful business outcomes across the entire lifecycle.

Professional and financial services firms utilize complex data and cross-functional processes

To help win new business and ensure client success, teams at professional and financial services firms utilize multiple complex data sources and cross-functional processes that span various personnel functions and systems. Professionals use and analyze vast amounts of both internal and external data sources, such as client, deal, and market data, that reside in various siloed systems. Data needs to be aggregated from these various siloed systems, put in the right context for the right user, and integrated with relevant systems and applications. For example, throughout a typical law firm’s workflow cycle, multiple personnel must address a complex number of interdependent tasks (as the diagram below indicates). As professional and financial services firms expand the number of clients and projects, these tasks increase the complexity and collective interdependence required of the teams in the client lifecycle process.

Professional and financial services firms are increasingly embracing digital transformation and use of industry-specific software

Multiple catalysts are driving the rapid adoption of technology in the professional and financial services industry.

•

Rising client expectations and intensifying competitive environment. The professional and financial services industry is experiencing a transformation driven by rising client expectations, an intensifying, expanding competitive landscape, and increased transaction activity. To continue to grow and compete, professional services firms are broadening their capabilities and expanding into new segments, such as the Big 4 accounting firms’ expansion into consulting, taxation, legal, and other services. Similarly, private capital firms focused on equity investments are diversifying into other asset classes such as debt. Additionally, in the private capital markets, there are a rising number of firms competing for the same clients or assets, which is further intensifying the competitive landscape. Clients now have more options and are more informed about process and value. As a result, the market has tipped in favor of the clients, who are increasingly setting the agenda, demanding greater transparency, agility, value, and productivity, and better insights from professional and financial services firms. In light of these evolving industry dynamics and client expectations, technology is becoming increasingly necessary to compete successfully, with professional and financial services firms utilizing data-driven business solutions to differentiate their expertise, offerings, and value in order to drive business outcomes.

•

Adoption of cloud-based software continues to accelerate. Mission-critical applications are increasingly being delivered more reliably, securely, cost-effectively and with high scalability to clients via the cloud. New versions and updates are rapidly deployed to all clients. Historically, firms in the professional and financial services industry have relied on internally built solutions and legacy on-premises software. However, with rapid innovation and rising client expectations, these solutions are becoming outdated, less secure, and expensive to maintain. More importantly, cloud-based solutions more readily enable real-time collaboration and provide access to valuable data from anywhere, anytime, on any device. As a result, professional and financial services firms are increasingly adopting and implementing cloud-based software within their organizations.

•

Unlocking and maintaining collective knowledge and expertise. Knowledge and expertise are among the most valuable assets of professional and financial services firms and underpin the relationships that drive value for these organizations. In an increasingly competitive environment, professional and financial services firms are continuously seeking to differentiate themselves on the basis of their knowledge and intellectual capital. Capturing, codifying, and retaining institutional knowledge and expertise is a critical priority. Unlocking the full power of the collective knowledge of a firm requires domain expertise to ascertain the information critical to a professional or financial services firm, a systematic technological approach to capture this data and relevant connections, and the ability to leverage this data to deliver contextual insights—the right insights, to the right professionals, at the right time.

In partner-led firms, turnover in senior leadership and other highly experienced professionals carries an inherent risk of losing accumulated knowledge, expertise, skills, networks, and relationships. Furthermore, young professionals joining the workforce have a greater tendency to switch jobs or firms, thus exacerbating the problem of maintaining institutional knowledge. As a result, many firms are turning to technology as a means of harnessing the value of their knowledge assets.

•

Access to vast repositories of real-time internal and external data. Data in the professional and financial services industry is increasing and has historically been siloed across a large number of systems. There are vast amounts of real-time data to which firms now have access, whether internal or external. However, a significant amount of that data is underutilized, lacks accessibility and availability, and suffers quality issues. These issues are in part due to the challenges of cleansing and stitching together data from siloed systems. In recent years, more professional and financial services firms are realizing the value of collating and connecting internal and external data and integrating such data with the relevant systems and applications for the right user in the right context.

•

The use of AI is creating a significant competitive advantage. AI is poised to play a bigger role in transforming the professional and financial services industry relative to other industries, since value delivered by professionals in the industry is centered around providing knowledge, insight, and advice. Collecting, aggregating, and subsequently synthesizing the vast amounts of data in real-time to extract actionable intelligence is critical for firms in the professional and financial services industry, yet nearly impossible to do without the use of AI. Furthermore, AI is able to automate processes to deliver those insights with great speed. The use of AI is creating significant competitive advantages for firms by enabling them to unify disparate data sources, surface key insights, manage unforeseen risks, and increase efficiency through higher levels of automation in core processes.

•

Generational shift in technology use at work. Professional and financial services relationships are highly dependent on human capital, making it crucial for firms to attract, retain, and nurture talent. The global economy is experiencing changing workforce dynamics such as remote workforces, which have been accelerated by COVID-19, as well as a generational shift in the workforce. These evolving dynamics are making it increasingly challenging for firms to attract and retain talent in the industry. Younger generations have grown up with smartphones, laptops, and social media being the norm, and expect seamless access to information and high-quality user experiences. Given that most professionals in the industry are mobile, having access to valuable data from anywhere, anytime, and on any device is a key competitive advantage. According to a PricewaterhouseCoopers LLP (“PwC”) survey, two-thirds of millennials said that state-of-the-art technology was important to them when considering an employer, and a majority of millennials in financial services make use of their own technology at work to make them more effective. As younger professionals take on leadership roles in the professional and financial services industry, they are more likely to invest in modern technology solutions for their firms, relative to the prior generation.

Existing approaches to manage critical and complex processes for professional and financial services firms are inadequate

Traditionally, professional and financial services firms have used an array of solutions to manage their critical and complex processes. These solutions include:

•

Internally developed solutions.    These internally developed solutions have become increasingly expensive to maintain and lack next-generation technology features and capabilities such as security, governance, and scalability.

•

Legacy solutions.    These solutions have become increasingly outdated due to their aging architecture or limited capabilities, usability, and functionality. They are predominately on-premises and have continued to fall behind SaaS solutions and comprehensive, end-to-end industry-specific platforms.

•

Horizontal solutions.    These solutions were designed for traditional, manufacturing, and retail-based industries and thus require complex and expensive customization to fit the unique needs of the professional and financial services industry. Even with customization, these platforms often fail to align with the ways these firms operate.

These solutions, either used individually or in combination, often fall short of meeting the needs of the professional and financial services industry as they fail to provide a unified view of a firm’s critical data, do not align with processes specific to the industry, or are expensive, slow, complex, manual, error-prone, and require significant customization.

Our market opportunity

We believe the underlying trends in the professional and financial services industry present a compelling market opportunity for Intapp. The failure of legacy systems and horizontal solutions to adequately address the specialized technology needs of today’s professional and financial services firms creates demand for companies like Intapp that focus on industry-specific, cloud-based software solutions. Our market opportunity encompasses both displacing alternative solutions currently used within these firms and penetrating “white space” areas within these firms—areas where no software solution is currently being used but where Intapp can otherwise address the business need with one of our existing or near-term solutions.

We believe private capital, investment banking, legal, accounting, and consulting collectively represent a massive industry with $3 trillion in total global revenues, based on research we have conducted. We believe this industry has a significant need to utilize software to help drive business success, with total addressable market for business software at approximately $23.9 billion. We calculate our total addressable market by multiplying the number of firms in the professional and financial services industry by the potential annual contract value of the software solutions used in the business management of such firms, based upon our historical data and experience. We estimate the total number of firms across the private capital, investment banking, legal, accounting, and consulting sectors on a global basis to be approximately 60,000 firms. This figure excludes firms in the professional services industry with fewer than 50 employees, as they are outside of our current target market focus.

Within this, we believe the serviceable addressable market (“SAM”) opportunity, based on Intapp’s current solutions, to be approximately $9.6 billion, of which over $6.5 billion would be attributable to large firms with over 500 employees. This SAM estimate was calculated by multiplying the average number of professionals per firm by the annual price per professional that we expect to charge to utilize the Intapp Platform on a fully adopted basis, for our existing products only, based upon market interviews and our historical data and experience. We believe our SAM opportunity will increase over time as we expect to continue to develop new solutions and selectively pursue potential acquisitions to address other capabilities demanded by professional and financial services firms to drive their business success.

Our platform

Our Intapp Platform is purpose-built to modernize these firms. The platform facilitates greater team collaboration, digitizes complex workflows to optimize deal and engagement execution, and leverages proprietary AI to help nurture relationships and originate new business. By better connecting their most important assets—people, processes, and data—our platform helps firms increase client fees and investment returns, operate more efficiently, and better manage risk and compliance.

Our deep understanding of the professional and financial services industry has enabled us to develop a suite of solutions on the Intapp Platform tailored to address these challenges faced by firms.

We offer these solutions through an integrated platform that features three key categories of capabilities: a tailored and configurable user experience (UX) based on industry-specific templates, modern AI and intelligence applied to high-value domain-specific use cases, and a specialized data architecture that accurately reflects the unique firm operating model.

Industry solutions

Our solutions enable private capital, investment banking, legal, accounting, and consulting firms to realize the benefits of modern AI and cloud-based architectures for their most critical business functions without compromising industry-specific functionality or regulatory compliance. We have two brands with which we go to market:

•	DealCloud is our deal and relationship management solution for financial services firms. The solution manages firms’ client relationships, prospective clients and investments, current engagements and deal processes, and operations and compliance activities, allowing investors and advisors to react faster, make better decisions, and execute the best deals. For investment banks and advisory firms, this helps enhance their coverage models, achieve greater win rates, and drive higher success fees. For investors, this helps increase origination volume, support investment selection, and drive greater returns.

•

OnePlace    is our solution to manage all aspects of a professional services firm’s client and engagement lifecycle. The solution improves client strategy and targeting, business development and origination, and work delivery, increasing financial performance and regulatory compliance. Professionals make better decisions faster by leveraging more institutional knowledge from across the firm.

Intapp Platform

Our solutions are built on a single platform, taking advantage of shared capabilities tailor-made for the unique requirements of firms. Key features include:

Low-code configurability and personalized UX

Our configurable UX capabilities allow technical and non-technical users to rapidly tailor our applications to meet their specific needs. These capabilities enable our clients to make meaningful changes to their user experience, processes, or business rules with drag-and-drop configuration features and functionality without having to perform custom coding. The flexibility of this framework enables firms to maximize their agility, easily adapting the software to match the frequent changes in their business.

We leverage our deep domain expertise in professional and financial services to create and provide our clients access to pre-built industry-relevant configuration templates that are designed precisely for how these firms and their professionals operate. By mapping the user interface, data model, and workflows of our platform to firms’ unique industry and organizational requirements, we can deliver smart, personalized experiences by practice area, asset class, investment strategy, sector, industry, and geography.

Applied artificial intelligence

Industry-specific AI is embedded throughout our platform and solutions to help professional and financial services firms use their vast amounts of data to optimize critical processes and make better, faster decisions. The applications of AI span a wide range across firm operations, from strategy and business development through to risk and compliance and work execution. Examples include:

•	Automatically analyzing all past engagements by shared characteristics, to derive data-validated intelligence that can be used to improve pricing strategies, and optimize staffing levels.

•	Enhancing conflicts review on matters with large number of parties, for example, bankruptcies or restructuring, to accelerate conflicts clearance and help firms open matters faster with fewer errors.

•	Capturing billable activities to find missing time and automatically fill out timesheets to reduce revenue leakage, minimize write-offs, and accelerate cash and collections.

Industry-specific data architecture

Our platform includes several key data management capabilities that help firms more effectively capture and leverage their critical data using a system of record that reflects the unique operating model of professional and financial services. These capabilities include:

•

Hyper-relational data architecture.    Our hyper-relational data architecture is a specialized data model, purpose-built to capture the complex relationships unique to professional and financial services. The platform creates many-to-many data linkages that connect professionals with prospective clients, investors and target portfolio companies and assets. Our solutions leverage these linkages to provide personalized analysis and insights for each professional that reflects his or her unique area of specialty, including client industry, asset class, investment strategy, geography, transaction type, and others.

•

Low-code integration platform.    Intapp Integration Service is a core capability of our platform that provides cloud-native and easy-to-use, enterprise class integration to connect any application, any data, anywhere across firms without requiring any code. The solution helps firms overcome data silos and easily move information between systems, including within our platform. Intapp Integration Service includes more than 100 industry-specific connectors, as well as extensive built-in workflow and automation capabilities tailored to the unique needs of professional and financial services firms.

•

Market intelligence in one place.    Our platform combines proprietary and third-party market data, transforming it into institutional knowledge that gives dealmakers and other professionals a competitive advantage through better market intelligence. Professionals can easily run complex reports, analyze industry trends, and evaluate potential synergies in the same place where they originate new business and manage relationships. With better real-time, actionable market data, investors can source and close deals that best match their investment thesis and strategy, advisory professionals can quickly develop proprietary relationships and coverage strategies with companies that match previous transactions, and lawyers can more accurately identify white space opportunities with global clients to grow their relationships.

Key benefits of our solution

Our platform solutions helps professional and financial services firms to:

•

Increase revenues and investment returns.    Our clients leverage Intapp’s solutions to increase their revenues and investment returns by improving their origination and business development effectiveness, optimizing market coverage, and helping nurture key relationships to ensure time is spent with the right people and that those relationships convert into business. Our solutions provide firms with a single source of truth and 360 degrees views of key clients, related investments, potential new clients and investments, and prospective deals, giving partners, professionals, and dealmakers a competitive advantage in the market.

•

Operate more efficiently and profitably.    Our solutions help clients increase efficiency and profitability by streamlining and automating the many functions required to originate deals and deliver work. Using Intapp’s workflow, analytics, and AI capabilities, firms can connect and operationalize their formerly disjointed engagement and deal lifecycle, eliminating manual processes, reducing duplicative data entry, and scaling to support growing businesses with less overhead. This focus includes critical processes such as investor relations, business development, conflicts clearance and business acceptance, engagement planning and resourcing, and billing and collections. Our cloud-based delivery model also reduces firms’ operating costs by eliminating their need to own, upgrade, and support the solutions or associated hardware infrastructure.

•

Manage risk and compliance more effectively.    Our solutions help firms reduce regulatory, financial, and reputational risk through workflow and automation, AI, predictive analytics, and rules-based risk scoring. Using Intapp, risk and compliance teams can work seamlessly together with front office professionals, all within the Intapp Platform, to quickly assess new business opportunities, clear and manage conflicts and independence issues, easily establish ethical walls, prepare for regulatory or client audits, and dynamically respond to rapidly changing regulatory landscapes and the firm’s overall risk posture.

•

Leverage collective knowledge for competitive advantage.    Our solutions provide a competitive advantage to firms by helping leverage their immense, but often under-utilized, collective knowledge. With integrated and connected information about investors, economic sectors, deals, clients, engagements, and relationships, combined with relevant third-party data, firm professionals are armed to make better, faster decisions, with better market insights and the knowledge with which to develop stronger relationships and increased business from clients, potential new clients, investors, and potential new investors.

Why Intapp wins

We believe the following strengths provide us with a competitive advantage and position us for our success:

•

Deep domain expertise.    Over the last 20 years serving the professional and financial services markets, we believe we have developed a unique perspective into the processes and systems needed to drive these firms’ operations and business success. We have a substantial number of employees with previous career experience in the industry we serve, and we have cultivated difficult-to-replicate, privileged access to the key decision makers at these firms, including CEOs, CIOs, and CFOs. We conduct regular meetings with industry advisory boards who, along with serving as strong references for our platform, provide valuable insights into the challenges facing their firms and the issues they need technology to address the most. As a result, we believe we have an inherent competitive advantage in identifying, prioritizing, and innovating our software platform to support the industry’s evolving technology needs.

•

Purpose-built for professional and financial services.    Our platform has been designed for the unique organizational structure and day-to-day processes of professional and financial services firms. Our industry-relevant templates provide a familiar interface, nomenclature, and data model. The software is easily configured to match the needs of these professionals. This makes our software intuitive for the professionals that use it and easy to integrate alongside the rest of the firm’s IT and business process infrastructure, and delivers rapid time-to-value, in contrast with horizontal software solutions retrofitted for these firms.

•

Comprehensive cloud-based platform.    We offer an end-to-end platform serving the entirety of the complex workflows of our clients, enabling firms to manage all of their important data and perform critical processes on one highly scalable and secure cloud platform. Our platform contains all of the functionality users expect of modern cloud software, such as a scalable architecture, cloud security, elegant and easy-to-use interfaces, common APIs, robust mobile accessibility, and data integration. We believe this capability is differentiated from many other software providers that either lack such modern functionality designed specifically for our target industry or can only deliver a point solution within the relationship (deal and engagement) lifecycle.

•

Data-driven AI insights and capabilities.    More than 100 industry-specific connectors integrate with the Intapp Platform. Our technology captures and combines a firm’s internal proprietary data with third-party data systems to deliver a connected, single source of truth to the firm’s professionals. This data is augmented by contextual insights, utilizing our proprietary AI to provide intelligence to inform professionals’ decision-making processes throughout the entire relationship lifecycle.

•

Industry leadership and brand recognition.    We are a premier software company dedicated to serving the professional and financial services industry and have developed a strong reputation in the industry over the last 20 years. Our software is increasingly valuable to professional and financial services firms across the globe that are deploying a purpose-built platform for critical processes within their organization. We currently power 96 of the Am Law 100 law firms, 7 of the top 8 accounting firms, and more than 900 private capital and investment banking firms. We believe clients recognize our Intapp, OnePlace, and DealCloud brands and believe us to be a thought leader in the industry. The professional and financial services industry is tightly interconnected. As such, many professionals who move from firm to firm and are exposed to our best-in-class solutions support our success by recommending our solutions to their new employers, setting us up to drive significant further adoption of our platform and further expanding our brand recognition.

•

Experienced management and technology team.    With two decades of working together, our management team brings a combination of leadership, strong relationship with the industry leaders, and difficult-to-replicate industry domain expertise. In addition, with our long history of serving the professional and financial services industry, our technology team brings public company-scale platform experience, significant AI technology depth, and industry expertise to address the needs of our clients. Our founders continue to set our product vision and lead the organization, drawing on a team of AI Ph.D.s and data scientists, advisors from academia, and industry advisory boards who guide our product investment decisions to create differentiating capabilities.

Our growth strategies

We plan to extend our leadership position as a provider of industry SaaS solutions for professional and financial services. The key components of our growth strategy are:

•

Capitalize on a generational shift to the cloud.    Mission-critical applications are increasingly being delivered more reliably, securely and cost-effectively via the cloud, which can more readily enable real-time collaboration and provide access to valuable data from anywhere, anytime, on any device. As more professionals embrace cloud technologies, they drive the accelerated adoption of additional cloud capabilities across their firms. We believe we are now in the early stages of a strong adoption cycle of cloud-based solutions by professional and financial services firms, driven in part by the needs of the next generation of professionals for purpose-built technology and software solutions.

•

Expand within our existing client base.    We have a deep, longstanding, and trust-based relationship with our clients. Our land-and-expand model generates multi-year growth within our client base, with client lifetimes often spanning more than a decade. Clients typically adopt our modular solution to address a specific use case, and then expand their use by adopting more modules, adding more users, and deploying to other parts of their organization over time. We estimate that if our largest 100 clients expanded their use of Intapp Platform to serve all of their users in all parts of their organizations—representing full adoption and usage of the current Intapp Platform capabilities—those 100 clients could represent an additional Intapp sales opportunities in excess of $1 billion of ARR.

•

Grow our client base.    We believe we are addressing a large, underserved market of approximately 60,000 firms with high demand for the capabilities we offer, and that we have a significant opportunity to continue to grow our client base. We have added approximately 200 net new clients for each of fiscal year 2019 and 2020, excluding acquired clients. We will continue to invest in our sales and marketing force to target new client opportunities and grow our client base.

•

Add new solutions to our platform.    We plan to continue investing in our research and development team to enhance the functionality and breadth of our current solutions, as well as to develop and launch new solutions to address the evolving needs of our clients. In particular, we are continuing to invest resources in extending our AI and data science capabilities to better connect people, processes, and data.

•

Broaden our geographical reach.    In fiscal year 2020, we derived 28% of our revenue from international markets outside the United States. We believe there is a significant need for our solutions on a global basis and, accordingly, opportunity for us to grow our business through further international expansion. We will continue to broaden our global footprint and intend to establish a presence in additional international markets.

•

Selectively pursue strategic transactions.    We have acquired and successfully integrated several complementary businesses that allowed us to enhance our platform, add new technology capabilities, and address new client segments. For example, we acquired DealCloud in 2018 to better target private capital and investment banking clients with cloud-based deal management, pipeline management, and CRM functionalities. We will continue to evaluate acquisition opportunities that will help us extend our market leadership and client reach.

Recent developments

In April 2021, we entered into an agreement to acquire all outstanding shares of Repstor Limited (“Repstor”) for initial cash consideration of £16.0 million, subject to certain adjustments, plus additional maximum contingent payments of £20.5 million based upon the achievement of certain performance measures. Repstor is a company based in Belfast, Northern Ireland and engaged in the creation of Microsoft 365-based enterprise content management and team collaboration tools. The transaction is subject to regular and customary closing conditions and is expected to close in the fourth quarter of fiscal year 2021.

Summary risk factors

Our ability to implement our business strategy is subject to numerous risks, as more fully described under the heading “Risk Factors” in this prospectus. These risks include, among others, that:

•	we may not be able to continue our growth at or near historical rates;

•	we have a history of losses and may not achieve or maintain profitability in the future;

•	the global COVID-19 outbreak could harm our business, results of operations, and financial condition;

•	we may experience data breaches, unauthorized access to client data, or other disruptions of our solutions;

•	U.S. and global market and economic conditions may materially impact our or our clients’ operations;

•	our sales cycle is lengthy and variable;

•	we may not effectively manage our expanding operations;

•	we operate in highly competitive markets;

•	we will likely face additional complexity, burdens, and volatility in connection with our international sales and operations; and

•	third parties may assert we are infringing or violating their intellectual property rights.

Implications of being an emerging growth company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As an emerging growth company, we may take advantage of certain reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

•	not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);

•

only two years of audited financial statements are required in addition to any required interim financial statements, and correspondingly reduced disclosure in management’s discussion and analysis of financial condition and results of operations; and

•

(i) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (ii) exemptions from the requirements of holding a non-binding advisory vote on executive compensation, including golden parachute compensation.

When we are no longer deemed to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above. We will remain an emerging growth company until the earliest of: (1) the last day of fiscal year in which we have more than $1.07 billion in annual revenues; (2) the date we qualify as a “large accelerated filer,” which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of the most recently completed second fiscal quarter, we have been required to file annual, quarterly, and current reports under the Exchange Act for at least twelve months, and we have filed at least one annual report pursuant to the Exchange Act; (3) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; and (4) the last day of fiscal year ending after the fifth anniversary of our initial public offering.

We have availed ourselves in this prospectus of the reduced reporting requirements described above. We expect to continue to avail ourselves of the emerging growth company exemptions described above for so long as we remain an emerging growth company. As a result, the information that we provide to stockholders will be less comprehensive than what you might receive from other public companies.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. This permits an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

We have elected to use the extended transition period to enable us to comply with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (1) are no longer an emerging growth company and (2) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our consolidated financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Relationship with Existing Holders

Temasek is an investment company based in Singapore with an approximately $230 billion portfolio of investments in public and private companies worldwide as of March 31, 2020. Temasek’s portfolio covers a broad spectrum of industries including telecommunications, media & technology, financial services, transportation, and life sciences.

Great Hill Partners is a Boston-based private equity firm that has raised over $8 billion in commitments since inception to finance the acquisition, recapitalization, or expansion of rapidly growing companies in a wide range of sectors within the software, communications, healthcare, media, and business and consumer services industries.

Upon the completion of this offering, Temasek and Great Hill Partners will own approximately     % and     % of our common stock (or approximately     % and     % if the underwriters exercise their option to purchase additional shares of common stock in full).

Following the completion of this offering, we will have a stockholders’ agreement and a registration rights agreement that will provide a framework for our ongoing relationship with certain of the Existing Holders. For a description of these agreements, see “Certain Relationships and Related Party Transactions—Stockholders’ Agreement” and “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Corporate information

Intapp was formed as a Delaware corporation on November 27, 2012 as LegalApp Holdings, Inc. and we changed our name to Intapp, Inc. in February 2021. The address of our principal executive offices is currently 3101 Park Blvd, Palo Alto, CA 94306 and our phone number is (650) 852-0400. Our website address is www.intapp.com. The information contained in, or that can be accessed through, our website is not incorporated by reference in, and is not part of, this prospectus.

About this prospectus

Basis of presentation

Our fiscal year ends on June 30. Unless otherwise noted, any reference to a year preceded by the word “fiscal year” refers to the twelve months ended June 30 of that year. For example, references to “fiscal year 2020” refer to the twelve months ended June 30, 2020. Any reference to a year not preceded by “fiscal year” refers to a calendar year. Certain amounts, percentages, and other figures presented in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals, dollars, or percentage amounts of changes may not represent the arithmetic summation or calculation of the figures that precede them.

As used throughout this prospectus, the following terms have the meanings or are calculated as set forth below:

•

We define “recurring revenues” as the revenues derived from the sale of our software-as-a-service (“SaaS”) solutions, subscriptions to our term software applications, and from providing support for these applications.

•	We define “professional services revenues” as the revenues derived from our implementation, configuration, upgrade, and consulting professional services through non-recurring fee arrangements.

•

We define “annual recurring revenues,” or “ARR”, as the annualized recurring value of the current portion of all active contracts at the end of a reporting period, including subscriptions for use of SaaS and on premises-based offerings. Contracts with a term other than one year are annualized by taking the committed contract value for the current period divided by number of days in that period then multiplying by 365.

•	We define “cloud ARR” as the portion of our ARR which represents the annualized value of our SaaS contracts at the end of a reporting period.

•

We define a “client” at the end of any particular period as an entity with at least one active subscription as of the measurement date. In the case where several entities are related to a single brand or name (e.g. different global offices), we treat those entities as a single client. In addition, all entities that share a single contract are considered together as one client.

•

We define the “Existing Holders” as the direct equity holders of Intapp, Inc. immediately prior to this offering, including Anderson Investments Pte. Ltd. (“Temasek”) and Great Hill Equity Partners IV, L.P. (“Great Hill”).

Market and industry data

Certain market and industry data included in this prospectus has been obtained from third-party sources that we believe to be reliable. Market estimates are calculated by using independent industry publications, government publications, and third-party forecasts in conjunction with our assumptions about our markets. We have not independently verified such third-party information. While we are not aware of any misstatements regarding any market, industry, or similar data presented herein, such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under the headings “Special Note Regarding Forward-Looking Statements” and “Risk Factors” in this prospectus.

Trademarks, service marks and trade names

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. We use our Intapp trademark and related design marks in this prospectus. This prospectus may also contain trademarks, service marks, and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names, or products in this prospectus is not intended to, and does not imply a relationship with, or endorsement or sponsorship by us. Solely for convenience, the trademarks, service marks, and trade names referred to in this prospectus may appear without the ®, TM, or SM symbols, but the omission of such references is not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights, or the right of the applicable owner of these trademarks, service marks, and trade names.

Non-GAAP financial measures

In addition to our results determined in accordance with U.S. generally accepted accounting principles (“GAAP”), we believe certain non-GAAP measures are useful in evaluating our operating performance. In addition to GAAP financial measures, management reviews Non-GAAP gross profit, Non-GAAP recurring gross profit and Non-GAAP operating profit, each a non-GAAP measure, to understand and compare operating results across accounting periods, for financial and operational decision making, for planning and forecasting purposes, and to evaluate our financial performance as these metrics eliminate certain items which do not relate to overall operating performance.

Accordingly, we believe that these non-GAAP measures reflect our ongoing business in a manner that allows for meaningful comparisons and analysis of trends in the business and provide useful information to investors and others in understanding and evaluating our operating results, and enhancing the overall understanding of our past performance. Although the calculation of these non-GAAP financial measures may vary from company to company, our detailed presentation may facilitate analysis and comparison of our operating results by management and investors with other peer companies, many of which use similar non-GAAP financial measures to supplement their GAAP results in their public disclosures.

•

We define “Non-GAAP gross profit” as GAAP gross profit before the portion related to cost of revenues of stock-based compensation expense, amortization of intangible assets, and certain restructuring costs.

•

We define “Non-GAAP recurring gross profit” as GAAP total recurring revenues less GAAP total cost of recurring revenues adjusted for the portion of cost related to stock-based compensation and amortization of intangible assets.

•

We define “Non-GAAP operating profit” as GAAP operating loss excluding stock-based compensation expense, amortization of intangible assets, and certain acquisition-related transaction costs and restructuring costs.

These non-GAAP financial measures do not replace the presentation of our GAAP financial results and should only be used as a supplement to, not as a substitute for, our financial results presented in accordance with GAAP. There are limitations in the use of non-GAAP measures because they do not include all the expenses that must be included under GAAP and because they involve the exercise of judgment concerning exclusions of items from the comparable non-GAAP financial measure. In addition, other companies may use other measures to evaluate their performance, or may calculate similar non-GAAP measures differently, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures, and not to rely on any single financial measure to evaluate our business.

For a reconciliation of each of our non-GAAP financial measures to the most directly comparable GAAP financial measure, see “Selected Consolidated Financial Data—Non-GAAP Financial Measures.”

The offering

Issuer	Intapp, Inc.

Common stock offered by us	shares.

Common stock to be outstanding immediately after this offering	shares (or shares, if the underwriters exercise their option to purchase additional shares of common stock in full).

Option to purchase additional shares of common stock	We have granted the underwriters an option to purchase up to additional shares at the initial public offering price, less underwriting discounts and commissions.

Use of Proceeds	We estimate that our net proceeds from the sale of the common stock by us in this offering will be approximately $ (or approximately $ if the underwriters exercise their option to purchase additional shares of common stock in full), assuming an initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus) and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) our net proceeds by approximately $ .

We intend to use the net proceeds we receive from this offering for general corporate purposes, including to repay certain amounts outstanding under our credit facility and for acquisitions and other strategic transactions. Because we expect to use the net proceeds from this offering for general corporate purposes, our management will have broad discretion over the use of the net proceeds from this offering.

See the section titled “Use of Proceeds” for additional information.

Voting

Each share of our common stock will entitle its holder to one vote on all matters to be voted on by stockholders generally.

Upon the completion of this offering, investors purchasing common stock in this offering will own approximately     % of our common stock and will have approximately     % of the voting power in Intapp, Inc. (or approximately     % and     %, respectively, if the underwriters exercise their option to purchase additional shares of common stock in full).

Dividends	We do not currently anticipate paying dividends on our common stock. Any declaration and payment of future dividends to holders of our common stock will be at the sole discretion of our board of directors and will depend on many factors, including our financial condition, earnings, capital requirements, level of indebtedness, statutory, and contractual restrictions applicable to the payment of dividends and other considerations that our board of directors deems relevant. Because we are a holding company and have no direct operations, we will only be able to pay dividends from our available cash on hand and any funds we receive from our subsidiaries. Certain of our debt agreements limit the ability of certain of our subsidiaries to pay dividends. In addition, Delaware law may impose requirements that may restrict our ability to pay dividends. See “Dividend Policy.”

Stockholders’ Agreement	Following the completion of this offering, we will have a stockholders’ agreement with Temasek and Great Hill that will provide certain rights to Temasek and Great Hill. See “Certain Relationships and Related Party Transactions—Stockholders’ Agreement.”

Proposed Nasdaq Global Market Symbol	“INTA”

Risk Factors	See “Risk Factors” for a discussion of factors you should carefully consider before deciding to invest in our common stock.

The number of shares of our common stock to be outstanding immediately after this offering is based on            shares of common stock outstanding as of            , 2021 (after giving effect to the conversion of all shares of convertible preferred stock outstanding as of            , 2021 into              shares of common stock) and excludes:

•	shares of our common stock issuable upon the exercise of options outstanding as of , 2021, with a weighted-average exercise price of $ per share;

•	shares of our common stock issuable upon the exercise of options to purchase shares of our common stock granted after , 2021, with a weighted-average exercise price of $ per share;

•

            shares of common stock reserved for issuance under our 2021 Omnibus Incentive Plan (the “2021 Plan”), which will become effective in connection with the completion of this offering as well as any automatic increases in the number of shares of our common stock reserved for future issuance under the 2021 Plan;

•	shares of common stock available for future issuance under our 2012 Stock Option and Grant Plan (the “2012 Plan”); and

•

            shares of our common stock reserved for future issuance under our 2021 Employee Stock Purchase Plan (“ESPP”) which will become effective in connection with the completion of this offering, as well as any shares of common stock that may be issued pursuant to provisions in our ESPP that automatically increase the number of shares of our common stock reserved under the ESPP.

Unless otherwise indicated, the information in this prospectus assumes the following:

•	an initial public offering price of $ per share of common stock (the midpoint of the price range set forth on the cover page of this prospectus);

•	the conversion of all outstanding shares of our convertible preferred stock into an aggregate of shares of common stock in connection with the closing of this offering;

•	no exercise of outstanding stock options subsequent to , 2021;

•	no exercise by the underwriters of their option to purchase additional shares; and

•

the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, each of which will occur immediately prior to the closing of this offering.

Summary consolidated financial data

The following tables summarize our consolidated financial data as of the dates, and for the periods, indicated. We have derived the summary consolidated statements of operations data and consolidated statement of cash flows data for the fiscal years 2019 and 2020 and consolidated balance sheet data as of June 30, 2019 and 2020 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the consolidated statements of operations data for the six months ended December 31, 2019 and 2020, and the consolidated balance sheet data as of December 31, 2020, from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements include all adjustments, consisting of normal recurring adjustments, which we consider necessary for a fair presentation of the financial position and the results of operations for these periods. Our historical results are not necessarily indicative of the results that may be expected in the future. The following summary consolidated financial data should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year ended June 30,		Six Months ended December 31,
	2019 (As adjusted)*	2020 (As adjusted)*	2019	2020
	(in thousands, except share and per share data)

Consolidated statements of operations:

Revenues
SaaS and support	$73,997	$114,125	$53,369	$67,756
Subscription license	48,939	48,427	24,269	19,746

Total recurring revenues	122,936	162,552	77,638	87,502
Professional services	20,287	24,300	12,973	10,226

Total revenues	143,223	186,852	90,611	97,728

Cost of revenues
SaaS and support	23,170	37,677	17,767	19,155

Total cost of recurring revenues	23,170	37,677	17,767	19,155
Professional services	21,723	32,847	16,647	15,255
Restructuring	—	765	—	—

Total cost of revenues(1)	44,893	71,289	34,414	34,410

Gross profit	98,330	115,563	56,197	63,318

Operating expenses:
Research and development(1)	28,826	42,090	20,857	24,100
Sales and marketing(1)	44,889	58,898	30,096	30,810
General and administrative(1)(2)	28,718	28,491	15,153	17,581
Restructuring	—	2,894	—	—

Total operating expenses	102,433	132,373	66,106	72,491

Operating loss	(4,103)	(16,810)	(9,909)	(9,173)
Interest expense	(19,944)	(27,856)	(13,842)	(12,674)
Other income (expense), net	(898)	(896)	5	1,375

Net loss before income taxes	(24,945)	(45,562)	(23,746)	(20,472)
Income tax benefit (expense)	7,806	(353)	(115)	(265)

	Year Ended June 30,			Six Months ended December 31,
	2019 (As adjusted)*	2020 (As adjusted)*		2019	2020
	(in thousands, except share and per share data)
Net loss	$(17,139)		$(45,915)	$(23,861)		$(20,737)
Less: cumulative dividends allocated to preferred shareholders	(12,044)		(14,048)	(6,730)		(7,700)

Net loss attributable to common stockholders	(29,183)		(59,963)	(30,591)		(28,437)

Net loss per share attributable to common stockholders, basic and diluted(3)	$(1.25)		$(2.49)	$(1.27)		$(1.05)

Weighted-average shares used to compute net loss per share attributable to common stockholders, basic and diluted(3)	23,338,800		24,109,146	24,061,546		27,023,830

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(3)		$			$

Weighted-average number of shares used to compute pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(3)

Consolidated statements of cash flows data:
Net cash used in operating activities	$(5,064)		$(1,410)	$(16,434)		$(3,918)
Net cash used in investing activities	(194,605)		(5,134)	(1,219)		(3,330)
Net cash provided by financing activities	204,276		27,246	14,576		29,294
Effect of foreign exchange rates on cash and cash equivalents	(187)		(161)	(76)		99

Consolidated balance sheets data (at period end):
Cash and cash equivalents	$21,501		$42,052			$63,590
Restricted cash	1,117		1,107			1,714
Total assets	366,236		377,012			403,751
Debt, net	268,320		279,458			275,030
Total liabilities	365,191		403,528			406,722
Convertible preferred stock	127,692		144,148			144,148
Total stockholders’ deficit	(126,647)		(170,664)			(147,119)

Other Financial Data and Key Metrics
Non-GAAP gross profit(4)	$103,805		$124,341	$60,354		$67,314
Non-GAAP recurring gross profit(5)	$105,124		$132,449	$63,733		$71,902
Non-GAAP operating profit (loss)(6)	$10,596		$2,327	$(1,894)		$5,575
ARR(7)	$143,403		$172,573	$157,748		$189,389
Cloud ARR(8)	$47,270		$74,144	$58,675		$88,896

*	As adjusted to reflect the impact of the full retrospective adoption of Topic 606. See Note 2 to our consolidated financial statements for a summary of adjustments.

(1)	Includes stock-based compensation as follows:

	Year ended June 30,		Six months ended December 31,
	2019	2020	2019	2020
			(in thousands)

Cost of revenues:
Cost of SaaS and support	$76	$203	$177	$122
Cost of professional services	117	439	295	441
Research and development	560	1,145	697	2,078
Sales and marketing	592	1,037	633	2,831
General and administrative	1,576	1,315	544	3,859

Total stock-based compensation	$2,921	$4,139	$2,346	$9,331

(2)	Includes acquisition-related transaction costs of $3.4 million for fiscal year 2019.

(3)	See Note 2 to our consolidated financial statements for an explanation of the calculations of our basic net loss per share attributable to common stockholders. The unaudited pro forma net loss per share attributable to common stockholders for the six months ended December 31, 2020 was computed using the weighted-average number of shares of common stock outstanding, including the pro forma effect of the conversion of all outstanding shares of convertible preferred stock into shares of common stock, as if such conversion had occurred at the beginning of the period, or their issuance dates, if later.

(4)	We define Non-GAAP gross profit as GAAP gross profit before the portion related to cost of revenues of: stock-based compensation expense, amortization of intangible assets, and certain restructuring costs. We believe Non-GAAP gross profit provides investors and other users of our financial information consistency and comparability with our past financial performance and facilitates period-to-period comparisons of gross profit. See “About this Prospectus—Non-GAAP Financial Measures.”

The following table provides a reconciliation of gross profit to non-GAAP gross profit (in thousands):

	Year ended June 30,		Six months ended December 31,
	2019 (As adjusted)*	2020 (As adjusted)*	2019	2020
Gross profit	$98,330	$115,563	$56,197	$63,318

Adjusted to exclude the following (as related to cost of revenues):
Stock-based compensation	193	642	472	563
Amortization of intangible assets	5,282	7,371	3,685	3,433
Restructuring costs	—	765	—	—

Non-GAAP gross profit	$103,805	$124,341	$60,354	$67,314

*	As adjusted to reflect the impact of the full retrospective adoption of Topic 606. See Note 2 to our consolidated financial statements for a summary of adjustments.

(5)	We define Non-GAAP recurring gross profit as GAAP total recurring revenues less GAAP total cost of recurring revenues adjusted for the portion of cost related to stock-based compensation and amortization of intangible assets. We believe Non-GAAP recurring gross profit provides investors and other users of our financial information consistency and comparability with our past financial performance and facilitates period-to-period comparisons of recurring gross profit as management is focused on increasing sales associated with our recurring revenue stream. See “About this Prospectus—Non-GAAP Financial Measures.”

The following table provides a reconciliation of recurring gross profit to non-GAAP recurring gross profit (in thousands):

	Year ended June 30,		Six months ended December 31,
	2019	2020	2019	2020
Total recurring revenues	$122,936	$162,552	$77,638	$87,502
Total cost of recurring revenues	23,170	37,677	17,767	19,155

Recurring gross profit	99,766	124,875	59,871	68,347

Adjusted to exclude the following (as related to recurring cost of revenues):
Stock-based compensation	76	203	177	122
Amortization of intangible assets	5,282	7,371	3,685	3,433

Non-GAAP recurring gross profit	$105,124	$132,449	$63,733	$71,902

(6)	We define Non-GAAP operating profit as GAAP operating loss excluding stock-based compensation expense, amortization of intangible assets, and certain acquisition-related transaction costs and restructuring costs. We believe Non-GAAP operating profit provides investors and other users of our financial information consistency and comparability with our past financial performance and facilitates period-to-period comparisons of operating loss. See “About this Prospectus—Non-GAAP Financial Measures.”

The following table provides a reconciliation of GAAP operating loss to non-GAAP operating profit (in thousands):

	Year ended June 30,		Six months ended December 31,
	2019 (As adjusted)*	2020 (As adjusted)*	2019	2020
Operating loss*	$(4,103)	$(16,810)	$(9,909)	$(9,173)

Adjusted to exclude the following (including the portion related to cost of revenues):
Stock-based compensation	2,921	4,139	2,346	9,331
Amortization of intangible assets	8,383	11,339	5,669	5,417
Acquisition-related transaction costs	3,395	—	—	—
Restructuring costs	—	3,659	—	—

Non-GAAP operating profit (loss)	$10,596	$2,327	$(1,894)	$5,575

*	As adjusted to reflect the impact of the full retrospective adoption of Topic 606. See Note 2 to our consolidated financial statements for a summary of adjustments.

(7)	ARR represents the annualized recurring value of the current portion of all active SaaS and on-premises subscription contracts at the end of a reporting period. Contracts with a term other than one year are annualized by taking the committed contract value for the current period divided by number of days in that period then multiplying by 365. ARR mitigates fluctuations due to certain factors, including contract term and the sales mix of SaaS contracts and subscription licenses. ARR does not have any standardized meaning and is therefore unlikely to be comparable to similarly titled measures presented by other companies. ARR should be viewed independently of revenues and deferred revenues and is not intended to be combined with or to replace either of those items. ARR is not a forecast and the active contracts at the end of a reporting period used in calculating ARR may or may not be extended or renewed by our clients.

(8)	Cloud ARR is the portion of our ARR which represents the annualized value of our SaaS contracts. We believe Cloud ARR provides important information about our ability to sell new SaaS subscriptions to existing clients and to acquire new SaaS clients.

Risk factors

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with other information set forth in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, before investing in our common stock. If any of the following risks or uncertainties actually occur, our business, financial condition, prospects, results of operations, and cash flow could be materially and adversely affected. In that case, the market price of our common stock could decline and you may lose all or a part of your investment. The risks discussed below are not the only risks we face. Additional risks or uncertainties not currently known to us, or that we currently deem immaterial, may also have a material adverse effect on our business, financial condition, prospects, results of operations, or cash flows. We cannot assure you that any of the events discussed in the risk factors below will not occur.

Risks related to our business and industry

Our rapid growth makes it difficult to evaluate our future prospects and may increase the risk that we will not continue to grow at or near historical rates.

We have been growing rapidly over the last several years, and as a result, our ability to forecast our future results of operations is subject to a number of uncertainties, including our ability to effectively plan for and model future growth. Our recent and historical growth should not be considered indicative of our future performance. In future periods, our revenues could grow more slowly than in recent periods or decline for a number of reasons, including any reduction in demand for our Intapp Platform, increase in competition, limited ability to, or our decision not to, increase pricing, or our failure to capitalize on growth opportunities. We have encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies in new and rapidly changing markets. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, our operating and financial results could differ materially from our expectations, our growth rates may slow and our business would suffer.

We have a history of losses and may not achieve or maintain profitability in the future.

We have incurred net losses of $17.1 million and $45.9 million in fiscal years 2019 and 2020, respectively, and $23.9 million and $20.7 million during the six months ended December 31, 2019 and 2020, respectively. We must generate and sustain higher revenue levels in future periods to become profitable, and, even if we do, we may not be able to maintain or increase our profitability. We expect to continue to incur losses for the foreseeable future as we expend substantial financial and other resources on, among other things:

•	sales and marketing, including expanding our direct sales team and online marketing programs;

•	investments in the development of new products and new features for, and enhancements of, our existing product portfolio;

•	expansion of our operations and infrastructure organically and through acquisitions and strategic partnerships, both domestically and internationally; and

•	general administration, including legal, risk management, accounting, and other expenses related to being a public company.

These expenditures may not result in additional revenues or the growth of our business. Accordingly, we may not be able to generate sufficient revenues to offset our expected cost increases and achieve and sustain profitability. If we fail to achieve and sustain profitability, the market price of our common stock could decline.

All of our revenues are generated by sales to clients in our targeted verticals, and factors, including U.S. and global market and economic conditions, that adversely affect the applicable industry could also adversely affect us.

Currently, all of our sales are to clients in the professional and financial services industry. Demand for our solutions could be affected by factors that are unique to and adversely affect our targeted verticals. In particular, our clients in the professional and financial services industry are highly regulated, subject to intense competition and impacted by changes in general economic and market conditions. For example, changes in applicable laws and regulations could significantly impact the software functionality demanded by our clients and require us to expend significant resources to ensure our solutions continue to meet their evolving needs. In addition, other industry-specific factors, such as industry consolidation or the introduction of competing technology, could lead to a significant reduction in the number of clients that use our solutions within a particular vertical or the services demanded by these clients.

Further, our clients in the professional and financial services industry are particularly sensitive to U.S. and global market and economic conditions. General worldwide economic conditions remain unstable, making it difficult for our clients and us to forecast and plan future business activities accurately. Adverse changes in domestic and global economic and political conditions, including those associated with the decision by referendum to withdraw the United Kingdom from the European Union in June 2016 (“Brexit”), the recent imposition of various trade tariffs and the COVID-19 pandemic, could result in significant decreases in demand for our solutions, including the delay or cancellation of current or anticipated projects, and reduction in IT spending by our clients and potential clients, or could present difficulties in collecting accounts receivables from our clients due to their deteriorating financial condition. Our existing clients may be acquired by or merged into other entities that use our competitors’ products, or they may decide to terminate their relationships with us for other reasons. Additionally, our market verticals are also interdependent. Our clients in the professional services industry rely significantly on revenues they receive from their own clients in the financial services industry, thus a decline in one vertical can lead to a decline in the other vertical. As a result, our ability to generate revenues from our clients could be adversely affected by specific factors that affect the professional and financial services industry.

Public health outbreaks, epidemics, or pandemics, including the global COVID-19 outbreak, could harm our business, results of operations, and financial condition.

Public health outbreaks, epidemics or pandemics, could materially and adversely impact our business. For example, in March 2020, the World Health Organization declared the COVID-19 virus outbreak a global pandemic, and numerous countries, including the United States, have declared national emergencies with respect to COVID-19. The outbreak and certain intensified preventative or protective public health measures undertaken by governments, businesses, and individuals to contain the spread of COVID-19, including orders to shelter-in-place and restrictions on travel and permitted business operations, have, and continue to, result in global business disruptions that adversely affect workforces, organizations, economies, and financial markets globally, leading to an economic downturn and increased market volatility.

As a result of the COVID-19 pandemic, we have experienced, and may continue to experience, an adverse impact on our business. The conditions caused by the pandemic have adversely affected or may in the future adversely affect, among other things, demand, spending by new clients, renewal and retention rates of existing clients, the length of our sales cycles, the value and duration of subscriptions, collections of accounts receivable, our IT and other expenses, our ability to recruit, and the ability of our employees to travel, all of which could adversely affect our business, results of operations and financial condition. We have suspended international and domestic travel and limited our in-person marketing activities. The outbreak also presents operational challenges as our workforce, including our technical support team, is currently working remotely and shifting to assisting clients who are also generally working remotely. We depend on key officers and employees; should any of them become ill and unable to work, it could impact our productivity and business continuity. Additionally, we may incur increased costs in the future when employees return to work and we will need to implement measures to ensure their safety and as they resume in person marketing events and travel.

Our clients have similarly been impacted by the COVID-19 pandemic. Certain clients have and may continue to fail to renew subscriptions, request to renegotiate current contracts, reduce their usage, and/or fail to expand their usage of our solutions within their organizations. Because we recognize revenues over the term of the agreements for our SaaS solutions, any downturn in our business resulting from the COVID-19 pandemic may not be reflected immediately in our operating results, which increases the difficulty of evaluating our future financial performance. Further, our sales cycles could increase, resulting in a slower growth of new sales. Certain of our competitors may also be better equipped to weather the impact of COVID-19 both domestically and abroad and better able to address changes in client demand.

To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section, such as those relating to our liquidity, and have other adverse effects on our operations that we are not currently able to predict. For example, we have, and may continue to delay or limit our internal strategies in the short- and medium-term by, for example, redirecting significant resources and management attention away from implementing our strategic priorities or executing opportunistic corporate development transactions. The extent, length and consequences of the pandemic on our business are uncertain and impossible to predict, but could have a material adverse effect on our business, financial condition, results of operations, cash flows, and prospects and could cause significant volatility in the trading prices of our common stock.

If our solutions or third-party cloud providers experience data security breaches, and there is unauthorized access to our clients’ data, we may lose current or future clients, our reputation and business may be harmed, and we may be subject to a risk of loss or liability.

Our clients and potential clients in the professional and financial services industry typically maintain and have access to highly confidential information. If our security measures are breached or unauthorized access to client data is otherwise obtained, our solutions may be perceived as not being secure; clients, especially those in the professional and financial services industry, may reduce the use of or stop using our solutions, and we may incur significant liabilities. Our solutions involve the storage and transmission of data, in some cases to third-party cloud providers, which may include personal data, and security breaches, including at third-party cloud providers, could result in the loss of this information, which in turn could result in litigation, breach of contract claims, indemnity obligations, reputational damage and other liability for our company. Despite the measures that we have or may take, our infrastructure will be potentially vulnerable to physical or electronic break-ins, computer viruses or similar problems, and in the case of third-party cloud providers, may be outside of our control. If a person circumvents our security measures, that person could misappropriate proprietary information or disrupt or damage our operations. Security breaches that result in access to confidential information could damage our reputation and subject us to a risk of loss or liability. We may be required to make significant expenditures to protect against or remediate security breaches. Additionally, if we are unable to adequately address our clients’ concerns about security, we will have difficulty selling our solutions.

We rely on third-party technology and systems for a variety of services, including, without limitation, third-party cloud providers to host our websites and web-based services, encryption and authentication technology, employee email, content delivery to clients, back-office support and other functions, and our ability to control or prevent breaches of any of these systems may be beyond our control. Because techniques used to obtain unauthorized access or sabotage systems change frequently and generally are not identified until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Although we have developed systems and processes that are designed to protect client information and prevent data loss and other security breaches, including systems and processes designed to reduce the impact of a security breach at a third-party vendor, such measures cannot provide absolute security. In addition, we may have to introduce such protective systems and processes to acquired companies, who may not correctly implement them at first or at all. Any or all of these issues could negatively impact our ability to attract new clients or to increase engagement by existing clients, could cause existing clients to elect not to renew their subscription arrangements or term licenses, or could subject us to third-party lawsuits, regulatory fines or other action or liability, thereby adversely affecting our results of operations. Our risks are likely to increase as we continue to expand our platform, grow our client base, and process, store, and transmit increasingly large amounts of proprietary and sensitive data.

Our business depends on clients renewing and expanding their subscriptions for our solutions. A decline in our client renewals and expansions could harm our future results of operations.

Our software solutions are provided on a subscription basis, with subscription terms varying from one to three years. Although most of our client subscriptions automatically renew at the end of their terms, our clients do have the opportunity to cancel their subscriptions prior to such renewals. Clients may elect not to renew their subscriptions on conclusion of the terms on relatively short notice. The loss of business from clients, including from cancellations, could seriously harm our business, results of operations and financial condition. Historical data with respect to rates of client renewals, upgrades and expansions of our solutions, may not accurately predict future trends in client renewals, upgrades and expansions of our solutions. Our clients’ renewal, upgrade and expansion rates may fluctuate or decline because of several factors, including their satisfaction or dissatisfaction with our solutions and implementation services, the prices of our solutions, the prices of solutions and the quality of implementation services offered by our competitors or reductions in our clients’ spending levels due to the macroeconomic environment or other factors. If our clients do not renew their subscriptions for our solutions or renew on less favorable terms, or otherwise do not upgrade or expand their use of our solutions, our revenues may decline or grow more slowly than expected and our profitability will be harmed.

Because we recognize revenues from our SaaS solutions over the term of the agreements for our subscriptions, a significant downturn in our business may not be reflected immediately in our operating results, which increases the difficulty of evaluating our future financial performance.

We generally recognize revenues from our SaaS solutions ratably over the duration of the contract, which typically range from one to three years. As a result, a substantial majority of our quarterly revenues from our SaaS solutions are generated from contracts entered into during prior periods. Consequently, a decline in new contracts in any quarter may not affect our results of operations in that quarter, but could reduce our revenues from our SaaS solutions in future quarters. Additionally, the timing of renewals or non-renewals of a contract during any quarter may only affect our financial performance in future quarters. For example, the non-renewal of a contract late in a quarter will have minimal impact on revenues from our SaaS solutions for that quarter but will reduce such revenues in future quarters. Accordingly, the effect of significant declines in sales of our solutions may not be reflected in our short-term results of operations, which would make these reported results less indicative of our future financial results. By contrast, a non-renewal occurring early in a quarter may have a significant negative impact on revenues from our SaaS solutions for that quarter and we may not be able to offset a decline in such revenues with revenues from new contracts entered into in the same quarter. In addition, we may be unable to adjust our costs in response to reduced revenues from our SaaS solutions. These factors may cause significant fluctuations in our results of operations and cash flows, may make it challenging for an investor to predict our performance and may prevent us from meeting or exceeding the expectations of research analysts or investors, which in turn may cause our stock price to decline.

Our sales cycles are lengthy and variable, depend upon factors outside our control, and could cause us to expend significant time and resources prior to generating revenues.

The typical sales cycle for our solutions is lengthy and unpredictable and often requires pre-purchase evaluation by a significant number of employees in our clients’ organizations. Our sales efforts involve educating our clients about the use and benefits of our solutions, including the technical capabilities of our solutions and the potential cost savings achievable by organizations using our solutions. Potential clients typically undertake a rigorous pre-purchase decision-making and evaluation process, and sales to new clients involve extensive client due diligence and reference checks. We invest a substantial amount of time and resources on our sales efforts without any assurance that our efforts will produce sales. Even if we succeed at completing a sale, we may be unable to predict the size of an initial subscription arrangement until very late in the sales cycle.

Furthermore, our sales cycles could be disrupted by factors outside of our control. We are closely monitoring the COVID-19 pandemic and the public health measures undertaken to contain the spread and its impacts on our business. We have implemented formal restrictions on travel in accordance with recommendations by the U.S. federal government and the Centers for Disease Control and Prevention. Our clients, partners, and prospective clients are enacting their own preventative policies and travel restrictions and may be adversely impacted by the COVID-19 pandemic. Widespread restrictions on travel and in-person meetings could affect and interrupt sales activity. We are unable to predict the impact that COVID-19 may have going forward on our business, results of operations, or financial position. See “Risk Factors—Risks Related to Our Business and Industry—Public health outbreaks, epidemics, or pandemics, including the global COVID-19 outbreak, could harm our business, results of operations, and financial condition.”

Our growth strategy is focused on continuing to develop our SaaS solutions, which may increase our costs. In addition, if we are unable to successfully grow our SaaS solutions business or navigate our growth strategy, our results of operations could be harmed.

To address demand trends in the professional and financial services industry, we have focused on and plan to continue focusing on the growth and expansion of our SaaS solutions business. This growth strategy has required and will continue to require a considerable investment of technical, financial and sales resources. We have no assurance that such investments will result in an increase in revenues or that we will be able to scale such investments efficiently, or at all, to meet client demand and expectations. Our focus on our SaaS solutions business may increase certain costs in any given period, such as data center costs, and may be difficult to predict over time. As a result, we may face risks associated with new and complex implementations, the cost of which may differ from original estimates. As our business practices in this area continue to develop and evolve over time, we may be required to revise the SaaS solutions we have developed, which may increase the costs and risks associated with these offerings. Whether our product development efforts or focus on SaaS solutions will prove successful and accomplish our business objectives is subject to numerous uncertainties and risks, including but not limited to, client demand, our ability to further develop and scale infrastructure, our ability to include functionality and usability in such offerings that address client requirements, tax and accounting implications and our costs.

If we are unable to develop, introduce and market new and enhanced versions of our solutions, we may be put at a competitive disadvantage and our operating results could be adversely affected.

Our ability to attract new clients and increase revenues from our existing clients depends, in part, on our continued ability to enhance the functionality of the existing solutions on the Intapp Platform by developing, introducing, and marketing new and enhanced versions of our solutions that address the evolving needs of our clients and changing industry standards. Because some of our solutions are complex and require rigorous testing, development cycles can be lengthy and can require months or even years of development, depending upon the solution and other factors. As we expand internationally, our products and services must be modified and adapted to comply with regulations and other requirements of the countries in which our clients do business.

Additionally, market conditions, including heightened pressure on clients from end-users relating to mobile computing devices and speed of delivery, may dictate that we change the technology platform underlying our existing solutions or that new solutions be developed on different technology platforms, potentially adding significant time and expense to our development cycles. The nature of these development cycles may cause us to experience delays between the time we incur expenses associated with research and development and the time we generate revenues, if any, from such expenses.

If we fail to develop new solutions or enhancements to our existing solutions, our business could be adversely affected, especially if our competitors are able to introduce solutions with enhanced functionality. It is critical to our success for us to anticipate changes in technology, industry standards, and client requirements and to successfully introduce new, enhanced, and competitive solutions to meet our clients’ and prospective clients’ needs on a timely basis. We have invested and intend to continue to make significant investments in research and development to meet these challenges. However, we may not recognize significant revenues from these investments for several months or years, if at all. Our estimates of research and development expenses may be too low, revenues may not be sufficient to support the future product development that is required for us to remain competitive and development cycles may be longer than anticipated. Further, there is no assurance that research and development expenditures will lead to successful solutions or enhancements to our existing solutions, or that our clients will value or be willing to bear the cost of our new solutions. If we incur significant expenses developing solutions that are not competitive in technology and price or that fail to meet client demands, our market share will decline and our business and results of operations would be harmed.

If the market for SaaS solutions for professional and financial services develops slower than we expect or declines, it could have a material adverse effect on our business, financial condition and results of operations.

While the market for SaaS solutions for the professional and financial services industry is growing, it is not as mature as the market for legacy on-premises applications. It is uncertain whether our SaaS solutions will achieve and sustain high levels of client demand and market acceptance, particularly in the professional and financial services industry. Many professional and financial services firms run their businesses using on-premises software applications, while others may have invested substantial resources to integrate a variety of point solutions into their organizations to address one or more specific business needs and, therefore, may be reluctant to switch to SaaS solutions. Our success substantially depends on the adoption of cloud computing and SaaS solutions in the professional and financial services industry, which may be affected by, among other things, the widespread acceptance of cloud computing and SaaS solutions in other industries and in general. Market acceptance of our SaaS solutions may be affected by a variety of factors, including but not limited to: price, security, reliability, performance, client preference, public concerns regarding privacy and the enactment of restrictive laws or regulations. It is difficult to predict client adoption rates and demand for our SaaS solutions, the future growth rate and size of the cloud computing market or the entry of other competitive applications. If we or other providers of cloud-based computing in general, and in the professional and financial services industry in particular, experience security incidents, loss of client data, disruptions in delivery, or other problems, the market for cloud computing applications as a whole, including our SaaS solutions, may be negatively affected. If cloud computing does not achieve widespread adoption or there is a reduction in demand for cloud computing caused by a lack of client acceptance, technological challenges, weakening economic conditions, security or privacy concerns, competing technologies and solutions, reductions in corporate spending or otherwise, it could have a material adverse effect on our business, financial condition, and results of operations.

Our estimates of certain operational metrics, as well as of total addressable market and market growth, are subject to inherent challenges in measurement.

We make certain estimates with regard to certain operational metrics, such as ARR, Cloud ARR, and number of clients, which we track using internal systems that are not independently verified by any third-party. While the metrics presented in this prospectus are based on what we believe to be reasonable assumptions and estimates, our internal systems have a number of limitations, and our methodologies for tracking these metrics may change over time.

Additionally, total addressable market and market growth estimates are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. Even if the markets in which we compete meet our size and growth estimates, our business could fail to grow at similar rates. If investors do not perceive our estimates of total addressable market and market growth or our operational metrics to be accurate, or if we discover material inaccuracies with respect to these figures, our reputation may be significantly harmed, and our results of operations and financial condition could be adversely affected.

If we are unable to develop or sell our solutions into new markets or to further penetrate existing markets, our revenues will not grow as expected and our operating results could be adversely affected.

Our ability to increase revenues will depend, in large part, on our ability to further penetrate our existing markets and to attract new clients, as well as our ability to generate subscription renewals from existing clients and to increase sales from existing clients who do not utilize the full Intapp Platform. The success of any enhancement or new solution or service depends on several factors, including the timely completion, introduction and market acceptance of enhanced or new solutions, adaptation to new industry standards that our solutions address and technological changes, the ability to maintain and to develop relationships with third parties and the ability to attract, retain and effectively train sales, services, support and marketing personnel. Any new solutions we develop or acquire may not be introduced in a timely or cost-effective manner and may not achieve the market acceptance necessary to generate significant revenues. Any new industry standards or practices that emerge, or any introduction by competitors of new solutions embodying new services or technologies, may cause our solutions to become obsolete. Any new markets in which we attempt to sell our solutions, including new countries or regions, may not be receptive or sales cycles may be delayed due to COVID-19. Additionally, any expansion into new markets will require commensurate ongoing expansion of our monitoring of local laws and regulations, which increases our costs. Our ability to further penetrate our existing markets depends on the quality of our solutions and our ability to design our solutions to meet changing consumer demands and industry standards, as well as our ability to assure that our clients will be satisfied with our existing and new solutions. If we are unable to sell our solutions into new markets or to further penetrate existing markets, or to increase sales from existing clients by selling them additional software and services, our revenues will not grow as expected, which would have a material adverse effect on our business, financial condition, and results of operations.

We compete in highly competitive markets, and if we do not compete effectively, our business, results of operations, and financial condition could be negatively impacted and cause our market share to decline.

The markets for our solutions and services are rapidly evolving and highly competitive. As these markets continue to mature and new technologies and competitors enter such markets, we expect competition to intensify. Our current competitors include large solution providers that focus on one or more point solutions, legacy systems, and manual processes developed by or for our clients, new or emerging entrants seeking to develop competing technologies and well-established horizontal solution providers that provide broad solutions across multiple verticals. Specifically, we compete from time to time with large software companies such as SAP, Salesforce, and Microsoft. The competitors we face in any sale may change depending on, among other things, the line of business, functional or regional group or department purchasing the solution, the solution being sold, the geography in which we are operating and the size of the client to which we are selling.

We compete based on various factors, including unique product features or functions, configurability, price and the time and cost required for software implementation. Outside of the

United States, we are more likely to compete against vendors that may further differentiate themselves based on local advantages in language or market knowledge. Some of our current and potential competitors may have longer operating histories and greater financial, technical, sales, marketing, and other resources than we do, as well as larger installed client bases. Our current and potential competitors may also establish cooperative relationships or engage in other strategic transactions among themselves or with third parties, including our clients, to further enhance their resources and offerings. As a result, such competitors may be able to devote greater resources to the development, promotion, and sale of their solutions than we can devote to ours, which could allow them to respond more quickly than we can to new or emerging technologies and changes in client needs, thus leading to their wider market acceptance. Existing relationships with our competitors may make those clients less willing to purchase our solutions. For instance, if a potential client uses one product from a competitor that powers a critical element of the client’s day-to-day operations, they may be more likely to turn to such competitor in the future to the extent they require further product solutions, rather than purchasing one or more solutions from the Intapp Platform. If we are unable to compete effectively with these evolving competitors for market share, our business, results of operations, and financial condition would be materially and adversely affected.

Our industry is evolving rapidly and we anticipate the market for solutions will become increasingly competitive as our current and potential clients move a greater proportion of their data and computational needs to the cloud or to future generation technologies. New competitors may emerge that offer services either comparable or better suited than ours to address the demand for such solutions, which could reduce demand for our offerings. Continuing intense competition could result in increased pricing pressure, increased sales and marketing expenses, increased expenses associated with personnel and third-party services and greater investments in research and development, each of which could negatively impact our profitability. In addition, the failure to increase, or the loss of, market share, would harm our business, results of operations, financial condition, and/or future prospects.

We may continue to expand through acquisitions or partnerships with other companies, which may divert our management’s attention and result in unexpected operating and technology integration difficulties, increased costs, and dilution to our stockholders.

We expect to continue to grow, in part, by making targeted acquisitions. Our business strategy includes the potential acquisition of shares or assets of, or alliances with companies with software, technologies or businesses complementary to ours, both domestically and globally. For example, in fiscal year 2019, we acquired DealCloud, the CRM provider for investment and private banking, gwabbit, a CRM provider with its focus on enterprise relationship management (ERM), relationship intelligence and data quality management (DQM) for implementation services firms, and OnePlace, a leading provider of cloud-based solutions for marketing and business development teams. Acquisitions and alliances may result in unforeseen operating difficulties and expenditures and may not result in the benefits anticipated by such corporate activity.

In particular, we may fail to assimilate or integrate the businesses, technologies, services, products, personnel or operations of the acquired companies, retain key personnel necessary to favorably execute the combined companies’ business plan, or retain existing clients or sell acquired products to new clients. Additionally, the assumptions we use to evaluate acquisition opportunities may not prove to be accurate, and intended benefits may not be realized. Our due diligence investigations may fail to identify all of the problems, liabilities or other challenges associated with an acquired business which could result in increased risk of unanticipated or unknown issues or liabilities, including with respect to environmental, competition and other regulatory matters, and our mitigation strategies for such risks that are identified may not be effective. As a result, we may not achieve some or any of the benefits, including anticipated synergies or accretion to earnings, that we expect to achieve in connection with our acquisitions, or we may not accurately anticipate the fixed and other costs associated with such acquisitions, or the business may not achieve the performance we anticipated, which may materially adversely affect our business, prospects, financial condition, results of operations, cash flows, as well as our stock price. Further, if we fail to achieve the expected synergies from our acquisitions and alliances, particularly if business performance declines or expected growth is not realized, we may experience impairment charges with respect to goodwill, intangible or other long-lived assets. Any future impairment of our goodwill or intangible or other long-lived assets could have an adverse effect on our financial condition and results of operations.

Acquisitions and alliances may also disrupt our ongoing business, divert our resources and require significant management attention that would otherwise be available for ongoing development of our current business. In addition, we may be required to make additional capital investments or undertake remediation efforts to ensure the success of our acquisitions, which may reduce the benefits of such acquisitions. We also may be required to use a substantial amount of our cash or issue debt or equity securities to complete an acquisition or realize the potential of an alliance, which could deplete our cash reserves and/or dilute our existing stockholders. In addition, our ability to maintain favorable pricing of new solutions may be challenging if we bundle such solutions with sales of existing solutions. Reduced pricing due to bundled sales may cause fluctuations in our quarterly financial results, may adversely affect our operating margins and may reduce the benefits of such acquisitions or alliances.

Additionally, competition within the software industry for acquisitions of businesses, technologies and assets has been, and is expected to continue to be, intense. As such, even if we are able to identify an acquisition that we would like to pursue, the target may be acquired by another strategic buyer or financial buyer such as a private equity firm, or we may otherwise not be able to complete the acquisition on commercially reasonable terms, if at all. Moreover, in addition to our failure to realize the anticipated benefits of any acquisition, including our revenues or return on investment assumptions, we may be exposed to unknown liabilities or impairment charges as a result of acquisitions we do complete.

If we fail to effectively manage our growth, our business and results of operations could be harmed.

We have experienced, and may continue to experience, rapid growth, which has placed, and may continue to place, significant demands on our management and our operational and financial resources. For example, our headcount has grown from 606 employees and contractors as of June 30, 2019 to 718 employees and contractors as of December 31, 2020. In addition, we operate globally, sell our services to more than 1,500 clients in more than 40 countries, and have employees and contractors in the United States, United Kingdom and Australia. We plan to continue to expand our international presence in the future, which will place additional demands on our resources and operations. Additionally, we continue to increase the breadth and scope of our Intapp Platform and our operations and continue to develop our partner network. In order to successfully manage our future growth we will need to continue to add and retain qualified personnel across our operations, improve our IT and financial infrastructures, our operating and administrative systems, and our ability to manage headcount, capital, and internal processes in an efficient manner and deepen our industry experience in key industry verticals. Our organizational structure is also becoming more complex as we grow our operational, financial, and management infrastructure and we must continue to improve our internal controls as well as our reporting systems and procedures. We intend to continue to invest to expand our business, including investing in technology, sales and marketing operations, developing new solutions and features for our existing solutions, hiring additional personnel, and upgrading our infrastructure. These investments will require significant capital expenditures and may divert management and financial resources from other projects, such as the development of new solutions, and any investments we make will occur in advance of experiencing the benefits from such investments, making it difficult to determine in a timely manner if we are efficiently allocating our resources. We may also deem it advisable in the near-term or later to downsize certain of our offices in order to reduce costs, which may cause us to incur related charges. If we do not achieve the benefits anticipated from these investments, or if the achievement of these benefits is delayed, our results of operations may be adversely affected.

Our solutions address functions within the heavily regulated professional and financial services industry, and our clients’ failure to comply with applicable laws and regulations could subject us to litigation.

We sell our solutions to clients within the professional and financial services industry. Our clients use our solutions for business activities that are subject to a number of laws and regulations, including state and local legal, accounting, and other types of professional ethics rules. Any failure by our clients to comply with laws and regulations applicable to their businesses, and in particular to the functions for which our solutions are used, could result in fines, penalties or claims for substantial damages against our clients. To the extent our clients believe that such failures were caused by our solutions or our client service organization, our clients may make a claim for damages against us, regardless of whether we are responsible for the failure. We may be subject to lawsuits that, even if unsuccessful, could divert our resources and our management’s attention and adversely affect our business, and our insurance coverage may not be sufficient to cover such claims against us.

Our solutions or pricing models may not accurately reflect the optimal pricing necessary to attract new clients and retain existing clients as the market matures.

As the market for our solutions matures, or as competitors introduce new solutions that compete with ours, we may be unable to attract new clients at the same price or based on the same pricing models as we have used historically. We price our solutions based on an enterprise size basis with enterprise-wide access to our solutions or based on the number of individual users, and therefore, pricing decisions may also impact the mix of adoption among our subscription plans and negatively impact our overall revenues. Further, pricing pressures and increased competition generally could result in reduced sales, reduced margins, losses, or the failure of our products to achieve or maintain more widespread market acceptance, any of which could harm our business, results of operations, and financial condition. In the future, we may be required to reduce our prices or develop new pricing models, which could adversely affect our revenues, gross margin, profitability, financial position, and cash flow.

Our indebtedness could adversely affect our financial health and severely limit our ability to plan for or respond to changes in our business.

We borrow money under a credit agreement with Golub Capital LLC (“Golub”), as agent for the lenders party thereto (the “Credit Facility”). The Credit Facility has a term ending on August 13,

2023. The current applicable interest rate for the Credit Facility is LIBOR rate plus 7.25% and will revert to a prime-based rate on the transition of LIBOR. Our debt outstanding under the Credit Facility could have adverse consequences for our business, including:

•	We will be more vulnerable to adverse general economic conditions.

•	We will be required to dedicate a substantial portion of our cash flow from operations to payment of interest and repayment of debt, limiting the availability of cash for other purposes.

•	We may have difficulty obtaining financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes.

•	We may have limited flexibility in planning for, or reacting to, changes in our business and industry.

•	We could be limited in our borrowing of additional funds and making strategic investments by restrictive covenants and the borrowing base formula in our credit arrangements.

•	We may fail to comply with covenants under the Credit Facility.

The covenants require us to comply with various financial covenants, which include, among others, maintaining a specified level of revenue leverage ratio, minimum liquidity amount and total leverage ratio. We are in compliance with the financial covenants included in the Credit Facility as of December 31, 2020. Market conditions have been difficult to predict and there is no assurance that we will continue to meet these covenants. A failure to comply with the covenants could result in an event of default. If an event of default occurs and is not cured or waived, it could result in all amounts outstanding, together with accrued interest, becoming accelerated upon demand unless we obtain a waiver from the lender. Our leverage and restrictions contained in the Credit Facility may materially adversely affect our ability to finance our future operations or capital needs or to engage in other business activities. In addition, our ability to pay principal and interest on our indebtedness and to satisfy our other obligations will depend upon our future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, certain of which are beyond our control. We face significant restrictions on our ability to operate under the terms of our Credit Facility. The terms of Credit Facility generally restrict, among other things, our ability to incur additional indebtedness, complete acquisitions, make certain investments, pay dividends or make certain other restricted payments, consummate certain asset sales, make capital expenditures, enter into certain transactions with affiliates, merge, consolidate or sell, assign, transfer, lease, convey or otherwise dispose of our assets (other than as permitted therein). The Credit Facility is collateralized by substantially all of our assets. If we are not able to comply with these covenants and requirements, Golub has the right to demand accelerated payment and we would have to seek alternative sources of financing, which may not be available, or be available on acceptable terms. In addition, clients may lose confidence in us and reduce or eliminate their orders with us, which may have an adverse impact on our business, financial condition and results of operations. We intend to use the net proceeds we receive from this offering for general corporate purposes, including in part to repay certain amounts outstanding under our credit facility.

Failure of any of our established solutions to satisfy client demands or to maintain market acceptance would harm our business, results of operations, financial condition, and growth prospects.

We derive our revenues and cash flows from our established solutions on the Intapp Platform. We expect to continue to derive a substantial portion of our revenues from these sources. As such, continued market acceptance of these solutions is critical to our growth and success. Demand for our solutions is affected by a number of factors, some of which are beyond our control, including the successful implementation of our solutions, the timing of development and release of new solutions by us and our competitors, technological advances which reduce the appeal of our solutions, changes in regulations that our clients must comply with in the jurisdictions in which they operate and the growth or contraction in the worldwide market for technological solutions for the professional and financial services industry. If we are unable to continue to meet client demands, to achieve and maintain a technological advantage over competitors, or to maintain market acceptance of our solutions, our business, results of operations, financial condition, and growth prospects would be adversely affected.

Our ability to sell and renew our solutions is dependent in part on the quality of our implementation services and technical support services and the implementation services provided by our partners, and our failure to offer high-quality implementation services or technical support services or our partners’ failure to offering high-quality implementation services could damage our reputation and adversely affect our ability to sell our solutions to new clients and renew agreements with our existing clients.

Our solutions are complex and are used in a wide variety of environments. Our revenues and profitability depend in part on the reliability and performance of our implementation services, training services and technical support services, some of which are provided through partners that can provide services for our solutions to clients. If our implementation services are unavailable, or clients are dissatisfied with our or our partners’ performance, we could lose clients, our revenues and profitability would decrease and our business operations or financial position could be harmed. Additionally, if our solutions are not used correctly or as intended, inadequate performance may result. Because our clients rely on our solutions to manage a wide range of operations, our failure to properly train clients on how to efficiently and effectively use our solutions, may result in negative publicity or legal claims against us. As we grow internationally, we may face additional challenges and costs in delivering implementation services and training in languages other than English.

Unexpected delays and difficulties can occur as clients implement and test our solutions. Implementing our solutions typically involves integration with our clients’ and third-party’s systems, as well as adding client and third-party data to our platform. This can be complex, time consuming, and expensive for our clients and can result in delays in the implementation of our solutions. We also provide our clients with upfront estimates regarding the duration, resources and costs associated with the implementation of our solutions. Failure to meet these upfront estimates and the expectations of our clients for the implementation of our solutions could result in a loss of clients and negative publicity about us and our solutions and implementation services. Such failure could result from deficiencies in our solution capabilities or inadequate professional service engagements performed by us, our partners or our clients’ employees, the latter two of which are beyond our direct control. Time-consuming implementations may also increase the amount of services personnel we must allocate to each client, thereby increasing our costs and consequently the cost to our clients and adversely affecting our business, results of operations, and financial condition.

Once our solutions are implemented and integrated with our clients’ existing IT investments and data, our clients may depend on our technical support services to resolve any issues relating to our solutions. High-quality support is critical for the continued successful marketing and sale of our solutions and renewal of contracts. In addition, as we continue to expand our operations internationally, our support organization will face additional challenges, including those associated with delivering support in languages other than English. Many enterprise clients require higher levels of support than smaller clients. If we fail to meet the requirements of our larger clients, it may be more difficult to sell additional solutions and implementation services to these clients, a key group for the growth of our revenues and profitability. The implementation, provision and support of our solutions also creates the risk of significant liability claims against us. Our subscription arrangements with our clients contain provisions designed to limit our exposure to potential liability claims. It is possible, however, that the limitation of liability provisions contained in such agreements may not be enforced as a result of international, federal, state and local laws or ordinances or unfavorable judicial decisions. Breach of warranty or damage liability, or injunctive relief resulting from such claims, could harm our results of operations and financial condition.

In addition, as we further expand our solutions, our implementation services and support organization will face new challenges, including hiring, training and integrating a large number of new implementation services personnel with experience in delivering high-quality support for our solutions. Alleviating any of these problems could require significant expenditures which could adversely affect our results of operations and growth prospects. Further, as we continue to rely on our partners to provide implementation and on-going services, our ability to ensure a high level of quality in addressing client issues will be diminished. If our partners fail to meet such commitments or do not commit sufficient or qualified resources to these activities, our clients will be less satisfied, be less supportive with references, or may require the investment of our resources at discounted rates.

Our sales are dependent on our business reputation and on positive recommendations from our existing clients. Accordingly, if we or our partners do not effectively assist our clients in implementing our solutions, train our clients in the use of our solutions, succeed in helping our clients quickly resolve post-implementation issues, our ability to sell additional solutions and implementation services to existing clients would be adversely affected and our reputation with potential clients could be damaged, which could have a material adverse effect on our business, results of operations, financial condition, and growth prospects.

Real or perceived errors or failures in our solutions may affect our reputation, cause us to lose clients and reduce sales which may harm our business and results of operations.

As with all software solutions, undetected errors or failures may exist or occur, especially when solutions are first introduced or when new versions are released, implemented or integrated into other systems. Our software solutions are often installed and used in large-scale computing environments with different third party applications operating systems, system management software and equipment and networking configurations, which may cause errors or failures in our solutions or may expose undetected errors, failures, or bugs in our solutions. Despite testing by us, we may not identify all errors, failures, or bugs in new solutions or releases until after commencement of commercial sales or installation. In the past, we have discovered errors, failures, and bugs in some of our solutions after their introduction. We may not be able to fix errors, failures, and bugs without incurring significant costs or an adverse impact to our business. We believe that our reputation and name recognition are critical factors in our ability to compete and generate additional sales.

Promotion and enhancement of our name will depend largely on our success in continuing to provide effective solutions and services. The occurrence of errors in our solutions or the detection of bugs by our clients may damage our reputation in the market and our relationships with our existing clients, and as a result, we may be unable to attract or retain clients. Any of these events may result in the loss of, or delay in, market acceptance of our solutions, which could seriously harm our sales, results of operations, and financial condition.

Assertions against us, by third parties alleging infringement or other violation of their intellectual property rights, could result in significant costs and substantially harm our business and results of operations.

The software industry is characterized by the existence of a large number of patents and frequent claims and related litigation regarding patents and other intellectual property rights. In particular, leading companies in the software industry own large numbers of patents, copyrights, trademarks, and trade secrets, which they may use to assert claims against us. From time to time, third parties holding such intellectual property rights, including leading companies, competitors, patent holding companies, and/or non-practicing entities, may assert patent, copyright, trademark or other intellectual property claims against us, our clients, and partners, and those from whom we license technology and intellectual property.

Although we believe that our solutions do not infringe upon the intellectual property rights of third parties, we cannot assure that third parties will not assert infringement or misappropriation claims against us with respect to current or future solutions, or that any such assertions will not require us to enter into royalty arrangements or result in costly litigation, or result in us being unable to use certain intellectual property. Infringement assertions from third parties may involve patent holding companies or other patent owners who have no relevant product revenues, and therefore our own issued and pending patents may provide little or no deterrence to these patent owners in bringing intellectual property rights claims against us.

If we are forced to defend against any infringement or misappropriation claims, whether they are with or without merit, are settled out of court, or are determined in our favor, we may be required to expend significant time and financial resources on the defense of such claims. Regardless of the merits or eventual outcome, such a claim could harm our brand and business. Furthermore, an adverse outcome of a dispute may require us to pay damages, potentially including treble damages and attorneys’ fees, if we are found to have willfully infringed a party’s intellectual property; cease making, licensing or using our solutions that are alleged to infringe or misappropriate the intellectual property of others; expend additional development resources to redesign our solutions; enter into potentially unfavorable royalty or license agreements in order to obtain the right to use necessary technologies or works; and indemnify our partners, clients and other third parties. Any of these events could seriously harm our business, results of operations, and financial condition.

Failure to protect our intellectual property could substantially harm our business and results of operations.

Our success depends in part on our ability to enforce and defend our intellectual property rights. We rely upon a combination of trademark, trade secret, copyright, patent, and unfair competition laws, as well as license agreements and other contractual provisions, to do so.

In the future we may file patent applications related to certain of our innovations. We do not know whether those patent applications will result in the issuance of a patent or whether the examination process will require us to narrow our claims. In addition, we may not receive competitive advantages from the rights granted under our patents and other intellectual property. Our existing patents and any patents granted to us or that we otherwise acquire in the future, may be contested, circumvented or invalidated, and we may not be able to prevent third parties from infringing these patents. Therefore, the extent of the protection afforded by these patents cannot be predicted with certainty. In addition, given the costs, effort, risks, and downside of obtaining patent protection, including the requirement to ultimately disclose the invention to the public, we may choose not to seek patent protection for certain innovations; however, such patent protection could later prove to be important to our business.

We also rely on several registered and unregistered trademarks to protect our brand. Nevertheless, competitors may adopt service names similar to ours, or purchase our trademarks and confusingly similar terms as keywords in Internet search engine advertising programs, thereby impeding our ability to build brand identity and possibly leading to confusion in the marketplace. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our trademarks. Any claims or client confusion related to our trademarks could damage our reputation and brand and substantially harm our business and results of operations.

We attempt to protect our intellectual property, technology and confidential information by generally requiring our employees and consultants to enter into confidentiality and assignment of inventions agreements and third parties to enter into nondisclosure agreements, all of which offer only limited protection. These agreements may not effectively prevent unauthorized use or disclosure of our confidential information, intellectual property, or technology and may not provide an adequate remedy in the event of unauthorized use or disclosure of our confidential information, intellectual property or technology. Despite our efforts to protect our confidential information, intellectual property, and technology, unauthorized third parties may gain access to our confidential proprietary information, develop and market solutions similar to ours, or use trademarks similar to ours, any of which could materially harm our business and results of operations. In addition, others may independently discover our trade secrets and confidential information, and in such cases, we could not assert any trade secret rights against such parties. Existing United States federal, state and international intellectual property laws offer only limited protection. The laws of some foreign countries do not protect our intellectual property rights to as great an extent as the laws of the United States, and many foreign countries do not enforce these laws as diligently as governmental agencies and private parties in the United States. Moreover, policing our intellectual property rights is difficult, costly and may not always be effective.

From time to time, legal action by us may be necessary to enforce our patents and other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the intellectual property rights of others or to defend against claims of infringement or invalidity. Even if we are successful in defending our claims, litigation could result in substantial costs and diversion of resources and could negatively affect our business, reputation, results of operations, and financial condition. To the extent that we seek to enforce our rights, we could be subject to claims that an intellectual property right is invalid, otherwise not enforceable, or is licensed to the party against whom we are pursuing a claim. In addition, our assertion of intellectual property rights may result in the other party seeking to assert alleged intellectual property rights or assert other claims against us, which could harm our business. If we are not successful in defending such claims in litigation, we may not be able to sell or license a particular solution due to an injunction, or we may have to pay damages that could, in turn, harm our results of operations. In addition, governments may adopt regulations, or courts may render decisions, requiring compulsory licensing of intellectual property to others, or governments may require that products meet specified standards that serve to favor local companies. Our inability to enforce our intellectual property rights under these circumstances may harm our competitive position and our business. If we are unable to protect our technology and to adequately maintain and protect our intellectual property rights, we may find ourselves at a competitive disadvantage to others who need not incur the additional expense, time and effort required to create the innovative solutions that have enabled us to be successful to date.

We and our clients rely on technology and intellectual property of third parties, and any errors or defects in, or any unavailability of, such technology and intellectual property could limit the functionality of our solutions and disrupt our business.

We use technology and intellectual property licensed from unaffiliated third parties in certain of our solutions, and we may license additional third-party technology and intellectual property in the future. We have experienced, and may continue to experience, errors or defects in this third-party technology and intellectual property that result in errors that could harm our brand and business. In addition, licensed technology and intellectual property may not continue to be available on commercially reasonable terms, or at all. The loss of the right to license and distribute this third-party technology could limit the functionality of our solutions and might require us to redesign our solutions. In some cases, we receive subscription fees from the provision of such third-party technology to our clients, and the loss of the right to distribute such technology could negatively impact revenues.

We agree to indemnify clients and other third parties, which exposes us to substantial potential liability.

Our agreements with clients, suppliers, partners and other third parties may include indemnification or other provisions under which we agree to indemnify or otherwise be liable to them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, data, and security breaches, and other liabilities relating to or arising from our software, services, acts or omissions. The term of these contractual provisions often survives termination or expiration of the applicable agreement. Large indemnity payments or damage claims from contractual breach could harm our business, results of operations, and financial condition. Although in some cases we contractually limit our liability with respect to such obligations, we do not always do so, and in the future we may still incur substantial liability related to them. Any dispute with a client with respect to such obligations could have adverse effects on our relationship with that client and other current and prospective clients, reduce demand for our solutions, and harm our business, results of operations, and financial condition.

Our U.S. NOL carryforwards may expire or could be substantially limited if we experience an ownership change as defined in the Internal Revenue Code of 1986, as amended (“IRC”) or if changes are made to the IRC.

We have significant U.S. federal and state net operating loss (“NOL”) carryforwards. Under U.S. federal tax laws, we can carry forward and use our pre-2018 NOLs to reduce our future U.S. taxable income and tax liabilities until such NOL carryforwards expire in accordance with the IRC. Under changes made by the Tax Cuts and Jobs Act (“TCJA”), as modified by the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”), NOL carryforwards generated on or after January 1, 2018 may be carried forward indefinitely, but their utilization is limited to 80% of annual taxable income for tax years beginning after December 31, 2020. Our NOL carryforwards provide a benefit to us, if fully utilized, of significant future tax savings. However, our ability to use these tax benefits in future years will depend upon the amount of our federal and state taxable income. If we do not have sufficient federal and state income in future years to use the benefits before they expire, we will permanently lose the benefit of the pre-2018 NOL carryforwards. Additionally, Section 382 and Section 383 of the IRC provide an annual limitation on our ability to utilize our NOL carryforwards, as well as certain built-in losses, against the future U.S. taxable income in the event of a change in ownership, as defined under the IRC. Any further changes made to the IRC or to the regulations promulgated thereunder could impact our ability to utilize our NOLs. Accordingly, any such occurrences could adversely affect our financial condition, operating results, and cash flows.

Our international sales and operations subject us to additional risks that can adversely affect our business, results of operations and financial condition.

We sell our solutions to clients located outside the United States, and we are continuing to expand our international operations as part of our growth strategy. In each of fiscal years 2019 and 2020, 28% of our revenues were derived from outside of the United States. Revenues by geography is determined based on the country in which a client contract is invoiced. Some of our contracts allow for usage of our solutions in multiple countries. Our current international operations and our plans to expand our international operations subject us to a variety of risks, including:

•	increased management, travel, infrastructure, and legal compliance costs associated with having multiple international operations;

•	unique terms and conditions in contract negotiations imposed by clients in foreign countries;

•	longer payment cycles and difficulties in enforcing contracts and collecting accounts receivable;

•	the need to localize our solutions for international clients;

•	lack of familiarity with and unexpected changes in foreign regulatory requirements;

•	increased exposure to fluctuations in currency exchange rates;

•	highly inflationary international economies;

•	the burdens and costs of complying with a wide variety of foreign laws and legal standards, including the General Data Protection Regulation (“GDPR”) in the European Union;

•	compliance with the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.K. Bribery Act and other anti-corruption regulations, particularly in emerging market countries;

•	compliance by international staff with accounting practices generally accepted in the United States, including adherence to our accounting policies and internal controls;

•	import and export license requirements, tariffs, trade agreements, taxes, and other trade barriers;

•	increased financial accounting and reporting burdens and complexities;

•	weaker protection of intellectual property rights in some countries;

•	multiple and possibly overlapping tax regimes;

•	the application of the respective local laws and regulations to our business in each of the jurisdictions in which we operate;

•	government sanctions that may interfere with our ability to sell into particular countries;

•	disruption to our operations caused by epidemics or pandemics, such as COVID-19; and

•	political, social and economic instability abroad, terrorist attacks and security concerns in general.

As we continue to expand our business globally, our success will depend, in large part, on our ability to anticipate and effectively manage these and other risks associated with our international operations. Any of these risks could harm our international operations and reduce our international sales, adversely affecting our business, results of operations, financial condition, and growth prospects.

Some of the Company’s development resources are subject to additional risks inherent in foreign operations, which could lead to interruptions in the Company’s development efforts or hamper the Company’s ability to maintain its solutions.

A majority of our research and development is conducted through our facilities based in Ukraine and our suppliers’ facilities located in Belarus, Ukraine, and Russia. In addition to product development, these resources are also key to maintaining our solutions. Any escalation of political tensions or economic instability in these regions could disrupt or delay our research and development operations in these regions, or adversely affect the timeliness of new product delivery or maintenance and upgrades to existing products and solutions, which could harm our operations, financial conditions, sales and growth prospects. Disruptions in communications with these resources could also lead to periods of unavailability of our SaaS solutions, which could require the Company to provide credits or refunds to clients or lead to client cancellations.

Additionally, we engage through third parties a significant number of independent contractors in our research and development efforts. Changes to foreign laws governing the definition or classification of such independent contractors, or judicial decisions regarding independent contractor classification could result in re-classification of such contractors as employees. Such reclassification could have an adverse effect on our business and results of operations, could require us to pay significant retroactive wages, taxes and penalties, and could force us to change our contractor business model in the foreign jurisdictions affected.

Failure to comply with the GDPR or other data privacy regimes could subject us to liability, fines and reputational harm.

Data protection and privacy legislation, enforcement and policy activity are rapidly expanding and creating a complex compliance environment and the potential for high profile negative publicity in the event of any noncompliance or data breach. We are subject to many privacy and data protection laws and regulations in the United States and around the world, some of which place restrictions on our ability to process personal data across our business. For example, Regulation (EU) 2016/679 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data (General Data Protection Regulation or “GDPR”) is a comprehensive update to the data protection regime in the European Economic Area that became effective on May 25, 2018. The GDPR imposes requirements relating to, among other things, consent to process personal data of individuals, the information provided to individuals regarding the processing of their personal data, rights which may be exercised by individuals, the security and confidentiality of personal data, and notifications in the event of data breaches and use of third-party processors. The GDPR imposes substantial fines for breaches of data protection requirements, which can be up to four percent of the worldwide revenues or 20 million Euros, whichever is greater. While we continue to undertake efforts to conform to current regulatory obligations and evolving best practices, we may be unsuccessful in conforming to permitted means of transferring personal data from the European Economic Area. We may also experience hesitancy, reluctance, or refusal by European or multi-national clients to continue to use some of our services due to the potential risk exposure of personal data transfers and the current data protection obligations imposed on them by certain data protection authorities. Such clients may also view any alternative approaches to the transfer of any personal data as being too costly, too burdensome, or otherwise objectionable, and therefore may decide not to do business with us if the transfer of personal data is a necessary requirement. Uncertainty about compliance with the GDPR and EU data protection laws remains, with the possibilities that data protection authorities located in different EU Member States may interpret GDPR differently, or requirements of national laws may vary between the EU Member States, or guidance on GDPR and compliance practices may be often updated or otherwise revised. Any of these events will increase the complexity and costs of processing personal data in the European Economic Area or concerning individuals located in the European Economic Area.

GDPR and other EU laws and regulations relating to the collection, use and processing of personal data relating to individuals in the EU, are often more restrictive than those in the United States or other countries. In addition, under GDPR, transfers of personal data to countries outside of the European Economic Area are prohibited to countries that have not been determined by the European Commission to provide adequate protections for personal data, including the United States. Switzerland has similar restrictions. There are mechanisms to permit the transfer of personal data from the European Economic Area and Switzerland to the United States, but there is also uncertainty as to the future of such mechanisms, which have been under consistent scrutiny and challenge. For example, a decision of the Court of Justice of the European Union in July 2020 invalidated the EU-US Privacy Shield Framework, a means that previously permitted transfers of personal data from the EEA to companies in the United States that certified adherence to the Privacy Shield Framework. It is currently unclear what, if any, arrangement may replace the Privacy Shield Framework. Standard contractual clauses approved by the European Commission to permit transfers from the EU to third countries currently remain as a basis on which to transfer personal data from the EEA to the United States. However, the standard contractual clauses are also subject to legal challenge, and in November 2020, the European Commission published a draft of updated standard contractual clauses. We presently rely on a mixture of mechanisms to transfer personal data from our EU business to the U.S., and we may be impacted by changes in law as a result of future review or invalidation of, or changes to, these transfer mechanisms by European courts or regulators. Brexit has created uncertainty regarding the regulation of data protection in the United Kingdom. Although the United Kingdom enacted a Data Protection Act in May 2018 that is consistent with the GDPR, uncertainty remains regarding how data transfers to and from the United Kingdom will be regulated. As many of our employees providing services to European Union clients are located in the United Kingdom, changes to how data transfers to and from the United Kingdom are regulated could impact how we provide services to our clients in the European Union. European Union clients may require that our employees who are providing services to them be based in the European Union due to data transfer restrictions, which could increase our costs in providing such services.

In addition, the California Consumer Privacy Act (“CCPA”) which went into effect on January 1, 2020, and imposes requirements relating to how companies may collect, use and process personal information relating to California residents. The CCPA establishes a privacy framework for covered businesses such as ours by, among other things, creating an expanded definition of personal information, establishing new data privacy rights for California residents and creating a new and potentially severe statutory damages framework for violations of the CCPA, as well as potentially severe statutory damages and private a right of action against businesses that suffer a data security breach due to their violation of a duty to implement reasonable security procedures and practices. This private right of action may increase the likelihood of, and risks associated with, data breach litigation. In addition, in November 2020, California voters adopted the California Privacy Rights Act (“CPRA”), which goes into effect January 1, 2023, and enhances and strengthens regulatory requirements and individual protections that currently exist under the CCPA. The uncertainty and changes in the requirements of California and other jurisdictions may increase the cost of compliance, restrict our ability to offer services in certain locations or subject us to sanctions by national, regional, state, local and international data protection regulators, all of which could harm our business, results of operations or financial condition.

Although we take reasonable efforts to comply with all applicable laws and regulations and have invested and continue to invest human and technology resources into data privacy compliance efforts, there can be no assurance that we will not be subject to regulatory action, including fines, in the event of an incident or other claim. Data protection laws and requirements may also be enacted, interpreted or applied in a manner that creates inconsistent or contradictory requirements on companies that operate across jurisdictions. We or our third-party service providers could be adversely affected if legislation or regulations are expanded to require changes in our or our third-party service providers’ business practices or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect our or our third-party service providers’ business, results of operations or financial condition. For example, we may find it necessary to establish alternative systems to maintain personal data originating from the European Union in the European Economic Area, which may involve substantial expense and may cause us to divert resources from other aspects of our business, all of which may adversely affect our results from operations. Further, any inability to adequately address privacy concerns in connection with our solutions, or comply with applicable privacy or data protection laws, regulations and policies, could result in additional cost and liability to us, and adversely affect our ability to offer our solutions.

Anticipated further evolution of regulations on this topic may substantially increase the penalties to which we could be subject in the event of any non-compliance. Compliance with these laws is challenging, constantly evolving, and time consuming and federal regulators, state attorneys general and plaintiff’s attorneys have been and will likely continue to be active in this space. We may incur substantial expense in complying with legal obligations to be imposed by new regulations and we may be required to make significant changes to our solutions and expanding business operations, all of which may adversely affect our results of operations.

We face risks arising from the results of the public referendum held in the United Kingdom and its membership in the European Union.

The ongoing developments regarding Brexit could cause disruptions to and create uncertainty surrounding our business including affecting our relationships with existing and potential clients, partners and other third parties. The United Kingdom formally left the European Union on January 31, 2020. Negotiations are ongoing to determine some terms of the United Kingdom’s future relationship with the European Union, and the full effect of Brexit is uncertain and depends on any agreements the United Kingdom may make with the European Union and others, in particular any agreements the United Kingdom makes to retain access to European Union markets either during the transitional period or more permanently. The measures could potentially have corporate structural consequences, adversely change tax benefits or liabilities in these or other jurisdictions and could disrupt some of the markets and jurisdictions in which we operate. In addition, Brexit could lead to legal uncertainty and potentially divergent national laws and regulations as the United Kingdom determines which European Union laws to replace or replicate. How personal data transfers may be conducted between the United Kingdom and the European Union remains unclear. Should new or additional restrictions or limitations on personal data flows between the United Kingdom and European Union be imposed it could cause the Company to incur significant costs to create and maintain new or additional data centers. In addition, the announcement of Brexit has caused significant volatility in global stock markets and currency exchange rate fluctuations, including the strengthening of the USD against some foreign currencies, and the Brexit negotiations may continue to cause significant volatility. The progress and outcomes of Brexit negotiations also may create global economic uncertainty. Any of these effects of Brexit, among others, could materially adversely affect our business, business opportunities, and financial condition. Brexit could weaken market demand for our products in the U.K. if our clients or prospective clients elect to relocate to the European Union due to Brexit.

If we are unable to retain key members of our management team or attract, integrate and retain additional executives and other skilled personnel we need to support our operations and growth, we may be unable to achieve our goals and our business will suffer.

Our future success depends upon our ability to continue to attract, train, integrate and retain highly skilled employees, particularly those on our management team, including John Hall, our Chief Executive Officer and Stephen Robertson, our Chief Financial Officer, whose services are essential to the execution of our corporate strategy and ensuring the continued operations and integrity of financial reporting within our company. Our executive officers and other key employees are generally employed on an at-will basis, which means that these personnel could terminate their relationship with us at any time. The loss of any member of our senior management team could significantly delay or prevent us from achieving our business and/or development objectives, and could materially harm our business.

We compete with a number of software and other technology companies to attract and retain software developers with specialized experience in designing, developing, and managing our solutions, including our cloud-based software, as well as for skilled developers, engineers and information technology and operations professionals who can successfully implement and deliver our solutions. Additionally, we believe that our future growth will depend on the development of our go-to-market strategy and the continued recruiting, retention, and training of our sales teams, including their ability to obtain new clients and to manage our existing client base. Our ability to expand geographically depends, in large part, on our ability to attract, retain and integrate managers to lead the local business and employees with the appropriate skills. Similarly, our profitability depends on our ability to effectively utilize personnel with the right mix of skills and experience to perform services for our clients, including our ability to transition employees to new assignments on a timely basis. Many of the companies with which we compete for experienced personnel have greater resources than we have. We may incur significant costs to attract, train and retain such personnel, and we may lose new employees to our competitors or other technology companies before we realize the benefit of our investment after recruiting and training them. Also, to the extent that we hire personnel from competitors, we may be subject to allegations that such personnel have been improperly solicited or have divulged proprietary or other confidential information. If we are unable to attract, integrate and retain qualified personnel, or if there are delays in hiring required personnel, including delays due to COVID-19 or adjustments to U.S. immigration policy related to skilled foreign workers, our business, results of operations, and financial condition may be materially adversely affected.

Any disruption of our Internet connections, including to any third-party cloud providers that host any of our websites or web-based services, could affect the success of our SaaS solutions.

Any system failure, including network, software or hardware failure, that causes an interruption in our network or a decrease in the responsiveness of our website and our SaaS solutions could result in reduced user traffic, reduced revenues and potential breaches of our subscription arrangements. Continued growth in Internet usage, as well as outages, delays and other difficulties due to system failures unrelated to our solutions could cause a decrease in the quality of Internet connection service. Websites have experienced service interruptions as a result of outages and other delays occurring throughout the worldwide Internet network infrastructure. If these outages, delays or service disruptions frequently occur in the future, usage of our web-based services could grow more slowly than anticipated or decline and we may lose revenues and clients.

If the third-party cloud providers that host any of our websites or web-based services were to experience a system failure, the performance of our websites and web-based services, including our SaaS solutions, would be harmed and our ability to deliver our solutions to our clients could be impaired, resulting in client dissatisfaction, damage to our reputation, loss of clients, and harm to our operations and our business. In general, third-party cloud providers are vulnerable to damage from fire, floods, earthquakes, acts of terrorism, power loss, telecommunications failures, break-ins, and similar events. The controls implemented by our current or future third-party cloud providers may not prevent or timely detect such system failures and we do not control the operation of third-party cloud providers that we use. Our current or future third-party cloud providers could decide to close their facilities without adequate notice. In addition, any financial difficulties, such as bankruptcy, faced by our current or future third-party cloud providers, or any of the service providers with whom we or they contract, may have negative effects on our business. If our current or future third-party cloud providers are unable to keep up with our growing needs for capacity or any spikes in client demand, it could have an adverse effect on our business. Any changes in service levels by our current or future third-party cloud providers could result in loss or damage to our clients’-stored information and any service interruptions at these third-party cloud providers could hurt our reputation, cause us to lose clients, harm our ability to attract new clients or subject us to potential liability. In the event of any damage or interruption, our property and business interruption insurance coverage may not be adequate to fully compensate us for losses that may occur. Additionally, our systems are not fully redundant, and we have not yet implemented a complete disaster recovery plan or business continuity plan. Although the redundancies we do have in place will permit us to respond, at least to some degree, to service outages, our current or future third-party cloud providers that host our SaaS solutions are vulnerable in the event of failure. We do not yet have adequate structure or systems in place to recover from a third-party cloud provider’s severe impairment or total destruction, and recovery from the total destruction or severe impairment of any of our third-party cloud providers could be difficult and may not be possible at all. Any of these events could seriously harm our business, results of operations, and financial condition.

Some of our services and technologies may use “open source” software, which may restrict how we use or distribute our services or require that we release the source code of certain solutions subject to those licenses.

Some of our services and technologies may incorporate software licensed under so-called “open source” licenses. In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on origin of the software. Additionally, some open source licenses require that source code subject to the license be made available to the public and that any modifications to or derivative works of open source software continue to be licensed under open source licenses. These open source licenses typically mandate that proprietary software, when combined in specific ways with open source software, become subject to the open source license. If we combine our proprietary solutions in such ways with certain open source software, we could be required to release the source code of our proprietary solutions.

We take steps to ensure that our proprietary solutions are not combined with, and do not incorporate, open source software in ways that would require our proprietary solutions to be subject to many of the restrictions in an open source license. However, few courts have interpreted open source licenses, and the manner in which these licenses may be interpreted and enforced is therefore subject to some uncertainty. Additionally, we rely on software programmers to design our proprietary technologies, and although we take steps to prevent our programmers from including objectionable open source software in the technologies and software code that they design, write and modify, we do not exercise complete control over the development efforts of our programmers and we cannot be certain that our programmers have not incorporated such open source software into our proprietary solutions and technologies or that they will not do so in the future. In the event that portions of our proprietary technology are determined to be subject to an open source license, we could be required to publicly release the affected portions of our source code, re-engineer all or a portion of our technologies, or otherwise be limited in the licensing of our technologies, each of which could reduce or eliminate the value of our services and technologies and materially and adversely affect our business, results of operations and prospects.

We may experience fluctuations in foreign currency exchange rates that could adversely impact our results of operations.

Our international sales are generally denominated in foreign currencies, and these revenues could be materially affected by currency fluctuations. The volatility of exchange rates depends on many factors that we cannot forecast with reliable accuracy. Although we believe our operating activities act as a natural hedge for a substantial portion of our foreign currency exposure at the cash flow or operating income level because we typically collect revenues and incur costs in the currency of the location in which we provide our solutions, it is difficult to predict if our operating activities will provide a natural hedge in the future. Our results of operations may also be impacted by transaction gains or losses related to revaluing certain monetary asset and liability balances that are denominated in currencies other than the functional currency of the entities in which they are recorded. Moreover, significant and unforeseen changes in foreign currency exchange rates may cause us to fail to achieve our stated projections for revenues and operating income, which could have an adverse effect on our stock price. We will continue to experience fluctuations in foreign currency exchange rates, which, if material, may harm our revenues or results of operations.

Our results of operations may be harmed if we are required to collect sales or other related taxes for our subscription solutions in jurisdictions where we have not historically done so.

We collect sales and similar value-added taxes as part of our client agreements in a number of jurisdictions. Sales and use, value-added, and similar tax laws and rates vary greatly by jurisdiction. One or more states or countries may seek to impose additional sales, use, or other tax collection obligations on us, including for past sales by us. A successful assertion by a state, country, or other jurisdiction that we should have been or should be collecting additional sales, use, or other taxes on our solutions provided through the Intapp Platform could, among other things, result in substantial tax liabilities for past sales, create significant administrative burdens for us, discourage clients from purchasing our Intapp Platform, or otherwise harm our business, results of operations, and financial condition.

Risks related to our organizational structure

If the ownership of our common stock continues to be highly concentrated, it may prevent you and other minority stockholders from influencing significant corporate decisions and may result in conflicts of interest.

Immediately following the completion of this offering, Temasek will own approximately     % of our common stock (or approximately     % if the underwriters exercise their option to purchase additional shares of common stock in full) and Great Hill will own approximately     % of our common stock (or approximately     % if the underwriters exercise their option to purchase additional shares of common stock in full). As a result, Temasek and Great Hill will exercise significant influence over all matters requiring a stockholder vote, including: the election of directors; mergers, and acquisitions; the sale of all or substantially all of our assets and other decisions affecting our capital structure; the amendment of our amended and restated certificate of incorporation and our amended and restated bylaws; and our winding up and dissolution. This concentration of ownership may delay, deter or prevent acts that would be favored by our other stockholders. The interests of Temasek and Great Hill may not always coincide with our interests or the interests of our other stockholders. This concentration of ownership may also have the effect of delaying, preventing or deterring a change in control of us. Also, Temasek and Great Hill may each seek to cause us to take courses of action that, in its judgment, could enhance its investment in us, but which might involve risks to our other stockholders or adversely affect us or our other stockholders, including investors in this offering. As a result, the market price of our common stock could decline or stockholders might not receive a premium over the then-current market price of our common stock upon a change in control. In addition, this concentration of share ownership may adversely affect the trading price of our common stock because investors may perceive disadvantages in owning shares in a company with significant stockholders. See

“Principal Stockholders” and “Description of Capital Stock—Anti-Takeover Effects of Delaware Law and Our Organizational Documents.”

Certain provisions of Delaware law, the Stockholders’ Agreement, our amended and restated certificate of incorporation and our amended and restated bylaws could hinder, delay or prevent a change in control of us, which could adversely affect the price of our common stock.

Certain provisions of Delaware law, the Stockholders’ Agreement, our amended and restated certificate of incorporation and our amended and restated bylaws will contain provisions that could make it more difficult for a third-party to acquire us without the consent of our board of directors or certain Existing Holders.

As a Delaware corporation, we are subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation Law, as amended (the “DGCL”), which prevents some stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations without approval of the holders of substantially all of our outstanding common stock.

Furthermore, immediately following this offering, Temasek and Great Hill will control a significant portion of the voting power of the shares of our common stock eligible to vote in the election of our directors and on other matters submitted to a vote of our stockholders, and Temasek and Great Hill will be able to influence outcome of matters submitted to a stockholder vote. For so long as Temasek and Great Hill continue to own a significant percentage of our common stock, Temasek and Great Hill, through their collective voting power, will still be able to significantly influence the composition of our board of directors and the approval of actions requiring stockholder approval.

These provisions may make it difficult and expensive for a third-party to pursue a tender offer, change in control or takeover attempt that is opposed by Temasek, Great Hill, our management or our board of directors. Public stockholders who might desire to participate in these types of transactions may not have an opportunity to do so, even if the transaction is favorable to stockholders. These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change in control or change our management and board of directors and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium. See “Description of Capital Stock—Anti-Takeover Effects of Delaware Law and Our Organizational Documents” and “Certain Relationships and Related Party Transactions.”

Risks related to this offering and our common stock

An active trading market for our common stock may never develop or be sustained.

Prior to this offering, there has been no public market for our common stock. Although we have applied to have our common stock approved for listing on the Nasdaq Global Market, an active trading market for our common stock may not develop on that exchange or elsewhere or, if developed, that market may not be sustained. Accordingly, if an active trading market for our common stock does not develop or is not maintained, the liquidity of our common stock, your ability to sell your shares of common stock when desired and the prices that you may obtain for your shares of common stock will be adversely affected. An inactive trading market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

The market price and trading volume of our common stock may be volatile, which could result in rapid and substantial losses for our stockholders.

Even if an active trading market develops, the market price of our common stock may be highly volatile and could be subject to wide fluctuations. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. The initial public offering price of our common stock will be determined by negotiation between us and the representatives of the underwriters based on a number of factors and may not be indicative of prices that will prevail in the open market following the completion of this offering. If the market price of our common stock declines significantly, you may be unable to resell your shares at or above your purchase price, if at all. The market price of our common stock may fluctuate or decline significantly in the future. Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our common stock include:

•	variations in our quarterly or annual operating results;

•	our ability to attract new clients in both domestic and international markets, and our ability expand the solutions provided to existing clients;

•

the timing of our clients’ buying decisions and reductions in our clients’ budgets for IT purchases and delays in their purchasing cycles, particularly in light of recent adverse global economic conditions;

•	changes in our earnings estimates (if provided) or differences between our actual financial and operating results and those expected by investors and analysts;

•	the contents of published research reports about us or our industry or the failure of securities analysts to cover our common stock after this offering;

•	additions to, or departures of, key management personnel;

•	any increased indebtedness we may incur in the future;

•	announcements and public filings by us or others and developments affecting us;

•	actions by institutional stockholders;

•	litigation and governmental investigations;

•	operating and stock performance of other companies that investors deem comparable to us (and changes in their market valuations) and overall performance of the equity markets;

•	speculation or reports by the press or investment community with respect to us or our industry in general;

•	increases in market interest rates that may lead purchasers of our shares to demand a higher yield;

•	announcements by us or our competitors of significant contracts, acquisitions, dispositions, strategic relationships, joint ventures or capital commitments;

•	announcements or actions taken by Temasek or Great Hill as our principal stockholders;

•	sales of substantial amounts of our common stock by Temasek, Great Hill or other significant stockholders or our insiders, or the expectation that such sales might occur;

•

volatility or economic downturns in the markets in which we, our clients and our partners are located caused by pandemics, including the COVID-19 pandemic, and related policies and restrictions undertaken to contain the spread of such pandemics or potential pandemics; and

•

general market, political and economic conditions, in the professional and financial services industry in particular, including any such conditions and local conditions in the markets in which any of our clients are located.

These broad market and industry factors may decrease the market price of our common stock, regardless of our actual operating performance. The stock market in general has from time to time experienced extreme price and volume fluctuations, including in recent months. In addition, in the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

Future offerings of debt or equity securities by us may materially adversely affect the market price of our common stock.

In the future, we may attempt to obtain financing or to further increase our capital resources by issuing additional shares of our common stock or offering debt or other equity securities, including senior or subordinated notes, debt securities convertible into equity or shares of preferred stock. In addition, we may seek to expand operations in the future to other markets which we would expect to finance through a combination of additional issuances of equity, corporate indebtedness and/or cash from operations.

Issuing additional shares of our common stock or other equity securities or securities convertible into equity may dilute the economic and voting rights of our existing stockholders or reduce the market price of our common stock or both. Upon liquidation, holders of such debt securities and convertible preferred shares, if issued, and lenders with respect to other borrowings would receive a distribution of our available assets prior to the holders of our common stock. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred shares, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, which may adversely affect the amount, timing or nature of our future offerings. Thus, holders of our common stock bear the risk that our future offerings may reduce the market price of our common stock and dilute their stockholdings in us. See “Description of Capital Stock.”

The market price of our common stock could be negatively affected by sales of substantial amounts of our common stock in the public markets.

After this offering, there will be            shares of common stock outstanding (or            shares outstanding if the underwriters exercise their option to purchase additional shares of common stock in full). Of our issued and outstanding shares, only the            shares of common stock sold in this offering (or            shares if the underwriters exercise the option to purchase additional shares of common stock in full) will be freely transferable, except for any shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act (“Rule 144”). Following completion of

the offering, approximately     % of our outstanding common stock (or     % if the underwriters exercise their option to purchase additional shares of common stock in full) will be held by Temasek and approximately     % of our outstanding common stock (or     % if the underwriters exercise their option to purchase additional shares of common stock in full) will be held by Great Hill and can be resold into the public markets in the future in accordance with the requirements of Rule 144. The sale by Temasek or Great Hill of a substantial number of shares after this offering, or a perception that such sales could occur, could significantly reduce the market price of our common stock. See “Shares Eligible For Future Sale.”

We and our executive officers, directors, and substantially all of our Existing Holders have agreed with the underwriters that, subject to certain exceptions, for a period of 180 days after the date of this prospectus, we and they will not directly or indirectly offer, pledge, sell, contract to sell, sell any option or contract to purchase or otherwise dispose of any common stock or any securities convertible into or exercisable or exchangeable for common stock, or in any manner transfer all or a portion of the economic consequences associated with the ownership of common stock, or cause a registration statement covering any common stock to be filed, without the prior written consent of the representatives of the underwriters. Any shares acquired by Existing Holders (other than officers, directors, Temasek and Great Hill) in this offering of our shares of common stock will not be subject to these transfer restrictions. See “Underwriting.”

In addition, pursuant to the Registration Rights Agreement (as defined below), certain of our Existing Holders and their respective affiliates and permitted third-party transferees have the right, in certain circumstances, to require us to register their                shares of our common stock under the Securities Act for sale into the public markets. Upon the effectiveness of such a registration statement, all shares covered by the registration statement will be freely transferable. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

The market price of our common stock may decline significantly when the restrictions on resale by our existing stockholders lapse. A decline in the price of our common stock might impede our ability to raise capital through the issuance of additional common stock or other equity securities.

The future issuance of additional common stock in connection with our incentive plans or otherwise will dilute all other stockholdings.

After this offering, assuming the underwriters exercise their option to purchase additional shares of common stock in full, we will have an aggregate of            shares of common stock authorized but unissued and not reserved for issuance under our incentive plans. We may issue all of these shares of common stock without any action or approval by our stockholders, subject to certain exceptions. Any common stock issued in connection with our incentive plans, the exercise of outstanding stock options or otherwise would dilute the percentage ownership held by the investors who purchase common stock in this offering.

Investors in this offering will suffer immediate and substantial dilution.

The initial public offering price of our common stock will be substantially higher than the as adjusted net tangible book value per share issued and outstanding immediately after this offering. Therefore, if you purchase shares of our common stock in this offering, you will experience immediate and substantial dilution of $        in the net tangible book value per share,

based upon the assumed initial public offering price of $        per share (the midpoint of the price range set forth on the cover page of this prospectus).

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act and may remain an emerging growth company for up to five years. For so long as we remain an emerging growth company, we are permitted and plan to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board (“PCAOB”) regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, reduced disclosure obligations regarding executive compensation, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, the information we provide stockholders will be different than the information that is available with respect to other public companies. In this prospectus, we have not included all of the executive compensation related information that would be required if we were not an emerging growth company. We cannot predict whether investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock, and our stock price may be more volatile.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use this extended transition period to enable us to comply with certain new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

We have not paid dividends in the past and do not anticipate paying any dividends on our common stock in the foreseeable future.

We have never paid cash dividends on our common stock and have no plans to pay regular dividends on our common stock in the foreseeable future. Any declaration and payment of future dividends to holders of our common stock will be at the sole discretion of our board of directors and will depend on many factors, including our financial condition, earnings, capital requirements, level of indebtedness, statutory, and contractual restrictions applying to the payment of dividends and other considerations that our board of directors deems relevant. Because we are a holding company and have no direct operations, we will only be able to pay dividends from our available cash on hand and any funds we receive from our subsidiaries. Certain of our debt agreements limit the ability of certain of our subsidiaries to pay dividends. In addition, Delaware law may impose requirements that may restrict our ability to pay dividends. Until such time that we pay a dividend, our investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

Our amended and restated certificate of incorporation will designate a state or federal court located within the State of Delaware as the exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or other employees.

Our amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, will provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees or our stockholders to us or our stockholders, (3) any action asserting a claim arising pursuant to any provisions of DGCL, our amended and restated certificate of incorporation or as to which DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, (4) any other action asserting an “internal corporate claim,” as defined in Section 115 of the DGCL, or (5) any other action asserting a claim that is governed by the internal affairs doctrine shall be, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to this provision. Our amended and restated certificate of incorporation also provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act; provided, however, that our stockholders cannot and will not be deemed to have waived our compliance with the U.S. federal securities laws and the rules and regulations thereunder. This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, contains a federal forum provision which provides that unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our amended and restated certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

These choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage such lawsuits. Alternatively, if a court were to find the choice of forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations and financial condition.

General risk factors

We may not be able to obtain capital when desired on favorable terms, if at all, and we may not be able to obtain capital or complete acquisitions through the use of equity without dilution to our stockholders.

We may need additional financing to execute on our current or future business strategies, including to develop new or enhance existing solutions, acquire businesses and technologies or otherwise respond to competitive pressures. Our ability to raise capital in the future may be limited, and if we fail to raise capital when needed, we could be prevented from growing and executing our business strategy.

If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders could be significantly diluted, and newly-issued securities may have rights, preferences, or privileges senior to those of existing stockholders. If we accumulate additional funds through debt financing, a substantial portion of our operating cash flow may be dedicated to the payment of principal and interest on such indebtedness, thus limiting funds available for our business activities. We cannot assure you that additional financing will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, when we desire them, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our solutions, invest in future growth opportunities or otherwise respond to competitive pressures would be significantly limited. Any of these factors could harm our results of operations.

If tax laws change or we experience adverse outcomes resulting from examination of our income tax returns, it could adversely affect our results of operations.

We are subject to federal, state and local income taxes in the United States and in foreign jurisdictions. Our future effective tax rates and the value of our deferred tax assets could be adversely affected by changes in tax laws. In addition, we are subject to the examination of our income tax returns by the Internal Revenue Service (“IRS”) and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from such examinations to determine the adequacy of our provision for income taxes. Significant judgment is required in determining our worldwide provision for income taxes. Although we believe we have made appropriate provisions for taxes in the jurisdictions in which we operate, changes in the tax laws or challenges from tax authorities under existing tax laws could adversely affect our business, financial condition, and results of operations.

We will have broad discretion in the use of a significant part of the net proceeds from this offering and may not use them effectively.

Our management currently intends to use the net proceeds from this offering in the manner described in “Use of Proceeds” and will have broad discretion in the application of a significant part of the net proceeds from this offering, including using it to pay our indebtedness under the Credit Facility. The failure by our management to apply these funds effectively could affect our ability to operate and grow our business.

If securities or industry analysts do not publish research or reports about our business or publish negative reports, our stock price could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Moreover, if one or more of the analysts who cover our company downgrades our common stock or if our reporting results do not meet their expectations, our stock price could decline.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices. We may fail to comply with the rules that apply to public companies, including Section 404 of the Sarbanes-Oxley Act, which could result in sanctions or other penalties that would harm our business.

As a public company, and particularly after we are no longer an “emerging growth company,” we will incur significant legal, accounting, and other expenses that we did not incur as a private company, including costs resulting from public company reporting obligations under the Securities Act, or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and regulations regarding corporate governance practices. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the rules of the SEC, the listing requirements of the Nasdaq Global Market, and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. We expect that we will need to hire additional accounting, finance, and other personnel in connection with our becoming, and our efforts to comply with the requirements of being, a public company, and our management and other personnel will need to devote a substantial amount of time towards maintaining compliance with these requirements. These requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that the rules and regulations applicable to us as a public company may make it more difficult and more expensive for us to obtain director and officer liability insurance, which could make it more difficult for us to attract and retain qualified members of our board of directors. We are currently evaluating these rules and regulations and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs. Any changes we make to comply with these obligations may not be sufficient to allow us to satisfy our obligations as a public company on a timely basis, or at all. These reporting requirements, rules and regulations, coupled with the increase in potential litigation exposure associated with being a public company, could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or board committees or to serve as executive officers, or to obtain certain types of insurance, including directors’ and officers’ insurance, on acceptable terms.

Pursuant to Sarbanes-Oxley Act Section 404(a), we will be required to furnish a report by our management on our internal control over financial reporting. In order to maintain effective internal controls, we will need additional financial personnel, systems and resources. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Sarbanes-Oxley Act Section 404 within the prescribed period, we will be engaged in a process to document, evaluate and test the effectiveness of our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants, adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Sarbanes-Oxley Act Section 404. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

As we commence conducting review and testing, we may in the future, identify deficiencies and be unable to remediate them before we must provide the required reports. Furthermore, if we have a material weakness in our internal control over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. We or our independent registered public accounting firm may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting, which could harm our operating results, cause investors to lose confidence in our reported financial information and cause the trading price of our stock to fall. In addition, as a public company we will be required to file accurate and timely quarterly and annual reports with the SEC under the Exchange Act. Any failure to report our financial results on an accurate and timely basis could result in sanctions, lawsuits, delisting of our shares from the Nasdaq Global Market or other adverse consequences that would materially harm our business and reputation.

Special note regarding forward-looking statements

Some of the information contained in the sections titled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus contain forward-looking statements that reflect our current views with respect to, among other things, future events and financial performance. You can identify these forward-looking statements by the use of forward-looking words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates,” “target,” “projects,” “contemplates” or the negative version of those words or other comparable words. Any forward-looking statements contained in this prospectus are based upon our historical performance and on our current plans, estimates and expectations in light of information currently available to us. The inclusion of this forward-looking information should not be regarded as a representation by us, the underwriters or any other person that the future plans, estimates or expectations contemplated by us will be achieved. Such forward-looking statements are subject to various risks and uncertainties and assumptions relating to our operations, financial results, financial condition, business, prospects, growth strategy, and liquidity. Accordingly, there are, or will be, important factors that could cause our actual results to differ materially from those indicated in these statements. We believe that these factors include, but are not limited to:

•	our inability to continue our growth at or near historical rates;

•	our history of losses;

•

impact of the COVID-19 pandemic on U.S. and global economies, our business, our employees, results of operations, financial condition, demand for our products, sales and implementation cycles, and the health of our clients’ and partners’ businesses;

•	data breaches, unauthorized access to client data or other disruptions of our solutions;

•	U.S. and global market and economic conditions, particularly adverse to our targeted industries;

•	the length and variability of our sale cycle;

•	our ability to compete in highly competitive markets;

•	additional complexity, burdens, and volatility in connection with our international sales and operations;

•	third parties may assert we are infringing or violating their intellectual property rights; and

•	the other risks and uncertainties described under “Risk Factors.”

These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We do not undertake any obligation to publicly update or review any forward-looking statement except as required by law, whether as a result of new information, future developments or otherwise.

If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from what we may have expressed or implied by these forward-looking statements. We caution that you should not place undue reliance on any of our forward-looking statements. You should specifically consider the factors identified in this prospectus that could cause actual results to differ before making an investment decision to purchase our common stock. Furthermore, new risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect us.

Use of proceeds

We estimate that we will receive net proceeds from this offering of approximately $        (or approximately $        if the underwriters exercise their option to purchase additional shares of common stock in full), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, based on an assumed initial public offering price of $        per share (the midpoint of the price range set forth on the cover page of this prospectus).

A $1.00 increase (decrease) in the assumed initial public offering price per share would increase (decrease) the estimated net proceeds to us by approximately $        (or approximately $         if the underwriters exercise their option to purchase additional shares of common stock in full), assuming that the number of shares of common stock sold by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of common stock offered by us would increase (decrease) the net proceeds to us from this offering by approximately $        , assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds we receive from this offering for general corporate purposes, including to repay certain amounts outstanding under our credit facility and for acquisitions and other strategic transactions. Because we expect to use the net proceeds from this offering for general corporate purposes, our management will have broad discretion over the use of the net proceeds from this offering.

As of December 31, 2020, we had $273.0 million under the term loan and $5.0 million under our credit facility outstanding. The credit facility and term loans bear a floating rate of interest, which we select at the beginning of a period between (i) a LIBOR loan, for which the interest rate is calculated as the then-current LIBOR rate, with a floor of 1.00%, plus 7.25%, and (ii) an index loan, for which the interest rate is calculated as the then-current Wall Street Journal Prime rate, with a floor of 2.00%, plus 6.25%. As of December 31, 2020, the interest rate under our credit facility was 8.25%. The credit facility is collateralized by substantially all of our assets. The maturity date of the credit facility is August 2023.

Dividend policy

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant.

Capitalization

The following table sets forth our cash, cash equivalents and restricted cash and capitalization as of            , 2021 on:

•	an actual basis;

•

on a pro forma basis to reflect the (i) conversion of all outstanding shares of our convertible preferred stock as of             , 2021 into              shares of common stock in connection with the closing of this offering, which we expect to occur immediately prior to the closing of this offering and (ii) the filing and effectiveness of our amended and restated certificate of incorporation immediately prior to the closing of this offering; and

•

on a pro forma as adjusted basis to reflect the pro forma adjustments discussed in the prior bullet and our receipt of the net proceeds from our sale and issuance of            shares of common stock in this offering at an assumed initial public offering price of $     per share (the midpoint of the price range set forth on the front cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and after the use of net proceeds therefrom.

The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with our consolidated financial statements and related notes, and the sections titled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that are included elsewhere in this prospectus.

As of , 2021
	Actual	Pro forma	Pro forma as adjusted(1)
(in thousands, except share and per share data)
Cash, cash equivalents and restricted cash	$	$	$

Debt, net	$	$	$

Convertible preferred stock, $0.001 par value, 19,870,040 shares authorized; 19,034,437 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted

Stockholders’ (deficit) equity:

Common stock, $0.001 par value, 65,000,000 shares authorized;             shares issued and outstanding, actual;             shares authorized and             shares issued and outstanding, pro forma; and             shares authorized,             shares issued and outstanding, pro forma as adjusted

Additional paid-in capital
Accumulated other comprehensive loss
Accumulated deficit

Total stockholders’ (deficit) equity

Total capitalization	$	$	$

(1)

Each $1.00 increase or decrease in the assumed initial public offering price of $            per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase or decrease, respectively, the amount of cash and cash

equivalents, additional paid-in capital, total stockholder’s equity and total capitalization by $            million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discount and commissions, and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase or decrease of 1,000,000 in the number of shares we are offering would increase or decrease, respectively, the amount of cash and cash equivalents, working capital, total assets and stockholders’ deficit by approximately $             million, assuming the assumed initial public offering price per share, remains the same. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

The outstanding share information following this offering in the table above is based on            shares of common stock outstanding as of            , 2021 (after giving effect to the conversion of all shares of convertible preferred stock outstanding as of            , 2021 into            shares of common stock) and excludes the following:

•	shares of our common stock issuable upon the exercise of options outstanding as of , 2021, with a weighted-average exercise price of $ per share;

•	shares of our common stock issuable upon the exercise of options granted subsequent to , 2021, with a weighted-average exercise price of $ per share;

•

            shares of common stock reserved for issuance under the 2021 Plan, which will become effective in connection with the completion of this offering as well as any automatic increases in the number of shares of our common stock reserved for future issuance under the 2021 Plan;

•	shares of common stock available for future issuance under the 2012 Plan; and

•

            shares of our common stock reserved for future issuance under the ESPP which will become effective in connection with the completion of this offering, as well as any shares of common stock that may be issued pursuant to provisions in our ESPP that automatically increase the number of shares of our common stock reserved under the ESPP.

Dilution

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the assumed initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

Net tangible book value per share is determined by dividing our total tangible assets less our total liabilities by the number of shares of common stock outstanding. Our historical net tangible book value as of             , 2021 was $         million, or $        per share. Our pro forma net tangible book value as of             , 2021 was $         million, or $         per share, based on the total number of shares of our common stock outstanding as of             , 2021, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock as of             , 2021 into an aggregate of            shares of common stock in connection with the closing of this offering.

Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma as adjusted net tangible book value per share of common stock immediately after completion of this offering. After giving effect to our sale of shares of common stock in this offering at an assumed initial public offering price of $         per share (the mid-point of the price range set forth on the cover page of this prospectus) and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of             , 2021 would have been $         million, or $         per share. This represents an immediate increase in net tangible book value of $        per share to existing stockholders and an immediate dilution in net tangible book value of $         per share to purchasers of common stock in this offering, as illustrated in the following table:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of , 2021	$
Increase in pro forma net tangible book value per share attributable to new investors

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to investors participating in this offering		$

The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase (decrease) in the assumed public offering price of $         per share (the mid-point of the price range set forth on the cover page of this prospectus) would increase (decrease), our pro forma as adjusted net tangible book value by $     million, or $        per share, and the pro forma dilution per share to investors in this offering by $        per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions, and estimated offering expenses payable by us. Similarly, each increase or decrease of 1,000,000 in the number of shares offered by us would increase or decrease the pro forma as adjusted net tangible book value by approximately $         per share, and the pro forma dilution per share to investors in this offering by $         per share, assuming the assumed initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions, and estimated offering expenses payable by us.

If the underwriters’ option to purchase additional shares from us is exercised in full, the pro forma as adjusted net tangible book value per share after this offering would be $         per share,

the increase in pro forma as adjusted net tangible book value per share to existing stockholders would be $         per share and the dilution to new investors purchasing shares in this offering would be $         per share.

The table below summarizes as of             , 2021, on a pro forma as adjusted basis described above, the number of shares of our common stock, the total consideration, and the average price per share (i) paid to us by our existing stockholders and (ii) to be paid by new investors purchasing our common stock in this offering at an assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus), before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares purchased		Total consideration		Average price per share
	Number	Percent	Amount	Percent
Existing stockholders		%		%	$
New investors

Totals

Each $1.00 increase (decrease) in the assumed initial public offering price of $        per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the total consideration paid by new investors and total consideration paid by all stockholders by approximately $        million, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares of our common stock in full, our existing stockholders would own     % and our new investors would own     % of the total number of shares of our common stock outstanding upon completion of this offering. The total consideration paid by our existing stockholders would be approximately $         million, or     %, and the total consideration paid by our new investors would be $        million, or     %.

The foregoing calculations (other than the historical net tangible book value calculations) are based on              shares of common stock outstanding as of             , 2021 (after giving effect to the conversion of all of our outstanding convertible preferred stock as of             , 2021 into              shares of our common stock), and exclude the following shares as of             , 2021:

•	shares of our common stock issuable upon the exercise of options outstanding as of , 2021, with a weighted-average exercise price of $ per share;

•	shares of our common stock issuable upon the exercise of options granted subsequent to , 2021, with a weighted-average exercise price of $ per share;

•

            shares of common stock reserved for issuance under the 2021 Plan, which will become effective in connection with the completion of this offering as well as any automatic increases in the number of shares of our common stock reserved for future issuance under the 2021 Plan;

•	shares of common stock available for future issuance under the 2012 Plan; and

•

            shares of our common stock reserved for future issuance under the ESPP which will become effective in connection with the completion of this offering, as well as any shares of common stock that may be issued pursuant to provisions in our ESPP that automatically increase the number of shares of our common stock reserved under the ESPP.

Selected consolidated financial data

The following selected consolidated statements of operations data for the fiscal years 2019 and 2020 and the consolidated balance sheet data as of June 30, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. We derived the consolidated statements of operations data for the six months ended December 31, 2019 and 2020, and the consolidated balance sheet data as of December 31, 2020, from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements include all adjustments, consisting of normal recurring adjustments, which we consider necessary for a fair presentation of the financial position and the results of operations for these periods. You should read the following selected consolidated financial data below in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year ended June 30,		Six months ended December 31,
	2019 (As adjusted)*	2020 (As adjusted)*	2019	2020
	(in thousands, except share and per share data)

Consolidated statements of operations:

Revenues
SaaS and support	$73,997	$114,125	$53,369	$67,756
Subscription license	48,939	48,427	24,269	19,746

Total recurring revenues	122,936	162,552	77,638	87,502
Professional services	20,287	24,300	12,973	10,226

Total revenues	143,223	186,852	90,611	97,728

Cost of revenues
SaaS and support	23,170	37,677	17,767	19,155

Total cost of recurring revenues	23,170	37,677	17,767	19,155
Professional services	21,723	32,847	16,647	15,255
Restructuring	—	765	—	—

Total cost of revenues(1)	44,893	71,289	34,414	34,410

Gross profit	98,330	115,563	56,197	63,318

Operating expenses:
Research and development(1)	28,826	42,090	20,857	24,100
Sales and marketing(1)	44,889	58,898	30,096	30,810
General and administrative(1)(2)	28,718	28,491	15,153	17,581
Restructuring	—	2,894	—	—

Total operating expenses	102,433	132,373	66,106	72,491

Operating loss	(4,103)	(16,810)	(9,909)	(9,173)
Interest expense	(19,944)	(27,856)	(13,842)	(12,674)
Other income (expense), net	(898)	(896)	5	1,375

Net loss before income taxes	$(24,945)	$(45,562)	$(23,746)	$(20,472)
Income tax benefit (expense)	7,806	(353)	(115)	(265)

Net loss	$(17,139)	$(45,915)	$(23,861)	$(20,737)

Less: cumulative dividends allocated to preferred shareholders	(12,044)	(14,048)	(6,730)	(7,700)

	Year ended June 30,		Six months ended December 31,
	2019 (As adjusted)*	2020 (As adjusted)*	2019	2020
	(in thousands, except share and per share data)
Net loss attributable to common stockholders	$(29,183)	$(59,963)	$(30,591)	$(28,437)

Net loss per share attributable to common stockholders, basic and diluted(3)	$(1.25)	$(2.49)	$(1.27)	$(1.05)

Weighted-average shares used to compute net loss per share attributable to common stockholders, basic and diluted(3)	23,338,800	24,109,146	24,061,546	27,023,830

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(3)

Weighted-average number of shares used to compute pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(3)

*	As adjusted to reflect the impact of the full retrospective adoption of Topic 606. See Note 2 to our consolidated financial statements for a summary of adjustments.

(1)	Includes stock-based compensation as follows:

	Year ended June 30,		Six months ended December 31,
	2019	2020	2019	2020
			(in thousands)

Cost of revenues:
Cost of SaaS and support	$76	$203	$177	$122
Cost of professional services	117	439	295	441
Research and development	560	1,145	697	2,078
Sales and marketing	592	1,037	633	2,831
General and administrative	1,576	1,315	544	3,859

Total stock-based compensation	$2,921	$4,139	$2,346	$9,331

(2)	Includes acquisition-related transaction costs of $3.4 million for fiscal year 2019.

(3)	See Note 2 to our consolidated financial statements for an explanation of the calculations of our basic net loss per share attributable to common stockholders. The unaudited pro forma net loss per share attributable to common stockholders for the six months ended December 31, 2020 was computed using the weighted-average number of shares of common stock outstanding, including the pro forma effect of the conversion of all outstanding shares of convertible preferred stock into shares of common stock, as if such conversion had occurred at the beginning of the period, or their issuance dates, if later.

Consolidated balance sheet data:

	As of June 30		As of December 31
	2019	2020	2020
		(in thousands)
Cash and cash equivalents	$21,501	$42,052	$63,590
Restricted cash	1,117	1,107	1,714
Total assets	366,236	377,012	403,751
Debt, net	268,320	279,458	275,030
Total liabilities	365,191	403,528	406,722
Convertible preferred stock	127,692	144,148	144,148
Total stockholders’ deficit	(126,647)	(170,664)	(147,119)

Non-GAAP financial measures

Non-GAAP gross profit

We define Non-GAAP gross profit as GAAP gross profit before the portion related to cost of revenues of: stock-based compensation expense, amortization of intangible assets, and certain restructuring costs. We believe Non-GAAP gross profit provides investors and other users of our financial information consistency and comparability with our past financial performance and facilitates period-to-period comparisons of gross profit.

The following table provides a reconciliation of gross profit to non-GAAP gross profit (in thousands):

	Year ended June 30,		Six months ended December 31,
	2019	2020	2019	2020
Gross profit	$98,330	$115,563	$56,197	$63,318

Adjusted to exclude the following (as related to cost of revenues):
Stock-based compensation	193	642	472	563
Amortization of intangible assets	5,282	7,371	3,685	3,433
Restructuring costs	—	765	—	—

Non-GAAP gross profit	$103,805	$124,341	$60,354	$67,314

Non-GAAP recurring gross profit

We define Non-GAAP recurring gross profit as GAAP total recurring revenues less GAAP total cost of recurring revenues adjusted for the portion of cost related to stock-based compensation and amortization of intangible assets. We believe Non-GAAP recurring gross profit provides investors and other users of our financial information consistency and comparability with our past financial performance and facilitates period-to-period comparisons of recurring gross profit as management is focused on increasing sales associated with our recurring revenue stream.

The following table provides a reconciliation of recurring gross profit to non-GAAP recurring gross profit (in thousands):

	Year ended June 30,		Six months ended December 31,
	2019	2020	2019	2020
Total recurring revenues	$122,936	$162,552	$77,638	$87,502
Total cost of recurring revenues	23,170	37,677	17,767	19,155

Recurring gross profit	99,766	124,875	59,871	68,347

Adjusted to exclude the following (as related to recurring cost of revenues)
Stock-based compensation	76	203	177	122
Amortization of intangible assets	5,282	7,371	3,685	3,433

Non-GAAP recurring gross profit	$105,124	$132,449	$63,733	$71,902

Non-GAAP operating profit

We define Non-GAAP operating profit as GAAP operating loss excluding stock-based compensation expense, amortization of intangible assets, and certain one-time expenses. We believe Non-GAAP operating profit provides investors and other users of our financial information consistency and comparability with our past financial performance and facilitates period-to-period comparisons of operating loss.

The following table provides a reconciliation of operating loss to non-GAAP operating profit (in thousands):

	Year ended June 30,		Six months ended December 31,
	2019	2020	2019	2020
Operating loss	$(4,103)	$(16,810)	$(9,909)	$(9,173)

Adjusted to exclude the following (including the portion related to cost of revenues):
Stock-based compensation	2,921	4,139	2,346	9,331
Amortization of intangible assets	8,383	11,339	5,669	5,417
Acquisition-related transaction costs	3,395	—	—	—
Restructuring costs	—	3,659	—	—

Non-GAAP operating profit (loss)	$10,596	$2,327	$(1,894)	$5,575

Management’s discussion and analysis of financial condition and results of operations

The following discussion and analysis of our financial condition and results of operations should be read together with our audited consolidated financial statements and related notes and other financial information included in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in the section titled “Risk Factors.” Our historical results are not necessarily indicative of the results that may be expected for any period in the future. Unless otherwise noted, any reference to a year preceded by the word “fiscal” refers to the fiscal year ended June 30 of that year.

Overview

Intapp is a leading provider of industry-specific, cloud-based software solutions for the professional and financial services industry globally. We empower the world’s premier private capital, investment banking, legal, accounting, and consulting firms with the technology they need to meet rapidly changing client, investor, and regulatory requirements, deliver the right insights to the right professionals, and operate more competitively.

Our Intapp Platform is purpose-built to modernize these firms. The platform facilitates greater team collaboration, digitizes complex workflows to optimize deal and engagement execution, and leverages proprietary AI to help nurture relationships and originate new business. By better connecting their most important assets—people, processes, and data—our platform helps firms increase client fees and investment returns, operate more efficiently, and better manage risk and compliance.

Intapp was founded in 2000 originally to solve the challenges of integrating and managing key data for professionals, primarily serving the legal market. We have subsequently grown our business organically and through acquisitions to serve a broad set of professional and financial services firms in the United States and abroad, including investment banks, and private capital, legal, accounting and consulting firms. To serve this industry, we have built a complete end-to-end software platform which includes multiple applications and solutions.

We generate revenues primarily from software subscriptions, typically with one-year or multi-year contract terms. We sell our software through a direct enterprise sales model, which targets clients based on end market, geography, firm size, and business need. Historically, most of our clients hosted our software on-premises. However, as we saw the potential for the cloud to impact the professional and financial services industry, we invested in developing a multi-tenant cloud version of our platform and launched our initial software-as-a-service (“SaaS”) solutions in 2017. We recognize revenues from SaaS subscriptions ratably over the term of the contract, while we recognize revenues from the license component of on-premises subscriptions upfront and the support component of such subscriptions ratably over the support term. We generally price our subscriptions based on the modules deployed as well as the number of users adopting our solution.

As of December 31, 2020, SaaS subscriptions made up 47% of our ARR, and we expect substantially all of our new ARR growth in the future to be from the sale of SaaS subscriptions. As of June 30, 2019 and 2020, cloud ARR totaled $47.3 million and $74.1 million, respectively, an increase of 57% year-on-year. As of December 31, 2019 and 2020, cloud ARR totaled $58.7 million and $88.9 million, respectively, an increase of 52% year-on-year. ARR represents the annualized recurring value of the current portion of all active SaaS and on-premises subscription contracts at the end of a reporting period. Contracts with a term other than one year are annualized by taking the committed contract value for the current period divided by number of days in that period then multiplying by 365.

We generate a majority of our non-recurring revenues from professional services. Our clients utilize these services to configure and implement one or more modules of the Intapp Platform,

integrate those modules with the existing platform and with other core systems in their IT environment, upgrade their existing deployment, and provide training for their employees. Other professional services include strategic consulting and advisory work, which are generally provided on a standalone basis.

As of December 31, 2020, we had over 1,500 clients. Our business has grown historically through a combination of expanding within our existing client base—including selling new solutions and adding additional users—and by acquiring new clients in existing and new segments and geographies. With our scalable, modular cloud platform, we believe we are well positioned to continue our growth through the adoption of cloud-based solutions by professional and financial services firms.

Our total revenues for fiscal years 2019 and 2020 were $143.2 million and $186.9 million, respectively. Net losses attributable to us for fiscal years 2019 and 2020 were $17.1 million and $45.9 million, respectively.

Our total revenues for the six months ended December 31, 2019 and 2020 were $90.6 million and $97.7 million, respectively. Net losses attributable to us for the six months ended December 31, 2019 and 2020 were $23.9 million and $20.7 million, respectively.

Factors affecting our performance

Market adoption of our cloud platform.    Our future growth depends on our ability to win new professional and financial services clients and expand within our existing client base, primarily through the continued acceptance of our cloud business. Our cloud business has historically grown faster than our overall business, and represents an increasing proportion of our ARR. We must demonstrate to new and existing clients the benefits of selecting our cloud platform, and support those deployments once live with reliable and secure service. From a sales perspective, our ability to add new clients and expand within existing accounts depends upon a number of factors, including the quality and effectiveness of our sales personnel and marketing efforts, and our ability to convince key decision makers within professional and financial services firms to embrace the Intapp Platform over point solutions, internally developed solutions, and horizontal solutions.

Long-term ARR expansion.    A key element of our growth strategy is expanding within our existing client base. We typically land new clients by selling an application suite or capability to address a desired business outcome. From there, we seek to grow with the client, encouraging them to adopt our end-to-end platform capabilities across more of their organization until they reach full adoption of our platform.

We believe the historical ARR expansion within our existing client base illustrates our success in executing our land and expand strategy over the long term. To measure ARR expansion, we categorize clients by the year in which they first contracted for any of our platform modules, which we call an annual cohort. For each annual cohort, we measure the cohort’s aggregate ARR for our most recently completed fiscal year and divide it by the cohort’s aggregate ARR at the end of the previously completed fiscal year. We refer to the resulting quotient as ARR expansion.

The graphic below illustrates our ARR expansion for annual cohorts beginning in fiscal year 2014, including clients acquired through certain business acquisitions on a pro forma basis. Each individual annual cohort is not necessarily predictive of other or future annual cohorts.

We measure our ability to grow and retain ARR from existing clients using a metric we refer to as net revenue retention. We calculate this by starting with the ARR from the cohort of all clients as of the twelve months prior to the applicable fiscal period, or prior period ARR. We then calculate the ARR from these same clients as of the current fiscal period, or current period ARR. We then divide the current period ARR by the prior period ARR to calculate the net revenue retention.

This metric accounts for changes in our recurring revenue base from capability increases or decreases, seat increases or decreases, price increases or decreases, and client attrition. We have averaged a net revenue retention rate of over 110% for fiscal years 2019 and 2020 due to a low level of client attrition and steady increase in client adoption of our platform’s capabilities. However, if our clients do not continue to see the ability of our platform to generate return on investment relative to other software alternatives, net revenue retention could suffer and our operating results may be adversely affected.

Continued investment in innovation and growth.    We have made substantial investments in research and development and sales and marketing to achieve a leadership position in our market and grow our revenues and client base. We intend to continue to invest in research and development to build new capabilities and maintain the core technology underpinning our differentiated platform. In addition, we expect to increase investment in sales and marketing to broaden our reach with new clients in the United States and abroad and deepen our penetration with existing clients. We are in the process of increasing our general and administrative spending to support our growing operations and prepare for operating as a public company. With our revenue growth objectives, we expect to continue to make such investments for the foreseeable future.

To complement our organic growth engine, we continue to evaluate acquisition opportunities that will help us extend our platform, broaden and deepen our market leadership, and add new clients, and we have a track record of successfully identifying and integrating complementary businesses within the professional and financial services industry.

COVID-19 effects on demand for our platform.    In light of the onset of COVID-19 in the third quarter of fiscal year 2020, we experienced lower demand and longer sales cycles from some of our clients than we would have anticipated going into the second half of fiscal year 2020. Over recent months, we have seen demand for our platform solutions begin to recover. However, given the ongoing nature of the COVID-19 pandemic and the risks it poses for business operations and demand for services across all sectors, there is no guarantee with respect to the timing or magnitude of demand recovery in the economy, or in the industry sectors that we serve, which may adversely impact our operating results.

Key business metrics

We review a number of operating and financial metrics, including the following key metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions.

Annual recurring revenues (“ARR”)

ARR represents the annualized recurring value of all active SaaS and on-premises subscription contracts at the end of a reporting period. Contracts with a term other than one year are annualized by taking the committed contract value for the current period divided by number of days in that period then multiplying by 365. As a metric, ARR mitigates fluctuations in revenue recognition due to certain factors, including contract term and the sales mix of SaaS contracts and subscription licenses. ARR does not have any standardized meaning and may not be comparable to similarly titled measures presented by other companies. ARR should be viewed independently of revenues and deferred revenues and is not intended to be combined with or to replace either of those elements of our financial statements. ARR is not a forecast and the active contracts at the end of a reporting period used in calculating ARR may or may not be extended or renewed by our clients.

ARR was $143.4 million and $172.6 million as of June 30, 2019 and 2020, respectively, an increase of 20%. ARR was $157.7 million and $189.4 million as of December 31, 2019 and 2020, respectively, an increase of 20%.

Cloud ARR

Cloud ARR is the portion of our ARR which represents the annualized recurring value of our active SaaS contracts. We believe Cloud ARR provides important information about our ability to sell new SaaS subscriptions to existing clients and to acquire new SaaS clients.

Cloud ARR was $47.3 million and $74.1 million as of June 30, 2019 and 2020, and represented 33% and 43% of ARR for fiscal years 2019 and 2020, respectively. Cloud ARR was $58.7 million and $88.9 million as of December 31, 2019 and 2020, respectively, and represented 37% and 47% of ARR, respectively.

Number of clients

We believe our ability to increase the number of clients on our platform is a key indicator of the growth of our business and our future business opportunities. We define a client at the end of any reporting period as an entity with at least one active subscription as of the measurement date. As of December 31, 2020, we had over 1,500 clients.

Our client base includes some of the largest and most reputable professional and financial services firms globally. These clients have the financial and operating resources needed to purchase, deploy, and successfully use the full capabilities of our software platform, and as such, we believe the number of our clients with contracts greater than $100,000 of ARR is an important metric for highlighting our progress on the path to full adoption of our platform by our professional and financial services clients. As of December 31, 2019 and 2020, we had over 325 and 375 clients, respectively, with contracts greater than $100,000 of ARR.

Non-GAAP financial measures

Non-GAAP gross profit

We define Non-GAAP gross profit as GAAP gross profit before the portion related to cost of revenues of stock-based compensation expense, amortization of intangible assets, and certain restructuring costs. We believe Non-GAAP gross profit provides investors and other users of our financial information consistency and comparability with our past financial performance and facilitates period-to-period comparisons of gross profit.

The following table provides a reconciliation of gross profit to non-GAAP gross profit (in thousands):

	Year ended June 30,		Six months ended December 31,
	2019*	2020*	2019	2020
Gross profit*	$98,330	$115,563	$56,197	$63,318

Adjusted to exclude the following (as related to cost of revenues):
Stock-based compensation	193	642	472	563
Amortization of intangible assets	5,282	7,371	3,685	3,433
Restructuring costs	—	765	—	—

Non-GAAP gross profit	$103,805	$124,341	$60,354	$67,314

*	As adjusted to reflect the impact of the full retrospective adoption of Topic 606. See Note 2 to our consolidated financial statements for a summary of adjustments.

Non-GAAP recurring gross profit

We define Non-GAAP recurring gross profit as GAAP total recurring revenues less GAAP total cost of recurring revenues adjusted for the portion of cost related to stock-based compensation expense and amortization of intangible assets. We believe Non-GAAP recurring gross profit provides investors and other users of our financial information consistency and comparability with our past financial performance and facilitates period-to-period comparisons of recurring gross profit as management is focused on increasing sales associated with our recurring revenue stream.

The following table provides a reconciliation of recurring gross profit to non-GAAP recurring gross profit (in thousands):

	Year ended June 30,		Six months ended December 31,
	2019*	2020*	2019	2020
Total recurring revenues*	$122,936	$162,552	$77,638	$87,502
Total cost of recurring revenues	23,170	37,677	17,767	19,155

Recurring gross profit*	99,766	124,875	59,871	68,347

Adjusted to exclude the following (as related to recurring cost of revenues)
Stock-based compensation	76	203	177	122
Amortization of intangible assets	5,282	7,371	3,685	3,433

Non-GAAP recurring gross profit	$105,124	$132,449	$63,733	$71,902

*	As adjusted to reflect the impact of the full retrospective adoption of Topic 606. See Note 2 to our consolidated financial statements for a summary of adjustments.

Non-GAAP operating profit

We define Non-GAAP operating profit as GAAP operating loss excluding stock-based compensation expense, amortization of intangible assets, certain acquisition-related transaction costs and restructuring costs. We believe Non-GAAP operating profit provides investors and other users of our financial information consistency and comparability with our past financial performance and facilitates period-to-period comparisons of GAAP operating loss.

The following table provides a reconciliation of GAAP operating loss to non-GAAP operating profit (in thousands):

	Year ended June 30,		Six months ended December 31,
	2019*	2020*	2019	2020
Operating loss*	$(4,103)	$(16,810)	$(9,909)	$(9,173)

Adjusted to exclude the following (including the portion related to cost of revenues):
Stock-based compensation	2,921	4,139	2,346	9,331
Amortization of intangible assets	8,383	11,339	5,669	5,417
Acquisition-related transaction costs	3,395	—	—	—
Restructuring costs	—	3,659	—	—

Non-GAAP operating profit (loss)	$10,596	$2,327	$(1,894)	$5,575

*	As adjusted to reflect the impact of the full retrospective adoption of Topic 606. See Note 2 to our consolidated financial statements for a summary of adjustments.

Components of our results of operations

Revenues

We generate recurring revenues from the sale of our SaaS solutions, subscriptions to our term software applications, and from providing support for those applications. We generate non-recurring revenues primarily by delivering professional services for the configuration, implementation and upgrade of our solutions. Our recurring revenues accounted for 86% and 87% of our total revenues during fiscal years 2019 and 2020. For the six months ended December 31, 2019 and 2020, recurring revenues accounted for 86% and 90% of our total revenues, respectively.

SaaS and support

We recognize revenues from our SaaS solutions ratably over the term of the contract beginning once the SaaS environment is provisioned and made available to clients. The initial term of our SaaS contracts is generally one to three years in duration.

Support revenues consist of non-cancelable support which is included with our subscription licenses and entitles clients to receive technical support and software updates, on a when and if available basis. We recognize revenues for support ratably over the term of the support contract which corresponds to the underlying subscription license agreement. We expect to continue to generate a relatively consistent stream of revenues from support services we provide to our existing subscription license clients. However, over time as we focus on new sales of our SaaS solutions and encourage existing subscription license clients to migrate to SaaS solutions, we expect revenues from support to decrease as a percentage of total revenues.

Subscription license

Our subscription licenses provide the client with the right to functional intellectual property and are distinct performance obligations as the client can benefit from the subscription licenses on their own. The transaction price allocated to subscription license arrangements is recognized as revenues at a point in time when control is transferred to the client, which generally occurs at the time of delivery. Subscription license fees are generally payable in advance on an annual basis over the term of the license arrangement, which is typically noncancelable.

Professional services

Our professional services primarily consist of implementation, configuration and upgrade services provided to clients. The majority of professional services engagements are billed to clients on a time and materials basis and revenues are recognized as invoiced. We expect the demand for our professional services to increase due to client growth and the need for implementation, upgrade, and migration services for new and existing clients. This demand will be affected by the mix of professional services that are provided by us versus provided by our third-party implementation partners. Our professional services are currently loss making (after allocated overhead for facilities and IT) and accounted for 14% and 13% of our total revenues during fiscal years 2019 and 2020, respectively. For the six months ended December 31, 2019 and 2020, professional services accounted for 14% and 10% of our total revenues, respectively.

Cost of revenues

Our cost of revenues consists primarily of expenses related to providing SaaS subscription, support and professional services to our clients, including personnel costs (salaries, bonuses, benefits, and stock-based compensation) and related expenses for client support and services personnel, as well as cloud infrastructure costs, third-party expenses, depreciation of fixed assets, amortization of capitalized internal-use software costs and acquired intangible assets, and allocated overhead. We do not have any cost of revenues related to our subscription licenses. We recognized expenses in fiscal year 2020 related to our April 2020 restructuring plan for the organizational integration of the DealCloud acquisition and some COVID-related headcount reductions that impacted our cost of revenues. We expect our cost of revenues to increase in absolute dollars as we expand our SaaS client base over time as this will result in increased cloud infrastructure costs and increased costs for additional personnel to provide technical support services to our growing client base.

Cost of SaaS and support

Our cost of SaaS and support revenues comprises the direct costs to deliver and support our products, including salaries, bonus, benefits, stock-based compensation, as well as allocated overhead for facilities and IT, third-party hosting fees related to cloud services, amortization of capitalized internal-use software costs and amortization of acquired intangible assets.

Cost of professional services

Our cost of professional services revenues comprises the personnel-related expenses for our professional services employees and contractors responsible for delivering implementation, upgrade and migration services to our clients. This includes salaries, benefits, stock-based compensation, and allocated overhead for facilities and IT. We expect the cost of professional services revenues to increase in absolute dollars as we continue to hire personnel to provide implementation, upgrade and migration services to our growing client base.

Operating expenses

Research and development expense

Our research and development expenses comprise costs associated with the development of our software products for sale. The major components of research and development costs include salaries and employee benefits, costs of third-party services, and allocations of various overhead and occupancy costs. We expect our research and development expenses to continue to increase in absolute dollars for the foreseeable future as we continue to dedicate substantial internal resources to develop, improve and expand the functionality of our solutions.

Sales and marketing expense

Our sales and marketing expenses consist primarily of costs incurred for personnel-related expenses for our sales and marketing employees as well as commission payments to our sales employees, costs of marketing events and online advertising, allocations of various overhead and occupancy costs and travel and entertainment expenses. We capitalize client acquisition costs (principally commissions paid to sales personnel) and subsequently amortize these costs over the expected period of benefit. We expect our marketing expenses to decrease in absolute dollars in the short term as we decreased our marketing headcount and slowed down on marketing spend in response to the COVID-19 pandemic. However, we expect in the long-term we will see an increase of our sales and marketing expense as we continue to expand our direct sales force to capitalize on opportunities for growth and resume in-person conferences and attendance at trade shows once the COVID-19 pandemic has been brought under control.

General and administrative expense

Our general and administrative expenses consist primarily of personnel-related expenses as well as professional services and facilities costs related to our executive, finance, human resources, information technology and legal functions. Following the completion of this offering, we expect to incur significant additional accounting and legal costs related to compliance with rules and regulations enacted by the SEC, including the additional costs of achieving and maintaining compliance with the Sarbanes-Oxley Act, as well as additional insurance, investor relations and other costs associated with being a public company.

Restructuring

Restructuring expenses relate to our April 2020 restructuring plan for the organizational integration of the DealCloud acquisition and some COVID-related headcount reductions across all functions. These charges have been classified in cost of revenues or operating expenses according to the nature of the expenses.

Interest expense

Interest expense, net primarily consists of the interest on our debt. We expect interest expense to vary each reporting period depending on the amount of outstanding debt and prevailing interest rates.

Other income (expense), net

Other income (expense), net consists primarily of realized and unrealized foreign exchange gains and losses resulting from fluctuations in foreign exchange rates on receivables and payables denominated in currencies other than the U.S. dollar.

Income tax benefit (expense)

Our income tax provision consists of an estimate of federal, state, and foreign income taxes based on enacted federal, state, and foreign tax rates, as adjusted for allowable credits, deductions, uncertain tax positions, changes in the valuation of our deferred tax assets and liabilities, and changes in tax laws. We maintain a full valuation allowance on our federal and state deferred tax assets as we have concluded that it is not more likely than not that the deferred tax assets will be realized.

Results of operations

The following tables set forth our results of operations for the periods presented, expressed in total dollar terms and as a percentage of total revenues (percentages may not add up due to rounding):

	Year ended June 30,				Six months ended December 31,
	2019 As adjusted*		2020 As adjusted*		2019		2020
					(in thousands, except for percentages)

Revenues:
SaaS and support	$73,997	52%	$114,125	61%	$53,369	59%	$67,756	69%
Subscription license	48,939	34	48,427	26	24,269	27	19,746	20

Total recurring revenues	122,936	86	162,552	87	77,638	86	87,502	90
Professional services	20,287	14	24,300	13	12,973	14	10,226	10

Total revenues	143,223	100	186,852	100	90,611	100	97,728	100

Cost of revenues:
SaaS and support	23,170	16	37,677	20	17,767	20	19,155	20

Total cost of recurring revenues	23,170	16	37,677	20	17,767	20	19,155	20
Professional services	21,723	15	32,847	18	16,647	18	15,255	16
Restructuring	—	—	765	—	—	—	—	—

Total cost of revenues	44,893	31	71,289	38	34,414	38	34,410	35

Gross profit	98,330	69	115,563	62	56,197	62	63,318	65

Operating expenses:
Research and development	28,826	20	42,090	23	20,857	23	24,100	25
Sales and marketing	44,889	31	58,898	32	30,096	33	30,810	32
General and administrative(1)	28,718	20	28,491	15	15,153	17	17,581	18
Restructuring	—	—	2,894	2	—	—	—	—

Total operating expenses	102,433	72	132,373	71	66,106	73	72,491	74

Operating loss	(4,103)	(3)	(16,810)	(9)	(9,909)	(11)	(9,173)	(9)
Interest expense	(19,944)	(14)	(27,856)	(15)	(13,842)	(15)	(12,674)	(13)
Other income (expense), net	(898)	(1)	(896)	—	5	—	1,375	1

Net loss before income taxes	(24,945)	(17)	(45,562)	(24)	(23,746)	(26)	(20,472)	(21)
Income tax benefit (expense)	7,806	5	(353)	—	(115)	—	(265)	—

Net loss	$(17,139)	(12)%	$(45,915)	(25)%	$(23,861)	(26)%	$(20,737)	(21)%

*	As adjusted to reflect the impact of the full retrospective adoption of Topic 606. See Note 2 to our consolidated financial statements for a summary of adjustments.

(1)	Includes acquisition-related transaction costs of $3.4 million for fiscal year 2019.

Six months ended December 31, 2019 and 2020

Revenues

	Six months ended December 31,		Change
	2019	2020	$	%
	(in thousands, except for percentages)

Revenues:
SaaS and support	$53,369	$67,756	$14,387	27%
Subscription license	24,269	19,746	(4,523)	(19)%

Total recurring revenues	77,638	87,502	9,864	13%
Professional services	12,973	10,226	(2,747)	(21)%

Total revenues	$90,611	$97,728	$7,117	8%

Recurring revenues

Recurring revenues from the sale of our SaaS solutions, from subscriptions to our term software solutions, and from providing support for these solutions increased by $9.9 million, or 13%, compared to the prior year.

Our SaaS and support revenues grew $14.4 million, or 27%, during the six months ended December 31, 2020 compared to the prior period principally due to revenues from renewals of initial SaaS subscriptions and subscription license support sold to new and existing clients in fiscal year 2020, and revenues from initial sales to new and existing clients in the first half of fiscal year 2021.

Subscription license revenues decreased $4.5 million, or 19%, during the six months ended December 31, 2020 compared to the prior period primarily due to fewer multi-year deals which originated or renewed in the six months ended December 31, 2020 compared to the prior period. We anticipate subscription license revenues as a percentage of our total revenues may vary quarter to quarter and will continue to decrease as we continue to emphasize the sale of SaaS solutions to our clients.

Professional services

Professional services revenues decreased by $2.7 million, or 21%, during the six months ended December 31, 2020 compared to the prior period. The decrease was primarily due to the impact of COVID-19 which caused a slow-down in new sales and demand for associated implementation services, as well as a reduction in demand for upgrade and migration services.

Cost of revenues and gross profit

	Six months ended December 31,		Change
	2019	2020	$	%
	(in thousands, except for percentages)

Cost of revenues:
SaaS and support	$17,767	$19,155	$1,388	8%

Total cost of recurring revenues	17,767	19,155	1,388	8%
Professional services	16,647	15,255	(1,392)	(8)%

Total cost of revenues	$34,414	$34,410	$(4)	—%

Gross profit
SaaS and support	$35,602	$48,601	$12,999	37%
Subscription license	24,269	19,746	(4,523)	(19)%

Total gross profit—recurring revenues	$59,871	$68,347	$8,476	14%
Professional services	(3,674)	(5,029)	(1,355)	37%

Gross profit	$56,197	$63,318	$7,121	13%

Cost of SaaS and support

Cost of SaaS and support revenues increased by $1.4 million, or 8%, for the six months ended December 31, 2020 compared to the prior period. The increase can be attributed primarily to an increase in royalty expenses associated with third-party products in our software offerings.

Cost of professional services

Cost of professional services revenues decreased by $1.4 million, or 8%, for the six months ended December 31, 2020 compared to the prior period. The decrease was primarily driven by a decrease of $1.3 million in travel related costs due to the impact of COVID-19.

Gross profit

Our gross profit increased by $7.1 million, or 13%, driven by the growth in our SaaS and support revenues together with cost savings due to reduced travel related costs as a result of the COVID-19 pandemic, which was offset by a reduction in subscription license and professional services revenues and an increase in royalty expenses.

Operating expenses

	Six months ended December 31,		Change
	2019*	2020	$	%
	(in thousands, except for percentages)

Operating expenses:
Research and development	$20,857	$24,100	$3,243	16%
Sales and marketing	30,096	30,810	714	2%
General and administrative	15,153	17,581	2,428	16%

Total operating expenses	$66,106	$72,491	$6,385	10%

Research and development expense

Research and development expense increased by $3.2 million, or 16%, for the six months ended December 31, 2020 compared to the prior period. The increase was driven primarily by an increase of $3.4 million in payroll and related costs, including $1.4 million of stock-based compensation, as a result of increased headcount and equity awards and an increase of $0.8 million in costs for consultants and contractors used to support the development of our products. These increases were partially offset by a decrease of $0.9 million in costs associated with travel and entertainment, recruiting and company events due to reduced travel and other cost savings from prolonged work-from-home policies caused by the COVID-19 pandemic.

Sales and marketing expense

Sales and marketing expense increased by $0.7 million, or 2%, for the six months ended December 31, 2020 compared to the prior period. The increase was primarily driven by an increase of $4.3 million in payroll and related costs, including $1.4 million in commissions and $2.2 million of stock-based compensation, as a result of increased headcount, sales growth and equity grants. The increase was partially offset by a decrease in travel and entertainment of $2.4 million, marketing and sales of $0.7 million and company events of $0.5 million as we cancelled all in-person marketing and sales events in early 2020 in response to the COVID-19 pandemic.

General and administrative expense

General and administrative expense increased by $2.4 million, or 16%, for the six months ended December 31, 2020 compared to the prior period. The increase was primarily driven by an increase in stock-based compensation of $3.3 million due to equity grants and an increase in costs for consultants and professional services of $1.0 million as we prepared to become a public company. These increases were partially offset by a $0.9 million decrease in payroll and related costs largely due to timing of filling headcount replacements and new hires and a $0.5 million decrease in travel and entertainment and company event related expenses as a result of reduced travel due to COVID-19.

Interest expense

	Six months ended December 31,		Change
	2019	2020	$	%
	(in thousands, except for percentages)
Interest expense	$(13,842)	$(12,674)	$1,168	(8)%

Interest expense decreased by $1.2 million for the six months ended December 31, 2020 compared to the prior period. The reduction was primarily driven by a decrease in the variable interest rate on our debt.

Other income, net

	Six months ended December 31,		Change
	2019	2020	$	%
	(in thousands, except for percentages)
Other income, net	$5	$1,375	$1,370	27,400%

The increase in other income for the six months ended December 31, 2020 was primarily attributable to unrealized foreign exchange gains arising on our cash and accounts receivable balances denominated in British Pounds.

Years ended June 30, 2019 and 2020

Revenues

	Year ended June 30,		Change
	2019	2020	$	%
	(in thousands, except for percentages)

Revenues:
SaaS and support	$73,997	$114,125	$40,128	54%
Subscription license	48,939	48,427	(512)	(1)%

Total recurring revenues	122,936	162,552	39,616	32%
Professional services	20,287	24,300	4,013	20%

Total revenues	143,223	186,852	$43,629	30%

Recurring revenues

Recurring revenues from the sale of our SaaS solutions, from subscriptions to our term software solutions, and from providing support for these solutions increased by $39.6 million, or 32%, compared to the prior year.

Our SaaS and support revenues, which grew $40.1 million, or 54%, in fiscal year 2020 compared to fiscal year 2019. This increase was principally due to the full year of revenues recognized from initial SaaS subscription and support services sold to new and existing clients in fiscal year 2019 and from renewals of such services in fiscal year 2020, the full year of revenues from the three fiscal year 2019 acquisitions, DealCloud, gwabbit and OnePlace and revenues from initial sales to new and existing clients in fiscal year 2020.

Subscription license revenues decreased $0.5 million, or 1% in fiscal year 2020 compared to the prior year as we emphasized new sales of SaaS solutions to our clients. We anticipate that the percentage of subscription license revenues as a percentage of our total revenues will continue to decrease.

Professional services

Professional services revenues increased by $4.0 million, or 20%, for fiscal year 2020 compared to fiscal year 2019. The increase was primarily driven by an increase in implementation agreements as we performed implementation, upgrade and migration services to on-board new clients and expanded our offerings to our existing clients.

Cost of revenues and gross profit

	Year ended June 30,		Change
	2019	2020	$	%
	(in thousands, except for percentages)

Cost of revenues:
SaaS and support	$23,170	$37,677	$14,507	63%

Total cost of recurring revenues	23,170	37,677	14,507	63%
Professional services	21,723	32,847	11,124	51%
Restructuring	—	765	765	n/a

Total cost of revenues	$44,893	$71,289	$26,396	59%

Gross profit
SaaS and support	$50,827	$76,448	$25,621	50%
Subscription license	48,939	48,427	(512)	(1)%

Total gross profit—recurring revenues	$99,766	$124,875	$25,109	25%
Professional services (including restructuring of $0 and $765)	(1,436)	(9,312)	(7,876)	548%

Gross profit	$98,330	$115,563	$17,233	18%

Cost of SaaS and support

Cost of SaaS and support revenues increased by $14.5 million, or 63%, for fiscal year 2020 compared to fiscal year 2019. The increase can be attributed primarily to increases in headcount, hosting and facilities costs to support our growth as we scale our business. Specifically, our payroll-related costs increased by $5.1 million, our facility and technology costs increased by $4.8 million, and amortization of acquired technology and capitalized software increased by $2.7 million.

Cost of professional services

Cost of professional services revenues increased by $11.1 million, or 51%, for fiscal year 2020 compared to fiscal year 2019. The increase was primarily driven by an increase of $9.6 million in our personnel-related expenses for our professional services employees and consultants as we expanded our teams to provide implementation services to our growing client base.

Restructuring

Restructuring expense, which was primarily related to professional services, was $0.8 million in fiscal year 2020 as a result of a re-organization and restructuring plan undertaken by the management in April 2020 and consists of severance and employee benefit costs.

Gross profit

Our gross profit increased by $17.2 million, primarily due to growth in our recurring revenues, which was partially offset by an increase in professional services costs as we invested in implementation, upgrade and migration services to on-board new clients and to expand our subscription revenues within our existing client base, and additional SaaS and support costs due to increased investment in our cloud operations.

Operating expenses

	Year ended June 30,		Change
	2019	2020	$	%
		(in thousands)

Operating expenses:
Research and development	$28,826	$42,090	$13,264	46%
Sales and marketing	44,889	58,898	14,009	31%
General and administrative	28,718	28,491	(227)	(1)%
Restructuring	—	2,894	2,894	n/a

Total operating expenses	$102,433	$132,373	$29,940	29%

Research and development expense

Research and development expense increased by $13.3 million, or 46%, for fiscal year 2020 compared to fiscal year 2019. The increase was driven in part by an additional $6.1 million in payroll and related costs, including $0.6 million of stock-based compensation, as a result of increased headcount, along with an increase of $4.3 million in costs for consultants and contractors in order to support the development of our products and an increase of $2.2 million in the allocation of various overhead and occupancy costs to support our increased headcount.

Sales and marketing expense

Sales and marketing expenses increased by $14.0 million, or 31%, for fiscal year 2020 compared to fiscal year 2019. The increase was primarily driven by an additional $12.3 million in payroll and related costs, including $0.4 million of stock-based compensation, and an increase of $2.9 million in the allocation of various overhead and occupancy costs to support our increased headcount. Additionally, there was an increase of $0.8 million in amortization for our tradename and client relationships that we acquired as part of our acquisitions in fiscal year 2019. These increases were partially offset by a decrease of $2.5 million in marketing and sales expenses as we canceled all in-person marketing and sales events in early 2020 in response to the COVID-19 pandemic.

General and administrative expense

General and administrative expense decreased by $0.2 million, or 1%, for fiscal year 2020 compared to fiscal year 2019. While we had an increase in certain expenses to support the growth of our business, such as an increase of $3.9 million in payroll and related costs due to increased headcount, the increase was offset by a decrease in transaction costs of $3.1 million, and a decrease of $0.6 million in recruiting costs, a decrease of $0.3 million in travel and entertainment expenses and a decrease of $0.3 million in costs related to conferences and events which were related to cost reduction measures taken in response to the COVID-19 pandemic.

Restructuring

Restructuring expense was $2.9 million in fiscal year 2020 as a result of a re-organization and restructuring plan undertaken by the management in April 2020 and consists of severance and employee benefit costs.

Interest expense

	Year ended June 30,		Change
	2019	2020	$	%
		(in thousands)
Interest expense	$(19,944)	$(27,856)	$(7,912)	40%

Interest expense increased by $7.9 million for fiscal year 2020 compared to fiscal year 2019. The change was primarily driven by an increase in our term loan in May 2019, resulting in interest being paid on a higher balance for the entire fiscal year 2020 compared to only a partial period during fiscal year 2019. Additionally, we increased our borrowings on the credit facility during the twelve months ended June 30, 2020.

Income tax benefit (expense)

	Year ended June 30,		Change
	2019	2020	$	%
		(in thousands)
Income tax benefit (expense)	$7,806	$(353)	$(8,159)	(105)%

Income tax expense was $0.4 million for fiscal year 2020 compared to an income tax benefit of $7.8 million recorded during fiscal year 2019. Our income tax benefit during fiscal year 2019 was primarily attributable to a partial release of the valuation allowance against our deferred tax assets in the U.S. due to acquisitions that were completed during the year. The valuation allowance release was the result of net deferred tax liabilities originating from the acquisitions that were an available source of income to realize a portion of our deferred tax assets.

Quarterly results of operations

The following table sets forth our unaudited quarterly consolidated statements of operations data for each of the six quarters ended December 31, 2020. In management’s opinion, the data below have been prepared on the same basis as the audited consolidated financial statements included elsewhere in this prospectus, and reflect all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of these data. The results of historical periods are not necessarily indicative of the results to be expected for a full year or any future period. The following two tables present our unaudited quarterly consolidated statements of operations data first in dollars and then as a percentage of total revenues for the periods presented:

	Three months ended
	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020
	(in thousands)

Revenues
SaaS and support	$25,209	$28,160	$29,511	$31,245	$33,105	$34,651
Subscription license	12,614	11,655	12,987	11,171	9,996	9,750

Total recurring revenues	37,823	39,815	42,498	42,416	43,101	44,401
Professional services	6,637	6,336	6,195	5,132	5,042	5,184

Total revenues	44,460	46,151	48,693	47,548	48,143	49,585

Cost of revenues
SaaS and support	8,754	9,013	10,157	9,753	9,279	9,876

Total cost of recurring revenues	8,754	9,013	10,157	9,753	9,279	9,876
Professional services	7,669	8,978	8,795	7,405	7,704	7,551
Restructuring	—	—	—	765	—	—

Total cost of revenues	16,423	17,991	18,952	17,923	16,983	17,427

Gross profit	28,037	28,160	29,741	29,625	31,160	32,158

Operating expenses:
Research and development	9,926	10,931	11,786	9,447	11,954	12,146
Sales and marketing	14,504	15,592	15,827	12,975	15,338	15,472
General and administrative	7,396	7,757	7,888	5,450	8,144	9,437
Restructuring	—	—	—	2,894	—	—

Total operating expenses	31,826	34,280	35,501	30,766	35,436	37,055

Operating loss	(3,789)	(6,120)	(5,760)	(1,141)	(4,276)	(4,897)
Interest expense	(6,917)	(6,925)	(7,008)	(7,006)	(6,279)	(6,395)
Other income (expense), net	(599)	604	(832)	(69)	268	1,107

Net loss before income taxes	(11,305)	(12,441)	(13,600)	(8,216)	(10,287)	(10,185)
Income tax expense	(3)	(112)	(172)	(66)	(120)	(145)

Net loss	$(11,308)	$(12,553)	$(13,772)	$(8,282)	$(10,407)	$(10,330)

Quarterly trends as a percent of total revenues (percentages may not add up due to rounding):

	Three months ended
	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020
	(as a percent of total revenues)

Revenues
SaaS and support	57%	61%	61%	66%	69%	70%
Subscription license	28	25	27	23	21	20

Total recurring revenues	85	86	87	89	90	90
Professional services	15	14	13	11	10	10

Total revenues	100	100	100	100	100	100

Cost of revenues
SaaS and support	20	20	21	21	19	20

Total cost of recurring revenues	20	20	21	21	19	20
Professional services	17	19	18	16	16	15
Restructuring	—	—	—	2	—	—

Total cost of revenues	37	39	39	38	35	35

Gross profit	63	61	61	62	65	65
Operating expenses:
Research and development	22	24	24	20	25	24
Sales and marketing	33	34	33	27	32	31
General and administrative	17	17	16	11	17	19
Restructuring	—	—	—	6	—	—

Total operating expenses	72	74	73	65	74	75

Operating loss	(9)	(13)	(12)	(2)	(9)	(10)
Interest expense	(16)	(15)	(14)	(15)	(13)	(13)
Other income (expense) net	(1)	1	(2)	—	1	2

Net loss before income taxes	(25)	(27)	(28)	(17)	(21)	(21)
Income tax expense	—	—	—	—	—	—

Net loss	(25)%	(27)%	(28)%	(17)%	(22)%	(21)%

Quarterly trends in revenues

Our quarterly SaaS and support revenues increased sequentially for each period presented, primarily due to sales to new clients and additional orders and renewals placed by existing clients. We cannot assure you that this pattern of sequential growth in SaaS and support revenues will continue.

Sales of our subscription licenses are recognized at a point-in-time, generally upon delivery of the license, rather than over the license term, which causes our quarterly subscription license revenues to fluctuate depending on the timing of new sales and renewals of existing contracts. As we have emphasized sales of SaaS solutions to our clients, our quarterly subscription license revenues have generally decreased each quarter, except the third quarter of fiscal year 2020, when there was an increase caused largely by a number of multi-year deals contracted in that quarter. We anticipate that subscription license revenues will continue to decrease as we focus on sales of our SaaS solutions but may fluctuate quarter to quarter depending on the pattern of existing annual and multi-year contract renewals.

Our professional services revenues declined over the periods presented as a result of the timing and demand for implementation, upgrade, and migration services by our new and existing clients.

The proportion of our total revenues from SaaS and support increased over the six quarters presented as we continued to focus on new sales of our SaaS solutions and encouraged existing subscription license clients to migrate to SaaS solutions. Gross profit as a percentage of total revenues increased sequentially for each period presented since the second quarter of fiscal year 2020, as we experienced increased economies of scale as we grew.

Quarterly trends in cost of revenues

Our quarterly total cost of revenues increased sequentially from the first to third quarter of fiscal year 2020, primarily due to the increase in cost of SaaS and support as we invest in growing our client base and product offerings. We completed a re-organization and restructuring plan in the fourth quarter of fiscal year 2020 as well as some COVID-related headcount reductions which resulted in a restructuring charge of $0.8 million for severance and employee benefits. We also implemented cost reduction measures in response to the COVID-19 pandemic, including ceasing all travel and in-person events. The reduction in headcount as a result of the restructuring combined with the cost reduction measures resulted in decreased cost of revenues starting in the fourth quarter of fiscal year 2020.

Quarterly trends in operating expenses

Our quarterly total operating expenses, as well as quarterly research and development, sales and marketing and general and administrative expenses, increased sequentially during the first three quarters of fiscal year 2020, primarily due to increases in employee compensation-related costs driven by increase in headcount in each of these functions. In the fourth quarter of fiscal year 2020, we completed a restructuring plan for the organizational integration of the DealCloud acquisition and some COVID-related headcount reductions across all functions, and we cancelled all in-person meetings and events in response to the COVID-19 pandemic, resulting in a restructuring charge of $2.9 million and a decline in operating expense across all functions.

During the first and second quarters of fiscal year 2021, our quarterly total operating expenses increased across all functions primarily as a result of stock-based compensation expense associated with performance-based equity awards and an increase in salary costs due to annual salary raises and new hires. In addition, our general and administrative costs increased in the second quarter of fiscal year 2021 as we increased expenditure on consultants and incurred higher professional services fees as we prepared to become a public company.

Liquidity and capital resources

Sources of liquidity

As of December 31, 2020, we had cash, cash equivalents, and restricted cash of $65.3 million. To date, we have financed our operations primarily through collections from clients, borrowings under our credit facility and the issuance of convertible preferred and common stock. We generally bill and collect from our clients annually in advance. Our billings are subject to seasonality, with billings in the second and fourth quarters substantially higher than in the first and third quarters.

We expect that operating losses and negative cash flows from operations could continue in the future as we continue to invest in the growth of our business. We believe our existing cash and cash equivalents and restricted cash as of December 31, 2020 will be sufficient to meet our working capital and capital expenditure needs for at least the next twelve months.

Our future capital requirements will depend on many factors, including, but not limited to, our ability to grow our revenues and the timing and extent of investment across our organization necessary to support growth in our business. In addition, we may, in the future enter into arrangements to acquire or invest in complementary businesses or technologies. We may need to seek additional equity or debt financing in order to meet these future capital requirements. If we are unable to raise additional capital when desired, or on terms that are acceptable to us, our business, financial condition and results of operations could be adversely affected.

We continue to assess the effect of the COVID-19 pandemic on our operations. The extent to which the COVID-19 pandemic will impact our business and operations will depend on future developments that are highly uncertain and cannot be predicted with confidence, such as the continuing spread of the infection, the duration of the pandemic, and the effectiveness of actions taken in the United States and other countries to contain and treat the disease.

Cash flows

The following table summarizes our cash flows from operating, investing, and financing activities for the periods indicated (in thousands):

	Year ended June 30,		Six months ended December 31,
	2019	2020	2019	2020

Cash flow Data:
Net cash used in operating activities(1)	$(5,064)	$(1,410)	$(16,434)	$(3,918)
Net cash used in investing activities	(194,605)	(5,134)	(1,219)	(3,330)
Net cash provided by financing activities	204,276	27,246	14,576	29,294
Effect of foreign exchange rates on cash and cash equivalents	(187)	(161)	(76)	99

Net increase (decrease) in cash, cash equivalents, and restricted cash	$4,420	$20,541	$(3,153)	$22,145

(1)	Includes debt-related cash interest payments of $17.7 million and $22.1 million during fiscal years 2019 and 2020, respectively, and $8.8 million and $12.5 million during the six months ended December 31, 2019 and 2020, respectively.

Operating activities

During the six months ended December 31, 2020, net cash used in operating activities was $3.9 million, primarily resulting from our operating loss of $20.7 million, which was offset by

$16.8 million of adjustments. These adjustments consisted of $16.0 million of non-cash charges (principally comprising depreciation and amortization and stock-based compensation expense) and net cash inflow of $0.8 million from net changes in operating assets and liabilities. The net cash inflow from changes in operating assets and liabilities was primarily driven by an increase in deferred revenues of $10.3 million due to our revenue growth and a decrease in unbilled revenues of $2.4 million due to the timing of invoicing our clients. These changes were partially offset by an increase in our accounts and other receivables of $8.1 million due to an increase in our billing and timing of client payments, a decrease in accounts payable and accrued liabilities of $2.1 million and a decrease in other liabilities of $1.3 million due to timing of payments.

During the six months ended December 31, 2019, net cash used in operating activities was $16.4 million, primarily resulting from our operating loss of $23.9 million, which was offset by $7.4 million of adjustments. These adjustments consisted of $8.9 million of non-cash charges (principally comprising depreciation and amortization and stock-based compensation expense) and net cash outflow of $1.4 million from net changes in operating assets and liabilities. The net cash outflow from changes in operating assets and liabilities was primarily driven by an increase in unbilled revenues of $4.6 million, accounts and other receivables of $1.8 million and deferred commissions of $2.2 million consistent with our revenue growth and a decrease in accounts payable and other accrued liabilities of $3.6 million due to timing of payments. These outflows were partially offset by an increase in other liabilities of $6.1 million which primarily related to accrued interest on our debt and deferred rent and an increase in deferred revenues of $5.3 million consistent with our revenue growth.

During fiscal year 2020, net cash used in operating activities was $1.4 million, primarily resulting from our operating loss of $45.9 million, which was offset by $44.5 million of adjustments. These adjustments consisted of $18.1 million of non-cash charges (principally comprising depreciation and amortization and stock-based compensation expense), and net cash inflow of $26.4 million from net changes in operating assets and liabilities. The net cash inflow from changes in operating assets and liabilities was primarily driven by a decrease in accounts and other receivable of $7.7 million as we increased collections on our outstanding receivables, an increase in deferred revenues of $18.0 million consistent with our revenue growth and an increase in other liabilities of $9.0 million which primarily related to accrued interest on our debt and deferred rent. These changes were partially offset by an increase in unbilled revenues of $3.8 million and deferred commissions of $3.4 million consistent with our revenue growth and a decrease in accounts payable and other accrued liabilities of $1.3 million due to timing of payments.

During fiscal year 2019, net cash used in operating activities was $5.1 million, primarily resulting from our operating loss of $17.1 million, which was offset by $12.0 million of adjustments. These adjustments consisted of non-cash charges of $5.8 million and net cash inflow of $6.2 million from net changes in operating assets and liabilities, net of business combinations. The net cash inflow from changes in operating assets and liabilities was primarily driven by an increase in deferred revenues of $18.9 million due to our revenue growth and an increase in accounts payable and accrued liabilities of $10.0 million due to timing of payments. These changes were partially offset by an increase in unbilled revenues of $3.8 million and deferred commissions of $3.8 million consistent with our revenue growth and an increase in accounts and other receivables of $14.0 million due to the timing of collections from our clients.

Investing activities

Net cash used in investing activities consists of business acquisitions, purchases of property and equipment, leasehold improvements, and capitalization of internal use software costs.

During the six months ended December 31, 2020, net cash used in investing activities was $3.3 million, consisting of capital expenditures of $2.4 million on property and equipment consisting largely of leasehold improvements to our facilities in Charlotte and capitalization of internal-use software costs of $1.0 million.

During the six months ended December 31, 2019, net cash used in investing activities was $1.2 million, consisting of capitalization of internal-use software costs of $1.0 million and capital expenditures of $0.2 million on property and equipment.

During fiscal year 2020, net cash used in investing activities was $5.1 million, consisting of capitalized internal use software costs of $2.5 million and capital expenditures of $2.6 million on property and equipment.

During fiscal year 2019, net cash used in investing activities was $194.6 million, consisting of $190.3 million of cash consideration (net of cash acquired), paid for our acquisitions of DealCloud, gwabbit and OnePlace, capital expenditures of $2.4 million on property and equipment including $1.8 million in leasehold improvements, and $1.9 million of capitalized internal-use software.

Financing activities

During the six months ended December 31, 2020, net cash provided by financing activities was $29.3 million, primarily comprised of $29.0 million from the issuance of common stock and $7.3 million net proceeds from option exercises, partially offset by $5.0 million for the repayment of borrowings on our revolving line of credit and $1.9 million of payments for the repurchase of common stock.

During the six months ended December 31, 2019, net cash provided by financing activities was $14.6 million, primarily resulting from $16.5 million net proceeds for the issuance of convertible preferred stock and $0.9 million proceeds from option exercises offset by payments of $2.8 million to repurchase shares and options in the tender offer in October 2019.

During fiscal year 2020, net cash provided by financing activities was $27.2 million, primarily resulting from $16.5 million net proceeds for the issuance of convertible preferred stock, $3.6 million proceeds from option exercises and shareholder contribution and $10.0 million of net proceeds from borrowings on our revolving line of credit offset by payments of $2.8 million to repurchase shares and options in the tender offer in October 2019.

During fiscal year 2019, net cash provided by financing activities was $204.3 million, primarily resulting from $281.0 million of proceeds from borrowings, $5.9 million from stock option exercises and the issuance of common stock, partially offset by payments on borrowings of $78.0 million and $4.6 million of debt financing costs.

Contractual obligations and commitments

The following table summarizes our contractual obligations as of June 30, 2020 and the effects that such obligations are expected to have on our liquidity and cash flows in future periods (in thousands):

	Payments due by period
	Total	Less than 1 year	1-3 Years	3-5 years	More than 5 years
Operating lease obligations	$38,730	$8,001	$15,353	$4,659	$10,717
Term loan*	273,000	—	—	273,000	—
Credit facility	10,000	—	—	10,000	—
Software and other	8,648	4,468	4,059	121	—

Total	$330,378	$12,469	$19,412	$287,780	$10,717

*	Excludes interest payments on the term loan which are based on a variable interest rate as discussed below under “Indebtedness.”

Indebtedness

In September 2013, we obtained a revolving and term credit facility (as amended in 2018 and 2019, the “credit facility”) from a lender, which provides for a total borrowing capacity of $283.0 million, consisting of a $273.0 million term loan and a $10.0 million revolving line of credit.

Amounts drawn under the revolving line of credit may be repaid and reborrowed at any time during the term of the agreement. The outstanding principal amount of the draws, together with any accrued and unpaid interest are due and payable on the maturity date or, if earlier, on the date on which they are declared due and payable pursuant to the credit facility. We may prepay the term loans at any time with an applicable prepayment premium. Any principal amount of the term loans that is repaid or prepaid may not be reborrowed.

The credit facility and term loans bear a floating rate of interest, which we select at the beginning of a period between (i) a LIBOR loan, for which the interest rate is calculated as the then-current LIBOR rate, with a floor of 1.00%, plus 7.25%, and (ii) an index loan, for which the interest rate is calculated as the then-current Wall Street Journal Prime rate, with a floor of 2.00%, plus 6.25%. The credit facility is collateralized by substantially all of our assets. The maturity date of the credit facility is August 2023.

The credit facility contains certain restrictive covenants which, among other things, requires us to meet a defined financial ratio as well as maintain a specified minimum liquidity amount. We were in compliance with all of the covenants as of December 31, 2020. Failure to be in compliance with these covenants could adversely affect our business, including requiring all or a portion of our outstanding obligations to become due and payable.

As of December 31, 2020, we had an outstanding balance of $273.0 million under the term loan and $5.0 million under the credit facility.

We incurred $4.6 million of costs directly related to obtaining the credit facility which have been recorded as deferred financing fees and are being amortized to interest expense, using the effective interest method, over the term of the facility.

Quantitative and qualitative disclosures about market risk

We are exposed to market risks in the ordinary course of our business, including interest rate and foreign currency exchange risks.

Interest rate risk

Our exposure to market risk for changes in interest rates relates primarily to our outstanding debt. As of December 31, 2020, we had debt of $278.0 million. Interest on our debt accrues at a variable rate based on the LIBOR or prime rate and is therefore subject to interest rate risk. For example, a hypothetical 100 basis point increase in interest rates would have increased our interest expense by $2.8 million in fiscal year 2020.

Foreign currency exchange risk

Our reporting currency is the U.S. dollar and the functional currency for all of our foreign subsidiaries is the U.S. dollar, except Rekoop Ltd., which uses the U.K. pound.

The majority of our expenses are denominated in U.S. dollars. However, we have foreign currency risks as we have contracts with clients and payroll obligations and a limited number of supply contracts with vendors which have payments denominated in foreign currencies.

The volatility of exchange rates depends on many factors that we cannot forecast with reliable accuracy. We have experienced and will continue to experience fluctuations in foreign exchange gains and losses related to changes in foreign currency exchange rates. We have not engaged in the hedging of foreign currency transactions to date, although we may choose to do so in the future. We do not believe that a 10% increase or decrease in the relative value of the U.S. dollar to other currencies would have a material effect on our operating results or financial condition.

Credit risk

We routinely assess the creditworthiness of our clients. We have not experienced any material losses related to non-payment of receivables from individual or groups of clients, due to loss of creditworthiness during fiscal years 2019 and 2020 and the six months ended December 31, 2019 and 2020. Clients representing in excess of 10% of our accounts receivable balance at June 30, 2019, June 30, 2020 and December 31, 2020 were one, zero and zero, respectively. Due to these factors, management believes that we do not have additional credit risk beyond the amounts already provided for collection losses in our accounts receivable.

Critical accounting policies and estimates

The process of preparing our consolidated financial statements in conformity with U.S. GAAP requires the use of estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses. These estimates and judgments are based on historical experience, future expectations and other factors and assumptions we believe to be reasonable under the circumstances. The most significant estimates and judgments are reviewed on an ongoing basis and are revised when necessary. Actual amounts may differ from these estimates and judgments. A summary of our significant accounting policies is contained in Note 2 of our audited consolidated financial statements included elsewhere in this prospectus.

Revenue recognition

Revenue recognition requires judgment and the use of estimates, especially in identifying and evaluating the various non-standard terms and conditions in our contracts with clients and their effect on reported revenues.

We derive our revenues primarily from the following four sources, which represent our performance obligations:

i.	Sales of our SaaS solutions;

ii.	Sales of subscriptions to license our on-premises software;

iii.	Provision of support activities; and

iv.	Provision of professional services.

The estimates and assumptions requiring significant judgment under our revenue recognition policy in accordance with ASC 606 are as follows:

Determination of the transaction price

We determine the transaction price based on the consideration to which we expect to be entitled in exchange for transferring our services and products to the client. We estimate variable consideration included in the transaction price if, in our judgment, it is probable that no significant future reversal of cumulative revenues under the contract will occur.

In instances where the timing of revenue recognition differs from the timing of invoicing, we have determined that contracts generally do not include a significant financing component. The primary purpose of our invoicing terms is to provide clients with simplified and predictable ways of purchasing our products and services, not to receive financing from clients or to provide clients with financing.

Allocation of the transaction price to the performance obligations in the contract

If the contract contains a single performance obligation, we allocate the entire transaction price to the single performance obligation. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on its relative standalone selling price (“SSP”). The determination of SSP involves judgment and is generally based on the contractually stated, observable prices of the promised goods and services charged when sold separately to client. The majority of our contracts contain multiple performance obligations (such as when subscription licenses are sold with support and implementation services) and are typically capable of being distinct and accounted for as separate performance obligations. In a contract with multiple performance obligations, we allocate revenues to each performance obligation at the inception of the contract.

Some of our performance obligations have observable inputs that are used to determine the SSP of those distinct performance obligations. Where SSP is not directly observable, we determine the SSP using information that may include market conditions and other observable inputs.

Stock-based compensation

We calculate compensation expense related to stock option awards made to employees and directors based on the fair value of stock-based awards on the date of grant. We determine the grant date fair value of our awards using the Black-Scholes option pricing model and the related stock-based compensation is recognized on a straight-line basis, over the period in which an employee is required to provide service in exchange for the stock-based award, which is generally four years. We recognize stock-based compensation expense in the consolidated statements of operations based on awards ultimately expected to vest, and we recognize forfeitures of stock-based awards as they occur.

Determining the fair value of stock-based awards at the grant date requires significant judgement. The determination of the grant date fair value of stock-based awards using the Black-Scholes option-pricing model is affected by our estimated common stock fair value as well as other subjective assumptions including the expected term of the awards, the expected volatility over the expected term of the awards, expected dividend yield and risk-free interest rates. The assumptions used in our option-pricing model represent managements best estimates and are as follows:

•	Fair Value of Common Stock. As our stock is not publicly traded, we estimate the fair value of common stock based on contemporaneous valuations and other factors deemed relevant by management.

•	Expected Term. The expected term of employee stock options reflects the period for which the Company believes the option will remain outstanding based on historical experience and future expectations.

•

Expected Volatility. As we do not have trading history for our common stock, the selected volatility used is representative of expected future volatility. We base expected future volatility on the historical and implied volatility of comparable publicly traded companies over a similar expected term.

•

Expected Dividend Yield. We have never declared or paid any cash dividends and do not presently intend to pay cash dividends in the foreseeable future. As a result, we used an expected dividend yield of zero.

•

Risk-Free Interest Rates. We base the risk-free interest rate on the applicable rate for a U.S. Treasury issue with a term that closely approximates the expected life of the option grant at the date nearest the option grant date.

We have issued performance-based stock options that vest based upon continued service through the vesting term and achievement of certain new annual contract value targets established by the Board of Directors for a predetermined period. We measure stock-based compensation expense for performance-based stock options based on the estimated grant date fair value determined using the Black-Scholes valuation model, and we recognize compensation expense for such awards in the period in which it becomes probable that the performance target will be achieved.

On December 30, 2020, we entered into a director service agreement with Mr. Charles Moran, where he was engaged as a special advisor to us for a 12-month term for financial advice and advice in connection with our initial public offering. As consideration for Mr. Moran’s services, we granted him an option to purchase up to 300,000 shares of our common stock, one-half of which will vest upon the effectiveness of this registration statement or a change of control of the company occurring prior to May 31, 2022, and one-half of which will vest on the first anniversary of that date. The aggregate fair value on the grant date of this stock option award to Mr. Moran is $1.8 million, and upon the effectiveness of our initial public offering or a change of control of the company we expect to recognize $920,000 of stock-based compensation expense for the options which will become fully vested at that date, plus the expense for options that had partially satisfied the service-based vesting condition on that date. The unrecognized compensation cost will be recognized over the remaining service period. If this registration statement does not become effective or if there is not a change of control of the company prior to May 31, 2022, our CEO and Board will determine which portion (if any) of the options will vest.

Goodwill

Goodwill represents the excess purchase price over fair value of net tangible and identifiable intangible assets acquired in our business combinations. We test goodwill for impairment on an annual basis during the fourth quarter or whenever events or changes in circumstances indicate the carrying amount may not be recoverable. We have determined that we have one reporting unit for purposes of our annual impairment evaluation. As part of the annual goodwill impairment test, we first perform a qualitative assessment to determine whether further impairment testing is necessary. If, as a result of this qualitative assessment, it is more-likely-than-not that the fair value of our reporting unit is less than its carrying amounts, the quantitative impairment test will be required. There was no impairment of goodwill recorded for fiscal years 2019 and 2020 and the six months ended December 31, 2019 and 2020.

Income taxes

The Company accounts for income taxes using the asset and liability method. Under this method, deferred income tax assets and liabilities are recorded based on the estimated future tax effects of differences between the financial statement and income tax basis of existing assets and liabilities. These differences are measured using the enacted statutory tax rates that are expected to apply to taxable income for the years in which differences are expected to reverse. The Company recognizes the effect on deferred income taxes of a change in tax rates in the period that includes the enactment date. The Company records a valuation allowance to reduce its deferred tax assets to the net amount that it believes is more-likely-than-not to be realized. Management considers all available evidence, both positive and negative, including historical levels of income, expectations and risks associated with estimates of future taxable income and ongoing tax planning strategies in assessing the need for a valuation allowance.

Recent accounting pronouncements

See Note 2 to our audited consolidated financial statements included elsewhere in this prospectus for more information regarding recent accounting pronouncements and our assessment of their impact.

JOBS Act

In April 2012, the JOBS Act was enacted. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. We have elected to use this extended transition period to enable us to comply with certain new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our consolidated financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

We also intend to rely on certain other exemptions and reduced reporting requirements under the JOBS Act, including: not having to (1) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act or (2) comply with any requirement that may be adopted by Public Company Accounting Oversight Board (“PCAOB”) regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis.

We will remain an emerging growth company until the earlier of (1) the last day of fiscal year in which we have more than $1.07 billion in annual revenues; (2) the date we qualify as a “large accelerated filer,” which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of the most recently completed second fiscal quarter, and we have been required to file annual, quarterly and current reports under the Exchange Act for at least twelve months , and we have filed at least one annual report pursuant to the Exchange Act; (3) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; and (4) the last day of fiscal year ending after the fifth anniversary of our initial public offering.

Business

Our mission

Our mission is to enable professional and financial services firms to better connect their people, processes, and data through AI-powered software solutions.

Overview

Intapp is a leading provider of industry-specific, cloud-based software solutions for the professional and financial services industry globally. We empower the world’s premier private capital, investment banking, legal, accounting, and consulting firms with the technology they need to meet rapidly changing client, investor, and regulatory requirements, deliver the right insights to the right professionals, and operate more competitively.

Our Intapp Platform is purpose-built to modernize these firms. The platform facilitates greater team collaboration, digitizes complex workflows to optimize deal and engagement execution, and leverages proprietary AI to help nurture relationships and originate new business. By better connecting their most important assets—people, processes, and data—our platform helps firms increase client fees and investment returns, operate more efficiently, and better manage risk and compliance.

The professional and financial services industry is one of the largest sectors in the global economy. Firms in this industry operate in a highly connected ecosystem, providing valuable expertise, insight, and advice to a broad range of companies across multiple transactions and engagements. The industry is competitive and uniquely structured around highly experienced partners and professionals who leverage knowledge, intellectual capital, and relationships to succeed, as opposed to providing physical goods. Firms must manage an intricate web of complex, non-linear relationships spread across various functions, processes, and personnel while also navigating an ever-changing regulatory environment.

Historically, firms in the professional and financial services industry have either relied on internally built technology solutions and legacy on-premises software or attempted to use horizontal software providers for their industry-specific technology needs. Internally built or legacy solutions tend to be outdated, expensive, and cumbersome to maintain, while horizontal solutions do not align well with how these firms operate and require heavy customization. As a result, we believe these firms are increasingly embracing industry-specific software and AI technology to achieve improved levels of growth, investment, returns, productivity, risk management, and a differentiated experience for their clients, teams, and investors.

Our deep understanding of the professional and financial services industry has enabled us to develop a suite of solutions on the Intapp Platform tailored to address these challenges faced by firms. We offer two solutions:

DealCloud is our deal and relationship management solution for financial services firms. The solution manages firms’ market relationships, prospective clients and investments, current engagements and deal processes, and operations and compliance activities, allowing investors and advisors to react faster, make better decisions, and execute the best deals. For investment banks and advisory firms, this helps enhance their coverage models, achieve greater win rates, and drive higher success fees. For investors, this helps increase origination volume, support investment selection, and drive greater returns.

OnePlace is our solution to manage all aspects of a professional services firm’s client and engagement lifecycle. The solution improves client strategy and targeting, business development and origination, and work delivery, increasing financial performance and regulatory compliance. Professionals make better decisions faster by leveraging more institutional knowledge from across the firm.

We believe our solutions provide us with a competitive advantage, driven by our deep domain expertise gained over 20 years of serving professional and financial services firms. We have cultivated difficult-to-replicate, privileged access to these firms to develop thorough expertise in how they work and what they need. Clients value our scalable platform’s differentiated domain expertise, purpose-built capabilities, comprehensive end-to-end offering, data-driven AI insights, and industry brand. Our client base represents many of the world’s premier professional and financial services firms, including 96 of the Am Law 100 law firms, 7 of the Top 8 accounting firms, and over 900 private capital and investment banking firms.

We sell our software on a subscription basis through a direct enterprise sales model. As of December 31, 2020, we had over 1,500 clients. Our business has historically grown through a combination of expanding within our existing client base—including additional users and capabilities—and selling to new clients. With our scalable, modular cloud-based platform, we believe we are well positioned to continue our growth.

Our total revenues for fiscal year 2020 were $186.9 million, an increase of 30% over the total revenues for fiscal year 2019 of $143.2 million. Our total revenues for the six months ended December 31, 2020 were $97.7 million, an increase of 8% over the total revenues for the six months ended December 31, 2019 of $90.6 million. Net losses attributable to us for fiscal years 2019 and 2020 were $17.1 million and $45.9 million, respectively, and for the six months ended December 31, 2019 and 2020 were $23.9 million and $20.7 million, respectively. Our ARR was $143.4 million and $172.6 million as of June 30, 2019 and 2020, respectively, an increase of 20%. Our ARR was $157.7 million and $189.4 million as of December 31, 2019 and 2020, respectively, an increase of 20%. Recently, the majority of our ARR growth has been driven by the sale of SaaS subscriptions. Our Cloud ARR were $47.3 million and $74.1 million as of June 30, 2019 and 2020, respectively, an increase of 57%. Our Cloud ARR were $58.7 million and $88.9 million as of December 31, 2019 and 2020, respectively, an increase of 52%.

Industry background

The professional and financial services industry is one of the largest sectors in the global economy. Within this industry, we primarily focus on private capital, investment banking, legal, accounting, and consulting firms, which, based on the research we have conducted, we believe collectively represent $3 trillion in total global revenues. These firms are fundamental to the growth and development of the global economy.

Professional and financial services firms provide valuable expertise, insight and advice to companies throughout their lifecycle, from early stages of growth to maturity. Professional and financial services firms operate in a highly connected ecosystem, frequently providing services and advice to the same end client, or partnering with each other on a specific transaction for the same end client such as an initial public offering, or IPO. Furthermore, it is not uncommon for a single professional or financial services firm to provide multiple services to the same client, as is the case for a Big 4 accounting firm that provides accounting, consulting, taxation, investment banking, legal, and other services.

Professional and financial services firms’ business models have unique, differentiating characteristics

Firms in the professional and financial services industry are organized around knowledge, intellectual capital and relationships as opposed to physical goods, manufacturing and supply chains. Firms leverage their specific domain expertise and collective experience to provide their clients with valuable insights and advice or to drive differentiated returns for investors. Instead of a typical sales cycle focused on selling a specific product, these firms have long, continuous, relationship-based sales cycles focused on winning and maintaining client engagements over time, or identifying and closing a series of transactions.

Client engagements often require these firms to manage an intricate web of complex, non-linear relationships spread across various functions, processes, and personnel. As a result, these firms must maintain strong processes to manage confidentiality, potential conflicts of interest and ethical walls in order to monitor and manage risk tied to accepting and winning new engagements. Furthermore, monetization models for these firms tend to be based on success fees or billable hours, or capital returns performance.

The structure of professional and financial services firms is fundamentally different than that of organizations in other industries, such as manufacturing and retail, that consist of large departmental groups with a very small C-suite layer overseeing the entire organization. Professional and financial services firms are structured and organized such that a large number of highly experienced partners and professionals are tasked with operating and managing their own practices or pools of capital to drive business outcomes with departmental functions providing supporting services.

The relationship lifecycle is the cornerstone of success in professional and financial services

Client relationships are the cornerstone of professional and financial services firms’ success. They are critical strategic assets and building and maintaining those relationships through a company’s lifecycle underpins how professional and financial services firms realize maximum economic value for their services over time. A comprehensive approach to the relationship lifecycle boosts a professional and financial services firm’s competitive positioning while increasing its share of the client’s business.

Many professional and financial services firms seek to deploy a structured and connected approach to the relationship lifecycle which includes client development, business acceptance, and delivery of client services. Ensuring client satisfaction at every stage of the lifecycle leads to significant gains in winning and maintaining new business by delivering the right insights to the right professionals at the right time. Conversely, any shortcomings in these processes either jeopardize the client experience or lead to failures to capitalize on an opportunity and thus negatively impact the overall client relationship. Therefore, professional and financial services firms seek holistic, unified solutions to deliver successful business outcomes across the entire lifecycle.

Professional and financial services firms utilize complex data and cross-functional processes

To help win new business and ensure client success, teams at professional and financial services firms utilize multiple complex data sources and cross-functional processes that span various personnel functions and systems. Professionals use and analyze vast amounts of both internal and external data sources, such as client, deal, and market data, that reside in various siloed systems. Data needs to be aggregated from these various siloed systems, put in the right context for the right user, and integrated with relevant systems and applications. For example, throughout a typical law firm’s workflow cycle, multiple personnel must address a complex number of interdependent tasks (as the diagram below indicates). As professional and financial services firms expand the number of clients and projects, these tasks increase the complexity and collective interdependence required of the teams in the client lifecycle process.

Professional and financial services firms are increasingly embracing digital transformation and use of industry-specific software

Multiple catalysts are driving the rapid adoption of technology in the professional and financial services industry.

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Rising client expectations and intensifying competitive environment. The professional and financial services industry is experiencing a transformation driven by rising client expectations, an intensifying, expanding competitive landscape, and increased transaction activity. To continue to grow and compete, professional services firms are broadening their capabilities and expanding into new segments, such as the Big 4 accounting firms’ expansion into consulting, taxation, legal, and other services. Similarly, private capital firms focused on equity investments are diversifying into other asset classes such as debt. Additionally, in the private capital markets, there are a rising number of firms competing for the same clients or assets, which is further intensifying the competitive landscape. Clients now have more options and are more informed about process and value. As a result, the market has tipped in favor of the clients, who are increasingly setting the agenda, demanding greater transparency, agility, value and productivity, and better insights from professional and financial services firms. In light of these evolving industry dynamics and client expectations, technology is becoming increasingly necessary to compete successfully, with professional and financial services firms utilizing data-driven business solutions to differentiate their expertise, offerings, and value in order to drive business outcomes.

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Adoption of cloud-based software continues to accelerate. Mission-critical applications are increasingly being delivered more reliably, securely, cost-effectively and with high scalability to clients via the cloud. New versions and updates are rapidly deployed to all clients. Historically, firms in the professional and financial services industry have relied on internally built solutions and legacy on-premises software. However, with rapid innovation and rising client expectations, these solutions are becoming outdated, less secure, and expensive to maintain. More importantly, cloud-based solutions more readily enable real-time collaboration and provide access to valuable data from anywhere, anytime, on any device. As a result, professional and financial services firms are increasingly adopting and implementing cloud-based software within their organizations.

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Unlocking and maintaining collective knowledge and expertise. Knowledge and expertise are among the most valuable assets of professional and financial services firms and underpin the relationships that drive value for these organizations. In an increasingly competitive environment, professional and financial services firms are continuously seeking to differentiate themselves on the basis of their knowledge and intellectual capital. Capturing, codifying, and retaining institutional knowledge and expertise is a critical priority. Unlocking the full power of the collective knowledge of a firm requires domain expertise to ascertain the information critical to a professional or financial services firm, a systematic technological approach to capture this data and relevant connections, and the ability to leverage this data to deliver contextual insights—the right insights, to the right professionals, at the right time.

In partner-led firms, turnover in senior leadership and other highly experienced professionals carries an inherent risk of losing accumulated knowledge, expertise, skills, networks, and relationships. Furthermore, young professionals joining the workforce have a greater tendency to switch jobs or firms, thus exacerbating the problem of maintaining institutional knowledge. As a result, many firms are turning to technology as a means of harnessing the value of their knowledge assets.

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Access to vast repositories of real-time internal and external data. Data in the professional and financial services industry is increasing and has historically been siloed across a large number of systems. There are vast amounts of real-time data to which firms now have access, whether internal or external. However, a significant amount of that data is underutilized, lacks accessibility and availability, and suffers quality issues. These issues are in part due to the challenges of cleansing and stitching together data from siloed systems. In recent years, more professional and financial services firms are realizing the value of collating and connecting internal and external data and integrating such data with the relevant systems and applications for the right user in the right context.

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The use of AI is creating a significant competitive advantage. AI is poised to play a bigger role in transforming the professional and financial services industry relative to other industries, since value delivered by professionals in the industry is centered around providing knowledge, insight, and advice. Collecting, aggregating, and subsequently synthesizing the vast amounts of data in real-time to extract actionable intelligence is critical for firms in the professional and financial services industry, yet nearly impossible to do without the use of AI. Furthermore, AI is able to automate processes to deliver those insights with great speed. The use of AI is creating significant competitive advantages for firms by enabling them to unify disparate data sources, surface key insights, manage unforeseen risks, and increase efficiency through higher levels of automation in core processes.

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Generational shift in technology use at work. Professional and financial services relationships are highly dependent on human capital, making it crucial for firms to attract, retain, and nurture talent. The global economy is experiencing changing workforce dynamics such as remote workforces, which have been accelerated by COVID-19, as well as a generational shift in the workforce. These evolving dynamics are making it increasingly challenging for firms to attract and retain talent in the industry. Younger generations have grown up with smartphones, laptops, and social media being the norm, and expect seamless access to information and high-quality user experiences. Given that most professionals in the industry are mobile, having access to valuable data from anywhere, anytime, and on any device is a key competitive advantage. According to a PwC survey, two-thirds of millennials said that state-of-the-art technology was important to them when considering an employer, and a majority of millennials in financial services make use of their own technology at work to make them more effective. As younger professionals take on leadership roles in the professional and financial services industry, they are more likely to invest in modern technology solutions for their firms, relative to the prior generation.

Existing approaches to manage critical and complex processes for professional and financial services firms are inadequate

Traditionally, professional and financial services firms have used an array of solutions to manage their critical and complex processes. These solutions include:

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Internally developed solutions.    These internally developed solutions have become increasingly expensive to maintain and lack next-generation technology features and capabilities such as security, governance, and scalability.

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Legacy solutions.    These solutions have become increasingly outdated due to their aging architecture or limited capabilities, usability, and functionality. They are predominately on-premises and have continued to fall behind SaaS solutions and comprehensive, end-to-end industry-specific platforms.

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Horizontal solutions.    These solutions were designed for traditional, manufacturing, and retail-based industries and thus require complex and expensive customization to fit the unique needs of the professional and financial services industry. Even with customization, these platforms often fail to align with the ways these firms operate.

These solutions, either used individually or in combination, often fall short of meeting the needs of the professional and financial services industry as they fail to provide a unified view of a firm’s critical data, do not align with processes specific to the industry, or are expensive, slow, complex, manual, error-prone, and require significant customization.

Our market opportunity

We believe the underlying trends in the professional and financial services industry present a compelling market opportunity for Intapp. The failure of legacy systems and horizontal solutions to adequately address the specialized technology needs of today’s professional and financial services firms creates demand for companies like Intapp that focus on industry-specific, cloud-based software solutions. Our market opportunity encompasses both displacing alternative solutions currently used within these firms and penetrating “white space” areas within these firms—areas where no software solution is currently being used but where Intapp can otherwise address the business need with one of our existing or near-term solutions.

We believe private capital, investment banking, legal, accounting, and consulting collectively represent a massive industry with $3 trillion in total global revenues, based on research we have conducted. We believe this industry has a significant need to utilize software to help drive business success, with total addressable market for business software at approximately $23.9 billion. We calculate our total addressable market by multiplying the number of firms in the professional and financial services industry by the potential annual contract value of the software solutions used in the business management of such firms, based upon our historical data and experience. We estimate the total number of firms across the private capital, investment banking, legal, accounting, and consulting sectors on a global basis to be approximately 60,000 firms. This figure excludes firms in the professional services industry with fewer than 50 employees, as they are outside of our current target market focus.

Within this, we believe the serviceable addressable market (“SAM”) opportunity, based on Intapp’s current solutions, to be approximately $9.6 billion, of which over $6.5 billion would be attributable to large firms with over 500 employees. This SAM estimate was calculated by multiplying the average number of professionals per firm by the annual price per professional that we expect to charge to utilize the Intapp Platform on a fully adopted basis, for our existing products only, based upon market interviews and our historical data and experience. We believe our SAM opportunity will increase over time as we expect to continue to develop new solutions and selectively pursue potential acquisitions to address other capabilities demanded by professional and financial services firms to drive their business success.

Our platform

Our Intapp Platform is purpose-built to modernize these firms. The platform facilitates greater team collaboration, digitizes complex workflows to optimize deal and engagement execution, and leverages proprietary AI to help nurture relationships and originate new business. By better connecting their most important assets—people, processes, and data—our platform helps firms increase client fees and investment returns, operate more efficiently, and better manage risk and compliance.

Our deep understanding of the professional and financial services industry has enabled us to develop a suite of solutions on the Intapp Platform tailored to address these challenges faced by firms.

We offer these solutions through an integrated platform that features three key categories of capabilities: a tailored and configurable user experience (UX) based on industry-specific templates, modern AI and intelligence applied to high-value domain-specific use cases, and a specialized data architecture that accurately reflects the unique firm operating model.

1 Intapp Data OnePlace for Professional Services DealCloud for Financial Services Intapp Platform Multi-tenant, Cloud-based Architecture Lifecycle Workflow Personalized Analytics Configurable UI Industry Blueprints Engagement Similarity Analysis Contract Terms Categorization Relationship Insights Assisted Conflicts Review Zero-Entry Information Capture Hyper-Relational Industry Data Model Market Intelligence Data Integration Data Hub Open API Intapp UX Intapp Intelligence Smart Tags Intapp Industry Solutions

Industry solutions

Our solutions enable private capital, investment banking, legal, accounting, and consulting firms to realize the benefits of modern AI and cloud-based architectures for their most critical business functions without compromising industry-specific functionality or regulatory compliance. We have two brands with which we go to market:

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DealCloud is our deal and relationship management solution for financial services firms. The solution manages firms’ client relationships, prospective clients and investments, current engagements and deal processes, and operations and compliance activities, allowing investors and advisors to react faster, make better decisions, and execute the best deals. For investment banks and advisory firms, this helps enhance their coverage models, achieve greater win rates, and drive higher success fees. For investors, this helps increase origination volume, support investment selection, and drive greater returns.

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OnePlace is our solution to manage all aspects of a professional services firm’s client and engagement lifecycle. The solution improves client strategy and targeting, business development and origination, and work delivery, increasing financial performance and regulatory compliance. Professionals make better decisions faster by leveraging more institutional knowledge from across the firm.

Intapp Platform

Our solutions are built on a single platform, taking advantage of shared capabilities tailor-made for the unique requirements of firms. Key features include:

Low-code configurability and personalized UX

Our configurable UX capabilities allow technical and non-technical users to rapidly tailor our applications to meet their specific needs. These capabilities enable our clients to make meaningful changes to their user experience, processes, or business rules with drag-and-drop configuration features and functionality without having to perform custom coding. The flexibility of this framework enables firms to maximize their agility, easily adapting the software to match the frequent changes in their business.

We leverage our deep domain expertise in professional and financial services to create and provide our clients access to pre-built industry-relevant configuration templates that are designed precisely for how these firms and their professionals operate. By mapping the user interface, data model, and workflows of our platform to firms’ unique industry and organizational requirements, we can deliver smart, personalized experiences by practice area, asset class, investment strategy, sector, industry, and geography.

Applied artificial intelligence

Industry-specific AI is embedded throughout our platform and solutions to help professional and financial services firms use their vast amounts of data to optimize critical processes and make better, faster decisions. The applications of AI span a wide range across firm operations, from strategy and business development through to risk and compliance and work execution. Examples include:

•	Automatically analyzing all past engagements by shared characteristics, to derive data-validated intelligence that can be used to improve pricing strategies, and optimize staffing levels.

•	Enhancing conflicts review on matters with large number of parties, for example, bankruptcies or restructuring, to accelerate conflicts clearance and help firms open matters faster with fewer errors.

•	Capturing billable activities to find missing time and automatically fill out timesheets to reduce revenue leakage, minimize write-offs, and accelerate cash and collections.

Industry-specific data architecture

Our platform includes several key data management capabilities that help firms more effectively capture and leverage their critical data using a system of record that reflects the unique operating model of professional and financial services. These capabilities include:

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Hyper-relational data architecture.    Our hyper-relational data architecture is a specialized data model, purpose-built to capture the complex relationships unique to professional and financial services. The platform creates many-to-many data linkages that connect professionals with prospective clients, investors and target portfolio companies and assets. Our solutions leverage these linkages to provide personalized analysis and insights for each professional that reflects his or her unique area of specialty, including client industry, asset class, investment strategy, geography, transaction type, and others.

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Low-code integration platform.    Intapp Integration Service is a core capability of our platform that provides cloud-native and easy-to-use, enterprise class integration to connect any application, any data, anywhere across firms without requiring any code. The solution helps firms overcome data silos and easily move information between systems, including within our platform. Intapp Integration Service includes more than 100 industry-specific connectors, as well as extensive built-in workflow and automation capabilities tailored to the unique needs of professional and financial services firms.

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Market intelligence in one place.    Our platform combines proprietary and third-party market data, transforming it into institutional knowledge that gives dealmakers and other professionals a competitive advantage through better market intelligence. Professionals can easily run complex reports, analyze industry trends, and evaluate potential synergies in the same place where they originate new business and manage relationships. With better real-time, actionable market data, investors can source and close deals that best match their investment thesis and strategy, advisory professionals can quickly develop proprietary relationships and coverage strategies with companies that match previous transactions, and lawyers can more accurately identify white space opportunities with global clients to grow their relationships.

Key benefits of our solution

Our platform solutions helps professional and financial services firms to:

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Increase revenues and investment returns.    Our clients leverage Intapp’s solutions to increase their revenues and investment returns by improving their origination and business development effectiveness, optimizing market coverage, and helping nurture key relationships to ensure time is spent with the right people and that those relationships convert into business. Our solutions provide firms with a single source of truth and 360 degrees views of key clients, related investments, potential new clients and investments, and prospective deals, giving partners, professionals, and dealmakers a competitive advantage in the market.

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Operate more efficiently and profitably.    Our solutions help clients increase efficiency and profitability by streamlining and automating the many functions required to originate deals and deliver work. Using Intapp’s workflow, analytics, and AI capabilities, firms can connect and operationalize their formerly disjointed engagement and deal lifecycle, eliminating manual processes, reducing duplicative data entry, and scaling to support growing businesses with less overhead. This focus includes critical processes such as investor relations, business development, conflicts clearance and business acceptance, engagement planning and resourcing, and billing and collections. Our cloud-based delivery model also reduces firms’ operating costs by eliminating their need to own, upgrade, and support the solutions or associated hardware infrastructure.

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Manage risk and compliance more effectively.    Our solutions help firms reduce regulatory, financial, and reputational risk through workflow and automation, AI, predictive analytics, and rules-based risk scoring. Using Intapp, risk and compliance teams can work seamlessly together with front office professionals, all within the Intapp Platform, to quickly assess new business opportunities, clear and manage conflicts and independence issues, easily establish ethical walls, prepare for regulatory or client audits, and dynamically respond to rapidly changing regulatory landscapes and the firm’s overall risk posture.

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Leverage collective knowledge for competitive advantage.    Our solutions provide a competitive advantage to firms by helping leverage their immense, but often under-utilized, collective knowledge. With integrated and connected information about investors, economic sectors, deals, clients, engagements, and relationships, combined with relevant third-party data, firm professionals are armed to make better, faster decisions, with better market insights and the knowledge with which to develop stronger relationships and increased business from clients, potential new clients, investors, and potential new investors.

Why Intapp wins

We believe the following strengths provide us with a competitive advantage and position us for our success:

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Deep domain expertise.    Over the last 20 years serving the professional and financial services markets, we believe we have developed a unique perspective into the processes and systems needed to drive these firms’ operations and business success. We have a substantial number of employees with previous career experience in the industry we serve, and we have cultivated difficult-to-replicate, privileged access to the key decision makers at these firms, including CEOs, CIOs, and CFOs. We conduct regular meetings with industry advisory boards who, along with serving as strong references for our platform, provide valuable insights into the challenges facing their firms and the issues they need technology to address the most. As a result, we believe we have an inherent competitive advantage in identifying, prioritizing, and innovating our software platform to support the industry’s evolving technology needs.

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Purpose-built for professional and financial services.    Our platform has been designed for the unique organizational structure and day-to-day processes of professional and financial services firms. Our industry-relevant templates provide a familiar interface, nomenclature, and data model. The software is easily configured to match the needs of these professionals. This makes our software intuitive for the professionals that use it and easy to integrate alongside the rest of the firm’s IT and business process infrastructure, and delivers rapid time-to-value, in contrast with horizontal software solutions retrofitted for these firms.

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Comprehensive cloud-based platform.    We offer an end-to-end platform serving the entirety of the complex workflows of our clients, enabling firms to manage all of their important data and perform critical processes on one highly scalable and secure cloud platform. Our platform contains all of the functionality users expect of modern cloud software, such as a scalable architecture, cloud security, elegant and easy-to-use interfaces, common APIs, robust mobile accessibility, and data integration. We believe this capability is differentiated from many other software providers that either lack such modern functionality designed specifically for our target industry or can only deliver a point solution within the relationship (deal and engagement) lifecycle.

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Data-driven AI insights and capabilities.    More than 100 industry-specific connectors integrate with the Intapp Platform. Our technology captures and combines a firm’s internal proprietary data with third-party data systems to deliver a connected, single source of truth to the firm’s professionals. This data is augmented by contextual insights, utilizing our proprietary AI to provide intelligence to inform professionals’ decision-making processes throughout the entire relationship lifecycle.

•	Industry leadership and brand recognition. We are a premier software company dedicated to serving the professional and financial services industry and have developed a strong reputation in the industry over the last 20 years. Our software is increasingly valuable to professional and financial services firms across the globe that are deploying a purpose-built platform for critical processes within their organization. We currently power 96 of the Am Law 100 law firms, 7 of the top 8 accounting firms, and more than 900 private capital and investment banking firms. We believe clients recognize our Intapp, OnePlace, and DealCloud brands and believe us to be a thought leader in the industry. The professional and financial services industry is tightly interconnected. As such, many professionals who move from firm to firm and are exposed to our best-in-class solutions support our success by recommending our solutions to their new employers, setting us up to drive significant further adoption of our platform and further expanding our brand recognition.

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Experienced management and technology team.    With two decades of working together, our management team brings a combination of leadership, strong relationship with the industry leaders, and difficult-to-replicate industry domain expertise. In addition, with our long history of serving the professional and financial services industry, our technology team brings public company-scale platform experience, significant AI technology depth, and industry expertise to address the needs of our clients. Our founders continue to set our product vision and lead the organization, drawing on a team of AI Ph.D.s and data scientists, advisors from academia, and industry advisory boards who guide our product investment decisions to create differentiating capabilities.

Our growth strategies

We plan to extend our leadership position as a provider of industry SaaS solutions for professional and financial services. The key components of our growth strategy are:

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Capitalize on a generational shift to the cloud.    Mission-critical applications are increasingly being delivered more reliably, securely and cost-effectively via the cloud, which can more readily enable real-time collaboration and provide access to valuable data from anywhere, anytime, on any device. As more professionals embrace cloud technologies, they drive the accelerated adoption of additional cloud capabilities across their firms. We believe we are now in the early stages of a strong adoption cycle of cloud-based solutions by professional and financial services firms, driven in part by the needs of the next generation of professionals for purpose-built technology and software solutions.

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Expand within our existing client base.    We have a deep, longstanding, and trust-based relationship with our clients. Our land-and-expand model generates multi-year growth within our client base, with client lifetimes often spanning more than a decade. Clients typically adopt our modular solution to address a specific use case, and then expand their use by adopting more modules, adding more users, and deploying to other parts of their organization over time. We estimate that if our largest 100 clients expanded their use of Intapp Platform to serve all of their users in all parts of their organizations—representing full adoption and usage of the current Intapp Platform capabilities—those 100 clients could represent an additional Intapp sales opportunities in excess of $1 billion of ARR.

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Grow our client base.    We believe we are addressing a large, underserved market of approximately 60,000 firms with high demand for the capabilities we offer, and that we have a significant opportunity to continue to grow our client base. We have added approximately 200 net new clients for each of fiscal year 2019 and 2020, excluding acquired clients. We will continue to invest in our sales and marketing force to target new client opportunities and grow our client base.

•

Add new solutions to our platform.    We plan to continue investing in our research and development team to enhance the functionality and breadth of our current solutions, as well as to develop and launch new solutions to address the evolving needs of our clients. In particular, we are continuing to invest resources in extending our AI and data science capabilities to better connect people, processes, and data.

•

Broaden our geographical reach.    In fiscal year 2020, we derived 28% of our revenue from international markets outside the United States. We believe there is a significant need for our solutions on a global basis and, accordingly, opportunity for us to grow our business through further international expansion. We will continue to broaden our global footprint and intend to establish a presence in additional international markets.

•

Selectively pursue strategic transactions.    We have acquired and successfully integrated several complementary businesses that allowed us to enhance our platform, add new technology capabilities, and address new client segments. For example, we acquired DealCloud in 2018 to better target private capital and investment banking clients with cloud-based deal management, pipeline management and CRM functionalities. We will continue to evaluate acquisition opportunities that will help us extend our market leadership and client reach.

Our products

The Intapp Platform for professional and financial services consists of multiple software application suites that were purpose-built to drive core business processes that are critical to accelerating the success of the firm.

•  DealCloud is our deal and relationship management solution for financial services firms. The solution manages firms’ client relationships, prospective clients and investments, current engagements and deal processes, and operations and compliance activities, allowing investors and advisors to react faster, make better decisions, and execute the best deals. For investment banks and advisory firms, this helps them enhance their coverage models, achieve greater win rates, and drive higher success fees. For investors, this helps increase origination volume, support investment selection, and drive greater returns.

Additional elements of the DealCloud solution include:

Dispatch

•  DealCloud Dispatch provides marketing teams and business development professionals a centralized hub to execute technology-enabled marketing activities. The marketing module helps firms nurture existing client relationships, grow brand awareness, convert prospective clients, and run complete inbound marketing campaigns at scale. DealCloud Dispatch automates marketing activities and delivers reports on campaign activity, performance, and marketing analytics, all in one place.

Conflicts

•  DealCloud Conflicts helps investment banks manage and automate the end-to-end process for the identification, review, and clearance of potential business conflicts of interest. DealCloud Conflicts streamlines and accelerates the overall onboarding and execution process, allowing firms to move faster when trying to win new business and execute more efficiently when working on behalf of existing clients. By seamlessly integrating conflicts and compliance with deal management in DealCloud, dealmakers and compliance professionals can use a single solution to collaborate more effectively, share and review more timely data, make quality decisions faster, and more effectively manage reputational and regulatory risks.

OnePlace

•  OnePlace is our solution to manage all aspects of a professional services firm’s client and engagement lifecycle. The solution improves client strategy and targeting, business development and origination, and work delivery, increasing financial performance and regulatory compliance. Professionals make better decisions faster by leveraging more institutional knowledge from across the firm.

The OnePlace solution includes the following capabilities:

Marketing & Business Development

•  OnePlace Marketing & Business Development helps firm professionals and their marketing and business development teams drive growth through the end-to-end management of the client lifecycle, from strategy and targeting, through business development, to client success. As a single source of truth for client and relationship data, OnePlace Marketing & Business Development brings together disparate data into a commercial-centric 360 degrees view of clients, cleansed and enriched with third-party market data and AI-powered actionable insights. This application enables firms to more deeply engage and grow key clients, identify and nurture the right relationships, and effectively leverage the firm’s collective experience to compete for and win new business.

Risk & Compliance

•  OnePlace Risk & Compliance manages risk and compliance across the entire client lifecycle. Using workflow, third-party data, AI and predictive risk scoring, OnePlace Risk & Compliance accelerates due diligence and business acceptance while evaluating new clients for professional, financial, and independence risks. In addition, firms can manage the confidentiality of sensitive information across systems and comply with contractual obligations and regulatory requirements.

Operations & Finance

•  OnePlace Operations & Finance manages the engagement lifecycle, helping firms deliver work more efficiently, consistently, and profitably while maximizing the success and experience of its clients. Using AI and workflow, OnePlace Operations & Finance enables firms to better scope, price, budget, and monitor engagements with increased accuracy and visibility, helping drive financial performance through improved margins, leverage, and realization. Pre-populated timesheets generated from automatically captured billable activities, consistent with client billing guidelines, help increase billed time while minimizing administrative burden for professionals.

Intapp Integration Service

•  Intapp Integration Service builds on our 20-year history of working with data and integration technology, providing a cloud-native and easy to use, enterprise class integration to connect any application, any data, anywhere across the firm without requiring any code. The solution helps firms overcome data silos to easily move information between systems, including our platform. Intapp Integration Service includes more than 100 industry-specific connectors, as well as extensive built-in workflow and automation capabilities, tailored to the unique needs of professional and financial services firms.

We offer DealCloud and OnePlace clients the option to enhance their solution functionality with the following:

Third Party Data

•  Third Party Data.    Intapp is licensed to resell third-party firmographic and corporate tree datasets from a number of providers. The data from these services is consumed by our solutions via productized integrations, providing important market data to support key firm processes. For example, corporate tree and subsidiary data enables more accurate targeting and business development efforts with existing firm clients. In addition, unique corporate identifiers help risk professionals improve data quality and minimize duplicate entries when clearing conflicts.

Modern, cloud-based architecture

Intapp’s modern cloud-based architecture is purpose-built to meet the specialized needs of the industry. Key capabilities of the platform include:

•	Multi-tenant architecture. Our multi-tenant architecture enables scalability, elasticity, high availability, and security, and provides operational cost efficiencies. Additionally, our internal operations and analytics instrumentation aggregates and leverages client instance and tenant experience captured within our solutions to track uptime and provide clients with real-time cloud status and trust information.

•

Single unified codebase. We develop and release new versions of our solutions to cloud tenants on a common release schedule, with quarterly major releases and monthly maintenance releases. We deploy upgrades rapidly to all of our clients. With this approach, all cloud tenants are always on the latest versions of the software and have immediate access to critical new features, bug fixes, and innovations without the lead time and delays common with traditional on-premises upgrade cycles.

•

Enterprise-grade security. In response to the strict security requirements of professional and financial services firms, Intapp’s SaaS solutions provide tenants with enterprise-grade security, data protection, and control. In Intapp’s SaaS solutions, strict identity and access controls are employed and data is encrypted in transit and at rest. Intapp’s cloud services comply with numerous internationally recognized standards, such as ISO 27001, ISO 27017, ISO 27018, SOC 2, and CSA STAR.

•

Open ecosystem and APIs. Intapp’s platform supports an open ecosystem by creating a centralized data lake and messaging service that integrates with disparate internal data sources and third-party applications and data services. By leveraging Intapp’s open (REST) APIs, client IT departments, other software providers, firm consultants, and partners in Intapp’s ecosystem, can extend the benefits of Intapp’s platform to a broader range of business applications.

Our clients

Intapp is a leading provider of industry-specific, cloud-based software solutions for the professional and financial services industry globally. We serve the world’s premier private capital, investment banking, legal, accounting, and consulting firms. Collectively, more than 1,500 clients, including 96 of the Am Law 100 law firms, 7 of the top 8 accounting firms, and over 900 private capital and investment banking firms rely on Intapp solutions to help activate their collective knowledge, navigate complex relationships, and drive growth. No single client represented more than 10% of total revenues in fiscal year 2020.

Sales and marketing

We currently focus on marketing and selling our solutions to professional and financial services firms in North America, Europe, the Middle East, and Asia Pacific. We seek to drive market demand by developing and delivering specific, market-focused solutions to professional and financial service firms.

We primarily generate sales through a direct enterprise sales model. All sales personnel focus on attracting new clients as well as expanding usage within our existing client base. Our sales team is supported by technical sales professionals and subject-matter experts who facilitate the sales process through developing and presenting demonstrations of our solutions after assessing requirements, addressing security and technical questions, and matching client needs with the appropriate solutions. We also have a team of experts who help advise on best practices and methodologies, strategize with respect to operations processes and management structure, and assess value creation and ROI from our solutions.

Our marketing efforts are focused on generating awareness of our solutions, creating sales leads, establishing and promoting our brand, showcasing our thought leadership, and cultivating a community of loyal clients and users. We utilize both online and offline marketing initiatives, including events and industry trade shows, online advertising, webinars, blogs, corporate communications, white papers, and case studies. We cultivate a community of our executive level buyers and influencers though our Advisory Board system.

Client services and client success

After a client contracts to purchase our solutions, we, either directly or working with partners, provide implementation services to assist the client in the deployment of those solutions. We utilize best practices developed over our history in implementing our solutions for each client, including providing templates and industry-relevant templates to accelerate adoption and delivering a purpose-built configuration that best suits a client’s specific needs. Implementation engagements typically range in duration from three to nine months, depending on scope.

We support our clients with access to engineers, other technical support personnel, release management, and managed services. To help our clients achieve success with the Intapp Platform, we offer in-depth change management workshops, classroom and virtual end user and administrator training, consultative adoption services, and best practices. We view our clients’ success as a cornerstone of our business model and philosophy, and are organized to measure, monitor, and deliver high levels of client satisfaction.

We have also developed relationships with a number of implementation partners. These partners provide implementation services and other professional services related to our platform. We anticipate that we will continue to develop partnerships with a select number of third parties to help grow our business and deliver our solutions. In those markets where we have established such partnerships, we consider these important to our and our clients’ success.

Case studies

Baker McKenzie

Baker McKenzie is one of the largest law firms in the world with over 6,700 fee earners and $2.9 billion in revenues in fiscal year 2020 (ending June 2020). They placed fourth on The American Lawyer’s 2020 Am Law 200 ranking and are ranked the fourth highest grossing law firm in the world on the 2020 Global 200 survey. They solve complex legal problems for some of the world’s most demanding companies, while operating in an increasingly competitive marketplace.

An early adopter of cloud technology in the legal industry, Baker McKenzie began working with Intapp in 2011 when they immediately understood the power of connecting data. Continuously seeking solutions tailored to meet their unique industry needs, Baker McKenzie has since consistently embraced additional solutions from Intapp. Intapp has become a key partner of Baker McKenzie’s comprehensive innovation program to continuously drive better client outcomes by connecting the people, process, and technology that can accelerate change and deliver speed, accuracy, flexibility and efficiency gains.

Solution and Benefits:

•

Complete Solution in One Place: Seamlessly integrated Baker McKenzie’s data across the entire client lifecycle. This central repository of client, engagement and firm expertise information empowers Baker McKenzie to best apply experience and expertise to meet and exceed client expectations.

•

Efficient Client Intake: Streamlined the client on-boarding process to improve efficiency by approximately 60% and speed client response time by approximately 50% (an average of 4 hours to under 2 hours on conflicts clearance) with OnePlace Risk & Compliance. Centralized the complex, decentralized process with lower cost operations teams, which benefits clients with approximately 30% lower costs and reduced risk.

•

360-Degree Client View: Leveraged this centralized client data to create a connected global view of complex, multi-dimensional client-firm relationships (with OnePlace Marketing & Business Development), which drives their key-client program centered growth strategy. AI-driven insights and seamless integration with third-party data sources deliver added intelligence to best service key clients.

Baker McKenzie also uses Intapp software for conflicts management, time recording, confidentiality management, workflow automation, and data integration.

Dan Surowiec, Global Chief Information Officer:

“Designed specifically for our unique industry needs, the Intapp platform seamlessly integrates Baker McKenzie’s data across the entire client lifecycle. Over the years, we have continuously adopted the latest Intapp innovations, leveraging Intapp’s full suite of solutions for law firms. Intapp is one of the three core pillars of our digital transformation; we rely on this foundation to deliver superior client service and grow our firm.”

The Carlyle Group

Carlyle is one of the largest global investment firms with more than 1,800 professionals worldwide, managing $246 billion in assets, spanning three core business segments (Global Private Equity, Global Credit, and Investment Solutions) and 397 investment vehicles as of December 31, 2020.

Carlyle’s combination of its global reach, industry expertise and diverse teams allow it to maintain its competitive advantage and partner with great management teams to build better businesses and make an impact. Carlyle needed a technology to track deals and relationships in a single solution that could scale globally and accommodate the varying needs of its business segments. Starting in 2017, Carlyle implemented Intapp’s DealCloud platfrom in a phased, global rollout to each of its three segments, replacing a mix of horizontal software platforms.

Solution and Benefits:

•

Single Source of Truth: Created a centralized and institutionalized data source capturing the firm’s deal pipeline, diligence data and industry research with increased access to a firm-wide repository resulting in leaders being better able to manage, view and report on their business in real-time to gain a competitive edge.

•	Better Coverage Models: Drove a centralized view of all activity at key relationships across intermediary and banker coverage and industry groups, enabling stronger client relationships.

•	Increased Collaboration: Gained greater transparency across investment strategies and collaboration across core the three business units to make it easier for senior management to drive outcomes.

Sandra Horbach, Managing Director & Co-Head of US Buyout and Growth:

“Intapp’s DealCloud platform is helping us realize our OneCarlyle Advantage, allowing us to more effectively draw upon our significant scale and resources, including our deep and longstanding relationships and global institutional knowledge. Intapp’s DealCloud platform is the technology solution that connects our global deal teams and empowers us with deal and investment data which we believe gives Carlyle a competitive advantage.“

Fredrikson & Byron

Founded in 1948, Fredrikson & Byron has a reputation as the firm “where law and business meet.” With six Midwest offices and two international locations, Fredrikson attorneys provide strategic legal counsel and business acumen to their work on behalf of clients. To continue to provide exceptional value and results to their clients, the firm has a board level mandate to leverage technology to innovate and drive collaboration.

Solution and Benefits:

•

Modernized Risk Management: As an early cloud adopter in the legal market, first partnered with Intapp in 2012 to modernize its risk management processes. The firm implemented OnePlace Risk & Compliance to manage client confidentiality in 2012 and to streamline their intake and conflicts management processes in 2014, which helped manage clients’ risk exposure and improved firm efficiency, saving lawyers approximately 2-4 hours every month. The firm is currently engaged with the Intapp team to automatically capture and categorize client guideline requirements leveraging Intapp AI to improve terms compliance.

•

Insights-Guided Pricing: Developed innovative insights-driven approach to pricing client engagements using Intapp’s AI-guided pricing capability in 2019. Firm lawyers can also provide visibility into potential outcomes based on past experience, which further builds trust.

•

Optimized Resource Management: Facilitated quickly locating firm experts and ensuring that the right professionals are engaged (leveraging the OnePlace experience capabilities since 2018) to deliver optimal results.

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Lasting Client Relationships: Built trust with improved pricing visibility (Intapp AI-guided pricing/AI-enabled engagement analysis) and a differentiated consultative approach. This approach allows the firm to apply expertise optimally to ensure successful client engagements.

•

Continuous Improvement: Worked directly with Intapp’s strategic consulting team as well as Intapp services partner Aurora North to deliver market leading solutions and continually innovate to meet client requirements.

Julie DuBois, Chief Financial Officer:

“We value our partnership with Intapp to help us continually improve and leverage technology to its fullest. Our work with Intapp began with a transformation of our risk management processes and has evolved to help us improve how we price and execute engagements. As we have leveraged more Intapp solutions over the years, enhanced by market-leading cloud and AI technology, we are increasingly able to drive better outcomes for our firm. Intapp is a strategic partner to the firm in our innovation journey.”

FTI Consulting

FTI Consulting is an industry-leading, global business advisory firm of over 6,300 employees dedicated to helping organizations manage change, mitigate risk and resolve disputes. Each practice at FTI Consulting is a leader in its field, staffed with experts recognized for the depth of their knowledge.

The firm offers a comprehensive suite of services to assist clients across the business cycle. Expertly addressing a high volume of complex conflict of interest checks of approximately 2,000 per month and maintaining ethical walls are critical to the firm’s success and reputation.

Solution and Benefits:

•	Ethical Walls Management: First enabled maintenance of ethical walls in 2013 for a client base with high demands and expectations.

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Conflicts Management: Facilitated management of high scale, broad scope conflicts processing to the highest level of integrity. Chose OnePlace to unify and automate a previously highly manual process involving numerous disparate systems and repetitive data entry, reducing processing time by up to 60% in many instances.

•

Streamlined Delivery: Adopted OnePlace Risk & Compliance to help practices more quickly onboard new clients by streamlining the firm’s end-to-end business acceptance process. Professionals can now deliver client services faster. Plans to integrate additional third-party systems into the process that will further streamline workflows.

Curtis Lu, General Counsel:

“lntapp has been transformative for our firm. We have gained tremendous efficiencies while managing risk more easily. We can also begin delivering client services faster, which impacts both client satisfaction and revenue. We trust lntapp to ensure we are managing risk and compliance in this area accurately and efficiently, allowing us to focus on winning and serving new clients.”

Hamilton Lane

Hamilton Lane (NASDAQ: HLNE) is a leading private markets investment management firm providing innovative solutions to sophisticated investors around the world. Dedicated exclusively to private markets investing for 29 years, the firm currently employs more than 440 professionals operating in offices throughout North America, Europe, Asia Pacific and the Middle East. Hamilton Lane has approximately $657 billion in assets under management and supervision, composed of approximately $76 billion in discretionary assets and approximately $581 billion in advisory assets, as of December 31, 2020. Hamilton Lane specializes in building flexible investment programs that provide clients access to the full spectrum of private markets strategies, sectors and geographies.

Hamilton Lane continues to be a leader and an avid proponent for the implementation of technology in private markets. The firm has been a pioneer in identifying, investing in and adopting technologies to the benefit of clients and work streams, and ultimately, the private markets more broadly. This approach includes partnering strategically with, and in certain cases, investing balance sheet capital into, businesses that are leading the change in all facets of private markets investing.

An Intapp investor and client since 2016, Hamilton Lane initially set out to more effectively and methodically manage its massive deal flow, communications and relationship data as it related to the firm’s three distinct investment teams - Fund Investments, Secondary Investments and Co-Investments. The investment decision process increasingly required that the teams leverage each other’s efforts, but prior to Intapp, each were using different processes and systems to track data. While the incumbent processes and systems served the individual teams well, the benefits of having a centralized, cloud-based system would allow for even greater efficiencies and collaboration. The successful implementation of Intapp’s solutions across the investment teams led to a broader roll-out to other functions such as business development and client relationship management.

Solution and Benefits:

•

Centralized Knowledge: Intapp’s DealCloud solution now serves as a single location for business development opportunities, historical communication flows with deal counterparties, historical client data, ongoing client interaction logs at both individual and company levels, and fundraising activity and progress.

•	Real-Time Client View: This single source of truth provides increased transparency and efficiency across investment teams with overlapping relationships.

•

Streamlined Access: Hamilton Lane estimates that Intapp’s DealCloud replaced 28 different systems or processes, with 55,000 internal information sharing emails eliminated and replaced by a centralized solution.

Erik Hirsch, Vice Chairman & Head of Strategic Initiatives

“The Intapp DealCloud solution delivers real, scalable efficiencies, allowing private markets participants to track, monitor and access information in real time. The solution enabled us to streamline our various systems into a single consolidated and fully connected platform accessible across various investment teams simultaneously. We are proud to be an investor and user of this leading-edge technology-enabled solution.”

KPMG

KPMG is one of the Big Four accounting firms and one of the largest organizations in the world with over 200,000 employees. The global Corporate Finance practices of KPMG International’s independent member firms is a leading investment banking network, ranked #1 in the Global Middle-Market League Tables, for the past five, 10, 15 and 20 years cumulatively, according to Refinitiv’s Mid-Market M&A Review. KPMG is also a leader in adoption of cloud-based software to meet the stringent security, data privacy and requirements of offering these services. KPMG became an Intapp client in 2019, launching the use of DealCloud for its UK Corporate Finance team.

Solution and Benefits:

•

Single source of truth: The KPMG UK Corporate Finance team deployed Intapp to connect its M&A teams and comprehensive relationship lifecycle processes - from strategy and targeting, through origination and engagement execution. M&A professionals can now track any deal across every point in its lifecycle.

•

Collective knowledge: With access to the firm’s collective knowledge in one system, empowered KPMG M&A professionals to offer better advice and make better decisions, making them more competitive in the market.

•

Connected systems: Currently integrating Intapp DealCloud with Microsoft Dynamics to enable firmwide visibility of activities and relationships in KPMG’s corporate finance practice across additional KPMG groups and teams.

•

Active Time Capture: The KPMG UK Legal and Tax departments are adopting OnePlace Operations & Finance to actively capture all professional time spent, which will prevent revenue leakage. This solution will replace their generic system of record (large scale, horizontal ERP system) which did not allow for active or mobile time capture.

Jonathan Boyers, Partner and Head of Corporate Finance at KPMG UK:

“KPMG’s market leadership relies on being a modern professional services firm operating on modern cloud technology. From capturing time—so we monetize our work accurately and capture our team’s experience—to running successful deals, we rely on Intapp. Moving forward, with a rich selection of purpose-built solutions for professional service firms, Intapp is a key partner in building our firm of the future and driving our competitiveness.”

The Riverside Company

The Riverside Company is a global investment firm focused on being one of the leading private capital options for investors, business owners and employees at the smaller end of the middle market by seeking to fuel transformative growth and creating lasting value. Since its founding in 1988, Riverside has made more than 750 investments. The firm’s international private equity and structured capital portfolios include more than 120 companies.

Contending with disparate applications and workflows, along with compliance requirements and enterprise reporting, Riverside adopted the DealCloud solution for its deal making processes in 2018. This solution streamlined operations, contained overhead costs, delivered better business outcomes and strengthened its corporate culture.

Solution and Benefits:

•	Centralized Contact Data: Integrates business development and marketing efforts by unifying separate CRM and email marketing systems into DealCloud, delivering closed-loop visibility and insights.

•

Improved Business Productivity: Generates deal screening memos, tear sheets and deal-metrics reports automatically. Deal-metrics reports are now generated in minutes rather than several hours per month per fund with previous cumbersome process.

•

Reduced Risk: Centralizes and automates notification and approval workflows, reducing errors and providing operational efficiencies. A fully auditable, complete history of wire transfers related to transactions ensures compliance. Automatic deactivation of departed staff accounts minimizes key-person risk.

•

Enhanced Agility and Culture: Enables professionals to efficiently collaborate and confidently make decisions thanks to firmwide access to information. Improved collaboration, accountability, and transparency results in a positive effect on Riverside’s corporate culture.

Pam Hendrickson, Vice Chairman:

“Riverside has always had a very collaborative culture, but disparate sources of data were unintentionally introducing inefficiencies across parts of the organization. Deal Cloud really helped to solve the problem, allowing Riversiders around the world to have immediate access to critical information from anywhere at any time. As a firm that invested in 60 companies in the middle of a global pandemic, our ability to work collaboratively and streamline decision making has been critical to our success”

Research and development

Our ability to compete depends in large part on our continuous commitment to research and development and our ability to rapidly introduce new technologies, features, and functionality. Our research and development team is responsible for the design, architecture, testing, and quality of our solutions. We focus our efforts on enhancing our existing solutions and developing new solutions for our clients.

Our research and development teams are primarily located in Palo Alto, California, Charlotte, North Carolina, Jersey City, New Jersey, Manchester, England, Kyiv, Ukraine, Ivanovo, Russia and Minsk, Belarus. Research and development expenses were $28.8 million and $42.1 million for fiscal years 2019 and 2020, respectively, and $20.9 million and $24.1 million for the six months ending December 31, 2019 and 2020, respectively, and we intend to increase our investments in research and development in the future to support the developments of new technologies, features, and functions for our solutions.

Culture and employees

We have built our culture around the success of our clients, our partners, our employees, and our investors. We have carefully recruited, selected, and developed employees who are highly focused on delivering success for our clients in the professional and financial services industry. This strategy is a crucial element of our hiring and evaluation processes throughout all departments. We believe this approach produces high levels of both client success and employee engagement.

We believe we provide employees a unique opportunity to develop and sell world-class solutions within a specific industry. The Intapp Platform offers our developers an opportunity to build important solutions that can become the standard in the professional and financial services industry, while enabling sales personnel to sell a growing portfolio of solutions to a focused, deep set of professional and financial services firms. We believe that this unique opportunity will allow us to continue to attract top talent for our product development and sales efforts.

As of December 31, 2020, we had 650 full-time employees.

Our employees are primarily located in the United States, the United Kingdom, Europe, and Australia. The Company also utilizes independent contractors, brokers, and consultants, including a substantial number of developers working in research and development. None of our employees are represented by a labor union or are a party to a collective bargaining agreement and we consider our relationship with our employees to be strong.

Competition

The professional and financial services industry is highly competitive and subject to change from the introduction of new products and technologies and other activities of industry participants.

We do not believe that any of our competitors currently offer a full suite of solutions that effectively competes with the full functionality of the Intapp Platform for this industry. We believe our success in growing our business will depend on our ability to demonstrate to our clients in the professional and financial services industry that our solutions provide superior business outcomes to other competitive solutions, including, but not limited to legacy applications, manual processes, horizontal platforms, and point solutions.

We believe that the principal competitive factors in our industry include the following:

•	Deep domain experience and a long-term, trusted relationship;
•	Product innovation, quality, functionality and design;
•	Solutions that are purpose built for this industry;
•	Platform solutions that are complete end-to-end solutions across the relationship lifecycle;
•	Solutions that enable connectedness of key data and processes through the use of AI;
•	A track record of, delivering value consistently over time;
•	A strong commitment to security and privacy; and
•	Brand reputation and name recognition in the industry.

We believe we compete favorably across these factors. However, some of our competitors and potential competitors are large and have greater brand name recognition, longer operating histories, larger marketing budgets and established marketing relationships, access to larger client bases and significantly greater resources for the development of their offerings. Moreover, because our market is highly competitive and subject to rapid change, it is possible that new entrants, especially those with substantial resources, more efficient operating models, more rapid technology and content development cycles, or lower marketing costs, could introduce new solutions that disrupt our market and better address the needs of our clients and potential clients.

Further, certain of our competitors may challenge our intellectual property, may develop additional competing or superior technologies and processes and compete more aggressively and sustain that competition over a longer period of time than we could. Our solutions may be rendered obsolete or uneconomical by technological advances or entirely different approaches developed by one or more of our competitors. As more companies develop new intellectual property in our market, there is the possibility of a competitor acquiring patents or other rights that may limit our ability to update our technologies and products which may impact demand for our products. See the section titled “Risk Factors—Assertions by third parties of infringement or other violation by us of their intellectual property rights could result in significant costs and substantially harm our business and results of operations” for additional information.

Intellectual property

We rely on a combination of patent, copyright, trademark and trade secret laws, and confidentiality and invention assignment agreements to protect our intellectual property rights. As of December 31, 2020, we had rights to 3 issued United States patents, 2 pending United States patent applications and 9 pending foreign patent applications. Our most material foreign patents issued and patent applications pending are in Europe. Our patents cover various aspects of the Intapp Platform. The term of individual patents depends on the legal term for patents in the countries in which they are granted. In most countries, including the United States, the patent term is generally 20 years from the earliest claimed filing date of a nonprovisional patent application in the applicable country. Our patents expire between 2026 and 2030. Once a patent expires, the protection ends, and the invention covered by the patent enters the public domain; that is, anyone can commercially exploit the invention without infringing the patent.

There is no active patent litigation involving any of our patents and we have not received any notices claiming that our activities infringe a third-party’s patent.

We cannot guarantee that patents will be issued from any of our pending applications or that, if patents are issued, they will be of sufficient scope or strength to provide meaningful protection for our technology. Notwithstanding the scope of the patent protection available to us, a competitor could develop treatment methods or devices that are not covered by our patents. Furthermore, numerous United States and foreign-issued patents and patent applications owned by third parties exist in the fields in which we are developing solutions. Because patent applications can take many years to publish, there may be applications unknown to us, which may later result in issued patents that our existing or future solutions or technologies may be alleged to infringe.

In the future, we may need to engage in litigation to enforce patents issued or licensed to us, to protect our trade secrets or know-how, to defend against claims of infringement of the rights of others or to determine the scope and validity of the proprietary rights of others. Litigation could be costly and could divert our attention from other functions and responsibilities. Furthermore, even if our patents are found to be valid and infringed, a court may refuse to grant injunctive relief against the infringer and instead grant us monetary damages or ongoing royalties. Such monetary compensation may be insufficient to adequately offset the damage to our business caused by the infringer’s competition in the market. Adverse determinations in litigation could subject us to significant liabilities to third parties, require us to seek licenses from third parties or could prevent us from manufacturing, selling or using the solution accused of infringement, any of which could severely harm our business. See “Risk Factors Intellectual Property” for additional information regarding these and other risks related to our intellectual property portfolio and their potential effect on us.

We also rely upon trademarks to build and maintain the integrity of our brand. As of December 31, 2020, we had 26 registered trademark filings and 13 pending trademark applications in multiple jurisdictions.

We also rely, in part, upon trade secrets, know-how and continuing technological innovation, and licensing arrangements, to develop and maintain our competitive position. We protect our proprietary rights through a variety of methods, including confidentiality and assignment agreements with suppliers, employees, consultants, and others who may have access to our proprietary information.

Facilities

We have eight offices globally, all in leased premises. Our corporate headquarters is located in Palo Alto, California, and consists of approximately 26,000 square feet of space pursuant to a lease that expires in August 2023. In addition to our head office, we also maintain seven offices in multiple locations in the United States and internationally in the United Kingdom, Australia and Ukraine. Our lease renewal dates range from 2021 to 2030. We intend to procure additional space in the future as we continue to add employees and expand geographically. We believe our facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate our operations.

Regulations

We are subject to a variety of laws and regulations in the United States and abroad that involve matters central to our business. Many of these laws and regulations are still evolving and being tested in courts and could be interpreted in ways that could harm our business. These may involve privacy, data protection, content, intellectual property, data security, and data retention and deletion. In particular, we are subject to federal, state, and foreign laws regarding data protection and privacy. Foreign data protection, privacy, content, and other laws and regulations can impose different obligations or be more restrictive than those in the United States. United States federal and state and foreign laws and regulations, which in some cases can be enforced by private parties in addition to government entities, are constantly evolving and can be subject to significant change. As a result, the application, interpretation, and enforcement of these laws and regulations are often uncertain, particularly in the new and evolving industry in which we operate, and may be interpreted and applied inconsistently from country to country and inconsistently with our current policies and practices. For example, the European Union’s GDPR, which became effective on May 25, 2018, has resulted and will continue to result in significantly greater compliance burdens and costs for companies with users and operations in the European Union. Under GDPR, fines of up to 20 million Euros or up to 4% of the annual global revenues of the infringer, whichever is greater, can be imposed for violations. Further, Brexit has created uncertainty with regard to the regulation of data protection in the United Kingdom. In particular, it is unclear whether the United Kingdom will enact data protection laws or regulations designed to be consistent with GDPR and how data transfers to and from the United Kingdom will be regulated. In addition, California recently adopted the CCPA, which went into effect on January 1, 2020, and limits how we may collect and use certain data. The impact of this law on us and others in our industry is and will remain unclear until additional regulations are issued. The effects of the CCPA are potentially far-reaching, however, and may require us to modify our data processing practices and policies and incur substantial compliance-related costs and expenses. Non-compliance with these laws could result in penalties or significant legal liability. We have invested, and continue to invest, human and technology resources into our GDPR compliance efforts and our data privacy compliance efforts generally.

Legal proceedings

From time to time we may become involved in legal proceedings or investigations, which could have an adverse impact on our reputation, business and financial condition and divert the attention of our management from the operation of our business. We are not presently a party to any legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, results of operations, financial condition, or cash flows. We may from time to time receive letters from third parties alleging patent infringement, violation of employment practices, or trademark infringement, and we may in the future participate in litigation to defend ourselves. We cannot predict the results of any such disputes, and regardless of the potential outcomes, the existence thereof may have an adverse material impact on us due to diversion of management time and attention as well as the financial costs related to resolving such disputes.

Management

Directors and executive officers

Set forth below are the names, ages, and positions of our directors and executive officers as of the date hereof.

Name	Age	Position

Executive officers

John Hall	48	Director and Chief Executive Officer

Stephen Robertson	60	Chief Financial Officer

Thad Jampol	45	Co-Founder and Chief Product Officer

Don Coleman	45	Chief Operating Officer

Michele Murgel	60	Chief People and Places Officer

Other executive management

Dan Tacone	65	President and Chief Client Officer

Mark Holman	57	President, Accounting and Consulting and Chief Strategy Officer

Ben Harrison	35	Co-President, Financial Services of Intapp and Founder of DealCloud

Non-employee directors

Mukul Chawla	45	Director

Chris Gaffney	57	Director

Charles Moran	65	Director

Derek Schoettle	47	Director

Executive officers

John Hall, Chief Executive Officer

John Hall has served as a director and Chief Executive Officer of the Company since 2007. Prior to joining the Company, Mr. Hall was an early executive at VA Linux Systems and helped lead the company from its startup phase to its initial public offering. We believe that Mr. Hall is qualified to serve on our board of directors because of the perspective and experience he brings as our Chief Executive Officer.

Stephen Robertson, Chief Financial Officer

Stephen Robertson has served as Chief Financial Officer of the Company since 2016. Prior to joining the Company, Mr. Robertson served as chief financial officer of Axiom Law. Prior to Axiom Law, Mr. Robertson served as chief financial officer at RMS, a catastrophe risk modeling company, chief financial officer at Colo.com and chief financial officer at InsWeb, a publicly traded online insurance marketplace. Prior to such roles, Mr. Robertson spent 12 years in investment banking at Salomon Brothers, Alex. Brown & Sons, Smith Barney and Lehman Brothers. Mr. Robertson received an A.B. from Princeton University in History and an M.B.A. from the Stanford Graduate School of Business.

Thad Jampol, Co-founder and Chief Product Officer

Thad Jampol is the Co-Founder of the Company and has served as Chief Product Officer of the Company since 2000. Mr. Jampol is the architect of the Intapp Platform. Mr. Jampol received a B.S. from the University of California, Los Angeles in Computer Science.

Don Coleman, Chief Operating Officer

Don Coleman has served as the Chief Operating Officer of the Company since 2003. Prior to joining the Company, Mr. Coleman oversaw mergers and acquisitions at Excite@Home, a pioneering provider of internet media services, which was acquired by InterActiveCorporation. Prior to joining Excite@Home, Mr. Coleman served as the co-founder and chief executive officer of Stanford Student Enterprises. Mr. Coleman received a B.A. and B.S. from Stanford University in Economics and Biology.

Michele Murgel, Chief People and Places Officer

Michele Murgel has served as Chief People and Places Officer of the Company since 2020 and previously served as Senior Vice President of the Company since 2015. Prior to joining the Company, Ms. Murgel served as the Vice President of Human Resources at Coupons.com (now Quotient Technology), overseeing all human resources functions through the company’s initial public offering in 2014. Prior to Coupons.com, Ms. Murgel held executive leadership roles with Zappos, Macromedia (which was acquired by Adobe in 2005) and Alias Research (which was acquired by Autodesk in 2006). Ms. Murgel studied at the University of Toronto, Mississauga and graduated from Humber College Institute of Technology and Advanced Learning.

Other executive management

Dan Tacone, President and Chief Client Officer

Dan Tacone has served as the President since 2010 and Chief Client Officer of the Company since 2020. Prior to joining the Company, Mr. Tacone held leadership positions in sales, marketing, professional services and consulting at technology firms focused on the professional service industry. Mr. Tacone served as the vice president of sales and chief operating officer of Elite Information Systems, which was acquired by Thomson Reuters. Mr. Tacone served as senior vice president at Thomson Reuters. Mr. Tacone received a B.S. from Gannon University.

Mark Holman, President, Accounting & Consulting and Chief Strategy Officer

Mark Holman has served as President, Accounting & Consulting since 2020, and served as Chief Strategy Officer since 2019. Prior to joining the Company, Mr. Holman served as the President of Strategy, Investments and Marketing for Flex, a technology design and manufacturing firm. Prior to joining Flex, Mr. Holman served as a partner at A.T. Kearney and PwC and was the founding chief executive officer of E2open, a SaaS supply chain software firm. Mr. Holman received a B.S.E.E. from Kettering University and an M.B.A from the University of Michigan.

Ben Harrison, Co-President, Financial Services of Intapp and Founder of DealCloud

Ben Harrison is the Founder of DealCloud and has served as the President, Financial Services of the Company since 2018. At DealCloud, Mr. Harrison served as the president and chief executive officer and chief revenue officer. Prior to founding DealCloud, Ben worked for Falfurrias Capital Partners, a Charlotte-based private equity firm, and also in M&A advisory with Harris Williams & Co. and Edgeview Partners. Mr. Harrison received a B.S.B.A. from the University of North Carolina at Chapel Hill and was awarded the William M. Rawls scholarship.

Non-employee directors

In addition to John Hall, our board of directors includes four non-employee directors designated by certain of our Existing Holders. Mukul Chawla and Charles Moran were designated to serve on our board of directors by Temasek and Chris Gaffney and Derek Schoettle were designated to serve on our board of directors by Great Hill, in each case in accordance with the stockholder’s agreement described in “Certain Relationships and Related Party Transactions.”

Mukul Chawla, Director

Mukul Chawla has served as a member of the Company’s board of directors since 2017. Mr. Chawla is a Senior Managing Director at Temasek, where he co-heads the global Technology, Media and Telecom and North America groups. Prior to joining Temasek, Mr. Chawla was a private equity investor at Warburg Pincus, held operating roles at Cisco Systems Inc. and served an appointment at the U.S. Federal Communications Commission. Mr. Chawla is a board director of Global Healthcare Exchange LLC, WebMD Health Corp. and Internet Brands. Previously, Mr. Chawla served as a board member for Blujay Solutions Ltd., Fanatics Holdings Inc., SoundCloud Inc., Pluribus Networks, USN and Aicent. Mr. Chawla received a B.S. from the Birla Institute of Technology & Science, Pilani, M.S. in Computer Science from the University of Illinois at Urbana-Champaign and an M.B.A. from The Wharton School of the University of Pennsylvania. We believe that Mr. Chawla is qualified to serve on our board of directors due to his extensive finance and technology industry experience.

Chris Gaffney, Director

Chris Gaffney has served as a member of the Company’s board of directors since 2012. Mr. Gaffney is a co-founder and managing partner of private equity firm Great Hill Partners, where he is responsible for transaction origination, investment policy, fundraising, investor relations and the general management of the firm. Mr. Gaffney currently serves as a board member for EvolveIP, LLC, Ikon Science Ltd., G/O Media, Inc., Enterprise DB Corporation, Varicent Software, Inc., Mission Cloud Services Inc., Locus Robotics Corp., Paradox, Inc., Special Olympics Massachusetts and Lesley University. Previously, Mr. Gaffney served as a board member for Zoom Information, Inc., Jobing Inc., She Knows Media, Inc., QuietLogistics, Legacy.com, Inc. and Educaedu, S.L. Mr. Gaffney has participated in the private equity business since 1986 and his investment experience covers a broad group of industries, including business and IT software and services, information services, eCommerce, consumer and online services, financial services and insurance, digital publishing, telecommunications, logistics, education, and cable and broadcasting. Mr. Gaffney received a B.B.A. and B.S. from Boston College in accounting and economics. We believe that Mr. Gaffney is qualified to serve on our board of directors due to his extensive finance industry experience.

Charles Moran, Director

Charles Moran has served as a member of the Company’s board of directors since 2019. Mr. Moran was the founder and former President and Chief Executive Officer of Skillsoft PLC, a leading global provider of cloud-based learning and talent management solutions. Prior to founding Skillsoft PLC, Mr. Moran served as president and chief executive officer of NETg, a former subsidiary of National Education Corporation, and a provider of computer-based training for IT professionals. Prior to joining Netg, Mr. Moran served as the chief operating officer and chief financial officer of SoftDesk, which was acquired by Autodesk Inc. Prior to joining Softdesk, Mr. Moran served as president of Sytron Corporation, a data management software subsidiary of Rexon Inc. Mr. Moran currently serves as a board member for Duck Creek Technologies Inc., Commvault Systems Inc. and Manhattan Associates Inc., and several private companies. Previously, Mr. Moran served as a board member for Clarivate Analytics PLC. Mr. Moran received a B.S. from Boston College and an M.B.A. from Suffolk University. We believe that Mr. Moran is qualified to serve on our board of directors due to his extensive background in the technology industry and his leadership experience.

Derek Schoettle, Director

Derek Schoettle has served as a member of the Company’s board of directors since February 2020. Mr. Schoettle joined Great Hill Partners in 2019 and serves as the Growth Partner. Prior to joining Great Hill Partners, Mr. Schoettle served as chief executive officer of ZoomInfo, a B2B data and business information solutions provider. Prior to Zoominfo, Mr. Schoettle served as general manager at IBM and chief executive officer of the NoSQL database-as-a-service (DBaaS) provider. Prior to joining IBM, Mr. Schoettle served as chief executive officer of Cloudant, Inc., which was acquired by IBM in 2014. Mr. Schoettle is a member of the Forbes Technology Council, a board member of The Mass Technology Leadership Council, an Entrepreneur in Residence at The Blank Center at Babson College and is active in a number of Boston-area start-ups. Mr. Schoettle received a B.A. from Dickinson College and an M.B.A. from Babson College. We believe that Mr. Schoettle is qualified to serve on our board of directors due to his extensive technology industry experience and his significant managerial experience at global technology companies.

Board of directors

In connection with this offering, we will amend and restate our certificate of incorporation and bylaws. Our amended and restated certificate of incorporation will provide that the number of directors of our board shall be established from time to time by our board. Immediately after this offering, our board of directors will initially be composed of              members.

Director independence

Our board of directors has determined that             and             are “independent directors” as defined under the listing requirements of the Nasdaq Global Market. In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and relationships as they may relate to us and our management, including the beneficial ownership of our capital stock by each non-employee director and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.” In addition to determining whether each director satisfies the director independence requirements set forth in the listing requirements of the Nasdaq Global Market, in the case of members of the audit committee and compensation committee, our board of directors will also make an affirmative determination that such members also satisfy separate independence requirements and current standards imposed by the SEC and the

Nasdaq Global Market regulations for audit committee members and by the SEC, the Nasdaq Global Market and the IRS for compensation committee members.

Committees of the board of directors

Upon the completion of this offering, we will establish the following committees of our board of directors.

Audit Committee

The audit committee, among other things:

•

reviews the audit plans and findings of our independent registered public accounting firm and our internal audit and risk review staff, as well as the results of regulatory examinations, and tracks management’s corrective action plans where necessary;

•	reviews our financial statements, including any significant financial items and/or changes in accounting policies, with our senior management and independent registered public accounting firm;

•	reviews our financial risk and control procedures, compliance programs and significant tax, legal and regulatory matters;

•

has the sole discretion to appoint annually our independent registered public accounting firm, evaluate its independence and performance and set clear hiring policies for employees or former employees of the independent registered public accounting firm; and

•	reviews and approves in advance any proposed related person transactions.

The members of the audit committee are            ,            and            . Rule 10A-3 of the Exchange Act and the corporate governance standards of the Nasdaq Global Market require that our audit committee have at least one independent member upon the listing of our common stock, have a majority of independent members within 90 days of the date of this prospectus and be composed entirely of independent members within one year of the date of this prospectus. Our board of directors has affirmatively determined that            meets the definition of “independent director” for purposes of serving on the audit committee under Rule 10A-3 of the Exchange Act and the corporate governance standards of the Nasdaq Global Market. Our board of directors has determined that each director appointed to the audit committee is financially literate, and our board of directors has determined that            is our audit committee financial expert.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee, among other things:

•

reviews the performance of our board of directors and makes recommendations to our board of directors regarding the selection of candidates, qualification and competency requirements for service on our board of directors and the suitability of proposed nominees as directors;

•	advises our board of directors with respect to the corporate governance principles applicable to us;

•	oversees the evaluation of our board of directors and management;

•	reviews and approves in advance any related party transaction, other than those that are pre-approved pursuant to pre-approval guidelines or rules established by the committee; and

•	recommends guidelines or rules to cover specific categories of transactions.

The members of the nominating and corporate governance committee are            ,            and            .

Compensation Committee

The compensation committee, among other things:

•	reviews, modifies and approves (or if it deems appropriate, makes recommendations to the full board of directors regarding) our overall compensation strategy and policies;

•	reviews and recommends to our board of directors the salaries, benefits and equity incentive grants, consultants, officers, directors and other individuals we compensate;

•

reviews and approves corporate goals and objectives relevant to executive officer compensation, evaluates executive officer performance in light of those goals and objectives, and determines executive officer compensation based on that evaluation;

•	reviews and approves the terms of any employment agreements, severance arrangements, change in control protections and any other compensatory arrangements for our executive officers; and

•	oversees our compensation and employee benefit plans.

The members of the compensation committee are            ,            and            . All members of our compensation committee are “non-employee” directors as defined in Rule 16b-3(b)(3) under the Exchange Act.

Compensation committee interlocks and insider participation

No member of our Compensation Committee is or has been one of our officers or employees, and none has any relationships with us of the type that is required to be disclosed under Item 404 of Regulation S-K. None of our executive officers serves or has served as a member of the board of directors, compensation committee or other board committee performing equivalent functions of any entity that has one or more executive officers serving as one of our directors or on our Compensation Committee.

Code of business conduct and ethics

We will adopt a Code of Business Conduct and Ethics, which will be posted on our website, that applies to all employees and each of our directors and officers, including our principal executive officer and principal financial officer. The purpose of the Code of Business Conduct and Ethics will be to promote, among other things, honest and ethical conduct, full, fair, accurate, timely and understandable disclosure in public communications and reports and documents that we file with, or submit to, the SEC, compliance with applicable governmental laws, rules and regulations, accountability for adherence to the code and the reporting of violations thereof.

Executive compensation

This section sets forth the compensation of our named executive officers (“NEOs”) prior to our initial public offering. Our NEOs for the fiscal year ended June 30, 2020 (referred to herein as fiscal year 2020), which consist of our Chief Executive Officer, and our two most highly compensated executive officers who were serving as executive officers as of June 30, 2020 are as follows:

•	John Hall, Chief Executive Officer
•	Stephen Robertson, Chief Financial Officer
•	Thad Jampol, Co-Founder and Chief Product Officer

As an emerging growth company, we have elected to take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements and exemptions from the requirements of holding nonbinding advisory votes on executive compensation.

Summary compensation table

The following table summarizes the total compensation paid to or earned by each of our NEOs in the fiscal year ended June 30, 2020.

Name and principal position	Base salary ($)	Nonequity incentive plan compensation ($)(1)	All other compensation ($)(2)	Total ($)
John Hall, Chief Executive Officer	405,765	162,306	158,400	726,471

Stephen Robertson, Chief Financial Officer	378,560	151,424	8,400	538,384

Thad Jampol, Co-Founder and Chief Product Officer	350,438	84,106	8,400	442,944

(1)	Amounts reported represent 80% of the NEO’s annual cash bonus target. For additional information, please see the description of our Annual Cash Bonus below.
(2)	Amounts reported represent (1) a 401(k) employer contribution to each of our NEOs and (2) a portion of the annual stipend for Mr. Hall in the amount of $150,000 pursuant to Mr. Hall’s employment agreement that provides him an annual payment of $200,000 for all ordinary business expenses incurred by him, $50,000 of which was forgone by Mr. Hall for fiscal year 2020 due to the impact of COVID-19 that prevented Mr. Hall’s routine business travel.

Overview of our executive compensation program

Elements of compensation

Base salary

Base salaries are intended to provide a level of compensation sufficient to attract and retain an effective management team, when considered in combination with the other components of our executive compensation program. The relative levels of base salary for our NEOs are designed to reflect each NEO’s scope of responsibility and accountability. Each NEO’s base salary for the fiscal year 2020 is listed in the “Summary Compensation Table” above.

Annual cash bonus

We provide our senior leadership team with short-term incentive compensation through an annual cash bonus program. Annual bonus compensation holds executives accountable, rewards the executives based on actual business results and helps sustain a “pay for performance” culture.

For the fiscal year 2020, our Board established the performance objectives for our CEO that were comprised of both corporate and individual objectives, and our CEO established performance objectives for each of our executives, including our other NEOs, based on our business and performance plan as approved by our Board at the beginning of the fiscal year. Upon assessment at the end of the fiscal year 2020, our Board determined that our CEO had achieved his individual performance objectives for fiscal year 2020, and our CEO determined that each of Messrs. Robertson and Jampol had achieved their individual performance objectives for fiscal year 2020, such that they earned 100% of their annual cash bonus target. The annual cash bonus targets for Messrs. Hall and Robertson are 50% of their respective annual base salaries, with a maximum annual cash bonus, in each case, of 100% of their respective annual base salaries, and for Mr. Jampol an annual target bonus of 30% of his annual base salary, with a maximum annual cash bonus of 60% of his annual base salary.

As part of our broad-based efforts to reduce costs and focus on short-term cash management during the period of uncertainty resulting from the economic downturn caused by the COVID-19 pandemic, our NEOs discussed and agreed to a 20% reduction to the annual cash bonus payout, resulting in each of Messrs. Hall, Robertson and Jampol receiving an annual cash bonus payment of 80% of their annual cash bonus target instead of 100% at target.

Please see the “Nonequity Incentive Plan Compensation” column in the “Summary Compensation Table” above for the amounts of the annual cash bonuses paid to each NEO with respect to fiscal year 2020. For information regarding the bonus target amounts applicable to our NEOs, see the section entitled “Employment Agreements with our NEOs” below.

Equity awards during fiscal year 2020

We grant equity awards in the form of stock options to our employees, including our NEOs, as the long-term incentive component of our compensation program. Our stock options allow our employees to purchase shares of our common stock at a price per share equal to the fair market value of our common stock on the date of grant. In the past, our board of directors has determined the fair market value of our common stock based on inputs including valuation reports prepared by third-party valuation firms. Our stock options granted to newly hired employees generally vest as to 25% of the total number of shares subject to the option on the first anniversary of the vesting commencement date and in equal monthly installments thereafter for 36 months. None of our NEOs were granted any stock options during the fiscal year 2020.

Employment agreements with our NEOs

Each of our NEOs is a party to a written employment arrangement. The material terms of each of those arrangements are summarized below. The summaries are not complete description of all provisions of the employment arrangements and are qualified in their entirety by reference to the written employment arrangements, each filed as an exhibit to the registration statement of which this prospectus is a part. For a description of the compensation actually paid to the NEOs for fiscal year 2020, please refer to the “Summary Compensation Table” above.

Employment agreement with John Hall

Mr. Hall and Integration Appliance, Inc. entered into an employment agreement on December 21, 2012, amended as of June 27, 2018 (Mr. Hall’s employment agreement, as amended, the “Hall Employment Agreement”). The Hall Employment Agreement provides Mr. Hall an annual base salary, an annual target bonus opportunity of 50% of his annual base salary and maximum bonus opportunity of 100% of his annual base salary based upon achievement of financial-based and/or strategy-based goals, employee benefit plan eligibility (including for long-term incentive plans and deferred compensation plans), paid personal leave of up to six weeks per year and an annual stipend of $200,000 in lieu of reimbursement for the ordinary business expenses Mr. Hall incurs.

Under the Hall Employment Agreement, in the event that Mr. Hall’s employment is terminated by us without cause (as defined in the Hall Employment Agreement) or by non-renewal of the employment term or by Mr. Hall for good reason (as defined in the Hall Employment Agreement), Mr. Hall would be entitled to (1) severance equal to 1.5 times his base salary at termination, payable in installments over the 18-month period following termination, (2) vesting of all stock options, restricted stock awards or other equity compensation awards then held by Mr. Hall that would have vested over the 12-month period following termination had Mr. Hall remained employed, and (3) payments in respect of continuing health care coverage for up to six months following termination. However, in the event that Mr. Hall’s employment is terminated by us without cause or by Mr. Hall for good reason upon consummation of, or within 30 days preceding a sale event (as defined in our 2012 Plan described below), then the cash payments due to him would be made in a lump sum payment within 60 days of the closing of the sale event rather than in installments over the 18-month period. In addition, upon the consummation of a sale event (whether or not Mr. Hall’s employment is terminated), or upon the termination of Mr. Hall’s employment by us without cause or by Mr. Hall for good reason within 30 days preceding a sale event, all then-unvested stock options, restricted stock awards or other equity compensation awards then held by Mr. Hall would vest in full.

The Hall Employment Agreement contains restrictive covenants and other obligations relating to non-competition with us, non-solicitation of our clients and employees, non-disclosure of our proprietary information and assignment of inventions. Further, Mr. Hall is party to a Confidential Information and Invention Assignment Agreement with us under our former name, Tsunami Software, Inc., which contains confidentiality and assignment of inventions obligations.

Offer letter with Stephen Robertson

Mr. Robertson and Integration Appliance, Inc. entered into an amended and restated letter of offer of employment (which superseded Mr. Robertson’s prior offer letter with us) on July 1, 2020 (the “Robertson Offer Letter”). The Robertson Offer Letter provides Mr. Robertson an annual base salary, an annual target bonus opportunity of 50% of his annual base salary and maximum bonus opportunity of 100% of his annual base salary based upon achievement of objectives established by us, employee benefit plan eligibility and paid time off in accordance with our policies.

The Robertson Offer Letter further provides that, in the event of a change in control (as the term “sale event” is defined in our 2012 Plan), Mr. Robertson would vest into a number of shares subject to his then held options equal to the lesser of the number of shares that otherwise would have vested in the 24 months following the change in control or all unvested shares. In the event that Mr. Robertson is terminated without cause (as defined in the Robertson Offer Letter) or Mr. Robertson resigns for good reason (meaning a material reduction in Mr. Robertson’s duties or responsibilities that is inconsistent with his position, except for a change of title alone) on or within 12 months following a change in control, then Mr. Robertson would vest into all of the shares subject to the options held by him as of his termination. In addition, if Mr. Robertson was terminated without cause or if Mr. Robertson resigned for good reason (whether or not in connection with a change in control), Mr. Robertson would be entitled to receive (1) severance equal to 12-months of his base salary at termination, and (2) payments in respect of continuing health care coverage for 12 months following termination.

Mr. Robertson is party to an Employee Invention Assignment and Confidentiality Agreement with Integration Appliance, Inc. that contains invention assignment, proprietary information and confidentiality obligations.

Employment agreement with Thad Jampol

Mr. Jampol and Integration Appliance, Inc. entered into an employment agreement on December 21, 2012 (the “Jampol Employment Agreement”). The Jampol Employment Agreement provides Mr. Jampol an annual base salary, an annual target bonus opportunity of 30% of his annual base salary and maximum bonus opportunity of 60% of his annual base salary based upon achievement of financial-based and/or strategy-based goals, employee benefit plan eligibility (including for long-term incentive plans and deferred compensation plans), and paid personal leave of up to four weeks per year.

Under the Jampol Employment Agreement, in the event that Mr. Jampol’s employment is terminated by us without cause (as defined in the Jampol Employment Agreement) or by non-renewal of the employment term or by Mr. Jampol for good reason (as defined in the Jampol Employment Agreement), Mr. Jampol would be entitled to (1) severance equal to 12-months of his base salary at termination, payable in installments over the 12-month period following termination, (2) vesting of all stock options, restricted stock awards or other equity compensation awards then held by Mr. Jampol that would have vested over the 12-month period following termination had Mr. Jampol remained employed, and (3) payments in respect of continuing health care coverage for up to six months following termination. However, in the event that Mr. Jampol’s employment is terminated by us without cause or by Mr. Jampol for good reason upon consummation of, or within 30 days preceding a sale event (as defined in our 2012 Plan described below), then the cash payments due to him would be made in a lump sum payment within 60 days of the closing of the sale event rather than in installments over the 12-month period. In addition, upon the consummation of a sale event (whether or not Mr. Jampol’s employment is terminated), or upon the termination of Mr. Jampol’s employment by us without cause or by Mr. Jampol for good reason within 30 days preceding a sale event, all stock options, restricted stock awards or other equity compensation awards then held by Mr. Jampol would vest in full.

The Jampol Employment Agreement contains restrictive covenants and other obligations relating to non-competition with us, non-solicitation of our clients and employees, non-disclosure of our proprietary information and assignment of inventions. Further, Mr. Jampol is party to a Confidential Information and Invention Assignment Agreement with us under our former name, Tsunami Software, Inc., which contains confidentiality and assignment of inventions obligations.

Retirement and employee benefits

All U.S. employees are eligible to participate in broad-based and comprehensive employee benefit programs, including medical, dental, vision, life and disability insurance and a 401(k) plan with matching contributions. Our NEOs are eligible to participate in these plans on the same basis as our other employees and do not participate in executive level programs. We do not sponsor or maintain any deferred compensation or supplemental retirement plans in addition to our 401(k) plan. The 401(k) matching contributions earned by each NEO in fiscal year 2020 are shown in the “Summary Compensation Table” under “All Other Compensation”.

Outstanding equity awards at fiscal year 2020

The following table summarizes the number of outstanding equity awards held by each of our NEOs as of June 30, 2020, each granted pursuant to our 2012 Plan (as defined below).

Name	Grant date	Number of securities underlying unexercised options exercisable (#)	Number of securities underlying unexercised options unexercisable (#)	Option exercise price ($)(1)	Option expiration date
John Hall	August 28, 2015(2)	1,864,300	—	$3.99	August 27, 2025
	July 27, 2017(3)	1,145,228	425,371	$7.45	July 26, 2027
Stephen Robertson	July 27, 2017(4)	79,553	35,447	$7.45	July 26, 2027
Thad Jampol	August 1, 2013(2)	123,368	—	$0.25	July 31, 2023
	August 28, 2015(2)	855,720	—	$3.99	August 27, 2025
	July 27, 2017(5)	95,433	35,447	$7.45	July 26, 2027

(1)	This column represents the fair value of a share of our common stock on the grant date, as determined by our board of directors.

(2)	The shares underlying this option are fully vested and immediately exercisable.

(3)

The shares underlying this option vest, subject to Mr. Hall’s continued employment with or services to us, as to 1/48th of the total shares on each monthly anniversary of July 1, 2017. Upon the consummation of a sale event (as defined in our 2012 Plan described below) regardless of Mr. Hall’s employment status, or upon the termination of Mr. Hall’s employment by us without cause or by Mr. Hall for good reason within 30 days preceding a sale event, all shares underlying this option will vest in full.

(4)

The shares underlying this option vest, subject to Mr. Robertson’s continued employment with or services to us, as to 1/48th of the total shares on each monthly anniversary of July 1, 2017. Upon the consummation of a sale event (as defined in our 2012 Plan described below), Mr. Robertson will become vested in a number of shares underlying this option equal to the lesser of the number of shares that otherwise would have vested in the 24 months following the sale event or all remaining unvested shares. Upon the termination of Mr. Robertson’s employment by us without cause or by Mr. Robertson for good reason within 12 months following a sale event, all shares underlying this option will vest in full.

(5)

The shares underlying this option vest, subject to Mr. Jampol’s continued employment with or services to us, as to 1/48th of the total shares on each monthly anniversary of July 1, 2017. Upon the consummation of a sale event (as defined in our 2012 Plan described below) regardless of Mr. Jampol’s employment status, or upon the termination of Mr. Jampol’s employment by us without cause or by Mr. Jampol for good reason within 30 days preceding a sale event, all shares underlying this option will vest in full.

Potential payments and benefits on termination

Please refer to the section entitled “Employment Agreements with NEOs,” above, for a description of the severance payments and benefits to be provided to our NEOs in connection with certain qualifying terminations of their employment.

Intapp, Inc. 2021 Omnibus Incentive Plan

Our board of directors adopted and our stockholders approved our 2021 Omnibus Incentive Plan (the “2021 Plan”) on                     , 2021 and the 2021 Plan will become effective as of the effective date of the registration statement of which this prospectus is a part. The purpose of the 2021 Plan will be to provide additional incentives to selected officers, employees, non-employee directors, independent contractors and consultants, to strengthen their commitment, motivate them to faithfully and diligently perform their responsibilities and to attract and retain competent and dedicated persons who are essential to the success of our business and whose efforts will impact our long-term growth and profitability. The material terms of the 2021 Plan will be summarized below once established. This summary is not a complete description of all provisions of the 2021 Plan and is qualified in its entirety by reference to the 2021 Plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Share reserve.    The total number of shares that may be delivered under the 2021 Plan will be                    shares of our common stock, which would represent approximately     % of our total outstanding shares of common stock after the date of this offering. The 2021 Plan will provide that the number of shares reserved and available for issuance will automatically increase each July 1, beginning on July 1, 2022 and ending on (and including) July 1, 2031 by the lesser of     % of the number of shares of our common stock reserved for issuance under the 2021 Plan,     % of the outstanding number of shares of our common stock on the immediately preceding June 30, or such lesser number of shares as determined by our compensation committee. The number of shares available under the 2021 Plan will be equitably adjusted to reflect certain transactions, including, but not limited to, merger, consolidation, reorganization, recapitalization, separation, reclassification, share dividend, share split, reverse share split, split up or spin-off.

Administration.    The 2021 Plan will be administered by the compensation committee of our board of directors. Subject to the provisions of the 2021 Plan, the administrator has the complete discretion to make all decisions relating to the 2021 Plan and outstanding awards, including but not limited to, selecting individuals for the granting of awards and determining the form and terms of the awards like vesting, exercisability, payment or other restrictions. Subject to certain limitations, the compensation committee may delegate some or all of its authority to one or more 2021 Plan administrators, including members of the compensation committee, our officers or selected advisors. All decisions made or action taken by our board of directors, compensation committee or any officer or employee to whom authority has been delegated under the 2021

Plan arising out of or in connection with the administration or interpretation of the 2021 Plan is final, conclusive and binding.

Eligibility.    All employees, non-employee directors and selected third-party service providers of the company and its subsidiaries and affiliates are eligible to participate in our 2021 Plan, as selected by the administrator in its sole discretion.

Types of awards.    The 2021 Plan provides for the grant of restricted shares, restricted share units, performance shares, performance share units, deferred share units, share options, share appreciation rights, cash-based awards and other forms of equity-based or equity-related awards, as determined by the administrator consistent with the purposes of the 2021 Plan.

Limits on awards.    The 2021 Plan will limit the grants of awards to a single participant in any fiscal year as follows:

•	the maximum aggregate number of shares that may be granted in the form of share options or share appreciation rights is shares;

•	the maximum aggregate number of shares that may be granted in the form of restricted shares, restricted share units, performance share units and deferred share units is shares;

•

the maximum aggregate payout at the end of an applicable performance period or vesting period with respect to awards of performance shares, performance share units (settled in shares), deferred share units, restricted shares or restricted share units (settled in shares) is                    shares, determined as of the date of grant;

•

the maximum aggregate amount that may be paid under an award of performance share units (settled in cash), cash-based awards or any other award that is payable in cash is $            , determined as of the date of grant; and

•

the maximum aggregate grant date fair market value of shares that may be granted under the 2021 Plan in any fiscal year to any non-employee director, when added to any cash compensation paid to such non-employee director in respect of such year, will not exceed $            .

Options and SARs.    The exercise price for options and share appreciation rights granted under the 2021 Plan may not be less than 100% of the closing trading price of a share of our common stock on the trading day prior to the date of grant, or 110% of the closing trading price of a share of our common stock on the trading day prior to the date of grant in the case of a grant of incentive stock option to an employee who owns or is deemed to own more than 10% of the combined voting power of all classes of stock of the company (or any parent or subsidiaries of the company). The term of options and share appreciation rights will not exceed ten years from the date of grant, except for an extension of up to ten business days if the expiry is occurring at the time of a trading blackout period. The options may be exercised in whole or in part, and the optionees may pay the exercise price (1) in cash, (2) by delivery of shares of our common stock previously acquired by the optionee in an amount equal to the aggregate exercise price, (3) by a cashless exercise in accordance with procedures authorized by our compensation committee from time to time, (4) through net share settlement or a similar procedure involving withholding of shares subject to the option with a value equal to the aggregate exercise price, (5) by any combination of (1) through (4), or (6) any other method approved by our compensation committee in its sole discretion. The share appreciation rights may be exercised by participants by the delivery of a notice to exercise, following which the participant will be entitled to receive an amount equal to the product of (a) the excess of the closing trading price of a share of our common stock on the trading day prior to the date of exercise over the closing trading price of a share of our common stock on the trading day prior to the date of grant and (b) the number of shares with respect to which the share appreciation right is exercised.

Restricted shares and restricted share units.    Restricted shares and restricted share units may be awarded under the 2021 Plan, each subject to conditions and restrictions determined by our compensation committee in its sole discretion and as set forth in the applicable award agreements. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with us through a specified vesting period.

Effect of a Change in Control.    Unless provided otherwise in an agreement or by the compensation committee prior to the date of the change in control, the 2021 Plan will provide that in the event of a change in control:

•	outstanding awards may be assumed by, or similar awards be substituted by, the successor in a transaction;

•

if the participant’s employment with a successor terminates in connection with or within one year following the change in control for any reason other than an involuntary termination by a successor for “cause” (as such term is defined in the applicable award agreement), all of the participant’s awards will become vested in full or deemed earned in full (assuming the target performance goals provided under the award were met, if applicable) effective on the date of the participant’s termination of employment. The minimum vesting period will not apply to a substitute award subject to time-based vesting restrictions no less than the restrictions of the awards being replaced; and

•

if the successor does not assume the awards or issue replacement awards, the compensation committee will cancel all awards then held by participants in exchange for cash payment or other compensation as described in the 2021 Plan.

Treatment of Awards Upon a Participant’s Termination of Employment.    The compensation committee will determine, at or after the time of grant, the terms and conditions that apply to any award upon a participant’s termination of employment with us and our affiliates. Subject to applicable laws, rules and regulations, as well as the minimum vesting period of one year, in connection with a participant’s termination, the compensation committee will have the discretion to accelerate the vesting, exercisability or settlement of, to eliminate the restrictions and conditions applicable to, or to extend the post-termination exercise period of an outstanding award.

Clawback.    All awards will be subject to clawback or recoupment pursuant to applicable laws, rules, regulations or our clawback policy as in effect from time to time.

Amendments or termination.    Our board of directors may, at any time, amend the 2021 Plan and any award made under the 2021 Plan for any reason or no reason, subject to applicable laws and the requirements of any stock exchange or governmental or regulatory body (including any requirement for shareholder approval); provided that no amendment may adversely affect in any material way any award previously granted under the 2021 Plan without the written consent of the participant, subject to certain conditions described in the 2021 Plan. Shareholder approval is required for any amendment that (1) increases the number of shares reserved for issuance, except in connection with a corporate transaction, (2) involves a reduction in the exercise price of an option or grant price of a share appreciation right, except in connection with a corporate transaction, (3) extends the term of an award beyond its original expiry date, except for an extension of up to ten business days if the expiry is occurring at the time of a trading blackout period, (4) permits transfers to persons other than permitted transferees or for estate settlement purposes or (5) deletes or reduces the range of amendments requiring shareholder approval. Our board of directors may also, at any time, terminate the 2021 Plan and cancel any award made under the 2021 Plan. Unless sooner terminated, the 2021 Plan will terminate ten years from the effective date.

Intapp, Inc. 2012 Stock Option and Grant Plan

Our board of directors adopted and our stockholders approved our 2012 Stock Option and Grant Plan (the “2012 Plan”) in December 21, 2012. No further grants will be made under the 2012 Plan following this offering. However, options outstanding under the 2012 Plan will continue to be governed by their existing terms. This summary is not a complete description of all provisions of the 2012 Plan and is qualified in its entirety by reference to the 2012 Plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Share reserve.    Under the 2012 Plan, as amended, an aggregate total of                    shares of our common stock were reserved for issuance, under the 2012 Plan, as adjusted. As of the date of this filing, our employees, directors and consultants hold outstanding stock options granted under the 2012 Plan for the purchase of up to                    shares of our common stock, with                    of those options vested as of such date. No other types of awards have been granted under the plan.

Administration.    The 2012 Plan is administered by our board of directors, or a committee of our board of directors comprised of not less than two directors. Subject to the provisions of the 2012 Plan, the administrator has the complete discretion to make all decisions relating to the 2012 Plan and outstanding awards, including but not limited to, selecting individuals for the granting of awards, determining the time or times of grant and the number of shares to be covered by each award, accelerating the exercisability or vesting of any or all portion of any award, imposing limitations on awards like transfer limitations and repurchase rights, extending the exercise period of option grants within the original expiration date, adopting or altering such rules and guidelines regarding the administration of the 2012 Plan and deciding disputes arising in connection with the 2012 Plan. All decisions and interpretations of the administrator will be binding. The administrator may also delegate in writing to our CEO all or part of the administrator’s authority and duties with respect to granting of awards at fair market value, provided that the delegation includes a limitation as to the amount of awards that may be granted during any period of delegation and contains guidelines as to the determination of the exercise price of any option, the conversion ratio or price of other awards and the vesting criteria.

Eligibility.    Employees, non-employee directors and consultants of the company and its subsidiaries who are responsible for, or contribute to, the management, growth or profitability of the company and its subsidiaries are eligible to participate in our 2012 Plan, as selected by the administrator in its sole discretion.

Types of awards.    Our 2012 Plan provides for the grant of incentive and nonstatutory stock options to purchase shares of our common stock and restricted and unrestricted shares of our common stock.

Options.    The exercise price for options granted under the 2012 Plan may not be less than 100% of the fair market value of our common stock on the option grant date, or 110% of the fair market value of our common stock on the option grant date in the case of a grant of incentive stock option to an employee who owns or is deemed to own more than 10% of the combined voting power of all classes of stock of the company (or any parent or subsidiaries of the company). The options may be exercised in whole or in part, and the optionees may pay the exercise price (1) in cash, (2) through delivery of a promissory note if our board of directors has expressly authorized the loan of funds to the optionee for purposes of option exercise, or (3) with the consent of the administrator, through the delivery of (A) shares of our common stock that have been purchased by the optionee on open market or beneficially owned by the optionee for at least six months and are not subject to any restrictions at the time of exercise or (B) a properly executed exercise notice together with irrevocable instructions to a broker to promptly deliver to the company cash or a check payable and acceptable to the company to pay the purchase price.

Options vest as determined by the administrator at the time of the grant. In general, we grant options that vest as to 25% of the total number of shares subject to the option on the first anniversary of the vesting commencement date and in equal monthly installments thereafter for 36 months. Options expire at the time determined by the administrator, but in no event more than ten years after they are granted, and no more than five years after they are granted in the case of a grant of incentive stock option to an employee who owns or is deemed to own more than 10% of the combined voting power of all classes of stock of the company (or any parent or subsidiaries of the company). The options generally expire earlier if the participant’s service terminates earlier.

Restricted and unrestricted shares.    Restricted shares may be awarded under the 2012 Plan, which purchase price may be payable in cash or other form of consideration acceptable to the administrator. In general, restricted shares will be subject to restrictions and conditions as the administrator may determine at the time of grant. Conditions may be based on continuous employment (or other service relationship) and/or achievement of pre-established performance goals and objectives. The terms and conditions of each award of restricted share will be determined by the administrator. In addition, the administrator may grant or sell unrestricted shares to any grantee for past services or other valid consideration, or in lieu of any cash compensation due to such individual.

Changes in capitalization.    In the event that there is a specified type of change in our capital structure due to a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change, the administrator will make an equitable or proportionate adjustment in (1) the maximum number of shares reserved for issuance under the 2012 Plan, (2) the number of options that can be granted to any one individual grantee, (3) the number and kind of shares or other securities subject to any then outstanding awards under the 2012 Plan, (4) the repurchase price per share subject to each outstanding restricted stock award, and (5) the exercise price and/or exchange price for each share subject to any then outstanding option under the 2012 Plan, without changing the aggregate exercise price as to which such options remain exercisable. The adjustment by the administrator will be final, binding and conclusive, and no fractional shares of our common stock will be issued under the 2012 Plan resulting from any such adjustment, but the administrator in its discretion may make a cash payment in lieu of fractional shares.

Mergers and other sale events.    In the event that there is, and subject to the consummation of, a “sale event,” the 2012 Plan and all outstanding options under the 2012 Plan will terminate upon the effective time of such sale event unless the proposed transaction contemplates an assumption or continuation of the options by the successor entity, or a substitution of such options with new options of the successor entity (or its parent or subsidiary), with appropriate adjustments. Upon termination of the 2012 Plan and all outstanding options under the 2012 Plan, each grantee will be permitted, within a specified period of time prior to the consummation of the sale event as determined by the administrator, to exercise all outstanding options held by such grantee that are then exercisable or will become exercisable as of the effective time of the sale event. The treatments of restricted stock awards in connection with a sale event are specified in the relevant individual award agreement.

For this purpose, a “sale event” includes:

•	our dissolution or liquidation;

•	the sale of all or substantially all of our assets on a consolidated basis to an unrelated person or entity;

•

a merger, reorganization or consolidation in which the outstanding shares of our common stock are converted into or exchanged for securities of the successor entity and the holders of our outstanding voting power immediately prior to such transaction do not own a majority of the outstanding voting power of the successor entity immediately upon completion of such transaction;

•	the sale of all or a majority of our outstanding capital stock to an unrelated person or entity; or

•

any other transaction in which, the owners of our outstanding voting power prior to such transaction do not own at least a majority of the outstanding voting power of the successor entity immediately upon completion of the transaction.

Amendments or termination.    Our board of directors may, at any time, amend or discontinue the 2012 Plan and the administrator may, at any time, amend or cancel any outstanding award or provide substitute awards at the same or reduced exercise or purchase price or with no exercise or purchase price in a manner not inconsistent with the terms of the 2012 Plan, provided that no such action will adversely affect rights under any outstanding award without the holder’s consent. If our board of directors amends the plan, it does not need stockholder approval of the amendment unless applicable law so requires.

Intapp, Inc. 2021 Employee Stock Purchase Plan

Our board of directors adopted and our stockholders approved our 2021 Employee Stock Purchase Plan (the “ESPP”), on                     , 2021 and the ESPP will become effective as of the effective date of the registration statement of which this prospectus is a part. The purpose of the ESPP is to provide eligible employees with a convenient means of acquiring an equity interest in the company through payroll deductions or other contributions. This summary is not a complete description of all provisions of the ESPP and is qualified in its entirety by reference to the ESPP, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Share reserve. The ESPP will initially reserve and authorize the issuance of up to a total of                  shares of our common stock to participating employees. The ESPP will provide that the number of shares reserved and available for issuance will automatically increase each July 1, beginning on July 1, 2022 and ending on (and including) July 1, 2031 by the lesser of         % of the number of shares of our common stock reserved for issuance under the ESPP,         % of the outstanding number of shares of our common stock on the immediately preceding June 30, or such lesser number of shares as determined by our compensation committee. The share reserve will be subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.

Administration. Our compensation committee will administer the ESPP and will have the full authority to adopt, alter and repeal any rules, guidelines and practices for the administration of the ESPP, interpret and construe the terms and provisions of the ESPP, make all determinations it deems advisable for the administration of the ESPP, decide all disputes arising in connection with the ESPP and otherwise supervise the administration of the ESPP. All decisions and interpretations by our compensation committee will be final and binding on all persons.

Eligibility. All employees whose customary employment is for more than 20 hours per week and for more than five months in any fiscal year will be eligible to participate in the ESPP. However, employees who are employed for 20 hours or less a week or for five months or less in any fiscal year may be eligible to participate if required by applicable law. Any employee who owns 5% or more of the total combined voting power or value of all classes of stock will not be eligible to purchase shares under the ESPP.

Offerings and Participation. We will make one or more offerings, consisting of one or more purchase periods, each year to our employees to purchase shares under the ESPP. The first offering, or the Initial Offering, will begin on the effective date of the registration statement of which this prospectus is a part and, unless otherwise determined by the administrator of the ESPP, will end on May 31, 2023, and the next two offerings will commence on the first trading day on or following each of December 1, 2021 and June 1, 2022 and will end on May 31, 2023. Thereafter, unless otherwise determined by the administrator of the ESPP, offerings will commence on the first trading day on or following each December 1 and June 1 and will end on the last trading day on or before May 31 or November 31, respectively. The administrator may, in its discretion, designate a different period for any offering, provided that no offering will exceed 27 months in duration. Unless otherwise determined by the administrator of the ESPP, each offering will be divided into equal six-month purchase periods, except that the first purchase period in the Initial Offering will commence on the registration date and end on the last trading day on or before November 30, 2021. Each eligible employee as of the effective date of the registration statement for the Initial Offering will be deemed to be a participant in the ESPP at that time and must authorize payroll deductions or other contributions by submitting an enrollment form by the deadline specified by the administrator. Each eligible employee may elect to participate in any subsequent offering by submitting an enrollment form at least 15 business days before the relevant offering date or by such other deadline as established by the administrator for the offering.

Contributions. Each employee who is a participant in the ESPP may purchase shares by authorizing contributions at a minimum of 1% up to a maximum of 20% of his or her compensation for each pay period. Unless the participating employee has previously withdrawn from the offering, his or her accumulated contributions will be used to purchase shares on the last business day of the purchase period at a price equal to 85% of the fair market value of the shares on the first business day of the offering period (which, for purposes of the Initial Offering, will be equal to our initial public offering price) or the last business day of the offering period, whichever is lower, provided that no more than

a number of shares of our common stock determined by dividing $             by the fair market value of the shares on the first business day of the offering period (or a lesser number as established by the plan administrator in advance of the purchase period) may be purchased by any one employee during each purchase period. Under applicable tax rules, an employee may purchase no more than $25,000 worth of shares of our common stock, valued at the start of the offering period, under the ESPP for each fiscal year in which a purchase right is outstanding. The accumulated contributions of any employee who is not a participant on the last day of a purchase period will be refunded. An employee’s rights under the ESPP terminate upon voluntary withdrawal from the plan or when the employee ceases employment with us for any reason.

Change in Control. Immediately prior to the effective date of a “change in control,” as defined in the ESPP, all outstanding purchase rights will automatically be exercised. The purchase price in effect for each participant will be equal to 85% of the market value per share on the start date of the offering period in which the participant is enrolled at the time the acquisition occurs or, if lower, 85% of the fair market value per share immediately prior to the acquisition.

Amendment and Termination. The ESPP may be terminated or amended by our board of directors at any time but will automatically terminate on the ten-year anniversary of the registration date. An amendment that increases the number of shares of our common stock that are authorized under the ESPP and certain other amendments will require the approval of our stockholders. The administrator may adopt subplans under the ESPP for employees of our non-U.S. subsidiaries who may participate in the ESPP and may permit such employees to participate in the ESPP on different terms, to the extent permitted by applicable law.

Director compensation

Director compensation table for fiscal year 2020

During the fiscal year 2020, none of our non-employee directors received any compensation for their services as a director. Our CEO also does not receive any additional compensation for his Board service. Pursuant to a service agreement with Mr. Moran, effective as of December 31, 2020, he was granted 300,000 stock options, the terms of which are described in the section entitled “Service Agreement with Charles Moran” below.

Service agreement with Charles Moran

Pursuant to a director service agreement with Mr. Moran, effective as of December 31, 2020 (the “Moran Services Agreement”), where he was engaged as a special advisor to us for a 12-month term for financial advice and advice in connection with our initial public offering, he was granted an option to purchase up to 300,000 shares of our common stock, one-half of which will vest upon the effectiveness of this registration statement or a change of control of the company occurring prior to May 31, 2022, and one-half of which will vest on the first anniversary of that date. The aggregate fair value on the grant date of this stock option award to Mr. Moran is $1,839,154, determined in accordance with FASB ASC Topic 718. If this registration statement does not become effective or if there is not a change of control of the company prior to May 31, 2022, our CEO and Board will determine which portion (if any) of the options will vest.

The Moran Services Agreement also contains proprietary information and confidentiality obligations and a one-year post-service non-solicitation covenant.

Non-employee director compensation policy

Prior to this offering, we did not have a formal policy with respect to compensation payable to our non-employee directors for service as directors. From time to time, we have granted equity awards to certain non-employee directors for their service to us. We have also reimbursed our directors for out-of-pocket expenses associated with attending board meetings.

In March 2021, our board of directors approved a non-employee director compensation policy for directors beginning their term following the effective date of this offering. Pursuant to this policy, our non-employee directors will receive the following compensation, unless the non-employee director declines all or a portion of his or her compensation.

Cash compensation

Commencing after the completion of this offering, each non-employee director will be eligible to receive the following cash compensation (as applicable) for his or her service on our board of directors and its committees:

•	$30,000 annual cash retainer for service as a board member and an additional annual cash retainer of $20,000 for service as non-executive chair of our board of directors;

•

$10,000 annual cash retainer for service as a member of the audit committee and $20,000 annual cash retainer for service as chair of the audit committee (in lieu of the committee member service retainer);

•

$6,000 annual cash retainer for service as a member of the compensation committee and $12,000 annual cash retainer for service as chair of the compensation committee (in lieu of the committee member service retainer); and

•

$4,000 annual cash retainer for service as a member of the nominating and governance committee and $8,000 annual cash retainer for service as chair of the nominating and governance committee (in lieu of the committee member service retainer).

The annual cash compensation amounts are payable in equal quarterly installments, in arrears following the end of each quarter in which the service occurred.

Equity compensation

Each new non-employee director who joins our board of directors on or after the completion of this offering will be eligible to receive a one-time RSU award for common stock having a value of $300,000, or the Initial RSU. Each Initial RSU will vest over three years, with one-third of the Initial RSU vesting on each of the first, second and third anniversary of the date of grant, subject to the non-employee director’s continued service through the applicable vesting dates.

On the date of each annual meeting of our stockholders, each person who is then a non-employee director will receive an RSU award for common stock having a value of $200,000, or the Annual RSU. Each Annual RSU will vest in full on the earlier of (1) the date of the following annual meeting of our stockholders or (2) the first anniversary of the date of grant, subject to the non-employee director’s continued service to us through the applicable vesting date.

Each of the Initial RSU and Annual RSU awards granted under our non-employee director compensation policy described above will be granted under our 2021 Plan, the terms of which are described in more detail under “Executive Compensation—Intapp, Inc. 2021 Omnibus Incentive Plan.”

Reimbursement of expenses

In addition to the compensation outlined above, we will reimburse each eligible non-employee director for reasonable out-of-pocket travel expenses to cover in-person attendance at and participation in meetings of our board of directors and any committee of the board of directors.

Certain relationships and related party transactions

In addition to the director and executive officer compensation arrangements discussed above in the section titled “Executive Compensation,” this section describes transactions, or series of related transactions, since July 1, 2017 and each currently proposed transaction to which we were a party or will be a party, in which:

•	the amount involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers or beneficial owners of more than 5% of any class of our capital stock (each, a “5% Holder”), or any members of the immediate family of and any entity affiliated with any such person, had or will have a direct or indirect material interest.

Stockholders’ agreements

We are party to an Amended and Restated Stockholder’s Agreement (the “Existing Stockholder’s Agreement”), dated as of April 27, 2017, which provides, among other things, that certain of our Existing Holders, including John Hall, our Chief Executive Officer, Great Hill, and Temasek, have agreed as to the manner in which they will vote their shares of our capital stock with respect to the election of our directors.

Following the completion of this offering, we will have a stockholders’ agreement with certain of the Existing Holders, including Temasek and Great Hill (the “Stockholders’ Agreement”), that will provide a framework for our ongoing relationship.

Registration rights agreement

We have entered into a registration rights agreement, dated April 17, 2017, with certain of our Existing Holders (the “Registration Rights Agreement”) pursuant to which such Existing Holders and their respective affiliates and permitted third-party transferees, will have the right, in certain circumstances, to require us to register their shares of our common stock under the Securities Act for sale into the public markets at any time following the expiration of the             -day lock-up period described in “Underwriting.” Such Existing Holders will also be entitled to piggyback registration rights with respect to any future registration statement that we file for an underwritten public offering of our securities. Upon the effectiveness of such a registration statement, all shares covered by the registration statement will be freely transferable. See the section titled “Shares Eligible for Future Sale—Registration Rights” for more information regarding these registration rights.

Series A-1 convertible preferred stock purchase agreement

In October 2019, we issued and sold an aggregate of 923,077 shares of our Series A-1 convertible preferred stock at a purchase price of $13.00 per share for gross proceeds of $12,000,000. Temasek, which beneficially owns, and at the time of the initial closing owned, more than 5% of our outstanding capital stock, was the sole purchaser of our Series A-1 convertible preferred stock in the foregoing transaction. In connection with the tender offer following the initial closing of such sale, Temasek additionally purchased 348,981 shares of our Series A-1 convertible preferred stock at a purchase price of $13.00 per share for gross proceeds of $4,536,753. Mukul Chawla, who is the senior managing director of Temasek, is a member of our board of directors.

Subscription and purchase agreement

In July 2020, we entered into a Subscription and Purchase Agreement (the “Subscription Agreement”) with Temasek, Great Hill and John Hall, our chief executive officer and member of our board of directors, pursuant to which we issued and sold an aggregate of 2,432,545 shares of our common stock at a purchase price of $12.00 per share for gross proceeds of $29,190,540. Pursuant to the terms of the Subscription Agreement, Temasek purchased 1,178,806 shares of our common stock at a purchase price of $12.00 per share, $14,145,672 in the aggregate, Great Hill purchased 1,041,667 shares of our common stock at a purchase price of $12.00 per share, $12,500,004 in the aggregate, and John Hall purchased 212,072 shares of our common stock at a purchase price of $12.00 per share, $2,544,864 in the aggregate. Chris Gaffney, managing partner of Great Hill, and Derek Schoette, growth partner of Great Hill, each serve as a member of our board of directors.

Stock repurchase agreement

In July 2020, we entered into a Stock Purchase Agreement with Stephen Robertson, our Chief Financial Officer, to repurchase 200,000 shares of our common stock at the purchase price of $12.00 per share and $2,400,000 in the aggregate.

Service agreement with Charles Moran

Pursuant to a director service agreement with Mr. Moran, effective as of December 31, 2020 (the “Moran Services Agreement”), where he was engaged as a special advisor to us for a 12-month term for financial advice and advice in connection with our initial public offering, he was granted an option to purchase up to 300,000 shares of our common stock, one-half of which will vest upon the effectiveness of this registration statement or a change of control of the company occurring prior to May 31, 2022, and one-half of which will vest on the first anniversary of that date. The aggregate fair value on the grant date of this stock option award to Mr. Moran is $1,839,154, determined in accordance with FASB ASC Topic 718. If this registration statement does not become effective or if there is not a change of control of the company prior to May 31, 2022, our CEO and Board will determine which portion (if any) of the options will vest.

Policies and procedures for related person transactions

Prior to the completion of this offering, our board of directors will adopt a written statement of policy regarding transactions with related persons (the “Related Person Policy”). Our Related Person Policy requires that a “related person” (as defined in paragraph (a) of Item 404 of Regulation S-K) must promptly disclose to our General Counsel any “related person transaction” (defined as any transaction that is anticipated to be reportable by us under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. The General Counsel will then promptly communicate that information to our board of directors. No related person transaction will be executed without the approval or ratification of our board of directors or a duly authorized committee of our board of directors. It is our policy that directors interested in a related person transaction will recuse themselves from any vote on a related person transaction in which they have an interest.

Principal stockholders

The following table sets forth information with respect to the beneficial ownership of our common stock immediately prior to and following the completion of this offering by:

•	each person known by us to beneficially own more than 5% of our common stock;
•	each of our directors;
•	each of our NEOs; and
•	all of our executive officers and directors as a group.

The number of shares of common stock outstanding before this offering and the corresponding percentage of beneficial ownership are based on the number of shares of common stock outstanding as of              ,             before this offering. The number of shares of common stock outstanding after this offering and the corresponding percentage of beneficial ownership are based on the number of shares of common stock issued and outstanding as of             ,             after giving effect to the offering (based on the midpoint of the price range set forth on the cover page of this prospectus).

The number of shares beneficially owned by each stockholder is determined under rules issued by the SEC and includes voting or investment power with respect to securities. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to equity awards or other rights held by such person that are currently exercisable or will become exercisable within 60 days after             ,             are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. The information provided in the table and related footnotes below do not give effect to any potential participation by the stockholders named therein, including any of our directors or executive officers, in the reserve share program with respect to this offering. Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

	Securities beneficially owned before this offering		Shares beneficially owned after this offering
Name of beneficial owner	Shares of common stock	Percentage	Shares of common stock	Percentage

5% Stockholders
Temasek(1)
Great Hill(2)

NEOs and directors
John Hall
Stephen Robertson
Thad Jampol
Mukul Chawla
Chris Gaffney
Charles Moran
Derek Schoettle
All executive officers and directors as a group ( persons)

*	Represents beneficial ownership of less than 1%.

(1)	Anderson is a direct wholly-owned subsidiary of Thomson Capital Pte. Ltd., or Thomson, which in turn is a direct wholly-owned subsidiary of Tembusu Capital Pte. Ltd., or Tembusu, which in turn is a direct wholly-owned subsidiary of Temasek Holdings (Private) Limited, or Temasek. Temasek is wholly-owned by the Singapore Minister of Finance. In such capacities, each of Thomson, Tembusu, and Temasek may be deemed to have voting and dispositive power over the shares held by Anderson. The address for Anderson, Thomson, Tembusu and Temasek is 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891.

(2)	These shares are held of record by Great Hill Equity Partners IV, LP (“GHEP IV”) and Great Hill Investors, LLC (“GHI LLC”). GHP IV, LLC (“GHP IV”) is the general partner of Great Hill Partners GP IV, L.P. (“GP IV”), which is the general partner of GHEP IV. Voting and investment determinations with respect to the securities held of record by GHEP IV are made by the Managers of GHP IV, who are Christopher S. Gaffney, John G. Hayes, Matthew T. Vettel, Mark D. Taber, and Michael A. Kumin. As such, each of the foregoing individuals and entities may be deemed to share beneficial ownership of the securities held of record by GHEP IV. Voting and investment determinations with respect to the securities held of record by GHI LLC are made by its Managers, who are Christopher S. Gaffney, John G. Hayes, Matthew T. Vettel, Mark D. Taber, and Michael A. Kumin. As such, each of the foregoing individuals may be deemed to share beneficial ownership of the securities held of record by GHI LLC. Each individual named in this footnote disclaims any such beneficial ownership. The address of each of these individuals and entities is c/o Great Hill Partners, LP, 200 Clarendon Street, 29th Floor, Boston, MA 02116.

Description of capital stock

The following description of our capital stock gives effect to the completion of this offering and is qualified in its entirety by reference to our organizational documents, the forms of which will be filed as exhibits to the registration statement of which this prospectus forms a part, and by appropriate law.

Immediately following the completion of this offering and the filing of our amended and restated certificate of incorporation, our authorized capital stock will consist of            shares of common stock, par value $0.001 per share, and            shares of convertible preferred stock, par value $0.001 per share. We will have             shares of common stock outstanding. There will be no shares of convertible preferred stock outstanding immediately following the completion of this offering. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

As of             , 2021, there were              shares of common stock subject to outstanding options under the 2012 Plan.

Common stock

Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Generally, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by all holders of shares of common stock present in person or represented by proxy. Except as otherwise provided by law, amendments to the amended and restated certificate of incorporation must be approved by a majority or, in some cases, a super-majority of the voting power of all shares of common stock.

Holders of our common stock will be entitled to receive dividends when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding convertible preferred stock.

Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of convertible preferred stock having liquidation preferences, if any, the holders of shares of our common stock will be entitled to receive pro rata our remaining assets available for distribution.

Holders of our common stock do not have preemptive, subscription, redemption or conversion rights. The common stock will not be subject to further calls or assessment by us. There will be no redemption or sinking fund provisions applicable to the common stock. All shares of our common stock that will be outstanding at the time of the completion of the offering will be fully paid and non-assessable.

Preferred stock

Our amended and restated certificate of incorporation will authorize our board of directors to establish one or more series of preferred stock (including convertible preferred stock).

Unless required by law or by any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by you. Our board of directors may determine, with respect to any series of preferred stock, the terms and rights of that series, including:

•	the designation of the series;

•

the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase or decrease, but not below the number of shares then outstanding;

•	the dividend rights, conversion rights, redemption privileges and liquidation preferences of the series;

•

whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our Company or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

We may issue a series of preferred stock that could, depending on the terms of the series, impede or discourage a takeover attempt or other transaction that a stockholder might consider to be in its best interests, including a takeover attempt that might result in a premium over the market price for holders of shares of common stock.

Stockholders’ agreements

For a description of the Stockholders’ Agreement that we will enter into with Temasek and Great Hill prior to the consummation of this offering, see “Certain Relationships and Related Party Transactions—Stockholders’ Agreements.”

Anti-takeover effects of Delaware law and our organizational documents

Our amended and restated certificate of incorporation and our amended and restated bylaws will include provisions that could deter hostile takeovers or delay or prevent changes in control of our Board of Directors or management team, including the following:

Issuance of undesignated preferred stock. As discussed above under “—Preferred Stock,” our Board of Directors will have the ability to designate and issue preferred stock with voting or other rights or preferences that could deter hostile takeovers or delay changes in our control or management.

Choice of Forums. Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees or our stockholders to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provisions of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) any action asserting a claim governed by the internal affairs doctrine shall be, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to this provision. Our amended and restated certificate of incorporation also provides that the federal district courts of the United States of

America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act; provided, however, that our stockholders cannot and will not be deemed to have waived our compliance with the U.S. federal securities laws and the rules and regulations thereunder. This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

Transfer agent

The registrar and transfer agent for our common stock will be             . The transfer agent’s address is             .

Listing

We intend to apply to list our common stock on the Nasdaq Global Market under the symbol “INTA.”

Shares eligible for future sale

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that sales of shares or availability of any shares for sale will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of common stock (including shares issued on the exercise of options, warrants or convertible securities, if any) or the perception that such sales could occur, could adversely affect the market price of our common stock and our ability to raise additional capital through a future sale of securities.

Upon the completion of this offering, we will have            shares of common stock issued and outstanding (or            shares if the underwriters exercise their option to purchase additional shares of common stock in full) based on the number of shares of our common stock outstanding as of             , 2021 and assuming the conversion of all outstanding shares of our convertible preferred stock into an aggregate of              shares of our common stock immediately prior to the closing of this offering. All of the shares of our common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act unless such shares are purchased by “affiliates” as that term is defined in Rule 144. Upon the completion of this offering, approximately    % of our outstanding common stock (or approximately    % if the underwriters exercise the option to purchase additional shares of common stock in full) will be held by Temasek and approximately    % of our outstanding common stock (or approximately    % if the underwriters exercise the option to purchase additional shares of common stock in full) will be held by Great Hill. These shares and all remaining shares that will be outstanding upon completion of this offering (other than the shares of common stock sold in this offering) will be “restricted securities” as that phrase is defined in Rule 144. Subject to certain contractual restrictions, including the lock-up agreements described below, holders of restricted shares will be entitled to sell those shares in the public market if they qualify for an exemption from registration under Rule 144 or any other applicable exemption under the Securities Act. Subject to the lock-up agreements described below and the provisions of Rules 144 and 701, additional shares will be available for sale as set forth below.

Lock-up agreements

See “Underwriting” for a description of the lock-up agreements applicable to our shares.

Rule 144

In general, under Rule 144, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock reported during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act, most of our employees, consultants or advisors who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement are eligible to resell those shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with the holding period or certain other restrictions contained in Rule 144.

Registration statements on form S-8

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of our common stock subject to outstanding stock options and the shares of stock subject to issuance under our 2021 Omnibus Incentive Plan and our 2012 Stock Option and Grant Plan. Any such Form S-8 registration statement will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover            shares.

Registration rights

Pursuant to the Registration Rights Agreement, certain of the Existing Holders, will have the right, in certain circumstances, to require us to register their shares of our common stock under the Securities Act for sale into the public markets at any time following the expiration of the 180-day lock-up period described in “Underwriting.” Such Existing Holders will also be entitled to piggyback registration rights with respect to any future registration statement that we file to register our securities for sale to the public, subject to marketing and other limitations. Upon the effectiveness of such a registration statement, all shares covered by the registration statement will be freely transferable. For a description of the Registration Rights Agreement, see “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

In addition to the registration rights set forth in the Registration Rights Agreement, a holder of 250,000 shares of our common stock will also be entitled to piggyback registration rights with respect to any future registration statement that we file to register shares of our common stock under the Securities Act for sale to the public, subject to marketing and other limitations. Upon the effectiveness of such a registration statement, all shares covered by the registration statement will be freely transferable.

Material United States federal income tax considerations to non-U.S. holders

The following is a discussion of the material U.S. federal income tax considerations of the acquisition, ownership and disposition of our common stock generally applicable to non-U.S. Holders (as defined below). This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date hereof, all which are subject to change, possibly on a retroactive basis, and changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein. This discussion applies only to holders who hold our common stock as a capital asset for U.S. federal income tax purposes (generally, property held for investment) and who purchased our common stock in this offering.

This discussion is a summary only. It does not address all aspects of U.S. federal income taxation that may be relevant to holders in light of their particular circumstances, does not discuss the potential application of the Medicare surtax on net investment income and the alternative minimum tax and does not deal with state or local taxes, U.S. federal gift and estate tax laws or any non-U.S. tax consequences. In addition, this discussion does not address all tax considerations that may be applicable to a holder’s particular circumstances or to holders that may be subject to special tax rules, including, without limitation:

•	financial institutions or financial services entities;

•	broker-dealers;

•	governments or agencies or instrumentalities thereof;

•	‘‘controlled foreign corporations,’’

•	‘‘passive foreign investment companies,’’

•	corporations that accumulate earnings to avoid U.S. federal income tax,

•	certain former citizens or former long-term residents of the United States;

•	persons that actually or constructively own five percent or more of our voting stock;

•	dealers or traders subject to a mark-to-market method of accounting with respect to our common stock;

•	persons holding our common stock as part of a “straddle,” hedge, integrated or conversion transactions, a constructive sale or a straddle;

•	partnerships or other pass-through entities or arrangements for U.S. federal income tax purposes and any beneficial owners of such entities or arrangements; and

•	tax-exempt entities.

If a partnership (including an entity or arrangement treated as a partnership or other pass-through entity for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner, member or other beneficial owner in such partnership or other pass-through entity will generally depend upon the status of the partner, member or other beneficial owner, the activities of the partnership or other pass-through entity and certain determinations made at the partner, member or other beneficial owner level. If you are a partner, member or other beneficial owner of a partnership or other pass-through entity holding our common stock, you are urged to consult your tax advisor regarding the tax consequences of the acquisition, ownership and disposition of our common stock.

For purposes of this summary, a “non-U.S. Holder” is a beneficial holder of our common stock that is neither a U.S. Holder nor a partnership or other pass-through entity or arrangement for U.S. federal income tax purposes. A “U.S. Holder” is a beneficial owner of our common stock that is, for U.S. federal income tax purposes:

•	an individual who is a U.S. citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of, the United States or any state or political subdivision thereof;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more United States persons (within the meaning of the Code) who have the authority to control all substantial decisions of the trust or (B) that has in effect a valid election under applicable Treasury regulations to be treated as a U.S. person.

We have not sought, and will not seek, a ruling from the IRS as to any U.S. federal income tax consequence described herein. The IRS may disagree with the discussion herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion. You are urged to consult your tax advisor with respect to the application of U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.

THIS DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION PURPOSES ONLY AND IS NOT TAX ADVICE. WE URGE PROSPECTIVE HOLDERS TO CONSULT THEIR TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS THE APPLICATION OF ANY, STATE, LOCAL AND NON-U.S. INCOME, ESTATE AND OTHER TAX CONSIDERATIONS.

Taxation of distributions

In general, any distributions we make to a non-U.S. Holder of our common stock, to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes. Provided such dividends are not effectively connected with the non-U.S. Holder’s conduct of a trade or business within the United States, we will be required to withhold tax from the gross amount of the dividend at a rate of 30%, unless such non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E, as applicable). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the non-U.S. Holder’s adjusted tax basis in our common stock and, to the extent such distribution exceeds the non-U.S. Holder’s adjusted tax basis, as gain realized from the sale or other disposition of our common stock, which will be treated as described under “—Non-U.S. Holders —Gain on Sale, Exchange or Other Taxable Disposition of Our Common Stock” below. In addition, if we determine that we are classified as a “United States real property holding corporation” (see “—Non-U.S. Holders—Gain on Sale, Exchange or Other Taxable Disposition of Our Common Stock” below), we will withhold 15% of any distribution that exceeds our current and accumulated earnings and profits.

Dividends we pay to a non-U.S. Holder that are effectively connected with such non-U.S. Holder’s conduct of a trade or business within the United States (or if a tax treaty applies are attributable to a U.S. permanent establishment or fixed base maintained by the non-U.S. Holder) will generally not be subject to U.S. withholding tax, provided such non-U.S. Holder complies with certain certification and disclosure requirements (usually by providing an IRS Form W-8ECI). Instead, such dividends will generally be subject to U.S. federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. Holders. If the non-U.S. Holder is a corporation, dividends that are effectively connected income may also be subject to a “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

Gain on sale, exchange or other taxable disposition of our common stock

A non-U.S. Holder will generally not be subject to U.S. federal income or withholding tax in respect of gain recognized on a sale, exchange or other taxable disposition of our common stock unless:

•

the gain is effectively connected with the conduct of a trade or business by the non-U.S. Holder within the United States (and, if an applicable tax treaty so requires, is attributable to a U.S. permanent establishment or fixed base maintained by the non-U.S. Holder);

•	the non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

•

we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. Holder held our common stock, and, if our common stock is regularly traded on an established securities market, the non-U.S. Holder has owned, directly or constructively, more than 5% of our common stock at any time within the shorter of the five-year period preceding the disposition or such non-U.S. Holder’s holding period for our common stock. There can be no assurance that our common stock will be treated as regularly traded on an established securities market for this purpose.

Gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates. Any gains described in the first bullet point above of a non-U.S. Holder that is a foreign corporation may also be subject to an additional “branch profits tax” at a 30% rate (or lower applicable treaty rate). Gain described in the second bullet point above will generally be subject to a flat 30% U.S. federal income tax. Non-U.S. Holders are urged to consult their tax advisors regarding possible eligibility for benefits under income tax treaties.

If the third bullet point above applies to a non-U.S. Holder, gain recognized by such holder on the sale, exchange or other taxable disposition of our common stock will be subject to tax at generally applicable U.S. federal income tax rates. In addition, a buyer of our common stock from such holder may be required to withhold U.S. federal income tax at a rate of 15% of the amount realized upon such disposition. We believe that we are not currently, and we do not anticipate becoming, a “United States real property holding corporation.” If we are or have been a “United States real property holding corporation,” non-U.S. Holders are urged to consult their tax advisors regarding the application of these rules.

Information reporting and backup withholding

Generally, distributions to a Non-U.S. Holder in respect of our common stock and the amount of any tax withheld from such payments must be reported annually to the IRS and to the Non-U.S. Holder. Copies of these information returns may be made available by the IRS to the tax authorities of the country in which the Non-U.S. Holder is a resident under the provisions of an applicable income tax treaty. Under certain circumstances, backup withholding of U.S. federal income tax may apply to distributions in respect of our common stock to a Non-U.S. Holder if the Non-U.S. Holder fails to certify under penalties of perjury that it is not a United States person.

Payments of the proceeds of the sale or other disposition of our common stock to or through a foreign office of a U.S. broker or of a foreign broker with certain specified U.S. connections will be subject to information reporting requirements, though generally not backup withholding, unless (i) the broker has evidence in its records that the payee is not a United States person, and the broker has no actual knowledge or reason to know to the contrary or (ii) the payee otherwise establishes an exemption. Payments of the proceeds of a sale or other disposition of our common stock to or through the U.S. office of a broker will be subject to information reporting and backup withholding unless the payee certifies under penalties of perjury that it is not a United States person (and the payor has no actual knowledge or reason to know to the contrary) or otherwise establishes an exemption.

Any amount withheld under the backup withholding rules will generally be allowed as a refund or credit against a Non-U.S. Holder’s U.S. federal income tax liability (if any); provided that the required information is timely furnished to the IRS. Non-U.S. Holders should consult their tax advisors about the filing of a U.S. federal income tax return in order to obtain a refund.

Foreign Account Tax Compliance act

Sections 1471 through 1474 of the Code and the Treasury Regulations and administrative guidance promulgated thereunder (commonly referred as the “Foreign Account Tax Compliance Act” or “FATCA”) generally impose withholding at a rate of 30% in certain circumstances on dividends in respect of our common stock that is held by or through certain foreign financial institutions (including investment funds), unless any such institution (1) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (2) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which our common stock is held will affect the determination of whether such withholding is required. Similarly, dividends in respect of our common stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30%, unless such entity either (1) certifies to us or the applicable withholding agent that such entity does not have any “substantial United States owners” or (2) provides certain information regarding the entity’s “substantial United States owners,” which will in turn be provided to the U.S. Department of Treasury. Prospective investors should consult their tax advisors regarding the possible implications of FATCA on their investment in our common stock.

Underwriting

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, BofA Securities, Inc., and Credit Suisse Securities (USA) LLC are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares
J.P. Morgan Securities LLC
BofA Securities, Inc. Credit Suisse Securities (USA) LLC

Total

The underwriters are committed to purchase all the shares of common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $         per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $         per share from the initial public offering price. After the initial offering of the shares to the public, if all of the shares of common stock are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of any shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to              additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $         per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise
Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $        . We have agreed to reimburse the underwriters for certain of their expenses in an amount up to $        .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We and our officers, directors, and substantially all of stockholders have agreed or will agree with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our or their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing for a period of        days after the date of this prospectus.

J.P. Morgan Securities LLC and BofA Securities, Inc., in their sole discretion, may release the securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part at any time.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We intend to have our common stock approved for listing on Nasdaq Global Market under the symbol “INTA”.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq Global Market, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of clients, and hold on behalf of themselves or their clients, long or short positions in our debt or equity securities or loans, and may do so in the future.

Selling restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to Prospective Investors in the European Economic Area and the United Kingdom

In relation to each Member State of the European Economic Area and the United Kingdom (each a “Relevant State”), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and the Company that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any shares being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (“FINMA”), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in Australia

This prospectus:

•	does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•

has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (“Exempt Investors”).

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within twelve months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares you undertake to us that you will not, for a period of twelve months from the date of issue of the shares, offer, transfer, assign or otherwise alienate those shares to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong (the “CO”) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Notice to Prospective Investors in Singapore

Each representative has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each representative has represented and agreed that it has not offered or sold any shares or caused the shares to be made the subject of an invitation for subscription or purchase and will not offer or sell any shares or cause the shares to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, whether directly or indirectly, to any person in Singapore other than:

(a)	to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA;

(b)	to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or

(c)	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(i)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(ii)	where no consideration is or will be given for the transfer;

(iii)	where the transfer is by operation of law;

(iv)	as specified in Section 276(7) of the SFA; or

(v)	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Singapore SFA Product Classification — In connection with Section 309B of the SFA and the CMP Regulations 2018, unless otherwise specified before an offer of shares, the Company has determined, and hereby notifies all relevant persons (as defined in Section 309A(1) of the SFA), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Notice to prospective investors in China

This prospectus will not be circulated or distributed in the PRC and the shares will not be offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly to any residents of the PRC except pursuant to any applicable laws and regulations of the PRC. Neither this prospectus nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with applicable laws and regulations.

Notice to prospective investors in Korea

The shares have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”), and the shares have been and will be offered in Korea as a private placement under the FSCMA. None of the shares may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the “FETL”). The shares have not been listed on any of securities exchanges in the world including, without limitation, the Korea Exchange in Korea. Furthermore, the purchaser of the shares shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the shares. By the purchase of the shares, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares pursuant to the applicable laws and regulations of Korea.

Notice to prospective investors in Taiwan

The shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the shares in Taiwan.

Notice to prospective investors in Saudi Arabia

This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority (“CMA”) pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended (the “CMA Regulations”). The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorized financial adviser.

Notice to prospective investors in the Dubai International Financial Centre (“DIFC”)

This document relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (“DFSA”). This document is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial advisor.

In relation to its use in the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Notice to prospective investors in the United Arab Emirates

The shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

Notice to prospective investors in Bermuda

Shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda.

Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

Notice to prospective investors in the British Virgin Islands

The shares are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on behalf of the Company. The shares may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands),“BVI Companies”, but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

Notice to prospective investors in South Africa

Due to restrictions under the securities laws of South Africa, no “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted) (the “South African Companies Act”))is being made in connection with the issue of the shares in South Africa. Accordingly, this document does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. The shares are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions stipulated in section 96(1) applies:

Section 96(1)(a)	the offer, transfer, sale, renunciation or delivery is to:

(i) persons whose ordinary business, or part of whose ordinary business, is to deal in securities, as principal or agent;

(ii) the South African Public Investment Corporation;

(iii) persons or entities regulated by the Reserve Bank of South Africa;

(iv) authorized financial service providers under South African law;

(v) financial institutions recognized as such under South African law;

(vi) a wholly-owned subsidiary of any person or entity contemplated in (c), (d) or (e), acting as agent in the capacity of an authorized portfolio manager for a pension fund, or as manager for a collective investment scheme (in each case duly registered as such under South African law); or

(vii) any combination of the person in (i) to (vi); or

Section 96(1)(b)	the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000 or such higher amount as may be promulgated by notice in the Government Gazette of South Africa pursuant to section 96(2)(a) of the South African Companies Act.

Information made available in this prospectus should not be considered as “advice” as defined in the South African Financial Advisory and Intermediary Services Act, 2002.

Legal matters

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Shearman & Sterling LLP, New York, New York. Certain matters will be passed upon for the underwriters by Latham & Watkins LLP, Menlo Park, California.

Experts

The financial statements as of June 30, 2019 and 2020, and for each of the two years in the period ended June 30, 2020, included in this Prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Where you can find additional information

We have filed a registration statement on Form S-1 with the SEC with respect to the registration of the common stock offered for sale with this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information about us, the common stock we are offering by this prospectus and related matters, you should review the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus about the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit to the registration statement.

As a result of this offering, we will become subject to the information and periodic reporting requirements of the Securities Act, and, in accordance with such requirements, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s website. We will also maintain a website at www.intapp.com at which, following the completion of this offering, you may access our SEC filings free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not incorporated by reference in, and is not part of, this prospectus. We intend to furnish our stockholders with annual reports containing consolidated financial statements audited by our independent registered accounting firm.

Intapp, Inc. (formerly LegalApp Holdings, Inc.) and subsidiaries

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Intapp, Inc. (formerly LegalApp Holdings, Inc.)

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Intapp, Inc. (formerly LegalApp Holdings, Inc.) and subsidiaries (the “Company”) as of June 30, 2019 and 2020, the related consolidated statements of operations, comprehensive loss, convertible preferred stock and stockholders’ deficit and cash flows, for each of the two years in the period ended June 30, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2019 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended June 30, 2020, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the financial statements, the Company has changed its method of accounting for revenue in fiscal year 2021 due to the adoption of Accounting Standards Codification Topic 606, Revenue from Contracts with Customers, and all subsequent amendments (collectively, “ASC 606”). The Company adopted ASC 606 using the full retrospective approach.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

San Jose, California

January 29, 2021 (May 11, 2021, as to Note 14 and as to the effects of the adoption of ASC 606 described in Note 2)

We have served as the Company’s auditor since 2018.

Intapp, Inc. (formerly LegalApp Holdings, Inc.) and subsidiaries

Consolidated balance sheets

in thousands, except share and per share data

	June 30,		December 31,
	2019 (As adjusted)*	2020 (As adjusted)*	2020 (unaudited)
Assets

Current assets:
Cash and cash equivalents	$21,501	$42,052	$63,590
Restricted cash	1,117	1,107	1,714
Accounts receivable, net	32,025	23,003	31,009
Unbilled receivables, net	4,773	8,578	6,207
Other receivables, net	1,173	1,144	227
Prepaid expenses	3,219	3,675	3,666
Deferred commissions, current	3,689	4,837	5,450

Total current assets	67,497	84,396	111,863
Property and equipment, net	4,445	8,172	10,378
Goodwill	227,930	227,992	228,921
Intangible assets, net	58,152	46,806	41,402
Deferred commissions, noncurrent	5,984	8,240	8,903
Other assets	2,228	1,406	2,284

Total assets	$366,236	$377,012	$403,751

Liabilities, convertible preferred stock and stockholders’ deficit
Current liabilities:
Accounts payable	$8,102	$4,129	$2,397
Accrued compensation	14,032	18,100	18,556
Accrued expenses	5,025	3,588	3,768
Deferred revenue, net	61,710	79,721	88,568
Other current liabilities	3,524	11,269	10,058

Total current liabilities	92,393	116,807	123,347
Deferred tax liabilities	2,910	2,616	2,294
Long-term deferred revenue, net	878	842	2,336
Other liabilities	690	3,805	3,715
Debt, net	268,320	279,458	275,030

Total liabilities	365,191	403,528	406,722

Commitments and contingencies (Note 6)
Convertible preferred stock, $0.001 par value, 18,023,886, 19,870,040 and 19,870,040 shares authorized as of June 30, 2019 and 2020 and December 31, 2020 (unaudited), respectively; 17,762,379, 19,034,437 and 19,034,437 shares issued and outstanding as of June 30, 2019 and 2020 and December 31, 2020 (unaudited), respectively; liquidation preference of $157,115, $187,756 and $195,456 as of June 30, 2019 and 2020 and December 31, 2020 (unaudited)	127,692	144,148	144,148

	June 30,		December 31,
	2019 (As adjusted)*	2020 (As adjusted)*	2020 (unaudited)

Stockholders’ deficit
Common stock, $0.001 par value, 55,000,000, 60,000,000 and 65,000,000 shares authorized as of June 30, 2019 and 2020 and December 31, 2020 (unaudited), respectively; 24,041,058, 24,331,569 and 28,333,576 shares issued and outstanding as of June 30, 2019 and 2020 and December 31, 2020 (unaudited), respectively	24	24	28
Additional paid-in capital	64,591	69,178	113,510
Accumulated other comprehensive loss	(1,339)	(1,667)	(626)
Accumulated deficit	(189,923)	(238,199)	(260,031)

Total stockholders’ deficit	(126,647)	(170,664)	(147,119)

Total liabilities, convertible preferred stock and stockholders’ deficit	$366,236	$377,012	$403,751

*	As adjusted to reflect the impact of the full retrospective adoption of Topic 606. See Note 2 for a summary of adjustments.

See accompanying notes to consolidated financial statements.

Intapp, Inc. (formerly LegalApp Holdings, Inc.) and subsidiaries

Consolidated statements of operations

in thousands, except share and per share data

	Year ended June 30,		Six months ended December 31,

	2019 (As adjusted)*	2020 (As adjusted)*	2019 (unaudited)	2020 (unaudited)

Revenues
SaaS and support	$73,997	$114,125	$53,369	$67,756
Subscription license	48,939	48,427	24,269	19,746

Total recurring revenues	122,936	162,552	77,638	87,502
Professional services	20,287	24,300	12,973	10,226

Total revenues	143,223	186,852	90,611	97,728

Cost of revenues
SaaS and support	23,170	37,677	17,767	19,155

Total cost of recurring revenues	23,170	37,677	17,767	19,155
Professional services	21,723	32,847	16,647	15,255
Restructuring	—	765	—	—

Total cost of revenues	44,893	71,289	34,414	34,410

Gross profit	98,330	115,563	56,197	63,318

Operating expenses:
Research and development	28,826	42,090	20,857	24,100
Sales and marketing	44,889	58,898	30,096	30,810
General and administrative	28,718	28,491	15,153	17,581
Restructuring	—	2,894	—	—

Total operating expenses	102,433	132,373	66,106	72,491

Operating loss	(4,103)	(16,810)	(9,909)	(9,173)
Interest expense	(19,944)	(27,856)	(13,842)	(12,674)
Other income (expense), net	(898)	(896)	5	1,375

Net loss before income taxes	(24,945)	(45,562)	(23,746)	(20,472)
Income tax benefit (expense)	7,806	(353)	(115)	(265)

Net loss	(17,139)	(45,915)	(23,861)	(20,737)
Less: cumulative dividends allocated to preferred shareholders	(12,044)	(14,048)	(6,730)	(7,700)

Net loss attributable to common stockholders	$(29,183)	$(59,963)	$(30,591)	$(28,437)

Net loss per share attributable to common stockholders, basic and diluted	$(1.25)	$(2.49)	$(1.27)	$(1.05)

Weighted-average shares used to compute net loss per share attributable to common stockholders, basic and diluted	23,338,800	24,109,146	24,061,546	27,023,830

*	As adjusted to reflect the impact of the full retrospective adoption of Topic 606. See Note 2 for a summary of adjustments.

See accompanying notes to consolidated financial statements.

Intapp, Inc. (formerly LegalApp Holdings, Inc.) and subsidiaries

Consolidated statements of comprehensive loss

in thousands

	Year ended June 30,		Six months ended December 31,
	2019 (As adjusted)*	2020 (As adjusted)*	2019 (unaudited)	2020 (unaudited)
Net loss	$(17,139)	$(45,915)	$(23,861)	$(20,737)

Other comprehensive loss:
Foreign currency translation adjustments, net of tax	(334)	(328)	334	1,041

Other comprehensive income (loss), net of tax	(334)	(328)	334	1,041

Comprehensive loss	$(17,473)	$(46,243)	$(23,527)	$(19,696)

*	As adjusted to reflect the impact of the full retrospective adoption of Topic 606. See Note 2 for a summary of adjustments.

See accompanying notes to consolidated financial statements.

Intapp, Inc. (formerly LegalApp Holdings, Inc.) and subsidiaries

Consolidated statements of convertible preferred stock and stockholders’ deficit

in thousands, except share data

	Convertible preferred stock		Common stock		Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit (as adjusted)*	Stockholders’ deficit (as adjusted)*
	Shares	Amount	Shares	Amount
Balance as of July 1, 2018(1)	17,762,379	$127,692	23,182,571	$23	$55,785	$(1,005)	$(172,784)	$(117,981)
Issuance of common stock	—	—	250,000	—	3,000	—	—	3,000
Stock option exercises	—	—	608,487	1	2,885	—	—	2,886
Stock-based compensation	—	—	—	—	2,921	—	—	2,921
Foreign currency translation adjustments, net of tax	—	—	—	—	—	(334)	—	(334)
Net loss	—	—	—	—	—	—	(17,139)	(17,139)

Balance as of June 30, 2019	17,762,379	127,692	24,041,058	24	64,591	(1,339)	(189,923)	(126,647)
Issuance of Series A-1 convertible preferred stock, net of issuance costs of $81	1,272,058	16,456	—	—	—	—	—	—
Repurchase of shares and fully vested options	—	—	(184,251)	—	(405)	—	(2,361)	(2,766)
Stock option exercises	—	—	474,762	—	1,736	—	—	1,736
Stock-based compensation	—	—	—	—	3,256	—	—	3,256
Foreign currency translation adjustments, net of tax	—	—	—	—	—	(328)	—	(328)
Net loss	—	—	—	—	—	—	(45,915)	(45,915)

Balance as of June 30, 2020	19,034,437	144,148	24,331,569	24	69,178	(1,667)	(238,199)	(170,664)
Issuance of common stock, net of issuance costs of $169 (unaudited)	—	—	2,432,545	2	29,018	—	—	29,020
Repurchase of shares (unaudited)	—	—	(200,000)	—	(797)	—	(1,095)	(1,892)
Stock option exercises (unaudited)	—	—	1,769,462	2	7,286	—	—	7,288
Stock-based compensation (unaudited)	—	—	—	—	8,825	—	—	8,825
Foreign currency translation adjustments, net of tax (unaudited)	—	—	—	—	—	1,041	—	1,041
Net loss (unaudited)	—	—	—	—	—	—	(20,737)	(20,737)

Balance as of December 31, 2020 (unaudited)	19,034,437	$144,148	28,333,576	$28	$113,510	$(626)	$(260,031)	$(147,119)

	Convertible preferred stock		Common stock		Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Stockholders’ deficit
	Shares	Amount	Shares	Amount
Balance as of June 30, 2019	17,762,379	$127,692	24,041,058	$24	$64,591	$(1,339)	$(189,923)	$(126,647)
Issuance of Series A-1 convertible preferred stock, net of issuance costs of $81 (unaudited)	1,272,058	16,456	—	—	—	—	—	—
Repurchase of shares and fully vested options (unaudited)	—	—	(184,251)	—	(405)	—	(2,361)	(2,766)
Stock option exercises (unaudited)	—	—	231,366	—	886	—	—	886
Stock-based compensation (unaudited)	—	—	—	—	1,463	—	—	1,463
Foreign currency translation adjustments, net of tax (unaudited)	—	—	—	—	—	334	—	334
Net loss (unaudited)	—	—	—	—	—	—	(23,861)	(23,861)

Balance as of December 31, 2019 (unaudited)	19,034,437	$144,148	24,088,173	$24	$66,535	$(1,005)	$(216,145)	$(150,591)

*	As adjusted to reflect the impact of the full retrospective adoption of Topic 606. See Note 2 for a summary of adjustments.

(1) The adjusted balance as of July 1, 2018 includes $27.6 million of cumulative effects of changes in accounting principle for the full retrospective adoption of Topic 606.

See accompanying notes to consolidated financial statements.

Intapp, Inc. (formerly LegalApp Holdings, Inc.) and subsidiaries

Consolidated statements of cash flows

in thousands

	Year ended June 30,		Six months ended December 31,
	2019 (As adjusted)*	2020 (As adjusted)*	2019 (unaudited)	2020 (unaudited)

Cash Flows From Operating Activities
Net loss	$(17,139)	$(45,915)	$(23,861)	$(20,737)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	9,054	12,767	6,341	6,563
Amortization of deferred financing costs	782	1,140	572	585
Provision for doubtful accounts	1,078	974	474	68
Stock-based compensation	2,921	3,256	1,463	8,825
Tax benefit for business combinations	(8,016)	—	—	—
Changes in operating assets and liabilities, net of business combinations:
Accounts and other receivables	(14,026)	7,744	(1,814)	(8,074)
Unbilled receivables, current	(3,781)	(3,805)	(4,647)	2,371
Prepaid expenses and other assets	(3,488)	393	(644)	1,127
Deferred commissions	(3,841)	(3,403)	(2,200)	(1,277)
Accounts payable and accrued liabilities	10,039	(1,281)	(3,602)	(2,075)
Other liabilities	2,483	9,039	6,122	(1,316)
Deferred income taxes	—	(294)	23	(322)
Deferred revenue, net	18,870	17,975	5,339	10,344

Net cash used in operating activities	(5,064)	(1,410)	(16,434)	(3,918)

Cash Flows From Investing Activities
Purchases of property and equipment	(2,373)	(2,638)	(219)	(2,358)
Capitalized internal-use software costs	(1,922)	(2,496)	(1,000)	(972)
Business combinations, net of cash acquired	(190,310)	—	—	—

Net cash used in investing activities	(194,605)	(5,134)	(1,219)	(3,330)

Cash Flows From Financing Activities
Proceeds from borrowings	281,000	15,000	5,000	—
Payments on borrowings	(78,000)	(5,000)	(5,000)	(5,000)
Shareholder contribution	—	1,820	—	—
Proceeds from issuance of convertible preferred stock, net of issuance costs	—	16,456	16,456	—
Proceeds from stock option exercises	2,886	1,736	886	7,288
Proceeds from common stock issuance	3,000	—	—	29,020
Repurchase of shares and fully vested options	—	(2,766)	(2,766)	(1,892)
Payments for deferred offering costs	—	—	—	(122)
Payments for debt financing costs	(4,610)	—	—	—

	Year ended June 30,		Six months ended December 31,
	2019 (As adjusted)*	2020 (As adjusted)*	2019 (unaudited)	2020 (unaudited)
Net cash provided by financing activities	204,276	27,246	14,576	29,294

Effect of foreign exchange rates on cash and cash equivalents	(187)	(161)	(76)	99
Net increase (decrease) in cash, cash equivalents and restricted cash	4,420	20,541	(3,153)	22,145

Cash, cash equivalents and restricted cash—Beginning of period	18,198	22,618	22,617	43,159

End of period	$22,618	$43,159	$19,464	$65,304

Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets
Cash and cash equivalents	$21,501	$42,052	$17,547	$63,590
Restricted cash	1,117	1,107	1,917	1,714

Total cash, cash equivalents and restricted cash	$22,618	$43,159	$19,464	$65,304

Supplemental Disclosures of Cash Flow Information
Cash paid for interest	$17,654	$22,143	$8,773	$12,544

Cash paid for income taxes	$97	$182	$—	$—

Deferred offering costs in accounts payable and accrued liabilities	$—	$—	$—	$979

Business combinations, net of cash acquired:
Cash paid	$193,729	$—	$—	$—
Cash acquired	(3,419)	—	—	—

Total consideration	$190,310	$—	$—	$—
*	As adjusted to reflect the impact of the full retrospective adoption of Topic 606. See Note 2 for a summary of adjustments.

See accompanying notes to consolidated financial statements.

Intapp, Inc. (formerly LegalApp Holdings, Inc.) and subsidiaries

Notes to consolidated financial statements

(information as of December 31, 2020 and for the six months ended December 31, 2019 and 2020 is unaudited)

1. Description of business

Intapp, Inc. (Intapp), formerly known as LegalApp Holdings, Inc., was incorporated in Delaware on November 27, 2012 to facilitate the acquisition of Integration Appliance, Inc. which became a wholly owned subsidiary of Intapp, Inc. on December 21, 2012. LegalApp Holdings, Inc. changed its name to Intapp, Inc. in February 2021. Intapp has no significant assets or operations other than the ownership of Integration Appliance, Inc.

Integration Appliance, Inc. is a leading provider of industry-specific, cloud-based software solutions for the professional and financial services industry globally. The Company empowers private capital, investment banking, legal, accounting, and consulting firms with the technology they need to meet rapidly changing client, investor, and regulatory requirements, deliver the right insights to the right professionals, replace legacy systems, and operate more competitively. The Company serves clients primarily in the United States, United Kingdom and Australian markets. References to “the Company,” “us,” “we,” or “our” in these consolidated financial statements refer to the consolidated operations of Intapp and its consolidated subsidiaries.

2. Summary of accounting policies

Basis of presentation and principles of consolidation

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) and reflect the consolidated results of operations, financial position, and cash flows of the Company and its consolidated subsidiaries, after eliminating all inter-company transactions and balances.

Use of estimates

The preparation of the accompanying consolidated financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Those estimates and assumptions include, but are not limited to, revenue recognition including determination of the standalone selling price (“SSP”) of the deliverables included in multiple deliverable revenue arrangements; the depreciable lives of long-lived assets including intangible assets; the expected useful life of deferred commissions; the fair value of common stock used in stock-based compensation; goodwill and long-lived assets impairment assessment; valuation allowance on deferred tax assets; uncertain tax positions; and loss contingencies. The Company evaluates estimates and assumptions on an ongoing basis using historical experience and other factors including those resulting from the impacts of the COVID-19 pandemic and adjusts those estimates and assumptions when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ from these estimates, and those differences could be material to the consolidated financial statements.

Unaudited interim consolidated financial information

The accompanying interim consolidated balance sheet as of December 31, 2020, the consolidated statements of operations, comprehensive loss, convertible preferred stock and stockholders’ deficit, and cash flows for the six months ended December 31, 2019 and 2020, and the related footnote disclosures are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with GAAP. In management’s opinion, the unaudited interim consolidated financial statements include all adjustments necessary to state fairly the Company’s financial position as of December 31, 2020 and its results of operations and cash flows for the six months ended December 31, 2019 and 2020. The financial data and the other information disclosed in the notes to these consolidated financial statements related to the six-month periods are unaudited. The results of operations for the six months ended December 31, 2020 are not necessarily indicative of the results expected for the year ending June 30, 2021 or any other future period.

Segment information

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (CODM) in deciding how to allocate resources to an individual segment and in assessing performance. The Company’s Chief Executive Officer is the Company’s CODM. The CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. As such, the Company has determined that it operates in one operating segment.

The Company’s property and equipment are primarily located in the United States. Information about geographic revenues are included in Note 3.

Revenue recognition

The Company’s revenues are derived from contracts with our clients. The majority of the Company’s revenues are derived from the sale of our software as a service (“SaaS”) solutions and subscriptions to our term software applications, including support services, as well as the provision of professional services for the implementation of our solutions. The Company accounts for revenues in accordance with Accounting Standards Codification 606, Revenue from Contracts with Customers (“ASC 606”), which the Company adopted on July 1, 2020 using the full retrospective method of adoption. The Company adjusted historical periods to include results as if the new revenue standard was applied to all of our client contracts as of the initial application date and the consolidated financial statements present revenues and contract costs in accordance with ASC 606 for all periods presented.

The core principle of ASC 606 is to recognize revenues upon the transfer of control of services or products to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services or products. The Company applies the following framework to recognize revenues:

Identification of the contract, or contracts, with our clients

The Company considers the terms and conditions of written contracts and its customary business practices in identifying its contracts under ASC 606. The Company determines it has a contract with a client when the contract is approved, each party’s rights regarding the services and products to be transferred can be identified, payment terms for the services and products can be identified, the client has the ability and intent to pay, and the contract has commercial substance. The Company evaluates whether two or more contracts entered within close proximity with one another should be combined and accounted for as a single contract. The Company also evaluates the client’s ability and intent to pay, which is based on a variety of factors, including the client’s historical payment experience or, in the case of a new client, credit and financial information pertaining to the client.

Identification of the performance obligation in the contract

Performance obligations promised in a contract are identified based on the services or products that will be transferred to the client that are both:

i.	capable of being distinct, whereby the client can benefit from the service or product either on its own or together with other resources that are readily available from the Company or third parties, and
ii.	distinct in the context of the contract, whereby the transfer of the services or products is separately identifiable from other promises in the contract.

To the extent a contract includes multiple promised services or products, the Company applies judgment to determine whether promised services or products are capable of being distinct and distinct in the context of the contract. If these criteria are not met, the promised services or products are accounted for as a combined performance obligation.

The Company derives its revenues primarily from the following four sources, which represent the performance obligations of the Company:

i.	Sales of SaaS under subscription arrangements: revenue derived from subscriptions to our SaaS solutions;

ii.	Sales of subscriptions to our licenses: software revenues derived from the sale of term licenses to clients;

iii.	Support activities: support activities that consist of email and phone support, bug fixes, and rights to unspecified software updates and upgrades released on a when, and if, available basis during the support term; and

iv.	Sales of professional services: services related to the implementation and configuration of the Company’s SaaS offerings and software licenses.

SaaS and subscription licenses are generally sold as annual or multi-year initial terms with automatic annual renewal provisions on expiration of the initial term. Support for subscription licenses follows the same contract periods as the initial or renewal term. Professional services related to implementation and configuration activities are typically time and materials contracts.

Determination of the transaction price

The transaction price is determined based on the consideration to which the Company expects to be entitled in exchange for transferring services and products to the client. Variable consideration is estimated and included in the transaction price if, in the Company’s judgment, it is probable that no significant future reversal of cumulative revenues under the contract will occur.

In instances where the timing of revenue recognition differs from the timing of invoicing, the Company has determined that contracts generally do not include a significant financing component. The primary purpose of the Company’s invoicing terms is to provide clients with simplified and predictable ways of purchasing the Company’s products and services, not to receive financing from clients or to provide clients with financing.

Allocation of the transaction price to the performance obligations in the contract

If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on its relative SSP. The majority of the Company’s contracts contain multiple performance obligations, such as when subscription licenses are sold with support and professional services. Some of the Company’s performance obligations have observable inputs that are used to determine the SSP of those distinct performance obligations. Where SSP is not directly observable, the Company determines the SSP using information that may include market conditions and other observable inputs.

Recognition of revenues when, or as, the Company satisfies a performance obligation

The Company recognizes revenues as control of the services or products is transferred to a client, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services or products. The Company is principally responsible for the satisfaction of its distinct performance obligations, which are satisfied either at a point in time or over a period of time.

The Company records revenues net of applicable sales taxes collected. Sales taxes collected from clients are recorded as part of accounts payable in the accompanying consolidated balance sheets and are remitted to state and local taxing jurisdictions based on the filing requirements of each jurisdiction.

Performance obligations satisfied at a point in time

Subscription licenses

The Company has concluded that its sale of term licenses to clients (“subscription licenses”) provides the client with the right to functional intellectual property (“IP”) and are distinct performance obligations from which the client can benefit on a stand-alone basis. The transaction price allocated to subscription license arrangements is recognized as revenues at a point in time when control is transferred to the client, which generally occurs at the time of delivery. Subscription license fees are generally payable in advance on an annual basis over the term of the license arrangement, which is typically noncancelable.

Performance obligations satisfied over a period of time

SaaS and support as well as professional services arrangements comprise the majority of distinct performance obligations that are satisfied over a period of time.

SaaS and support

The transaction price allocated to SaaS subscription arrangements is recognized as revenues over time throughout the term of the contract as the services are provided on a continuous basis, beginning after the SaaS environment is provisioned and made available to clients. The Company’s SaaS subscriptions are generally one to three years in duration, with the majority being one year. Consideration from SaaS arrangements is typically billed in advance on an annual basis.

The Company’s subscription license sales include noncancelable support which entitle clients to receive technical support and software updates, on a when and if available basis, during the term of the subscription license agreement. Technical support and software updates are considered distinct from the related subscription licenses but accounted for as a single stand ready performance obligation as they each constitute a series of distinct services that are substantially the same and have the same pattern of transfer to the client. The transaction price allocated to support is recognized as revenue over time on a straight-line basis over the term of the support contract which corresponds to the underlying subscription license agreement. Consideration for support services is typically billed in advance on an annual basis. In some instances, the client may purchase premium support services which are generally priced as a percentage of the associated subscription license.

Professional services

The Company’s professional services revenues are primarily comprised of implementation, configuration and upgrade services. The Company has determined that professional services provided to clients represent distinct performance obligations. These services may be provided on a stand-alone basis or bundled with other performance obligations, including SaaS arrangements, subscription licenses, and support services. The transaction price allocated to these performance obligations is recognized as revenue over time as the services are performed. The majority of professional services engagements are billed to clients on a time and materials basis and are recognized as invoiced. In those limited instances where professional services arrangements are sold on a fixed price basis, revenues are recognized over time using an input measure of time incurred to date relative to total estimated time to be incurred at project completion. Professional services arrangements are generally invoiced monthly in arrears.

The Company records reimbursable out-of-pocket expenses associated with professional services contracts in both revenues and cost of revenues.

Contract modifications

Contracts may be modified to account for changes in contract scope or price. The Company considers contract modifications to exist when the modification either creates new rights or obligations or changes the existing enforceable rights and obligations of either party. Contract modifications are accounted for prospectively when it results in the promise to deliver additional products and services that are distinct.

Balance sheet presentation

Contracts with our clients are reflected in the consolidated balance sheets as follows:

•

Accounts receivable, net represents amounts billed to clients in accordance with contract terms for which payment has not yet been received. It is presented net of the allowance for doubtful accounts as part of current assets in the consolidated balance sheets.

•

Unbilled receivables, net represents amounts that are unbilled due to agreed-upon contractual terms in which billing occurs subsequent to revenue recognition. This generally occurs in multi-year subscription license arrangements where control of the software license is transferred at the inception of the contract, but the client is invoiced annually in advance over the term of the license. Unbilled receivables are presented net of the allowance for doubtful accounts, if applicable, in the consolidated balance sheets with the long term portion included in other assets. Under ASC 606, these balances represent contract assets.

•

Contract costs consist principally of client acquisition costs (sales commissions). The Company classifies deferred commissions as current or non-current on our consolidated balance sheets based on the timing of when we expect to recognize the expense.

•

Deferred revenue, net represents amounts that have been invoiced to the client for which the Company has the right to invoice, but that have not been recognized as revenues because the related products or services have not been transferred to the client. Deferred revenue that will be realized within twelve months of the balance sheet date is classified as current. The remaining deferred revenue is presented as non-current. Under ASC 606, these balances represent contract liabilities.

The Company may receive consideration from its clients in advance of performance on a portion of the contract and, on another portion of the contract, perform in advance of receiving consideration. Contract assets and liabilities related to rights and obligations in a contract are interdependent. Therefore, contract assets and liabilities are presented net at the contract level, as either a single contract asset or a single contract liability, in the consolidated balance sheets.

Contract costs

Contract costs consists of two components, client acquisition costs and costs to fulfill a contract. The Company’s client acquisition costs consists primarily of commissions paid to its sales team. Commissions related to client acquisition are capitalized and amortized over the expected benefit period of four years. Commissions related to subscription licenses are expensed when control of the license is transferred to clients and commissions related to SaaS and support revenues are expensed on a straight-line basis over four years. We determine the expected useful life based on an estimated benefit period by evaluating our technology development life cycle, expected client relationship period and other factors. Amortization of deferred commissions is included in sales and marketing expense in the consolidated statements of operations.

Costs to fulfill a contract, or fulfillment costs, are only capitalized if they relate directly to a contract with a client, the costs generate or enhance resources that will be used to satisfy performance obligations in the future, and the costs are expected to be recoverable. The Company has not capitalized any fulfillment costs as of June 30, 2019 and 2020 and December 31, 2020.

Cost of revenues

Cost of revenues consists primarily of costs related to providing SaaS and professional services to the Company’s clients, including personnel costs (salaries, bonuses and benefits, and stock-based compensation) and related expenses for client support and services personnel, as well as cloud infrastructure costs, third-party expenses, depreciation of fixed assets, amortization of capitalized software development costs and amortization associated with acquired intangible assets, and allocated overhead. The Company does not have any cost of revenues related to subscription licenses.

Research and development costs

Research and development costs comprise costs associated with the development of software products for sale. Research and development costs related to the development of software products for sale are charged to expense until technological feasibility has been established. Costs incurred thereafter are capitalized until the product is generally made available. The Company considers technological feasibility to be reached at approximately the same time a product is generally available to clients. The major components of research and development costs include salaries, bonuses and benefits, stock-based compensation, costs of third-party services, and allocations of various overhead and occupancy costs.

Restricted cash

Restricted cash represents amounts held as collateral under certain facility lease agreements and certain company credit cards.

Accounts receivable and allowance for doubtful accounts

Accounts receivable are recorded at invoiced amounts, net of allowances for doubtful accounts. The Company evaluates the collectability of its accounts receivable based on known collection risks and historical experience, and maintains an allowance for doubtful accounts for estimated losses resulting from its clients failing to make required payments for subscriptions or services rendered. Sufficiency of the allowance is assessed based upon knowledge of credit-worthiness of our clients, review of historical receivable and reserves trends and other pertinent information. Actual future losses from uncollectible accounts may differ from these estimates.

Accounts receivable, net consist of the following (in thousands):

	June 30,		December 31,
	2019 (As adjusted)*	2020 (As adjusted)*	2020
Accounts receivable	$32,959	$23,965	$31,619
Less: Allowance for doubtful accounts	(934)	(962)	(610)

Accounts receivable, net	$32,025	$23,003	$31,009

*	As adjusted to reflect the impact of the full retrospective adoption of Topic 606. See Note 2 for a summary of adjustments.

The movements in the allowance for doubtful accounts were not significant for any of the periods presented.

Property and equipment, net

Property and equipment, net are stated at cost, less accumulated depreciation and amortization. Construction-in-progress primarily consists of leasehold improvements that have not yet been placed into service for their intended use. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the related assets. Depreciation on property and equipment, excluding leasehold improvements, ranges from three to five years. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the respective assets or the lease term. When assets are sold, or otherwise disposed of, the cost and related accumulated depreciation and amortization are removed from the balance sheet and any gain or loss is reflected in operating expenses. Maintenance and repair costs that do not extend the useful life of the assets are expensed as incurred.

Capitalized software development costs

Costs related to software acquired, developed, or modified solely to meet the Company’s internal requirements, with no substantive plans to market such software at the time of development, or costs related to development of our hosted SaaS products are capitalized. Costs incurred during the application development stage of the project are capitalized. The Company capitalized $1.9 million, $2.5 million, $1.0 million and $1.0 million of costs related to software developed for internal use during the years ended June 30, 2019 and 2020, and six months ended December 31, 2019 and 2020, respectively, and amortized $112,000, $573,000, $262,000, and $501,000 during the years ended June 30, 2019 and 2020, and six months ended December 31, 2019 and 2020, respectively. The net book value of capitalized software development costs was $1.7 million and $3.6 million as of June 30, 2019 and 2020, respectively, and $4.1 million as of December 31, 2020, and is included in property and equipment, net.

Deferred offering costs

Deferred offering costs, which primarily consist of direct incremental legal and accounting fees relating to the IPO, are capitalized. The deferred offering costs will be offset against IPO proceeds upon the consummation of the offering. In the event the offering is terminated, deferred offering costs will be expensed. No amounts were deferred as of June 30, 2019 and 2020 and $1.1 million was recorded as of December 31, 2020.

Goodwill and acquired intangible assets

Goodwill represents the excess purchase price over fair value of net tangible and identifiable intangible assets acquired in a business combination. Goodwill is tested for impairment on an annual basis during the fourth quarter or whenever events or changes in circumstances indicate the carrying amount of the goodwill may not be recoverable. The Company has determined that it is comprised of one reporting unit for purposes of its annual impairment evaluation. As part of the annual goodwill impairment test, the Company first performs a qualitative assessment to determine whether further impairment testing is necessary. If, as a result of its qualitative assessment, it is more-likely-than-not that the fair value of our reporting unit is less than its carrying amounts, the quantitative impairment test will be required. There was no impairment of goodwill recorded for the years ended June 30, 2019 and 2020 and for the six months ended December 31, 2019 and 2020.

Intangible assets resulting from the acquisition of entities are estimated by the Company based on the fair value of assets received. Acquired intangible assets consist of client relationships, noncompete agreements, trademarks and trade names, patented core technology and backlog. Certain assets are being amortized on a straight-line basis over the period of expected benefit with no calculated residual value, as follows:

Description	Period

Client relationships	9 to 15 years

Noncompete agreements	3 to 5 years

Trademarks and trade names	5 years to indefinite

Core technology	3 to 5 years

Impairment assessment of long-lived assets

The Company reviews long-lived assets, which include property plant and equipment and finite long-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset (or asset group) may not be recoverable or that the useful life is shorter than what was originally estimated. Recoverability of assets to be held and used is measured by comparing the carrying amount of each asset group to the undiscounted future net cash flows expected to be generated by the asset group over its remaining life. If the carrying amount of the asset group exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset group exceeds the fair value of the asset group. If the useful life is shorter than originally estimated, the remaining carrying value is amortized over the new shorter useful life. No impairment charge was recorded during the years ended June 30, 2019 and 2020 and for the six months ended December 31, 2019 and 2020.

Business combinations

Business combinations are accounted for using the acquisition method of accounting. The Company uses best estimates and assumptions to assign fair value to tangible and intangible assets acquired and liabilities assumed at the acquisition date. Such estimates are inherently uncertain and subject to refinement. The Company continues to collect information and reevaluate these estimates and assumptions and record any adjustments to the preliminary estimates to goodwill provided that we are within the measurement period. Upon the conclusion of the measurement period or final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of operations. Expenses incurred in connection with a business combination are expensed as incurred.

Fair value of financial instruments

The Company applies authoritative guidance for fair value measurements and disclosures for financial assets and liabilities measured on a recurring basis and nonfinancial assets and liabilities. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their fair value. The authoritative guidance on fair value measurements establishes a three-tier fair value hierarchy for disclosure of fair value measurements as follows:

Level 1—Inputs are unadjusted, quoted prices in active markets for identical, assets or liabilities at the measurement date;

Level 2—Inputs are quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability;

Level 3—Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

The following tables set forth the Company’s financial liabilities that were measured at fair value on a recurring basis as of the dates indicated by level within the fair value hierarchy (in thousands):

	June 30, 2019
	Level 1	Level 2	Level 3	Total

Liabilities:
Term loan	—	273,000	—	273,000

Total	$—	$273,000	$—	$273,000

	June 30, 2020
	Level 1	Level 2	Level 3	Total

Liabilities:
Term loan	$—	$273,000	$—	$273,000
Revolving credit facility	—	10,000	—	10,000

Total	$—	$283,000	$—	$283,000

	December 31, 2020
	Level 1	Level 2	Level 3	Total

Liabilities:
Term loan	$—	$273,000	$—	$273,000
Revolving credit facility	—	5,000	—	5,000

Total	$—	$278,000	$—	$278,000

Based upon Level 2 inputs and the borrowing rates available to the Company for loans with similar terms and consideration of the Company’s credit risk, the carrying value of the Company’s term loan and revolving credit facility approximate their fair value.

Other financial instruments consist of accounts receivable, accounts payable and accrued expenses and other current liabilities. Accounts receivable, accounts payable and accrued liabilities are stated at their carrying value, which approximates fair value due to the short time to the expected receipt or payment.

Stock-based compensation

Compensation expense related to stock option awards made to employees and directors are calculated based on the fair value of stock-based awards on the date of grant. The Company determines the grant date fair value of our awards using the Black-Scholes option pricing model and the related stock-based compensation is recognized on a straight-line basis, over the period in which an employee is required to provide service in exchange for the stock-based award, which is generally four years. Stock-based compensation expense is recognized in the consolidated statements of operations based on awards ultimately expected to vest. The Company recognizes forfeitures of stock-based awards as they occur.

This valuation model for stock compensation expense requires the Company to make assumptions and judgments about the variables used in the calculation, including the expected term (weighted-average period of time that the options granted are expected to be outstanding), the volatility of the Company’s common stock and an assumed risk-free interest rate. No compensation cost is recorded for options or restricted stock awards that do not vest.

The Company uses historical experience and future expectations to determine the expected term and volatility is based on an average of the historical volatilities of the common stock of public companies with characteristics similar to those of the Company. The risk-free rate is based on the US Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the option.

The Company has issued performance-based stock options that vest based upon continued service through the vesting term and achievement of certain new annual recurring revenues targets established by the Board of Directors for a predetermined period. The Company measures stock-based compensation expense for performance-based stock options based on the estimated grant date fair value determined using the Black-Scholes valuation model. The Company recognizes compensation expense for such awards in the period in which it becomes probable that the performance target will be achieved.

Leases and deferred rent

The Company leases all of its office space. Leases are evaluated and classified as operating or capital leases for financial reporting purposes. Certain of the lease agreements contain rent holidays and rent escalation provisions. For purposes of recognizing these lease incentives on a straight-line basis over the term of the lease, the Company uses the date of initial possession to begin amortization and records the difference between the rent paid and the straight-line rent expense as deferred rent which is classified in accrued expenses. Lease renewal periods are considered on a lease-by-lease basis and are generally not included in the period of straight-line recognition.

Advertising expense

Advertising costs are expensed as incurred. Advertising expense was not significant for the years ended June 30, 2019 and 2020 and for the six months ended December 31, 2019 and 2020.

Foreign currency

The functional currency for all of our foreign subsidiaries is the US dollar, except Rekoop Ltd., which uses the U.K. pound. The Company translates the foreign functional currency financial statements to US dollars for those entities that do not have US dollars as their functional currency using the exchange rates at the balance sheet date for assets and liabilities, the period average exchange rates for revenues and expenses, and the historical exchange rates for equity transactions. The effects of foreign currency translation adjustments are recorded in other comprehensive loss.

Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the local functional currency are recorded as foreign currency transaction adjustments in the consolidated statements of comprehensive loss.

Accumulated other comprehensive loss

Accumulated other comprehensive loss, which is reported in the accompanying consolidated statements of stockholders’ deficit, consists of net loss and foreign currency translation adjustments. The Company’s other comprehensive loss consists of changes in the cumulative effect of translation of financial statements of certain wholly owned foreign subsidiaries.

Concentrations of credit risk and significant clients

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and accounts receivable. The Company maintains its cash with high quality financial institutions. The Company is exposed to credit risk for cash held in financial institutions in the event of a default to the extent that such amounts recorded on the balance sheet are in excess of amounts that are insured by the Federal Deposit Insurance Corporation (“FDIC”).

No client individually accounted for 10% or more of the Company’s revenues for the years ended June 30, 2019 and 2020 and for the six months ended December 31, 2019 and 2020. As of June 30, 2019, one client individually accounted for 29% of the Company’s total accounts receivable and as of June 30, 2020 and December 31, 2020, no client individually accounted for 10% or more of the Company’s total accounts receivable.

Deferred financing costs

The Company presents debt issuance costs as a direct deduction from the associated debt liability. The Company capitalizes costs associated with the issuance of debt instruments and amortizes these costs over the term of the debt agreement using the effective interest method.

Income taxes

The Company accounts for income taxes using the asset and liability method. Under this method, deferred income tax assets and liabilities are recorded based on the estimated future tax effects of differences between the financial statement and income tax basis of existing assets and liabilities. These differences are measured using the enacted statutory tax rates that are expected to apply to taxable income for the years in which differences are expected to reverse. The Company recognizes the effect on deferred income taxes of a change in tax rates in the period that includes the enactment date. The Company records a valuation allowance to reduce its deferred tax assets to the net amount that it believes is more-likely-than-not to be realized. Management considers all available evidence, both positive and negative, including historical levels of income, expectations and risks associated with estimates of future taxable income and ongoing tax planning strategies in assessing the need for a valuation allowance.

The Company operates in various tax jurisdictions and is subject to audit by various tax authorities. The Company provides for tax contingencies whenever it is deemed probable that a tax asset has been impaired or a tax liability has been incurred for events such as tax claims or changes in tax laws. Tax contingencies are based upon their technical merits, relative tax law, and the specific facts and circumstances as of each reporting period. We establish liabilities or reduce assets for uncertain tax positions when we believe certain tax positions are not more likely than not of being sustained if challenged. Changes in facts and circumstances could result in material changes to the amounts recorded for such tax contingencies.

Restructuring

Costs associated with management-approved restructuring activities, including reductions in headcount, exiting a market or consolidation of facilities are recognized when they are incurred. We record a liability for employee termination benefits either when it is probable that an employee is entitled to them and the amount of the benefits can be reasonably estimated or when management has communicated the termination plan to employees and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Restructuring charges are separately identified and included within the consolidated statements of operations and are classified according to the nature of the costs within cost of revenues or operating expenses.

Net loss per share attributable to common stockholders

The Company follows the two-class method when computing net loss per common share when shares are issued that meet the definition of participating securities. The two-class method determines net loss per common share for each class of common stock and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income available to common stockholders for the period to be allocated between common stock and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. The Company’s convertible preferred stock contractually entitles the holders of such shares to participate in dividends but does not contractually require the holders of such shares to participate in the Company’s losses.

The Company’s basic net loss per share is calculated by dividing net income (loss) attributable to common stockholders by the weighted-average number of shares of common stock outstanding for the period, without consideration of potentially dilutive securities. The diluted net income (loss) per share is calculated by giving effect to all potentially dilutive securities outstanding for the period using the treasury stock method or the if-converted method based on the nature of such securities. For periods in which the Company reports net losses, diluted net loss per common share attributable to common stockholders is the same as basic net loss per common share attributable to common stockholders, because potentially dilutive common shares are not assumed to have been issued if their effect is anti-dilutive.

Recent accounting pronouncements

The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it is (i) no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, the consolidated financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

The JOBS Act does not preclude an emerging growth company from early adopting new or revised accounting standards.

Recently adopted accounting pronouncements

In May 2014, the FASB issued accounting guidance related to revenue recognition, Accounting Standard Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606). Topic 606 supersedes the existing revenue recognition guidance in “Revenue Recognition (Topic 605)”. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers, who are our clients, in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. Topic 606 defines a five-step process to achieve this core principle and, in doing so, it is possible more judgment and estimates may be required within the revenue recognition process than are required under existing GAAP, including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation, among others. Topic 606 also provides guidance on the recognition of costs related to obtaining client contracts.

The Company adopted ASC 606 on July 1, 2020 using the full retrospective method of adoption, adjusting historical periods to include results as if the new revenue standard was applied to all client contracts as of the initial application date. The Company applied the following practical expedients on adoption provided by the new standard:

•	For completed contracts that have variable consideration, the Company used the transaction price at the date the contract was completed rather than estimating variable consideration.

•	No disclosure of amounts of consideration allocated to the remaining performance obligations for all reporting periods presented before the date of the initial application.

The consolidated financial statements are in accordance with ASC 606 for all periods presented. The adoption of the new standard primarily impacted the Company’s accounting as follows:

•

Upfront recognition of revenues for the Company’s subscription licenses upon delivery of the license, as compared to over-time recognition under ASC 605. As a result, under ASC 606, the allocated transaction price under a subscription license that the Company reasonably expects to collect are recognized upon the transfer of control of the subscription license, which is generally when made available to a client.

•

Incremental costs to obtain a contract will be capitalized and amortized over on an expected period of benefit on a systematic basis that is consistent with the transfer to the client of the goods or services to which the asset relates. Most of the Company’s commission expenses meet this definition. In contrast, under ASC 605, costs to obtain a contract were capitalized and amortized ratably over the estimated contract period.

Select consolidated statements of operations line items, which reflect the adoption of the new standard are as follows (in thousands, except per share data):

	Year ended June 30,

	2019			2020
	As reported	Adjustments	As adjusted	As reported	Adjustments	As adjusted
Revenues	$131,848	$11,375	$143,223	$182,377	$4,475	$186,852
Gross profit	86,955	11,375	98,330	111,088	4,475	115,563

Operating expenses:
Sales and marketing	45,307	(418)	44,889	59,648	(750)	58,898
Operating loss	(15,896)	11,793	(4,103)	(22,035)	5,225	(16,810)
Net loss	(28,932)	11,793	(17,139)	(51,140)	5,225	(45,915)
Net loss per share attributable to common stockholders, basic and diluted	(1.76)	0.51	(1.25)	(2.70)	0.21	(2.49)

Select consolidated balance sheet line items, which reflect the adoption of the new standard are as follows (in thousands):

	Year ended June 30,

	2019			2020
	As reported	Adjustments	As adjusted	As reported	Adjustments	As adjusted

Assets:
Accounts receivable, net	$46,174	$(14,149)	$32,025	$33,223	$(10,220)	$23,003
Unbilled receivables, net	—	4,773	4,773	—	8,578	8,578
Deferred commissions, current	4,158	(469)	3,689	5,494	(657)	4,837
Deferred commissions, noncurrent	1,638	4,346	5,984	2,956	5,284	8,240
Other assets	742	1,486	2,228	893	513	1,406

Liabilities:
Deferred revenue, net	102,459	(40,749)	61,710	119,018	(39,297)	79,721
Long-term deferred revenue, net	3,508	(2,630)	878	2,638	(1,796)	842

Stockholders’ deficit:
Accumulated deficit	(229,289)	39,366	(189,923)	(282,790)	44,591	(238,199)

Select consolidated statements of cash flows line items, which reflect the adoption of the new standard are as follows (in thousands):

	Year ended June 30,

	2019			2020
	As reported	Adjustments	As adjusted	As reported	Adjustments	As adjusted

Cash Flows From Operating Activities
Net loss	$(28,932)	$11,793	$(17,139)	$(51,140)	$5,225	$(45,915)

Adjustments to reconcile net loss to net cash used in operating activities:
Changes in operating assets and liabilities:
Accounts and other receivables	(18,075)	4,049	(14,026)	11,673	(3,929)	7,744
Unbilled receivables, current	—	(3,781)	(3,781)	—	(3,805)	(3,805)
Prepaid expenses and other assets	(2,495)	(993)	(3,488)	(580)	973	393
Deferred commissions	(3,423)	(418)	(3,841)	(2,653)	(750)	(3,403)
Deferred revenue, net	29,520	(10,650)	18,870	15,689	2,286	17,975
Net cash used in operating activities	(5,064)	—	(5,064)	(1,410)	—	(1,410)

Recently issued accounting pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases. The guidance requires lessees to put most leases on their balance sheets but recognize the expenses on their income statements in a manner similar to current practice. The guidance states that a lessee would recognize a lease liability for the obligation to make lease payments and a right-of-use asset for the right to use the underlying asset for the lease term. The new standard is effective for the Company for fiscal periods beginning after December 15, 2021 and early adoption is permitted. The Company expects to recognize lease liabilities and right-of-use assets related to its operating leases upon adoption of the standard. The Company is evaluating the impact of this ASU on its financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost, the guidance is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is evaluating the impact of this ASU on its financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which is intended to simplify the accounting for income taxes by removing certain exceptions and by updating accounting requirements around franchise taxes, goodwill recognized for tax purposes, the allocation of current and deferred tax expense among legal entities, among other minor changes. This new standard will be effective for the Company for fiscal years beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted. The Company is currently assessing the impact of adopting this standard on the consolidated financial statements.

3. Revenue recognition

Disaggregation of revenues

Revenues by geography is as follows (in thousands):

	Year ended June 30,		Six months ended December 31,
	2019 (As adjusted)*	2020 (As adjusted)*	2019	2020
United States	$102,736	$135,269	$65,756	$68,637
United Kingdom	27,938	32,890	16,515	17,946
Rest of the world	12,549	18,693	8,340	11,145

Total	$143,223	$186,852	$90,611	$97,728

*	As adjusted to reflect the impact of the full retrospective adoption of Topic 606. See Note 2 for a summary of adjustments.

No country other than those listed above accounted for more than 10% of revenues during the years ended June 30, 2019 and 2020 and the six months ended December 31, 2019 and 2020.

Client Contract — Related Balance Sheet Amounts

Deferred commissions

The following table summarizes the activity of the deferred commissions (in thousands):

	Year ended June 30,		Six months ended December 31,
	2019 (As adjusted)*	2020 (As adjusted)*	2020
Beginning balance	$5,895	$9,673	$13,077
Additions	7,445	8,342	4,060
Recognition of deferred commissions	(3,667)	(4,938)	(2,784)

Ending balance	$9,673	$13,077	$14,353

*	As adjusted to reflect the impact of the full retrospective adoption of Topic 606. See Note 2 for a summary of adjustments.

Contract balances

The Company’s contract assets and liabilities were as follows:

	July 1, 2018 (As adjusted)*	June 30, 2019 (As adjusted)*	June 30, 2020 (As adjusted)*	December 31, 2020
Unbilled accounts receivable, net(1)	$1,485	$6,259	$9,091	$6,608
Deferred revenue, net	38,204	62,588	80,563	90,904

(1)	The long-term portion of $1,486 and $513 as of June 30, 2019 and 2020, respectively, and $401 as of December 31, 2020 is included in other assets.

*	As adjusted to reflect the impact of the full retrospective adoption of Topic 606. See Note 2 for a summary of adjustments.

There was no allowance for doubtful accounts associated with unbilled receivables as of June 30, 2019 and 2020 and December 31, 2020. During the years ended June 30, 2019 and 2020, and the six months ended December 31, 2020, the Company recognized $37.8 million, $61.7 million, and $50.2 million, respectively, in revenue pertaining to deferred revenue as of the beginning of each period.

Performance obligations

Remaining performance obligations represent non-cancellable contracted revenues that has not yet been recognized, which includes deferred revenue and amounts that will be invoiced and recognized as revenues in future periods. Subscription services are typically satisfied over one to three years, support services are generally satisfied within one year, and professional services are typically satisfied within one year. Professional services under time and material contracts are not included in the performance obligations amount as these arrangements can be cancelled at any time.

As of June 30, 2020, approximately $160.0 million of revenues is expected to be recognized from remaining performance obligations with approximately 80% over the next 12 months and approximately 20% thereafter.

As of December 31, 2020, approximately $178.1 million of revenues is expected to be recognized from remaining performance obligations with approximately 82% over the next 12 months and approximately 18% thereafter.

4. Goodwill and intangible assets

Goodwill and intangible assets acquired through business combinations consisted of the following (in thousands):

	June 30, 2019
	Useful Life (Yrs)	Gross Amount	Accumulated Amortization	Net Book Value
Goodwill	Indefinite	$227,930	$—	$227,930

Client relationships	9 to 15	32,101	(10,021)	22,080
Noncompete agreements	3 to 5	2,407	(2,407)	—
Trademarks and trade names	Indefinite	4,892	—	4,892
Trademarks and trade names	1 to 3	7,627	(755)	6,872
Core technology	3 to 5	41,376	(17,068)	24,308
Client backlog	1.5	232	(232)	—

Intangible assets, net		$88,635	$(30,483)	$58,152

	June 30, 2020
	Useful Life (Yrs)	Gross Amount	Accumulated Amortization	Net Book Value
Goodwill	Indefinite	$227,992	$—	$227,992

Client relationships	9 to 15	32,101	(12,909)	19,192
Noncompete agreements	3 to 5	2,407	(2,407)	—
Trademarks and trade names	Indefinite	4,892	—	4,892
Trademarks and trade names	1 to 3	7,627	(1,836)	5,791
Core technology	3 to 5	41,376	(24,445)	16,931
Client backlog	1.5	232	(232)	—

Intangible assets, net		$88,635	$(41,829)	$46,806

	December 31, 2020
	Useful Life (Yrs)	Gross Amount	Accumulated Amortization	Net Book Value
Goodwill	Indefinite	$228,921	$—	$228,921

Client relationships	9 to 15	32,101	(14,353)	17,748
Noncompete agreements	3 to 5	2,407	(2,407)	—
Trademarks and trade names	Indefinite	4,892	—	4,892
Trademarks and trade names	1 to 3	7,627	(2,376)	5,251
Core technology	3 to 5	41,376	(27,865)	13,511
Client backlog	1.5	232	(232)	—

Intangible assets, net		$88,635	$(47,233)	$41,402

The fair value of intangible assets was derived based on the income approach. This fair value measurement is based on significant inputs that are not observable in the market. Key assumptions utilized in the management’s analysis included the following:

•	Revenues and expense forecasts used in the evaluation were based on trends of historical performance and management’s estimate of future performance.

•	Cash flows utilized in the discounted cash flow analysis were estimated using a weighted-average cost of capital.

During the year ended June 30, 2020, the Company recognized a purchase price adjustment of $305,000 related to the OnePlace Pte Ltd. acquisition that occurred in May 2019, which increased goodwill and the net liabilities acquired. The amortization expense for intangible assets recognized for the years ended June 30, 2019 and 2020 and the six months ended December 31, 2019 and 2020, was $8.4 million, $11.3 million, $5.7 million, and $5.4 million, respectively.

The changes in the gross amount of goodwill for the year ended June 30, 2020 and six months ended December 31, 2020, were as follows (in thousands):

Amount

Balance as of June 30, 2019	$227,930

Foreign currency translation	(243)

Purchase price adjustment	305

Balance as of June 30, 2020	$227,992

Foreign currency translation	929

Balance as of December 31, 2020	$228,921

As of June 30, 2020, the estimated aggregate amortization expense for each of the five succeeding years and thereafter is as follows (in thousands):

Year Ending June 30,	Amount

2021	$10,618

2022	10,235

2023	6,326

2024	4,954

2025	2,584

2026 and thereafter	7,197

Total remaining amortization	$41,914

As of December 31, 2020, the estimated aggregate amortization expense for each of the five succeeding years and thereafter is as follows (in thousands):

Year Ending June 30,	Amount

2021 (for the remaining 6 months)	$5,214

2022	10,235

2023	6,326

2024	4,954

2025	2,584

2026 and thereafter	7,197

Total remaining amortization	$36,510

Business Combinations

DealCloud, Inc.

On August 13, 2018, the Company acquired 100% equity interest in DealCloud, Inc. (“DealCloud”), a cloud software company based in Charlotte, North Carolina which specializes in CRM and deal management for investment banking and private equity firms.

The consideration for the acquisition consisted of cash of $123.3 million. The results of operations of DealCloud have been included in the Company’s consolidated statements of operations from the date of acquisition.

The goodwill balance is primarily attributable to the expected revenue opportunities with the Company’s applications and services offerings, assets acquired and acquired workforce. Generally, the related amortization is not deductible for tax purposes.

In connection with the acquisition of DealCloud, the Company incurred $1.4 million of transaction expenses, which are included in general and administrative expenses in the consolidated statements of operations for the year ended June 30, 2019.

The following table summarizes the allocation of the consideration to the fair values of the assets acquired and liabilities assumed at the acquisition date (in thousands):

Amount

Cash paid	$123,301

Goodwill	$97,693

Trademarks and trade names	3,300

Core technology	18,500

Client relationships	9,300

Favorable lease agreement	190

Net liabilities acquired (inclusive of deferred tax liabilities of $6,804)	(5,682)

Total	$123,301

gwabbit Inc.

On March 27, 2019, the Company acquired 100% equity interest in gwabbit, Inc. (“gwabbit”) for cash consideration of $8.0 million. The results of operations of gwabbit have been included in the Company’s consolidated statements of operations from the date of acquisition.

The goodwill balance is primarily attributable to the expected revenue opportunities with the Company’s applications and services offerings, assets acquired and acquired workforce. Generally, the related amortization is not deductible for tax purposes.

In association with the acquisition of gwabbit, the Company incurred $341,000 of transaction expenses, which are included in general and administrative expenses in the consolidated statements of operations for the fiscal year ended June 30, 2019.

The following table summarizes the allocation of the consideration to the fair values of the assets acquired and liabilities assumed at the acquisition date (in thousands):

Amount

Cash paid	$7,954

Goodwill	$6,874

Core technology	1,800

Client relationships	800

Net liabilities acquired (inclusive of deferred tax liabilities of $526)	(1,520)

Total	$7,954

OnePlace Pte Ltd.

On May 17, 2019, the Company acquired 100% equity interest in OnePlace Holdings Pte. Ltd (“OnePlace”), a provider of cloud-based solutions for marketing and business development teams.

The consideration for the acquisition consisted of cash of $62.5 million. The results of operations of OnePlace have been included in the Company’s consolidated statements of operations from the date of acquisition.

The goodwill balance is primarily attributable to the expected revenue opportunities with the Company’s applications and services offerings, assets acquired and acquired workforce. Generally, the related amortization is not deductible for tax purposes.

In association with the acquisition of OnePlace, the Company incurred $1.6 million of transaction expenses, which are included in general and administrative expenses in the consolidated statements of operations for the fiscal year ended June 30, 2019.

The following table summarizes the allocation of the consideration to the fair values of the assets acquired and liabilities assumed at the acquisition date (in thousands):

Amount
Cash paid	$62,474

Goodwill	$52,562
Trademarks and trade names	4,200
Core technology	7,100
Client relationships	3,900
Net liabilities acquired (inclusive of deferred tax liabilities of $2,584)	(5,288)

Total	$62,474

Unaudited Pro Forma information

The results of operations of the acquisitions of DealCloud, Gwabbit and OnePlace (the “Acquisitions”) have been included in our consolidated statements of operations from their acquisition dates. Due to the integration of the combined businesses since the date of acquisition, it is impracticable to determine the revenues and earnings contributed by these Acquisitions for the year ended June 30, 2020 and the six months ended December 31, 2019 and 2020.

The following unaudited pro forma combined financial information presents the Company’s results for the year ended June 30, 2019 as if the Acquisitions had occurred as of July 1, 2018 (in thousands):

Amount (As adjusted)*
(unaudited)
Pro forma revenues	$151,389
Pro forma net loss	$(24,247)

*	As adjusted to reflect the impact of the full retrospective adoption of Topic 606. See Note 2 for a summary of adjustments.

The pro forma results include the accounting effects resulting from the Acquisitions such as the amortization charges from acquired intangible assets, reversal of transaction costs and other payments directly related to the Acquisitions. The unaudited pro forma combined financial information presented does not purport to present what the actual results would have been had the Acquisitions actually occurred on July 1, 2018, nor is the information intended to project results for any future period.

5. Property and equipment

Property and equipment consist of the following (in thousands):

	June 30,		December 31,
	2019	2020	2020
Computer equipment and software	$1,226	$1,305	$1,463
Capitalized software	2,087	4,409	5,288
Furniture and office equipment	873	1,148	2,188
Leasehold improvements	1,937	2,395	5,329
Construction in progress	—	1,729	—

	6,123	10,986	14,268
Less: accumulated depreciation and amortization	(1,678)	(2,814)	(3,890)

	$4,445	$8,172	$10,378

The Company recorded $559,000 and $1.4 million in depreciation and amortization expense for the years ended June 30, 2019 and 2020, respectively, and $693,000 and $1.1 million for the six months ended December 31, 2019 and 2020, respectively.

6. Commitments and contingencies

Operating Leases

The Company leases the majority of its office space in the US, U.K. and Australia under noncancelable operating leases, which have various expiration dates through fiscal 2031. Minimum rent payments under operating leases are recognized on a straight-line basis over the term of the lease, including any periods of free rent and rent concessions. Total rent expense for the years ended June 30, 2019 and 2020, and six months ended December 31, 2019 and 2020, was $3.5 million, $7.8 million, $3.5 million, and $3.8 million, respectively.

As of June 30, 2020, future minimum lease payments under noncancelable operating leases are as follows (in thousands):

Year ending June 30,	Amount
2021	$8,001
2022	8,181
2023	7,172
2024	2,738
2025	1,921
2026 and thereafter	10,717

Total future minimum lease payments	$38,730

Software and Other

In the ordinary course of business, the Company enters into commitments to purchase or subscribe to software that is required to conduct its business activities. Such commitments are due as follows (in thousands):

Year Ending June 30,	Amount
2021	$1,138
2022	273
2023	286
2024	61
2025	60

Total future minimum payments	$1,818

The Company also has a commitment towards its cloud hosting service provider in the amount of $6.8 million as of June 30, 2020. This amount will be paid over the next two years at $3.3 million and $3.5 million, respectively, of which $1.6 million was paid during the six months ended December 31, 2020.

Litigation

In the ordinary course of business, the Company often includes standard indemnification provisions in its commercial arrangements. Pursuant to these provisions, the Company may be obligated to indemnify such parties for losses or claims suffered or incurred in connection with its products, services, breach of representations or covenants, intellectual property infringement or other claims made against such parties.

It is not possible to determine the maximum potential amount under these indemnification obligations due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular arrangement. The Company has never incurred material amounts under these provisions. Accordingly, the Company has no liabilities recorded for the provisions as of June 30, 2020 and December 31, 2020.

7. Debt

In September 2013, the Company obtained a revolving and term credit facility (as amended, the “credit agreement”) from a lender. The revolving credit facility, as amended, (the “revolving credit facility”) provides for a maximum of $5.0 million in available credit and the term loans, as amended, (the “term loans”) provide for borrowings of $65.0 million. The credit agreement allows for letters of credit not to exceed $0.1 million. Under the revolving credit facility, amounts drawn may be repaid and reborrowed at any time during the term of the agreement. The outstanding principal amount of the draws, together with any accrued and unpaid interest shall be due and payable on the maturity date or, if earlier, on the date on which they are declared due and payable pursuant to the credit agreement. The Company may prepay the term loans at any time with an applicable prepayment premium. Any principal amount of the term loans that is repaid or prepaid may not be reborrowed. The outstanding principal amount of the term loans, together with any accrued and unpaid interest, shall be due and payable on the maturity date or, if earlier, on the date on which they are declared due and payable pursuant to the agreement.

In August 2018, the Company entered into an agreement to amend the above-mentioned credit agreement to increase the total borrowing capacity to $210.0 million, consisting of $200.0 million term loan and $10.0 million revolving line of credit.

In March 2019, the Company drew down $8.0 million from the revolving credit facility. The $8.0 million was fully repaid in May 2019.

Further, in May 2019, the Company entered into an agreement to amend the above-mentioned credit agreement to increase the total borrowing capacity to $283.0 million, consisting of $273.0 million term loan and $10.0 million revolving line of credit. The maturity date of the credit agreement is August 2023.

The revolving credit facility and term loans bear a floating rate of interest, which the Company selects at the beginning of a period between (i) a LIBOR loan, for which the interest rate is calculated as the then-current LIBOR rate, with a floor of 1.00%, plus 7.25%, and (ii) an Index Loan, for which the interest rate is calculated as the then-current Wall Street Journal Prime rate, with a floor of 2.00%, plus 6.25%. The credit facility is collateralized by substantially all assets of the Company.

The credit agreement contains certain restrictive covenants which, among other things, requires the Company to meet a defined financial ratio as well as maintain a specified minimum liquidity amount. The Company is in compliance with all of the covenants as of June 30, 2020 and December 31, 2020.

As of June 30, 2019, the Company had borrowed $273.0 million under the term loan and this amount was outstanding as of June 30, 2020 and December 31, 2020. During the year ended June 30, 2020, the Company borrowed and repaid amounts against the revolving credit facility, borrowing a total of $15.0 million over the course of the fiscal year, of which $5.0 million was repaid as of June 30, 2020. As of June 30, 2020, $10.0 million remained outstanding under the revolving credit facility. During the six months ended December 31, 2020, the Company repaid $5.0 million on the revolving credit facility. As of December 31, 2020, $5.0 million remains outstanding under the revolving credit facility.

The Company incurred $4.6 million in financing costs, in connection with the two amendments mentioned above that are deferred and amortized over the term of the credit agreement in interest expense using the effective interest method. Amortization expense recognized on deferred financing costs totaled $782,000, $1.2 million, $572,000, and $572,000 for the years ended June 30, 2019 and 2020, and the six months ended December 31, 2019 and 2020, respectively, and is included in interest expense in the consolidated statements of operations. The components of debt are as follows (in thousands):

	June 30,		December 31,
	2019	2020	2020
Outstanding term loan facility	$273,000	$273,000	$273,000
Outstanding revolving credit facility	—	10,000	5,000
Less: deferred financing costs	(4,680)	(3,542)	(2,970)

Debt, net	$268,320	$279,458	$275,030

Debt-related interest expense for the years ended June 30, 2019 and 2020, and the six months ended December 31, 2019 and 2020, was $19.2 million, $26.7 million, $13.3 million, and $12.1 million, respectively, net of amortization of financing costs, and $2.1 million, $6.6 million, and $6.1 million is accrued as interest payable on the outstanding term loans and revolving credit facility as of June 30, 2019 and 2020, and as of December 31, 2020, respectively. The weighted average interest rate for the years ended June 30, 2019 and 2020, and the six months ended December 31, 2019 and 2020, was 9.7%, 9.6%, 9.6%, and 8.3%, respectively.

8. Capital stock

As of June 30, 2020 and December 31, 2020, the authorized capital of the Company consists of 60,000,000 and 65,000,000 shares of common stock, respectively, and 19,870,040 shares of convertible preferred stock, of which 1,846,154 are designated as Series A-1 convertible preferred stock and 18,023,886 are designated as Series A convertible preferred stock. All classes of the Company’s stock have a par value of $0.001 per share.

In March 2019, the Company issued 250,000 shares of common stock at $12.00 per share.

In October 2019, the Company issued 923,077 shares of Series A-1 convertible preferred stock for a total amount of $12.0 million to a single investor. Additionally, under this share purchase agreement, the investor agreed to purchase 1 share of Series A-1 convertible preferred stock for each share of common stock purchased by the Company under the tender program offered to its current and former employees up to a maximum of 923,077 shares at a price of $13.00 per share. All terms remained the same as existing Series A convertible preferred stock.

In October 2019, the Company launched a tender offer to repurchase up to a maximum of 923,077 shares of common stock at a price of $12.00 per share from its current and former employees. Under this program employees owning shares or fully vested options as of the record date (September 9, 2019) of the tender offer were eligible to participate. The Company repurchased 348,981 shares, of which 184,251 were shares of common stock and 164,730 were fully vested options to purchase shares of common stock. Total consideration was $3.6 million, net of proceeds from the exercise of fully vested options and includes $883,000 of stock-based compensation costs.

In November 2019, the Company issued 348,981 shares of Series A-1 convertible preferred stock to the investor under the share purchase agreement.

In August 2020, the Company issued 2,432,545 shares of common stock at $12.00 per share for total proceeds of $29.2 million to certain existing shareholders. Additionally, the Company repurchased 200,000 shares of the

Company’s common stock from the Chief Financial Officer at a price of $12.00 per share for an aggregate purchase price of $2.4 million. In anticipation of this transaction, the Company also amended its certificate of incorporation to increase its authorized number of common shares to 65,000,000.

There are 17,762,379 shares of Series A convertible preferred stock, 1,272,058 shares of Series A-1 convertible preferred stock and 24,331,569 shares of common stock outstanding as of June 30, 2020.

There are 17,762,379 shares of Series A convertible preferred stock, 1,272,058 shares of Series A-1 convertible preferred stock and 28,333,576 shares of common stock outstanding as of December 31, 2020.

Common shares have been reserved as of June 30, 2020 and December 31, 2020 for the following:

	June 30,	December 31,
	2020	2020
Conversion of convertible preferred stock	19,034,437	19,034,437

Stock option plan:
Outstanding options	11,227,806	13,663,958
Reserved for future grants	3,957,205	2,306,591

	34,219,448	35,004,986

The holders of Series A and Series A-1 convertible preferred stock have various significant rights and preferences, as follows:

Dividend provisions

Holders of Series A and Series A-1 are entitled to receive cumulative dividends at the per-annum rate of 8%, which are payable when and if declared by the Board of Directors. The holders of convertible preferred stock are also entitled to participate in dividends on common stock, when and if declared by the Board of Directors, based on the number of shares of common stock that would be held on an as-if-converted basis. No dividends on convertible preferred stock or common stock have been declared from inception to date. Series A cumulative unpaid and undeclared dividends are $24.9 million, $38.0 million, and $45.0 million, as of June 30, 2019 and 2020 and December 31, 2020, respectively. Series A-1 cumulative unpaid and undeclared dividends are $966,000 and $1.7 million as of June 30, 2020 and December 31, 2020, respectively.

Liquidation preference

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, or a “Deemed Liquidation Event” (defined as a merger or consolidation involving the Company effecting a change of control or a sale of substantially all the assets of the Company), the liquidation preference is the greater of (i) $7.445675 per share for Series A and $13.00 per share for Series A-1 plus cumulative unpaid and undeclared dividends and (ii) such amount per share as would have been payable had all shares of preferred stock been converted into common stock prior to such liquidation, dissolution, winding up or Deemed Liquidation Event, prior to any distributions to the common shareholders.

Upon completion of the above distribution, the remaining assets of the Company available for distribution to shareholders will be distributed among the holders of common stock pro rata based on the number of shares held by each such holder.

Conversion rights

Each share of convertible preferred stock is convertible, at the option of the holder, into such number of fully paid and nonassessable shares of common stock as is determined by dividing the original issuance price for a share by the conversion price at the time in effect for such share. Each share of Series A and Series A-1 would convert into common stock on a one-for-one basis. Each share of convertible preferred stock automatically converts into the number of shares of common stock into which such shares are convertible at the then- effective conversion ratio upon the closing of a public offering in which the implied valuation is at least $1 billion and resulting in gross proceeds of at least $100 million received by the Company, or upon the consent of the holders of a majority of convertible preferred stock.

At any time after April 27, 2021, certain significant investors shall have the right to cause the Company to initiate a “Sale Event,” which shall mean a) a transaction or a series of related transactions where an investor who is not one of these significant shareholders acquires more than 50% of the outstanding voting power of the Company, or b) a transaction that is or could be treated as a Deemed Liquidation Event (as defined above).

Voting rights

On any matter presented generally to the stockholders of the Company, the holder of each share of convertible preferred stock has voting rights equal to the number of shares of common stock into which it is convertible and votes together as one class with the common stock. Each share of common stock is entitled to one vote. With respect to the election of directors of the Company, the holders of the convertible preferred stock, voting together as a separate class, have the right to elect two directors and the holders of common stock, voting together as a separate class, have the right to elect three directors.

Redemption

The convertible preferred stock is not subject to redemption by the Company except in the event of a Deemed Liquidation Event (as defined above). The Series A and Series A-1 convertible preferred stock do not have a defined redemption date; therefore, the redemption value is not being accreted and is only disclosed on the face of the accompanying consolidated balance sheet.

The Company classified the convertible preferred stock outside of stockholders’ deficit because, in the event of certain liquidation events that are not solely within its control, the shares would become redeemable at the option of the holders. The Company did not adjust the carrying values of the convertible preferred stock to the current redemption value of such shares since a liquidation event was not probable at any of the balance sheet dates. Subsequent adjustments to increase or decrease the carrying values to the ultimate redemption value will be made only if and when it becomes probable that such a liquidation event will occur.

9. Stock option plan and stock-based compensation

In December 2012, the Company’s Board of Directors adopted, and its stockholders approved, the Company’s 2012 Stock Option and Grant Plan. The Company’s 2012 Plan allows for the grant of awards in the form of: (i) incentive stock options, (ii) non-qualified stock options; (iii) restricted stock awards; (iv) unrestricted stock awards, or any combination of the foregoing. Employees, non-employee directors, and consultants of the Company are eligible to participate in the 2012 Plan.

As of June 30, 2020 and December 31, 2020, there were 11,227,806 and 13,663,958 options outstanding and 3,957,205 and 2,306,591 shares remained available for future grants under the 2012 Plan, respectively. Options granted under the option plan generally become exercisable ratably over a four-year period following the date of grant and expire 10 years from the date of grant. The exercise price of incentive stock options granted under the option plan must be at least equal to 100% of the fair value of the Company’s common stock at the date of grant, as determined by the Board of Directors. The exercise price of incentive options granted to a stockholder holding at least 10% of the combined voting power of all classes of stock must be at least 110% of the fair value of the Company’s common stock at the date of grant, as determined by the Board of Directors.

Information with respect to total options outstanding is as follows:

	Outstanding options	Weighted- average exercise price	Weighted- average remaining contractual term	Aggregate intrinsic value (in thousands)
Balance as of June 30, 2019	10,774,672	$5.32	7.20	$11,406
Granted	1,673,760	9.01
Exercised	(474,762)	3.66
Forfeited	(745,864)	6.73

Balance as of June 30, 2020	11,227,806	$5.84	6.63	$42,108
Granted	4,341,693	12.71
Exercised	(1,769,462)	4.12
Forfeited	(136,079)	8.00

Balance as of December 31, 2020	13,663,958	$8.23	7.38	$75,246

Vested and exercisable as of June 30, 2020	8,317,308	$4.99	5.98	$37,250

Vested and expected to vest as of June 30, 2020	11,214,890	$5.84	6.62	$42,082

Vested and exercisable as of December 31, 2020	8,221,207	$6.21	6.23	$61,335

Vested and expected to vest as of December 31, 2020	13,663,958	$8.23	7.38	$75,246

The weighted-average grant date fair value of options granted during the years ended June 30, 2019 and 2020, and six months ended December 31, 2019 and 2020, was $1.56, $3.50, $3.69, and $5.10, respectively. Intrinsic value of options exercised during the years ended June 30, 2019 and 2020, and six months ended December 31, 2019 and 2020, was $806,000, $2.6 million, $1.2 million, and $10.9 million, respectively.

During the years ended June 30, 2019 and 2020, and six months ended December 31, 2019 and 2020, the proceeds from option exercises totaled $2.9 million, $1.7 million, $886,000, and $7.3 million, respectively.

The Company has elected the “with-and-without” method regarding tax benefits derived from stock option awards. Under this method, the Company does not recognize tax benefits from option awards until all deferred tax assets generated from the Company’s net operating loss carryforwards are fully utilized.

During the year ended June 30, 2019, the Company granted 717,500 options with vesting terms based on continued service and meeting certain recurring annual contract value targets. Total compensation expenses recognized during the years ended June 30, 2019 and 2020 and six months ended December 31, 2019 and 2020, in connection with these options was $227,000, $512,000, $105,000, and $65,000, respectively. As of June 30, 2020, the amount of unrecognized compensation expense relating to these options was $59,000 and is expected to be recognized over the next three months. There were no unrecognized compensation expense relating to these options as of December 31, 2020.

During the year ended June 30, 2020, the Company granted 175,000 options with vesting terms based on continued service and meeting certain recurring annual contract value targets. Total compensation expenses recognized during the year ended June 30, 2020 and the six months ended December 31, 2019 and 2020 in connection with these options was $54,000, $73,000, and $133,000, respectively. As of June 30, 2020 and December 31, 2020, the amount of unrecognized compensation expense relating to these options was $275,000 and $157,000, respectively, and is expected to be recognized over the next 2 years and 1.5 years, respectively.

During the six months ended December 31, 2020, the Company granted 3,001,644 options with vesting terms based on continued services and meeting certain recurring annual contract value targets. The fair value of these options is recognized as compensation expense over the requisite service period, using the accelerated attribution method, once the performance condition becomes probable of being achieved. Total compensation expenses recognized during the six months ended December 31, 2020 in connection with these options was $6.2 million. As of December 31, 2020, the amount of unrecognized compensation expense relating to these options was $8.6 million and is expected to be recognized over the next 2.5 years.

Total stock-based compensation from option awards during years ended June 30, 2019 and 2020, and six months ended December 31, 2019 and 2020, included in the consolidated statements of operations is $2.9 million, $3.3 million, $1.5 million, and $8.8 million, respectively. During the six months ended December 31, 2019 and the year ended June 30, 2020, the Company also recognized additional stock-based compensation expense relating to the common stock and fully vested options that were bought back in the amount of $883,000, which represents the excess between the repurchase price and fair value of the common stock and fully vested options. During the six months ended December 31, 2020, the Company also recognized additional stock-based compensation expense of $506,000 relating to the shares of common stock that were bought back, which represents the excess between the repurchase price and the fair value of common stock at the time of repurchase.

The Company recorded stock-based compensation expense in the consolidated statements of operations as follows (in thousands):

	Year ended June 30,		Six months ended December 31,
	2019	2020	2019	2020

Cost of revenues
Cost of SaaS and support	$76	$203	$177	$122
Cost of professional services	117	439	295	441
Research and development	560	1,145	697	2,078
Sales and marketing	592	1,037	633	2,831
General and administrative	1,576	1,315	544	3,859

Total stock-based compensation	$2,921	$4,139	$2,346	$9,331

As of June 30, 2020 and December 31, 2020, there was approximately $5.9 million and $18.9 million, respectively, of unrecognized compensation cost related to unvested options granted, which is expected to be recognized over the weighted-average period of approximately 2 and 2.5 years, respectively.

The calculated fair value of employee option grants was estimated using the Black-Scholes option pricing model with the following weighted-average assumptions:

	Year ended June 30,		Six months ended December 31,
	2019	2020	2019	2020
Expected dividend yield	0%	0%	0%	0%
Risk-free interest rate	3%	2%	2%	0.3%
Expected volatility	38%	34%	34%	38%
Expected life (in years)	6	6	6	6

10. Restructuring

In April 2020, the Company undertook a re-organization and restructuring plan. The restructuring involved the organizational integration of the DealCloud acquisition and COVID-related headcount reductions across all functions. The Company recorded $3.7 million of restructuring charges during the year ended June 30, 2020 related to severance payments and termination benefits. As of June 30, 2020 and December 31, 2020, the total liabilities related to the restructuring plan were $2.4 million and $182,000, respectively. The restructuring was completed as of June 30, 2020. The Company expects to make the remaining cash payments for severance and related benefits earned as of June 30, 2020 under the restructuring plan throughout fiscal year 2021.

The following table presents activity for the restructuring plan during the year ended June 30, 2020 and six months ended December 31, 2020 (in thousands):

Amount
Balance—July 1, 2019	$—
Restructuring charges	3,659
Cash payments	(1,281)

Balance—June 30, 2020	$2,378
Cash payments	(2,064)
Release of accrual	(132)

Balance—December 31, 2020	$182

11. Income Taxes

The components of loss before income taxes is as follows (in thousands):

	Year ended June 30,		Six months ended December 31,
	2019 (As adjusted)*	2020 (As adjusted)*	2019	2020
US	$(23,960)	$(47,645)	$(24,510)	$(21,929)
Foreign	(985)	2,083	764	1,457

	$(24,945)	$(45,562)	$(23,746)	$(20,472)

*	As adjusted to reflect the impact of the full retrospective adoption of Topic 606. See Note 2 for a summary of adjustments.

The income tax (benefit)/expense consists of the following (in thousands):

	Year ended June 30,		Six months ended December 31,
	2019	2020	2019	2020

Current
Federal	$(10)	$—	$—	$—
State	79	18	20	17
Foreign	141	628	316	562

	210	646	336	579

Deferred
Federal	(7,238)	—	—	—
State	(638)	(195)	(82)	(56)
Foreign	(140)	(98)	(139)	(258)

	(8,016)	(293)	(221)	(314)

Income tax (benefit)/expense	$(7,806)	$353	$115	$265

The income tax (benefit)/expense differs from the amount computed by applying the statutory federal income tax rate as follows (in thousands):

	Year ended June 30,		Six months ended December 31,
	2019 (As adjusted)*	2020 (As adjusted)*	2019	2020

Federal tax (benefit)/expense:
At statutory rate	$(5,239)	$(9,568)	$(4,987)	$(4,189)
Nondeductible acquisition costs	2	—	19	812
State tax (net of federal benefit)	53	30	(61)	(40)
Research credits	(628)	(1,098)	(565)	300
Change in valuation allowance	(2,437)	10,921	5,405	3,068
Other	443	68	304	314

	$(7,806)	$353	$115	$265

*	As adjusted to reflect the impact of the full retrospective adoption of Topic 606. See Note 2 for a summary of adjustments.

Deferred tax assets and liabilities are as follows (in thousands):

	Year ended June 30,		Six months ended December 31,
	2019 (As adjusted)*	2020 (As adjusted)*	2020

Deferred tax assets
Nondeductible accrued expenses	$1,745	$1,927	$1,927
Net operating loss carryforwards	17,560	18,064	18,972
Research and development credit	3,953	5,476	5,360
Stock-based compensation	650	1,044	1,044
Interest carryforwards	4,804	11,287	14,395
Deferred revenue, net	224	587	587
Other	331	464	470
Valuation allowance	(7,622)	(20,723)	(25,662)

Total deferred tax assets	21,645	18,126	17,093

Deferred tax liabilities
Revenue recognition	(8,805)	(6,580)	(5,483)
Deferred sales commissions	(2,314)	(3,065)	(3,065)
Fixed assets	(862)	(724)	(724)
Purchased intangibles	(12,574)	(10,373)	(10,115)

Total deferred tax liabilities	(24,555)	(20,742)	(19,387)

Net deferred tax liabilities	$(2,910)	$(2,616)	$(2,294)

*	As adjusted to reflect the impact of the full retrospective adoption of Topic 606. See Note 2 for a summary of adjustments.

The Company adopted ASC 606 effective July 1, 2020 using the full retrospective method of adoption and recorded an increase of $8.8 million in deferred tax liabilities related to deferred revenue and an increase of $1.0 million in deferred tax liabilities related to deferred commissions as of June 30, 2019, which was fully offset by a decrease in the valuation allowance. The Company recorded a decrease of $0.7 million in deferred tax assets and an increase in deferred tax liabilities of $6.6 million related to deferred revenue and an increase of $1.1 million in deferred tax liabilities related to deferred commissions as of June 30, 2020, which was fully offset by a decrease in the valuation allowance.

As of June 30, 2020, the Company has federal, California and other state net operating loss carryforwards of approximately $72.6 million, $18.1 million and $23.7 million, respectively, as adjusted to reflect the impact of the full retrospective adoption of Topic 606, which expire beginning in the year 2027. As of June 30, 2020, the Company has federal and state research credit carryforwards of approximately $4.7 million and $4.0 million, respectively, expiring beginning in 2027 for federal. The state credits can be carried forward indefinitely.

As of December 31, 2020, the Company has federal, California and other state net operating loss carryforwards of approximately $77.2 million, $18.6 million and $26.0 million, respectively, as adjusted to reflect the impact of the full retrospective adoption of Topic 606, which expire beginning in the year 2027. As of December 31, 2020, the Company has federal and state research credits carryforwards of approximately $4.3 million and $3.7 million, respectively, expiring beginning in 2027 for federal. The state credits can be carried forward indefinitely.

Federal and state tax laws impose substantial restrictions on the utilization, for tax purposes, of net operating loss and credit carryforwards in the event of an ownership change as defined in Section 382 of the Internal Revenue Code. Accordingly, the Company’s ability to utilize these carryforwards may be limited as a result of such ownership change. Such a limitation could result in the expiration of carryforwards before they are utilized.

In assessing the need for a valuation allowance, the Company considered all available evidence both positive and negative, including historical levels of income, legislative developments, expectations and risks associated with estimates of future taxable income, and prudent and feasible tax planning strategies.

As a result of this analysis as of June 30, 2019 and 2020 and December 31, 2020, the Company has determined that it is more likely than not that it will not realize the benefits of its deferred tax assets due to continuing losses and therefore has recorded a valuation allowance of $7.6 million, $20.7 million, and $25.7 million, respectively, as adjusted to reflect the impact of the full retrospective adoption of Topic 606, to reduce the carrying value of its deferred tax assets.

As of June 30, 2020 and December 31, 2020, the Company has accumulated undistributed earnings generated by foreign subsidiaries of approximately $0.3 million and $1.7 million, respectively. The Company intends, however, to indefinitely reinvest these earnings and expect future U.S. cash generation to be sufficient to meet future U.S. cash needs. The Company has not recognized deferred taxes related to the federal and state income taxes and foreign withholding taxes on the undistributed earnings of foreign subsidiaries indefinitely reinvested outside the United States.

It is the Company’s policy to recognize interest and penalties related to income tax matters in income tax expense. As of June 30, 2019 and 2020, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company does not anticipate any significant increases or decreases to its unrecognized tax benefits in the next 12 months. There is no applicable lapse of the statute of limitations in the next 12 months.

The Company files income tax returns in the US federal jurisdiction and various state jurisdictions. In the normal course of business, the Company is subject to examination by taxing authorities throughout the nation. The Company is not currently under audit by the Internal Revenue Service or other similar state and local authorities. All tax years remain open to examination by major taxing jurisdictions to which the Company is subject.

The following table summarizes the activity related to the Company’s unrecognized tax benefits (in thousands):

	June 30,		December 31,
	2019	2020	2020
Beginning of the year, unrecognized tax benefits	$1,625	$2,082	$2,783
Decreases, prior year tax positions	(10)	—	(417)
Increases, current year tax positions	467	701	215

End of the year, unrecognized tax benefits	$2,082	$2,783	$2,581

None of the tax benefits included in the balance of unrecognized tax benefits as of June 30, 2019 and 2020, and December 31, 2020, if recognized, would affect the effective tax rate. The balance of $2.1 million, $2.8 million, $2.6 million, of tax benefits included in the balance of unrecognized tax benefits as of June 30, 2019 and 2020, and December 31, 2020, respectively, would result in adjustments to other tax accounts, primarily deferred taxes.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was enacted. The CARES Act was signed into law with the intention of providing economic relief to address the effects of the COVID-19 pandemic in the United States, which had several changes to corporate income tax law. Significant changes were made to the net operating loss carryforward and carryback rules, business interest expense limitation rules under section 163(j) and other provisions. No provisions of the CARES Act are expected to have a material impact to the Company’s income tax provision for the year ended June 30, 2020 or the six months ended December 31, 2020. The Company will keep monitoring the impact that the COVID-19 pandemic and/or the CARES Act will have on the Company and reflect any tax effects in the corresponding periods.

12. Net loss per share

The following table sets forth the computation of basic and diluted net loss per share for the periods indicated (in thousands, except share and per share data):

	Year ended June 30,		Six months ended December 31,
	2019 (As adjusted)*	2020 (As adjusted)*	2019	2020

Numerator
Net loss	$(17,139)	$(45,915)	$(23,861)	$(20,737)
Less: cumulative dividends allocated to preferred shareholders	(12,044)	(14,048)	(6,730)	(7,700)

Net loss attributable to common stockholders	$(29,183)	$(59,963)	$(30,591)	$(28,437)

Denominator
Weighted-average shares used to compute net loss per share attributable to common stockholders, basic and diluted	23,338,800	24,109,146	24,061,546	27,023,830

Net loss per share attributable to common stockholders
Basic and diluted	$(1.25)	$(2.49)	$(1.27)	$(1.05)

*	As adjusted to reflect the impact of the full retrospective adoption of Topic 606. See Note 2 for a summary of adjustments.

Basic net loss per share is the same as diluted net loss per share because we reported net losses for all periods presented. We excluded the following potential shares of common stock from the calculation of diluted net loss per share attributable to common stockholders because these would be anti-dilutive:

	As of June 30,		As of December 31,
	2019	2020	2019	2020
Convertible preferred stock (on an if-converted basis)	17,762,379	19,034,437	19,034,437	19,034,437
Stock options to purchase common stock	10,774,672	11,227,806	11,567,838	13,663,958

Total	28,537,051	30,262,243	30,602,275	32,698,395

13. Employee benefit plans

On December 22, 2012, the Company adopted a 401(k) plan (the 401(k) Plan) for all US employees who have met certain eligibility requirements. Under the 401(k) Plan, employees may elect to contribute up to 100% of their eligible compensation, subject to certain limitations. The Company may make discretionary and matching contributions to the 401(k) Plan each year for the preceding calendar year. The Company incurred matching expenses of $1.4 million, $2.2 million, $1.0 million, and $1.1 million for the years ended June 30, 2019 and 2020, and the six months ended December 31, 2019 and 2020, respectively. The Company also offers group pension plans for all U.K. and Australian employees who have met certain eligibility requirements. The Company makes matching contributions to the group pension plan each month. The Company incurred matching expenses of $464,000, $698,000, $346,000, and $399,000, for the years ended June 30, 2019 and 2020, and six months ended December 31, 2019 and 2020, respectively.

14. Subsequent events

The Company evaluated subsequent events through January 29, 2021, the date on which the June 30, 2020 financial statements were originally issued, and May 11, 2021, the date on which the retrospectively revised June 30, 2020 financial statements were issued (as to the effects of the adoption of ASC 606 described in Note 2).

For the unaudited six months ended December 31, 2020, the Company evaluated subsequent events through May 11, 2021, the date on which these interim financial statements were issued.

In July 2020, the Company entered into a subscription and purchase agreement with certain existing shareholders to sell them shares of common stock at a price of $12.00 per share and a stock purchase agreement with the Chief Financial Officer to repurchase 200,000 shares of the Company’s common stock at a price of $12.00 per share. In anticipation of this transaction the Company also amended its certificate of incorporation to increase its authorized number of common shares to 65,000,000. In August 2020, the Company issued 2,432,545 shares of common stock for total proceeds of $29.2 million and repurchased common stock for an aggregate price of $2.4 million.

In November 2020, the Company’s Board of Directors approved an increase in the number of shares of common stock reserved for issuance under the 2012 Plan by 2,555,000 shares of common stock.

In January 2021, the Company entered into a director services agreement with Mr. Charles Moran, a director of the Company to engage him as a special advisor for a 12-month term for financial advice and advice in connection with the Company’s initial public offering. As consideration for Mr. Moran’s services, the Company granted him an option to purchase up to 300,000 shares of the Company’s common stock with an aggregate fair value on the grant date of $1.8 million, one-half of which will vest upon the effectiveness of a registration statement or a change of control of the Company occurring prior to May 31, 2022, and one-half of which will vest on the first anniversary of that date. If a registration statement does not become effective or if there is not a change of control of the Company prior to May 31, 2022, the Company’s Board will determine which portion (if any) of the options will vest. In February 2021, Mr. Moran exercised his option to purchase all 300,000 shares of our common stock for an aggregate price of approximately $4.4 million. Pursuant to the option award agreement, these restricted shares are subject to repurchase by the Company if the option vesting conditions are not met.

In April 2021, the Company entered into an agreement to acquire all outstanding shares of Repstor Limited (“Repstor”) for initial cash consideration of £16.0 million, subject to certain adjustments, plus additional maximum contingent payments of £20.5 million based upon the achievement of certain performance measures.

Repstor is a company based in Belfast, Northern Ireland and engaged in the creation of Microsoft 365-based enterprise content management and team collaboration tools. The transaction is subject to regular and customary closing conditions and is expected to close in the fourth quarter of fiscal year 2021.

In April 2021, the Company’s Board of Directors approved an increase in the number of shares of common stock reserved for issuance under the 2012 Plan by 404,325 shares of common stock.

Through and including         , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

            Shares

Intapp, Inc.

Common Stock

PRELIMINARY PROSPECTUS

J.P. Morgan	BofA Securities	Credit Suisse

            , 2021

Part II

Information not required in prospectus

Item 13.    Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than estimated underwriting discounts and commissions payable by us, in connection with the offer and sale of the securities being registered. All amounts shown are estimates except for the SEC registration fee, the Financial Industry Regulatory Authority, Inc. (FINRA) filing fee and the exchange listing fee.

Amount to be paid
SEC registration fee	$	*
FINRA filing fee		*
Listing fees		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expense		*
Miscellaneous		*

Total	$	*
*	To be filed by amendment.

Item 14.    Indemnification of Directors and Officers.

We are incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law (the “DGCL”), provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the Registrant. The DGCL provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. Our certificate of incorporation provides for indemnification by us of members of our board of directors, members of committees of our board of directors and of our other committees, and our executive officers, and allows us to provide indemnification for our other officers and agents and employees, and those serving another corporation, partnership, joint venture, trust or other enterprise at the request of the Registrant, in each case to the maximum extent permitted by the DGCL.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions or (iv) for any transaction from which the director derived an improper personal benefit. Our certificate of incorporation provides for such limitation of liability.

We plan on entering into separate indemnification agreements with each of our directors and officers which are in addition to our indemnification obligations under our certificate of incorporation. These indemnification agreements may require us, among other things, to indemnify our directors and officers against expenses and liabilities that may arise by reason of their status as directors and officers, subject to certain exceptions. These indemnification agreements may also require us to advance any expenses incurred by our directors and officers as a result of any proceeding against them as to which they could be indemnified and to obtain and maintain directors’ and officers’ insurance.

We maintain standard policies of insurance under which coverage is provided (a) to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (b) to us with respect to payments which may be made by us to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

The proposed form of underwriting agreement to be filed as Exhibit 1.1 to this Registration Statement will provide for indemnification of our directors and officers by the underwriters against certain liabilities.

Item 15.    Recent Sales of Unregistered Securities.

In the three years preceding the filing of this registration statement, we have issued the following unregistered securities.

Equity Issuances

•

In March 2019, the Company sold 250,000 shares of common stock to HLUS Holdings LLC for a purchase price of $12.00 per share and $3,000,000 in the aggregate. The shares of common stock described above were issued in reliance on the exemption contained in Section 4(a)(2) of the Securities Act on the basis that the transactions did not involve a public offering. No underwriters were involved in the sale.

•

In October 2019, the Company sold an aggregate of 923,077 shares of its Series A-1 convertible preferred stock to Anderson Investments Pte. Ltd at a purchase price of $13.00 per share for gross proceeds of $12,000,000. In November 2019, the Company sold an additional 348,981 shares of its Series A-1 convertible preferred stock to Anderson Investments Pte. Ltd. at a purchase price of $13.00 for gross proceeds of $4,536,753. The shares of Series A-1 convertible preferred stock described above were issued in reliance on the exemption contained in Section 4(a)(2) of the Securities Act on the basis that the transactions did not involve a public offering. No underwriters were involved in the sale.

•

In July 2020, the Company sold (i) 1,178,806 shares of common stock to Anderson Investments Pte. Ltd. for a purchase price of $12.00 per share and $14,145,672 in the aggregate, (ii) 1,041,667 shares of common stock to Great Hill Equity Partners IV, L.P. for a purchase price of $12.00 per share and $12,500,004 in the aggregate and (iii) 212,072 shares of common stock to John Hall for a purchase price of $12.00 per share and $2,544,864 in the aggregate. The shares of common stock described above were issued in reliance on the exemption contained in Section 4(a)(2) of the Securities Act on the basis that the transactions did not involve a public offering. No underwriters were involved in the sale.

Option and RSU Issuances

From            through the filing date of this registration statement, we granted to our directors, officers, employees, consultants and other service providers options to purchase an aggregate of            shares of our common stock under our equity compensation plans at exercise prices ranging from approximately $        to $        per share.

The option and RSU issuances described above were exempt from registration under the Securities Act under either (1) Rule 701 in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under Rule 701 or (2) Section 4(a)(2) of the Securities Act as transactions by an issuer not involving any public offering. The recipients of such securities were the Registrant’s employees, consultants or directors and received the securities under the Registrant’s equity compensation plans. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions.

Item 16.    Exhibits and Financial Statement Schedules.

a. Exhibits

The exhibit index attached hereto is incorporated herein by reference.

b. Financial Statement Schedules

No financial statement schedules are provided because the information called for is not applicable or is shown in the financial statements or notes thereto.

Item 17.    Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

Exhibit index

Exhibit no.		Description of exhibit

1.1	*	Form of Underwriting Agreement

3.1	*	Amended and Restated Certificate of Incorporation of the Registrant, to be in effect immediately prior to the closing of this offering

3.2	*	Amended and Restated Bylaws of the Registrant, to be in effect immediately prior to the closing of this offering

5.1	*	Opinion of Shearman & Sterling LLP

10.1	*	Amended and Restated Credit Agreement, dated as of August 13, 2018, by and among Intapp, Inc., Integration Appliance, Inc., Golub Capital LLC, TC Lending, LLC, and other loan parties thereto

10.2	*	Amendment No. 1 to Amended and Restated Credit Agreement, dated May 17, 2019

10.3	*+	Intapp, Inc. Amended and Restated 2012 Stock Option and Grant Plan

10.4	*+	Intapp, Inc. 2021 Employee Stock Purchase Plan

10.5	*+	Intapp, Inc. 2021 Omnibus Incentive Plan

10.6	*+	Form of Restricted Share Unit Award Agreement under the 2021 Omnibus Incentive Plan

10.7	*+	Form of Performance Share Unit Award Agreement under the 2021 Omnibus Incentive Plan

10.8	*+	Form of Stock Option Award Agreement under the 2021 Omnibus Incentive Plan

10.9	*+	Form of Indemnification Agreement between the Registrant and each of its Executive Officers and Directors

10.10	*+	Form of Stockholders’ Agreement

10.11	*+	Form of Registration Rights Agreement

10.12	*	Employment Agreement, dated as of December 21, 2012, by and between Integration Appliance, Inc. and John Hall

10.13	*	First Amendment to Employment Agreement, dated as of June 27, 2018, by and between Integration Appliance, Inc. and John Hall

10.14	*+	Amended & Restated Terms of Employment dated as of July 1, 2020, by and between Integration Appliance, Inc. and Stephen Robertson

10.15	*+	Employment Agreement, dated as of December 21, 2012, by and between Integration Appliance, Inc. and Thaddeus Jampol

10.16	*+	Director Service Agreement, dated as of December 30, 2021, by and between Intapp, Inc. and Charles Moran

21.1	*	List of Subsidiaries

23.1	*	Consent of Shearman & Sterling (included in Exhibit 5.1)

23.2	*	Consent of Deloitte & Touche LLP

24.1	*	Powers of Attorney (included on the signature pages)

*	To be filed by amendment.
+	Indicates a management contract or compensatory plan.

Signatures

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Palo Alto, California on            , 2021.

INTAPP, INC.

By:
Name: John Hall
Title: Chief Executive Officer

Power of attorney

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John Hall and Stephen Robertson and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and revocation, for him or her and in his or her name, place and stead, in any and all capacities, to execute any or all amendments including any post-effective amendments and supplements to this registration statement, and any additional registration statement filed pursuant to Rule 462(b), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on the date indicated below:

Signature	Title	Date

John Hall	Chief Executive Officer and Director (principal executive officer)	, 2021

Stephen Robertson	Chief Financial Officer (principal financial officer)	, 2021

Kalyani Tandon	Chief Accounting Officer (principal accounting officer)	, 2021

, 2021
Chris Gaffney	Director

, 2021
Derek Schoettle	Director

, 2021
Mukul Chawla	Director

, 2021
Charles Moran	Director